As filed with the Securities and Exchange Commission on March 29, 2024
Registration Statement No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)
Pennsylvania	6021	23-2530374
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
77 East King Street
Shippensburg, PA 17257
(888) 677-7869
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Thomas R. Quinn, Jr.
President and Chief Executive Officer
77 East King Street
Shippensburg, PA 17257
(717) 530-2602
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:
Samantha M. Kirby, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Matthew Dyckman, Esq. Executive Vice President, General Counsel 77 East King Street Shippensburg, PA 17257 (717) 530-7262	Craig L. Kauffman President and Chief Executive Officer Codorus Valley Bancorp, Inc. 105 Leader Heights Road York, PA 17403 (717) 747-1519	Paul J. Jaskot, Esq. Holland & Knight LLP 1650 Market Street, Suite 3300 Philadelphia, PA 19103 (215) 252-9539
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in this registration statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated March 29, 2024
To the Shareholders of Codorus Valley Bancorp, Inc. and
the Shareholders of Orrstown Financial Services, Inc.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Orrstown Financial Services, Inc. (“ORRF”) and Codorus Valley Bancorp, Inc., (“CVLY”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger of equals of ORRF and CVLY. We are requesting that you take certain actions as a holder of ORRF common stock (an “ORRF shareholder”) or as a holder of CVLY common stock (a “CVLY shareholder”).
On December 12, 2023, ORRF and CVLY entered into an agreement and plan of merger (as it may be amended, supplemented or modified from time to time in accordance with its terms, the “merger agreement”) pursuant to which ORRF and CVLY have agreed to combine their respective businesses. The transaction will create a bank holding company with approximately $5.3 billion in total assets, operating 51 branches in central and eastern Pennsylvania as well as Washington County and the greater Baltimore area in Maryland.
Under the merger agreement, CVLY will be merged with and into ORRF (the “merger”) with ORRF as the surviving corporation (the “combined company”). The parties intend to cause CVLY’s wholly-owned bank subsidiary, PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank (“PeoplesBank”), to be merged with and into Orrstown Bank, a Pennsylvania chartered bank, which is the wholly-owned subsidiary of ORRF, with Orrstown Bank as surviving as the combined bank.
In the merger, CVLY shareholders will receive 0.875 shares of ORRF common stock, no par value, (“ORRF common stock”) for each share of CVLY common stock, par value $2.50 (“CVLY common stock”) (the “exchange ratio”) they own. Based on the closing price of ORRF common stock on the Nasdaq Stock Market (“Nasdaq”) on December 11, 2023, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $21.31 in value for each share of CVLY common stock, representing merger consideration of approximately $207.0 million on an aggregate basis. ORRF shareholders will continue to own their existing shares of ORRF common stock following the merger.
The value of ORRF common stock at the time of the completion of the merger could be greater than, less than or the same as the value of ORRF common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of ORRF common stock (Nasdaq trading symbol “ORRF”) and CVLY common stock (Nasdaq trading symbol “CVLY”).
We expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Based on the number of shares of CVLY common stock outstanding as of [•], 2024, ORRF expects to issue approximately [•] shares of ORRF common stock to CVLY shareholders in the aggregate in the merger. We estimate that former CVLY shareholders will own approximately 44% and existing ORRF shareholders will own approximately 56% of the common stock of the combined company following the completion of the merger.
ORRF and CVLY will each hold a virtual special meeting of our respective shareholders in connection with the merger. At our respective special meetings, in addition to other business, ORRF will ask its shareholders to approve the issuance of shares of ORRF common stock to CVLY shareholders pursuant to the merger agreement and CVLY will ask its shareholders to approve the merger agreement and a proposal approving the merger-related compensation of the named executive officers of CVLY on a non-binding, advisory basis. ORRF and CVLY will ask their shareholders to approve a proposal to adjourn their respective special meetings to a later date or dates, if necessary, to permit further solicitation of proxies to approve the share issuance proposal and the CVLY merger proposal, as applicable. Information about these meetings and the merger is contained in this document and the joint proxy statement/prospectus. We urge you to read this document and the joint proxy statement/prospectus carefully and in their entirety.
The special meeting of ORRF shareholders will be held virtually via live webcast, on [•], 2024 at [•], local time.
The special meeting of CVLY shareholders will be held virtually on [•], 2024 at [•], local time.
Each of the boards of directors of ORRF and CVLY unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective special meetings. We strongly support this combination of our companies and join our boards of directors in their recommendations.
The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about ORRF and CVLY and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully. In particular, you should read the section entitled “Risk Factors” beginning on page 25 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about ORRF and CVLY from documents that have been filed with the Securities and Exchange Commission that are incorporated into the accompanying joint proxy statement/prospectus by reference.
On behalf of ORRF and CVLY, thank you for your prompt attention to this important matter.
Sincerely,

Thomas R. Quinn, Jr. President and Chief Executive Officer Orrstown Financial Services, Inc.	Craig L. Kauffman President and Chief Executive Officer Codorus Valley Bancorp, Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2024
To the shareholders of Orrstown Financial Services, Inc.:
On December 12, 2023, Orrstown Financial Services, Inc. (“ORRF”) and Codorus Valley Bancorp, Inc. (“CVLY”) entered into an agreement and plan of merger (as it may be amended, supplemented or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which CVLY will merge with and into ORRF (the “merger”), with ORRF as the surviving corporation. The parties intend to cause CVLY’s wholly-owned bank subsidiary, PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank, to be merged with and into Orrstown Bank, a Pennsylvania chartered bank, which is the wholly-owned subsidiary of ORRF, with Orrstown Bank as the surviving bank. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.
NOTICE IS HEREBY GIVEN that we will hold a special meeting of shareholders of ORRF to be held virtually via live webcast, on [•], 2024 at [•], local time. You will be able to attend the ORRF special meeting by visiting [•].
The ORRF special meeting is being held for the following purposes:
1.
Approval of the Issuance of Shares of ORRF Common Stock to CVLY Shareholders. To consider and vote upon a proposal to approve the issuance of shares of ORRF common stock to the shareholders of CVLY, pursuant to the merger agreement (the “ORRF share issuance proposal”); and

2.
Adjournment. To consider and vote upon a proposal to adjourn the ORRF special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the ORRF special meeting to approve the ORRF share issuance proposal (the “ORRF adjournment proposal”).

No other business may be conducted at the ORRF special meeting.
We have fixed the close of business on [•], 2024 as the record date for the determination of shareholders entitled to notice of and to vote at the ORRF special meeting. Only holders of ORRF common stock of record at the close of business on that date will be entitled to notice of and to vote at the ORRF special meeting or any adjournment or postponement of the ORRF special meeting.
The ORRF board unanimously recommends that you vote “FOR” the ORRF share issuance proposal and “FOR” the ORRF adjournment proposal.
If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of ORRF common stock, please contact our proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9452, or via e-mail to orrf@allianceadvisors.com.
Your vote is very important. The merger cannot be completed unless the affirmative vote of a majority of votes cast at the ORRF special meeting by the holders of the outstanding shares of ORRF common stock present in person or represented by proxy and entitled to vote in favor of the ORRF share issuance proposal. Whether or not you plan to attend the ORRF special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by mobile device pursuant to the instructions provided on the enclosed proxy card.
By Order of the Board of Directors,

Thomas R. Quinn, Jr.
President and Chief Executive Officer Orrstown Financial Services, Inc. [•], 2024

NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS
To Be Held on [•], 2024
To the shareholders of Codorus Valley Bancorp, Inc.:
On December 12, 2023, Codorus Valley Bancorp, Inc. (“CVLY”) and Orrstown Financial Services, Inc. (“ORRF”) entered into an agreement and plan of merger (as it may be amended, supplemented or modified from time to time in accordance with its terms), pursuant to which CVLY will merge with and into ORRF (the “merger”), with ORRF as the surviving corporation. The parties intend to cause CVLY’s wholly-owned bank subsidiary, PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank, to be merged with and into Orrstown Bank, a Pennsylvania chartered bank, which is the wholly-owned subsidiary of ORRF, with Orrstown Bank as the surviving bank. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.
NOTICE IS HEREBY GIVEN that we will hold a special meeting of shareholders of CVLY, to be held virtually (the “CVLY special meeting”), solely by means of remote communication, at [•] local time on [•], 2024. You will be able to attend the CVLY special meeting by visiting [•].
The CVLY special meeting is being held for the following purposes:
1.
Approval of the Agreement and Plan of Merger of ORRF and CVLY. To consider and vote upon a proposal to approve the Agreement and Plan of Merger by and between ORRF and CVLY dated as of December 12, 2023 (the “merger agreement”), pursuant to which CVLY will merge with and into ORRF, whereupon the separate corporate existence of CVLY will cease (the “CVLY merger proposal”);

2.
Approval, on a Non-binding, Advisory Basis, of CVLY Executive Officer Compensation. To consider and vote upon a proposal to approve, on a non-binding, advisory basis, the compensation that may become payable to CVLY’s named executive officers that is based on or otherwise relates to the merger (the “CVLY compensation proposal”); and

3.
Adjournment. To consider and vote upon a proposal to adjourn the CVLY special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the CVLY special meeting to approve the CVLY merger proposal (the “CVLY adjournment proposal”).

No other business may be conducted at the CVLY special meeting.
We have fixed the close of business on [•], 2024 as the record date for the determination of shareholders entitled to notice of and to vote at the CVLY special meeting. Only holders of CVLY common stock of record at the close of business on that date will be entitled to notice of and to vote at the CVLY special meeting or any adjournment or postponement of the CVLY special meeting. CVLY has determined that holders of CVLY common stock are not entitled to dissenters’ rights with respect to the proposed merger under the Pennsylvania Business Corporation Law of 1988, as amended.
CVLY’s board of directors unanimously recommends that you vote “FOR” the CVLY merger proposal, “FOR” the CVLY compensation proposal, and “FOR” the adjournment proposal.

If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of CVLY common stock, please contact our proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9448, or via e-mail to cvly@allianceadvisors.com.
Your vote is very important. The merger cannot be completed unless the holders of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. Whether or not you plan to attend the CVLY special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
By Order of the Board of Directors,

Craig L. Kauffman
President and Chief Executive Officer Codorus Valley Bancorp, Inc. [•], 2024

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about ORRF and CVLY from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is publicly available at the Securities and Exchange Commission’s EDGAR website at www.sec.gov and will be made available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus free of charge by requesting them in writing or by telephone.
If you are an ORRF shareholder, you may contact ORRF or ORRF’s proxy solicitor at the following addresses or telephone numbers listed below:
Orrstown Financial Services, Inc. 77 East King Street Shippensburg, PA 17257 (888) 677-7869 Attn: Investor Relations	Alliance Advisors, LLC 200 Broadacres Drive 3rd Floor Bloomfield, NJ 07003 Toll Free: (833) 814-9452 orrf@allianceadvisors.com
If you are a CVLY shareholder, you may contact CVLY or CVLY’s proxy solicitor at the following addresses or telephone numbers listed below:
Codorus Valley Bancorp, Inc. Codorus Valley Corporate Center 105 Leader Heights Road York, PA 17403 (717) 747-1519 Attn: Investor Relations	Alliance Advisors, LLC 200 Broadacres Drive 3rd Floor Bloomfield, NJ 07003 Toll Free: (833) 814-9448 cvly@allianceadvisors.com
If you would like to request documents, please do so by [•] in order to receive them before the applicable special meeting of shareholders.
For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see the section of the joint proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 130.
You should only rely on the information contained or incorporated by reference into this document. We have not authorized anyone to provide shareholders of ORRF and CVLY with different information. The document is dated [•], 2024. Shareholders of ORRF and CVLY should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to ORRF or CVLY shareholders nor the issuance by ORRF of ORRF common stock in connection with the transactions contemplated by the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding ORRF has been provided by ORRF and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding CVLY has been provided by CVLY.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS
The following questions and answers are intended to address briefly some commonly asked questions regarding the Orrstown Financial Services, Inc. (“ORRF”) special meeting (the “ORRF special meeting”) and the Codorus Valley Bancorp, Inc. (“CVLY”) special meeting (the “CVLY special meeting”). These questions and answers may not address all questions that may be important to you as a ORRF or CVLY shareholder. To more fully understand the merger, the ORRF special meeting and the CVLY special meeting, you should read this entire joint proxy statement/prospectus, including the materials attached as appendices, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because ORRF and CVLY have entered into an agreement and plan of merger (as may be amended, supplemented or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which ORRF would acquire CVLY. If the required shareholder approvals are obtained and the merger is subsequently completed, CVLY will be merged with and into ORRF (the “merger”), with ORRF as the surviving corporation (the “combined company”). The parties then intend to cause CVLY’s wholly-owned bank subsidiary, PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank (“PeoplesBank”), to be merged with and into Orrstown Bank, a Pennsylvania chartered bank, (“Orrstown Bank”), the wholly-owned bank subsidiary of ORRF (the “bank merger”), with Orrstown Bank as the surviving bank (the “combined bank”).

In order to complete the merger, among other things:
•
Holders of ORRF common stock (“ORRF shareholders”) must approve the issuance of shares of ORRF common stock, no par value (“ORRF common stock”), to the shareholders of CVLY (“CVLY shareholders”), pursuant to the merger agreement (the “ORRF share issuance proposal”); and

•	CVLY shareholders must approve the merger agreement (the “CVLY merger proposal”).
ORRF is holding the virtual ORRF special meeting to obtain approval of the ORRF share issuance proposal.
In addition, ORRF shareholders will be asked to approve a proposal to adjourn the ORRF special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the ORRF special meeting to approve the ORRF share issuance proposal (the “ORRF adjournment proposal”).
CVLY is holding a virtual special meeting of CVLY shareholders (the “CVLY special meeting”) to obtain approval of the CVLY merger proposal.
In addition, CVLY shareholders will be asked to approve, on a non-binding, advisory basis, the compensation payable to the named executive officers of CVLY in connection with the merger (the “CVLY compensation proposal”) and to approve a proposal to adjourn the CVLY special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the CVLY special meeting to approve the CVLY merger proposal (the “CVLY adjournment proposal”).
This document is also a prospectus that is being delivered to CVLY shareholders because, pursuant to the merger agreement, ORRF is offering shares of ORRF common stock to CVLY shareholders.
We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement, a copy of which is included as Appendix A to this joint proxy statement/prospectus, the ORRF proxy solicitation and the CVLY proxy solicitation. You should read this information carefully and in its entirety. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the merger?
A:
In the merger, CVLY will merge with and into ORRF, with ORRF as the surviving company. In the bank merger, which will occur promptly after the merger, PeoplesBank will be merged with and into Orrstown Bank, with Orrstown Bank as the surviving bank.

Each share of CVLY common stock, par value $2.50 per share (“CVLY common stock”), issued and outstanding immediately prior to the effective time of the merger (the “effective time”) will be canceled and converted into the right to receive 0.875 shares (the “exchange ratio”) of ORRF common stock (the “merger consideration”), as further described in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 90.
After completion of the merger, (i) CVLY will no longer be a public company and will cease to exist, (ii) CVLY common stock will be delisted from the Nasdaq Stock Market (“Nasdaq”) and will cease to be publicly traded, and (iii) CVLY common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the merger, ORRF shareholders will continue to own their existing shares of ORRF common stock. See the information provided in the section entitled “The Merger — Structure of the Merger” beginning on page 44 and the merger agreement for more information about the merger.
Q:	When and where will each of the special meetings take place?
A:	The ORRF special meeting will be held virtually via live webcast, on [•], 2024 at [•], local time. ORRF shareholders will not be able to attend the meeting in person.
The CVLY special meeting will be held virtually via live webcast, on [•], 2024 at [•], local time. CVLY shareholders will not be able to attend the meeting in person.
Q:	What matters will be considered at each of the special meetings?
A:	At the ORRF special meeting, ORRF shareholders will be asked to consider and vote on the following proposals:
•	ORRF Proposal 1: The ORRF share issuance proposal; and
•	ORRF Proposal 2: The ORRF adjournment proposal.
At the CVLY special meeting, CVLY shareholders will be asked to consider and vote on the following proposals:
•	CVLY Proposal 1: The CVLY merger proposal;
•	CVLY Proposal 2: The CVLY compensation proposal; and
•	CVLY Proposal 3: The CVLY adjournment proposal.
In order to complete the merger, among other things, ORRF shareholders must approve the ORRF share issuance proposal (the “ORRF shareholder approval”) and CVLY shareholders must approve the CVLY merger proposal (the “CVLY shareholder approval”). None of the approvals of the ORRF adjournment proposal, the CVLY compensation proposal or the CVLY adjournment proposal is a condition to the obligations of ORRF or CVLY to complete the merger.
Q:	Why must ORRF shareholders approve the issuance of shares of ORRF common stock in connection with the merger (i.e., the ORRF share issuance proposal)?
A:
The ORRF shareholders are required to approve the issuance of shares of ORRF common stock in connection with the merger, which will require the affirmative vote of a majority of votes cast at the ORRF special meeting by the shareholders present in person or represented by proxy and entitled to vote. Because ORRF is listed on Nasdaq and is subject to Nasdaq’s listing rules, and ORRF will issue in excess of 20% of its outstanding shares of ORRF common stock to CVLY shareholders in connection with the merger, under Nasdaq’s listing rules, ORRF shareholders are required to approve the issuance of shares of ORRF common stock in connection with the merger. The merger cannot be completed unless ORRF shareholders approve the ORRF share issuance proposal.

Q:	What will CVLY shareholders receive in the merger?
A:
In the merger, CVLY shareholders will receive 0.875 shares of ORRF common stock for each share of CVLY common stock held immediately prior to the completion of the merger. ORRF will not issue any fractional shares of ORRF common stock in the merger. CVLY shareholders who would otherwise be entitled to a fractional share of ORRF common stock in the merger will instead receive an amount in cash

(without interest) determined by multiplying such fractional interest by the average closing price per share of ORRF common stock, as reported on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the ten consecutive trading days ending on the fifth business day immediately prior to the closing date of the merger (the “ORRF average share price”), rounded to the nearest whole cent.
Q:	What will ORRF shareholders receive in the merger?
A:
In the merger, ORRF shareholders will not receive any consideration, and their shares of ORRF common stock will remain outstanding and will constitute shares of ORRF common stock following the merger. Following the merger, shares of ORRF common stock will continue to be traded on Nasdaq.

Q:	Will the value of the merger consideration change between the date of the joint proxy statement/prospectus and the time the merger is completed?
A:
Yes. Upon consummation of the merger, each issued and outstanding share of CVLY common stock will be canceled and converted into the right to receive a number of shares of ORRF common stock based upon the exchange ratio. As such, the value of the merger consideration will largely depend on the market price for a share of ORRF common stock at the time the merger is completed. The market price for a share of ORRF common stock when CVLY shareholders receive such shares of ORRF common stock after the merger is completed could be greater than, less than, or the same as the market price of shares of ORRF common stock on the date of this joint proxy statement/prospectus. Neither ORRF nor CVLY is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of ORRF common stock or CVLY common stock.

Q:	How will the merger affect CVLY equity awards?
A:
The merger agreement provides that each option to purchase CVLY common stock under CVLY’s 2007 Long-Term Incentive Plan, as amended, and the 2017 Long-Term Incentive Plan, as amended, and any other similar plan (collectively, the “CVLY Equity Plans”), which is outstanding immediately prior to the effective time will automatically be converted into an option to purchase a number of shares of ORRF common stock equal to the product of the number of shares of CVLY common stock subject to such stock option immediately prior to the effective time and the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of ORRF common stock of such stock option immediately prior to the effective time divided by (ii) the exchange ratio. Following the effective time, each such stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable immediately prior to the effective time.

All timed-based restricted stock awards and time-based restricted stock unit awards granted under the CVLY Equity Plans will vest in full and all such shares CVLY common stock will be considered outstanding shares for all purposes of the merger agreement. In addition, all performance-based restricted stock awards and performance-based restricted stock unit awards granted under the CVLY Equity Plans will vest at the greater of (i) an assumed achievement of all relevant performance goals at the “target” level or (ii) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the closing date of the merger and the award will become vested pro rata based on the portion of the applicable performance period completed through the closing date of the merger.
Q:	How will the merger affect the CVLY employee stock purchase plan?
A:
The merger agreement provides that, as soon as reasonably practicable following the signing of the merger agreement, the 2007 Codorus Valley Bancorp, Inc. Restated Employee Stock Purchase Plan (the “CVLY ESPP”) will be suspended and the final offering period currently in effect will end on the earlier of (i) its regular end date and (ii) such date as CVLY determines in its sole discretion (provided that such date shall be no later than the date that is five business days prior to the closing of the merger). The CVLY ESPP will terminate on the date immediately prior to the closing date of the merger.

Q:	How will the merger affect ORRF’s or CVLY’s existing 401(k) plan?
A:
The merger agreement provides that, if requested by ORRF no later than 30 days prior to the closing, CVLY will terminate its 401(k) plan effective as of the day prior to the effective time (but contingent upon the occurrence thereof) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which will be reasonably satisfactory to ORRF. If the CVLY 401(k) plan is terminated, ORRF agrees to permit participants in the CVLY 401(k) plan who are CVLY employees to roll over their account balances and outstanding loan balances from such plan to ORRF’s 401(k) plan, and such CVLY employees who satisfy the eligibility requirements of ORRF’s 401(k) plan (taking into account credit for prior years of service with CVLY pursuant to the merger agreement, other than for purposes of profit-sharing contribution) will be eligible to immediately participate in ORRF’s 401(k) plan. Prior to the closing, ORRF will take such other actions (including, without limitation, amending ORRF’s 401(k) plan) as may be required to effect the 401(k) provisions contemplated thereby.
Q:	How does the ORRF board of directors recommend that I vote at the ORRF special meeting?
A:
The ORRF board of directors (the “ORRF board”) has unanimously (i) determined that the issuance of ORRF common stock is advisable and in the best interests of ORRF and its shareholders, and (ii) approved and adopted the merger agreement and the consummation of the transactions contemplated thereby, including the issuance of ORRF common stock. The ORRF board unanimously recommends that ORRF shareholders vote “FOR” the ORRF share issuance proposal and “FOR” the ORRF adjournment proposal.

See the sections entitled “The Merger — ORRF’s Reasons for the Merger; Recommendation of the ORRF Board” beginning on page 50 for a more detailed discussion of the ORRF board’s recommendations and reasons therefor. In addition, certain of ORRF’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of ORRF shareholders. These interests are described in more detail in the section titled “The Merger — Interests of Certain ORRF Directors and Executive Officers in the Merger” beginning on page 75.
Q:	How does the CVLY board of directors recommend that I vote at the CVLY special meeting?
A:
The CVLY board of directors (the “CVLY board”) has unanimously (i) determined that the merger, the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of CVLY, (ii) approved and adopted the merger agreement and the consummation of the transactions contemplated thereby, including the merger and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the bank merger. The CVLY board unanimously recommends that CVLY shareholders vote “FOR” the CVLY merger proposal, “FOR” the CVLY compensation proposal, and “FOR” the CVLY adjournment proposal.

See the sections entitled “The Merger — CVLY’s Reasons for the Merger; Recommendation of the CVLY Board” beginning on page 53 for a more detailed discussion of the CVLY board’s recommendations and reasons therefor. In addition, certain of CVLY’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of CVLY’s shareholders. These interests are described in more detail in the section entitled “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger” beginning on page 78.
Q:	Who is entitled to vote at the ORRF special meeting?
A:
The holders of record of ORRF common stock at the close of business on [•], 2024, which is the date the ORRF board has fixed as the record date for the ORRF special meeting (the “ORRF record date”) are entitled to vote at the ORRF special meeting.

ORRF shareholders are entitled to one vote for each share of ORRF common stock held as of the ORRF record date. As of the close of business on the ORRF record date, there were [•] outstanding shares of ORRF common stock.
Attendance at the ORRF special meeting is not required to vote. See below and the section entitled “The ORRF Special Meeting — How to Vote Shares of ORRF Common Stock” beginning on page 32 for instructions on how to vote your shares of ORRF common stock without attending the ORRF special meeting.
Q:	Who is entitled to vote at the CVLY special meeting?
A:
The holders of record of CVLY common stock at the close of business on [•], 2024, which is the date the CVLY board has fixed as the record date for the CVLY special meeting (the “CVLY record date”), are entitled to vote at the CVLY special meeting.

CVLY shareholders are entitled to one vote for each share of CVLY common stock held as of the CVLY record date. As of the close of business on the CVLY record date, there were [•] outstanding shares of CVLY common stock.
Attendance at the CVLY special meeting is not required to vote. See below and the section entitled “The CVLY Special Meeting — How to Vote Shares of CVLY Common Stock” beginning on page 38 for instructions on how to vote your shares of CVLY common stock without attending the CVLY special meeting.
Q:	What constitutes a quorum for the ORRF special meeting?
A:
A quorum, consisting of the holders of a majority of the shares of ORRF common stock entitled to vote on any matter at the ORRF special meeting, must be present in person or by proxy before any action may be taken at the ORRF special meeting. Once a share of ORRF common stock is represented at the ORRF special meeting, it will be counted for the purpose of determining a quorum not only at the ORRF special meeting but also at any adjournment or postponement of the ORRF special meeting. In the event that a quorum is not present at the ORRF special meeting, it is expected that the ORRF special meeting will be adjourned or postponed. Abstentions and broker non-votes (if any) will not be counted for purposes of determining the number of votes cast on a proposal, but abstentions will be treated as present for quorum purposes.

Q:	What constitutes a quorum for the CVLY special meeting?
A:
Under Pennsylvania law and the CVLY bylaws, a quorum, consisting of the holders of a majority of the shares of CVLY common stock entitled to vote on each matter at the CVLY special meeting, must be present in person (for this meeting, only virtually) or by proxy before any action may be taken at the CVLY special meeting. Once a share of CVLY common stock is represented at the CVLY special meeting, it will be counted for the purpose of determining a quorum not only at the CVLY special meeting but also at any adjournment or postponement of the CVLY special meeting. In the event that a quorum is not present at the CVLY special meeting, it is expected that the CVLY special meeting will be adjourned or postponed. Abstentions and broker non-votes (if any) will not be counted for purposes of determining the number of votes cast on a proposal, but only abstentions will be treated as present for quorum purposes.

Q:	What vote is required for the approval of each proposal at the ORRF special meeting?
A:
ORRF Proposal 1 — The ORRF Share Issuance Proposal. Approval of the ORRF share issuance proposal requires the affirmative vote of a majority of votes cast at the ORRF special meeting by the shareholders present in person or represented by proxy and entitled to vote. If you fail to submit a proxy or vote in person at the ORRF special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the ORRF adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).

ORRF Proposal 2 — The ORRF Adjournment Proposal. Approval of the ORRF adjournment proposal requires the affirmative vote of a majority of the votes cast at the ORRF special meeting by the shareholders present in person or represented by proxy and entitled to vote. If you fail to submit a proxy or vote in person at the ORRF special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the ORRF adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Q:	What vote is required for the approval of each proposal at the CVLY special meeting?
A:
CVLY Proposal 1 — The CVLY Merger Proposal. Approval of the CVLY merger proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. If you fail to submit a proxy or to vote in person at the CVLY special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the CVLY merger proposal, it will have the same effect as a vote “AGAINST” such proposal.

CVLY Proposal 2 — The CVLY Compensation Proposal. Approval of the CVLY non-binding, advisory compensation proposal requires the affirmative vote of at least a majority of the votes cast by holders of

CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. If you fail to submit a proxy or to vote in person at the CVLY special meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the CVLY compensation proposal, it will have the same effect as a vote “AGAINST” such proposal.
CVLY Proposal 3 — The CVLY Adjournment Proposal. Approval of the CVLY adjournment proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. If a quorum is present at the CVLY special meeting, if you fail to submit a proxy or to vote in person at the CVLY special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or submit as a broker non-vote with respect to the CVLY adjournment proposal, it will have the same effect as a vote “AGAINST” such proposal. In the absence of a quorum at the CVLY special meeting, if you are present by participation at the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have no effect on the outcome of the CVLY adjournment proposal.
Q:
Why am I being asked to consider and vote on a proposal to approve on an advisory, a non-binding basis, the merger-related compensation arrangements for the CVLY named executive officers (i.e., the CVLY compensation proposal)?

A:
Under Securities and Exchange Commission (“SEC”) rules, CVLY is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to CVLY’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What will happen if CVLY shareholders do not approve the CVLY compensation proposal?
A:
The vote with respect to the CVLY compensation proposal is an advisory vote and will not be binding on CVLY or the CVLY board. Therefore, if the CVLY merger proposal is not approved by CVLY’s shareholders, the compensation described in the CVLY compensation proposal could still be paid to the CVLY named executive officers, if and to the extent required or allowed under applicable law, even if CVLY’s shareholders do not approve the CVLY compensation proposal.

Q:	What if I hold shares in both ORRF and CVLY?
A:
If you hold shares of both ORRF common stock and CVLY common stock, you will receive separate packages of proxy materials. A vote cast as a ORRF shareholder will not count as a vote cast as a CVLY shareholder, and a vote cast as a CVLY shareholder will not count as a vote cast as a ORRF shareholder. Therefore, please submit separate proxies for your shares of ORRF common stock and your shares of CVLY common stock.

Q:	How can I attend, vote and ask questions at the ORRF special meeting or the CVLY special meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of ORRF common stock or CVLY common stock, you are a “record holder” and your shares may be voted at the ORRF special meeting or the CVLY special meeting by you. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the ORRF special meeting or the CVLY special meeting, as applicable, by you as described below. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.
ORRF Special Meeting. To participate in the ORRF special meeting, visit [•]. ORRF shareholders may log into the meeting platform beginning at [•], local time, on [•], 2024. The live webcast will begin promptly at [•], local time. ORRF shareholders are encouraged to access the ORRF special meeting website prior to the start of the meeting and to allow sufficient time to complete the online registration process. You should plan to have your proxy card available when you vote, as you will need the number that is printed in the box on the proxy card marked by the arrow. This is your control number.

CVLY Special Meeting. To participate in the CVLY special meeting, visit [•]. CVLY shareholders may log into the meeting platform beginning at [•], local time, on [•], 2024. The live webcast will begin promptly at [•], local time. CVLY shareholders are encouraged to access the CVLY special meeting website prior to the start of the meeting and to allow sufficient time to complete the online registration process. You should plan to have your proxy card available when you vote, as you will need the number that is printed in the box on the proxy card marked by the arrow. This is your control number.
ORRF and CVLY recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the virtual special meetings can be found under the section entitled “The ORRF Special Meeting — Participating in the ORRF Special Meeting” on page 32 and under the section entitled “The CVLY Special Meeting — Attending the CVLY Special Meeting” on page 38.
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold your shares directly as the record holder of ORRF common stock or CVLY common stock or beneficially in “street name,” you may direct your vote by proxy without attending the ORRF special meeting or the CVLY special meeting, as applicable. If you are a record holder of ORRF common stock or CVLY common stock, you can vote your shares by proxy via the Internet, by mobile device or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of ORRF common stock or CVLY common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Additional information on voting procedures can be found under the section entitled “The ORRF Special Meeting — Participating in the ORRF Special Meeting” on page 32 and under the section entitled “The CVLY Special Meeting — Attending the CVLY Special Meeting” on page 38.
Q:	What do I need to do now?
A:
Read and consider the information contained in this joint proxy statement/prospectus, including the appendices, carefully and then please submit as soon as possible either your ORRF proxy, in the case of ORRF shareholders, or your CVLY proxy, in the case of CVLY shareholders.

Q:	If my shares of ORRF common stock or CVLY common stock are held in street name by my broker, will my broker automatically vote my shares for me?
A:
No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you. Please check the voting instructions form used by your bank, broker or other nominee.

Q:	What is a “broker non-vote”?
A:
A “broker non-vote” occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed “routine” under the New York Stock Exchange rules. On non-routine matters, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A “broker non-vote” occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine.

Q:	What if I abstain from voting or fail to instruct my bank, broker or other nominee?
A:
For the purposes of the ORRF special meeting, an abstention occurs when a ORRF shareholder attends the ORRF special meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. Abstentions and broker non-votes of shares of ORRF common stock will not have any effect on the approval of the ORRF share issuance proposal or the approval of the ORRF adjournment proposal at the ORRF special meeting.

For purposes of the CVLY special meeting, an abstention occurs when a CVLY shareholder attends the CVLY special meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. In the event that a quorum is present, abstentions and broker non-votes of shares of CVLY common stock will have the same effect as a vote “AGAINST” the CVLY merger proposal, the CVLY compensation proposal, and the CVLY adjournment proposal at the CVLY special meeting. In the absence of a quorum at the CVLY special meeting, if you are present by participation at the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have no effect on the outcome of the CVLY adjournment proposal.
Q:	Why is my vote important?
A:
The merger cannot be completed unless ORRF shareholders approve the ORRF share issuance proposal and CVLY shareholders approve the CVLY merger proposal, which are the only applicable ORRF or CVLY shareholder proposals necessary to complete the merger. Information about the ORRF special meeting and the CVLY special meeting, the merger and other matters to be considered by shareholders of each of ORRF and CVLY is contained in this document.

As inducement for CVLY to enter into the merger agreement, each director and executive officer of ORRF, who own in the aggregate approximately [•]% of the outstanding shares of ORRF common stock, as of the ORRF record date, entered into a voting agreement with CVLY pursuant to which he or she agreed, among other things, to vote their shares of ORRF common stock in favor of the issuance of ORRF common stock to CVLY shareholders as the merger consideration and any other matters required to be approved by ORRF’s shareholders for the consummation of the merger (the “ORRF voting agreement”). These shareholders also agreed to certain restrictions on their ability to transfer their shares of ORRF common stock pursuant to each of their ORRF voting agreements except as contemplated thereby or by the merger agreement. The ORRF voting agreement is substantially in the form included as Exhibit B to the merger agreement.
As inducement for ORRF to enter into the merger agreement, each director and executive officer of CVLY, who own in the aggregate approximately [•]% of the outstanding shares of CVLY common stock as of the CVLY record date, entered into a voting agreement with ORRF pursuant to which he or she agreed, among other things, to vote their shares of CVLY common stock in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby (including the merger) and any other matter required to be approved by CVLY shareholders for the consummation of the merger (the “CVLY voting agreement,” and together with the ORRF voting agreement, the “voting agreements”). These shareholders also agreed to certain restrictions on their ability to transfer their shares of CVLY common stock pursuant to each of their CVLY voting agreements, except as contemplated thereby or by the merger agreement. The CVLY voting agreement is substantially in the form included as Exhibit A to the merger agreement.
Q:	What if I am a record holder and I do not indicate a decision with respect to the matters required to be voted on?
A:
If you are a record holder of ORRF common stock or CVLY common stock and you returned a signed proxy card without indicating how to vote on any particular proposal, the shares of ORRF common stock represented by your proxy will be voted as recommended by the ORRF board with respect to such proposals, or the shares of CVLY common stock represented by your proxy will be voted as recommended by the CVLY board with respect to such proposals, as the case may be.

Q:	Can I change my vote?
A:	You may revoke your proxy at any time before it is exercised.
For ORRF shareholders, you must give written notice of revocation to Secretary, Orrstown Financial Services, Inc., 77 East King Street, Shippensburg, Pennsylvania 17257, submit another properly signed proxy with a more recent date, or vote online or by mobile device at the ORRF special meeting after giving notice to the secretary. Please note that simply participating in the ORRF special meeting in person without voting will not revoke your proxy.

You may revoke a proxy for shares held by a bank, broker, or other nominee by submitting new voting instructions to the bank, broker, or other nominee or, if you have obtained a legal proxy from the bank, broker, or other nominee giving you the right to vote the shares at the ORRF special meeting, by following the voting instructions provided in the legal proxy.
For CVLY shareholders, if you are a shareholder of record, the CVLY shareholder can revoke a proxy by:
•
delivering to CVLY prior to the CVLY special meeting a written notice of revocation addressed to: Daniel Stolzer, Executive Vice President, General Counsel, and Corporate Secretary, PeoplesBank, 105 Leader Heights Road, York, Pennsylvania 17403;

•	completing, signing and returning a new proxy card with a later date before the date of the CVLY special meeting, and any earlier dated proxy will be revoked automatically;
•
calling the toll free number listed on the CVLY proxy card or by accessing the Internet site listed on the CVLY proxy card to change his or her vote by [•], Eastern Time, on [•], in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or

•
attending the CVLY special meeting and voting during the meeting by visiting [•] and following the instructions, and any earlier proxy will be revoked. However, simply attending the CVLY special meeting without voting will not revoke a CVLY proxy.

If you have instructed a bank, broker or other nominee to vote your shares of CVLY common stock, you must follow directions received from the bank, broker or other nominee to change his or her vote. Revocation of a proxy or a later-dated proxy received by CVLY after the vote will not affect the vote. Attendance at the CVLY special meeting will not, in and of itself, constitute revocation of a proxy.
Q:	Will ORRF be required to submit the ORRF share issuance proposal to its shareholders even if the ORRF board has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the ORRF special meeting, ORRF is required to submit the ORRF share issuance proposal to ORRF shareholders even if the ORRF board has withdrawn, modified or qualified its recommendation.

Q:	Will CVLY be required to submit the CVLY merger proposal to its shareholders even if the CVLY board has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the CVLY special meeting, CVLY is required to submit the CVLY merger proposal to CVLY shareholders even if the CVLY board has withdrawn, modified or qualified its recommendation.

Q:	Will ORRF shareholders have appraisal or dissenters’ rights in connection with the merger?
A:	No. Under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), ORRF shareholders are not entitled to appraisal or dissenters’ rights in the merger.
Q:	Will CVLY shareholders have appraisal or dissenters’ rights in connection with the merger?
A:	No. Under the provisions of the PBCL, CVLY shareholders are not entitled to appraisal or dissenters’ rights in the merger.
Q:	Are there any risks that should be considered in deciding whether to vote for the matters required to be voted on by the respective shareholders of ORRF and CVLY?
A:	Yes. Set forth under the section entitled “Risk Factors” beginning on page 25, are a number of risk factors that ORRF shareholders and CVLY shareholders should consider carefully.
Q:	What are the U.S. federal income tax consequences of the merger to CVLY shareholders?
A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes, and each of

ORRF’s and CVLY’s obligations to complete the merger is conditioned on the receipt of a legal opinion to the effect that the merger will so qualify. Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 106, CVLY shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CVLY common stock for ORRF common stock in the merger, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of ORRF common stock.
CVLY shareholders who receive cash in lieu of fractional shares will be treated as having received the fractional share and then having the fractional share redeemed by ORRF for cash. Accordingly, a portion of their adjusted basis in shares of CVLY common stock surrendered pursuant to the merger will be allocated to the fractional share which is deemed to have been received and the CVLY shareholder will recognize gain or loss in an amount equal to the difference between the cash received for the fractional share and his or her adjusted basis allocable to that fractional share.
The tax consequences of the merger to a particular CVLY shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, each CVLY shareholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
For further information concerning the U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 106.
Q:	When do ORRF and CVLY expect to complete the merger?
A:
The parties expect to complete the merger on or about [•], 2024. However, there is no assurance when or if the merger will occur. Prior to the consummation of the merger, ORRF shareholders must approve the ORRF share issuance proposal at the ORRF special meeting, CVLY shareholders must approve the CVLY merger proposal at the special meeting and other conditions to the consummation of the merger must be satisfied.

Q:	What are the conditions to complete the merger?
A:
The obligations of ORRF and CVLY to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, the approval by ORRF shareholders of the ORRF share issuance proposal, the approval by CVLY shareholders of the CVLY merger proposal, the authorization for listing on Nasdaq the shares of ORRF common stock to be issued in the merger, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the absence of legal restraint prohibiting the merger, the parties’ performance of their respective obligations under the merger agreement subject to certain materiality qualifications, and the accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications. For more information, see the section entitled “The Merger Agreement — Conditions to Complete the Merger” beginning on page 89.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, CVLY shareholders will not receive any consideration for their shares of CVLY common stock in connection with the merger. Instead CVLY will remain an independent public company and CVLY common stock will continue to be listed and traded on Nasdaq. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $8.3 million will be payable by either ORRF or CVLY, as applicable. See the section entitled “The Merger Agreement — Termination Fee” beginning on page 95 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before the ORRF special meeting or CVLY special meeting, as applicable?
A:
Each of the ORRF record date and CVLY record date is earlier than the date of the ORRF special meeting and the CVLY special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of ORRF common stock or CVLY common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to CVLY common stock, you will not have the right to receive the merger consideration to be received by CVLY shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of CVLY common stock through the completion of the merger.
Q:	If the merger is completed, when can CVLY shareholders expect to receive the merger consideration?
A:
Promptly following the completion of the merger, the exchange agent will send each former CVLY shareholder of record instructions detailing how such shareholders can exchange their shares of CVLY common stock for the merger consideration.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you are a beneficial owner and hold shares of ORRF common stock or CVLY common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of ORRF common stock or CVLY common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of ORRF common stock or CVLY common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:	Whom should I call if I have questions?
A:
If you are a ORRF shareholder and have any questions concerning the merger or joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of ORRF common stock, please contact ORRF’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9452, or via e-mail to orrf@allianceadvisors.com.

If you are a CVLY shareholder and have any questions concerning the merger or joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of CVLY common stock, please contact CVLY’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9448, or via e-mail to cvly@allianceadvisors.com.
Q:	Where can I find more information about ORRF and CVLY?
A:	You can find more information about ORRF and CVLY from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 130.
Q:	What is householding and how does it affect me?
A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of ORRF common stock and CVLY common stock, as applicable, held through brokerage firms. If your household has multiple accounts holding ORRF common stock or CVLY common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To more fully understand the merger and for a more complete description of the legal terms of the merger, you should read this entire document, including the materials attached as appendices, as well as the other documents to which we have referred you. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 130. The page references in parentheses included in this summary will direct you to a more detailed description of each topic presented.
Parties to the Merger (page 43)
Orrstown Financial Services, Inc. and Orrstown Bank
Orrstown Financial Services, Inc., a Pennsylvania corporation, is the holding company for Orrstown Bank, a Pennsylvania chartered bank organized in 1919. ORRF provides banking and financial advisory services located in south central Pennsylvania, principally in Berks, Cumberland, Dauphin, Franklin, Lancaster, Perry and York Counties, Pennsylvania, and in Anne Arundel, Baltimore, Howard and Washington Counties, Maryland, as well as Baltimore City, Maryland. ORRF’s lending area also includes adjacent counties in Pennsylvania and Maryland, as well as Loudon County, Virginia and Berkeley, Jefferson and Morgan Counties, West Virginia.
ORRF has historically derived most of its income through dividends from Orrstown Bank. At December 31, 2023, ORRF had total assets of $3.1 billion, total deposits of $2.6 billion and total shareholders’ equity of $265.1 million.
ORRF has no employees. Its 12 officers are employees of Orrstown Bank. On December 31, 2023, Orrstown Bank had 410 full-time and 15 part-time employees.
Orrstown Bank, a member bank of the Federal Reserve System, is engaged in commercial banking and trust business as authorized by the Pennsylvania Banking Code of 1965. This involves accepting demand, time and savings deposits, and granting loans. Orrstown Bank holds commercial, residential, consumer and agribusiness loans primarily in its market areas described above.
ORRF’s principal executive offices are located at 77 East King Street, Shippensburg, Pennsylvania 17257, with additional executive and administrative offices at 4750 Lindle Road, Harrisburg, Pennsylvania, 17111.
Codorus Valley Bancorp, Inc.
Codorus Valley Bancorp, Inc. is a Pennsylvania business corporation incorporated on October 7, 1986. On March 2, 1987, Codorus Valley became a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), as amended. PeoplesBank, A Codorus Valley Company, is its wholly owned bank subsidiary. CVLY’s business consists primarily of managing PeoplesBank, and its principal source of income is dividends received from PeoplesBank. PeoplesBank offers a full range of consumer, business, wealth management, and mortgage services at financial centers located in communities throughout South Central Pennsylvania and Central Maryland. CVLY also wholly-owns one non-bank subsidiary, SYC Realty Co., Inc., a subsidiary for holding certain foreclosed assets pending liquidation.
On December 31, 2023, CVLY had total consolidated assets of $2.2 billion, total deposits and other liabilities of $2.00 billion, and total shareholders’ equity of $199,605,000.
PeoplesBank operates under a state charter and is subject to regulation by the Pennsylvania Department of Banking and Securities (“DOBS”), and the Federal Deposit Insurance Corporation (“FDIC”). CVLY is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the DOBS.
As of December 31, 2023, CVLY employed 317 full-time associates (including CVLY’s officers) and 24 part-time associates.
CVLY’s principal executive offices are located at 105 Leader Heights Road, York, Pennsylvania 17403, with additional operations in York, Cumberland and Lancaster Counties, Pennsylvania and Baltimore and Harford Counties and Baltimore City in Maryland.

The Merger and the Merger Agreement (page 89)
ORRF and CVLY entered into the merger agreement on December 12, 2023. The merger agreement provides for the merger of CVLY with and into ORRF, with ORRF continuing as the surviving company. It is anticipated that PeoplesBank will merge with and into Orrstown Bank, with Orrstown Bank continuing as the combined bank, immediately following the merger.
The merger will occur following approval of the proposal to approve the merger agreement by CVLY shareholders, the approval of the issuance of shares of ORRF common stock to CVLY shareholders by the ORRF shareholders, receipt of regulatory approvals and satisfaction or waiver of all other conditions to the merger. The merger agreement is attached to this document as Appendix A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.
Merger Consideration (page 90)
If the merger agreement is approved by the holders of at least a majority of the shares of CVLY common stock outstanding and entitled to vote at the special meeting, the ORRF share issuance is approved by ORRF shareholders, and the merger is subsequently completed, each outstanding share of CVLY common stock will be converted into the right to receive 0.875 shares of ORRF common stock as set forth in the merger agreement.
No fractional shares of ORRF common stock will be issued in connection with the merger. Instead, each CVLY shareholder will receive an amount of cash, in lieu of any fractional share, based on the ORRF average share price.
Market Price and Dividend Information
Shares of ORRF common stock currently trade on Nasdaq under the symbol “ORRF.” Shares of CVLY common stock currently trade on Nasdaq under the symbol “CVLY.”
The following table sets forth the closing sale prices of (i) ORRF common stock as reported on Nasdaq, and (ii) CVLY common stock as reported on Nasdaq, on December 11, 2023, the last trading day before ORRF and CVLY announced the merger, and on [•], 2024, the last practicable trading day before the distribution of this joint proxy statement/prospectus. To help illustrate the market value of the per share merger consideration to be received by CVLY’s shareholders, the following table also presents the equivalent market value per share of CVLY common stock as of December 11, 2023 and [•], 2024, which were determined by multiplying the closing price for the ORRF common stock on those dates by the exchange ratio. See the section entitled “The Merger Agreement — Merger Consideration” beginning on page 90 for additional information about the merger consideration.
	ORRF Common Stock	CVLY Common Stock	Equivalent Market Value Per Share of CVLY Common Stock
At December 11, 2023	$24.35	$20.50	$21.31
At [•], 2024	$[•]	$[•]	$[•]
The market price of ORRF common stock and CVLY common stock will fluctuate prior to the date of the ORRF special meeting, the date of the CVLY special meeting and the date on which CVLY shareholders receive the merger consideration. CVLY shareholders should obtain a current price quotation for the shares of ORRF common stock to update the implied value for a share of CVLY common stock.
ORRF and CVLY have been paying a regular quarterly cash dividend on ORRF common stock and CVLY common stock, respectively. Pursuant to the merger agreement, neither ORRF nor CVLY may make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of ORRF common stock or CVLY common stock, respectively, except that (i) ORRF may declare and pay regular quarterly cash dividends on ORRF common stock no greater than $0.20 per share of ORRF common stock in the ordinary course of business consistent with past practice and (ii) CVLY may declare and pay regular quarterly cash dividends on CVLY common stock no greater than to $0.17 per share of CVLY common stock in the ordinary course of business consistent with past practice.

Treatment of CVLY Equity Awards (page 90)
Each option to purchase CVLY common stock under the CVLY Equity Plans which is outstanding immediately prior to the effective time will automatically be converted into an option to purchase a number of shares of ORRF common stock equal to the product of the number of shares of CVLY common stock subject to such stock option immediately prior to the effective time and the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of ORRF common stock of such stock option immediately prior to the effective time divided by (ii) the exchange ratio. Following the effective time, each such stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable immediately prior to the effective time.
All time-based restricted stock awards and time-based restricted stock unit awards granted under the CVLY Equity Plans will vest in full and all such shares of CVLY common stock will be considered outstanding shares for all purposes of the merger agreement. In addition, all performance-based restricted stock awards and performance-based restricted stock unit awards granted under the CVLY Equity Plans will vest at the greater of (x) an assumed achievement of all relevant performance goals at the “target” level, or (y) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the closing date of the merger and the award will become vested pro rata based on the portion of the applicable performance period completed through the closing date of the merger.
Treatment of CVLY Employee Stock Purchase Plan (page 91)
As soon as reasonably practicable following the signing of the merger agreement, the CVLY ESPP will be suspended and the final offering period currently in effect will end on the earlier of (i) its regular end date and (ii) such date as CVLY determines in its sole discretion (provided that such date shall be no later than the date that is five business days prior to the closing of the merger). The CVLY ESPP will terminate on the date immediately prior to the closing date of the merger.
Material U.S. Federal Income Tax Consequences of the Merger (page 106)
The merger is intended to qualify, and the obligations of the parties to complete the merger are conditioned upon the receipt of a legal opinion from their respective counsel to the effect that the merger will qualify, as a reorganization within the meaning of Section 368 of the Code. CVLY’s shareholders should not recognize gain or loss with respect to the ORRF common stock that they receive in the merger, except with respect to any cash they receive in lieu of receiving a fractional share of ORRF common stock. Each of ORRF’s and CVLY’s obligations to complete the merger are conditioned on its receipt of this opinion, dated as of the effective date of the merger, regarding certain U.S. federal income tax consequences of the merger.
Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.
ORRF’s Reasons for the Merger, Recommendation of ORRF’s Board (page 50)
At a meeting on December 12, 2023, the ORRF board unanimously adopted and approved the merger agreement and the transactions contemplated by the merger agreement. The ORRF board unanimously recommends that ORRF shareholders vote “FOR” the ORRF share issuance proposal and “FOR” the ORRF adjournment proposal, if necessary.
CVLY’s Reasons for the Merger; Recommendation of CVLY’s Board (page 53)
After careful consideration, at a special meeting held on December 12, 2023, the CVLY board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, are advisable and in the best interests of CVLY, (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the bank merger. Accordingly, the CVLY board unanimously recommends that CVLY shareholders vote “FOR” the CVLY merger proposal, “FOR” the CVLY compensation proposal, and “FOR” the CVLY adjournment proposal.

Opinion of ORRF’s Financial Advisor (page 56)
At the December 12, 2023 meeting of the ORRF board, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s opinion, subsequently confirmed in writing and dated December 12, 2023, to the ORRF board (in its capacity as such), as to the fairness, as of such date, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to the holders of ORRF common stock, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James in connection with the preparation of its opinion.
The full text of the written opinion of Raymond James, dated December 12, 2023, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James, is attached as Appendix B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the ORRF board (in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio in the merger agreement was fair, from a financial point of view, to the holders of ORRF common stock. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the transactions contemplated thereby, the underlying business decision of ORRF to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for ORRF, or any other transaction in which ORRF might engage.
The summary of the opinion is qualified in its entirety by reference to the full text of the opinion. ORRF shareholders are urged to read the entire opinion carefully in connection with their consideration of the merger agreement and the merger. Neither the Raymond James opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitute advice or a recommendation to the ORRF board or any holder of ORRF common stock as to how the ORRF board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.
Opinion of CVLY’s Financial Advisor (page 63)
In connection with the merger, CVLY’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated December 12, 2023, to the CVLY board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CVLY common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix C to this joint proxy statement/prospectus.
The opinion was for the information of, and was directed to, the CVLY board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of CVLY to engage in the merger or enter into the merger agreement or constitute a recommendation to the CVLY board in connection with the merger, and it does not constitute a recommendation to any holder of CVLY common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
Interests of Certain ORRF Directors and Executive Officers in the Merger (page 75)
In considering the recommendation of the ORRF board with respect to the merger, ORRF shareholders should be aware that ORRF’s directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of ORRF, which are:
•
certain of ORRF’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the effective time;

•
certain of ORRF’s executive officers hold outstanding ORRF equity awards under the 2011 Orrstown Financial Services, Inc. Stock Incentive Plan (“ORRF SIP”), which will become immediately vested upon a change in control (including the merger); and

•
in connection with the merger, ORRF and CVLY intend to establish retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. Certain of ORRF’s executive officers may be eligible to participate in these retention programs.

The ORRF board was aware of the foregoing interests and considered them, among other matters, in making its recommendation that ORRF’s shareholders vote to approve the ORRF share issuance proposal and the ORRF adjournment proposal. For more information, see the sections entitled “The Merger — Background of the Merger” beginning on page 44 and “The Merger — ORRF’s Reasons for the Merger and Factors Considered by the ORRF Board” beginning on page 50. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain ORRF Directors and Executive Officers in the Merger” beginning on page 75.
Interests of Certain CVLY Directors and Executive Officers in the Merger (page 78)
In considering the recommendation of the CVLY board with respect to the merger, CVLY’s shareholders should be aware that CVLY’s directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of CVLY, which are:
•
ORRF and CVLY have agreed that, subject to certain exceptions, the merger will constitute a “change in control” or term of similar import under certain of the CVLY benefit and compensation plans, which may result in payments or benefits to CVLY’s executive officers pursuant to certain of CVLY’s benefit or compensation plans, under specified circumstances;

•
certain of CVLY’s executive officers and directors are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the effective time;

•
certain of CVLY’s executive officers and directors hold outstanding CVLY equity awards which will vest upon the occurrence of a change in control (including the merger) and a qualifying termination of employment or service; and

•
certain of CVLY’s executive officers are each a party to either an employment agreement or a change in control agreement that provides for severance payments and benefits in connection with a qualifying termination of employment in connection with a change in control (including the Merger).

The CVLY board was aware of the foregoing interests and considered them, among other matters, in making its recommendation that CVLY’s shareholders vote to approve the CVLY merger proposal, the CVLY compensation proposal, and the CVLY adjournment proposal. For more information, see the sections entitled “The Merger — Background of the Merger” beginning on page 44 and “The Merger — CVLY’s Reasons for the Merger and Factors Considered by the CVLY Board” beginning on page 53. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger” beginning on page 78.
Governance of Combined Company and the Combined Bank after the Merger (page 85)
Board of Directors of the Combined Company and the Combined Bank
Pursuant to the terms of the merger agreement, at the effective time, the ORRF board is required to take all actions necessary to (i) expand the size of the ORRF board to 13 members and (ii) appoint six new directors, each of whom shall be selected from the existing CVLY board by CVLY (subject to the prior consultation with ORRF), and (iii) cause four of ORRF’s existing directors to resign (subject to prior consultation with CVLY).
Each of the CVLY nominees will serve a term that will coincide with the remaining term of that class and until his or her successor is elected and qualified. The CVLY directors shall be appointed to fill the class of directors of the resigning ORRF directors, as applicable. The directors of the combined company shall be re-classified so that (i) there will be an equal split of the CVLY directors amongst all classes of directors and (ii) the total number of directors of each class will be split as evenly split as possible.

Upon the expiration of the term to which he or she is initially appointed, the board of directors of the combined company shall nominate and recommend such director for election by the shareholders to a successive three-year term on the board of directors of the combined company, provided, however, that, in each case he or she continues to meet the eligibility requirements for a director under the articles of incorporation and bylaws of the combined company.
Pursuant to the terms of the merger agreement, effective as of the effective time of the merger, Joel Zullinger will serve as the Chairman and Rodney Messick shall serve as the Vice Chairman of boards of directors of the combined company and the combined bank. The composition of the committees of the board of directors of the combined company will be as further set forth in the bylaws of the combined company, as amended by the bylaws amendment, defined below.
In consultation with ORRF, the CVLY board has selected Sarah M. Brown, Brian D. Brunner, Scott V. Fainor, John W. Giambalvo, Craig L. Kauffman, and J. Rodney Messick, to be the CVLY nominees to serve on the board of directors of each the combined company and the combined bank following the closing of the merger. Thomas D. Longenecker, Meera R. Modi, Andrea Pugh, and Floyd E. Stoner, current members of the board of directors of each ORRF and Orrstown Bank, will resign as members of the board of directors of each ORRF and Orrstown Bank effective as of the effective time. Following the closing of the merger, the boards of directors of the combined company and combined bank will consist of the following directors: Sarah M. Brown, Brian D. Brunner, Scott V. Fainor, Cindy J. Joiner, John W. Giambalvo, Craig L. Kauffman, Mark K. Keller, J. Rodney Messick, Thomas R. Quinn, Jr., Michael J. Rice, Eric A. Segal, Glenn W. Snoke and Joel R. Zullinger.
Prior to the effective time, the ORRF board will adopt the bylaws amendment to effect the requirements referenced in the merger agreement that are to be effected (the “bylaws amendment”). The corporate governance provisions of the bylaws of the combined bank will be consistent with the corporate governance provisions of the bylaws of the company, as amended by the bylaws amendment. The full text of the bylaws amendment can be found in Exhibit C of the merger agreement.
Management of the Combined Company and Combined Bank
Pursuant to the terms of the merger agreement, effective as of the effective time, members of the executive management of the combined company and the combined bank, all of whom are current executive officers of either ORRF or CVLY, are as follows:
•	Thomas R. Quinn, Jr. shall serve as the President and Chief Executive Officer of ORRF and Orrstown Bank (current President and President and Chief Executive Officer of ORRF);
•	Craig L. Kauffman shall serve as the Executive Vice President, Chief Operating Officer of ORRF and Orrstown Bank (current President and Chief Executive Officer of CVLY);
•	Chad M. Clabaugh shall serve as the Executive Vice President, Director of Consumer Banking of ORRF and Orrstown Bank (current Senior Vice President and Chief Consumer Banking Officer of CVLY);
•	David Chajkowski shall serve as the Executive Vice President, Chief Credit Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Credit Officer of ORRF);
•	Robert G. Coradi shall serve as the Executive Vice President, Chief Risk Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Risk Officer of ORRF);
•
Amy L. Doll shall serve as the Executive Vice President and Chief Operations and Technology Officer of ORRF and Orrstown Bank (current Senior Vice President and Chief Commercial Banking & Lending Officer of CVLY);

•	Matthew Dyckman shall serve as the Executive Vice President, General Counsel of ORRF and Orrstown Bank (current Executive Vice President and General Counsel of ORRF);
•	Jeffrey S. Gayman shall serve as Executive Vice President, Director of Retail of ORRF and Orrstown Bank (current Executive Vice President and Chief Mortgage and Retail Officer of ORRF);
•	Neelesh Kalani shall serve as Executive Vice President, Chief Financial Officer of ORRF and Orrstown Bank (current Senior Vice President and Chief Accounting Officer of ORRF);

•	Adam L. Metz shall serve as Executive Vice President, Chief Revenue Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Revenue Officer of ORRF);
•	Harland E. Carney III shall serve as Executive Vice President, Market President for York and Adams Counties of ORRF and Orrstown Bank (current Senior Vice President and Market President of CVLY);
•
Christopher D. Holt shall serve as Executive Vice President, Market President for Maryland of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Maryland region of ORRF);

•
David T. Hornberger shall serve as Executive Vice President, Market President for Eastern Region of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Eastern Pennsylvania region of ORRF); and

•
Zachary M. Khuri shall serve as Executive Vice President, Market President for Central Pennsylvania Region of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Central Pennsylvania Region of ORRF).

Headquarters and Name of the Combined Company (page 86)
The merger agreement provides that, effective as of the effective time, the headquarters of ORRF and Orrstown Bank will be located in Harrisburg, Pennsylvania, and the operations center of the surviving corporation and the combined bank shall be in York, Pennsylvania. The name of the combined company will be “Orrstown Financial Services, Inc.” and the name of the combined bank will be “Orrstown Bank”.
Regulatory Approvals (page 87)
Subject to the terms of the merger agreement, ORRF and CVLY have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities; provided, however, that in no event will CVLY or ORRF, or any of their respective subsidiaries, be required to agree to any prohibition, limitation, condition or other requirement as described in “The Merger — Regulatory Approvals” on page 87. The required regulatory approvals include, among others, the approval from the Federal Reserve Board for the merger unless a waiver from the prior approval requirement is available pursuant to Regulation Y under the BHC Act (12 C.F.R. Part 225), the approval from the Federal Reserve Board for the bank merger, and the approval from the DOBS for the merger and the bank merger under applicable state law. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. See “The Merger — Regulatory Approvals” beginning on page 87.
Expected Timing of the Merger (page 89)
We expect that the merger will be completed as soon as practicable following the satisfaction or waiver of all closing conditions, including approval of the merger agreement by CVLY shareholders and the issuance of the merger consideration by ORRF shareholders and receipt of all regulatory approvals. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied or waived, where permissible. We currently expect to complete the merger in the third fiscal quarter of 2024; however, because the merger is subject to conditions beyond our control, we cannot predict the actual timing of the closing.
Conditions to Complete the Merger (page 92)
ORRF and CVLY will not complete the merger unless a number of conditions are satisfied or waived, including:
•	the shareholders of CVLY must approve the merger agreement;
•	the shareholders of ORRF must approve the issuance of the merger consideration;
•
ORRF and CVLY must have obtained all regulatory approvals required to complete the transactions provided for in the merger agreement, all related statutory waiting periods must have expired, and none of the regulatory approvals may have imposed any term, condition or restriction that ORRF reasonably determines would constitute a “burdensome condition,” as defined in the merger agreement;

•
the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the completion of the transactions provided for in the merger agreement;

•	the representations and warranties of each of the parties in the merger agreement must be accurate, subject to exceptions provided that it would not have a material adverse effect;
•	each of the parties in the merger agreement must have performed in all material respects all obligations required to be performed;
•
ORRF and CVLY must each receive a legal opinion from their respective counsel, or such other counsel as provided for in the merger agreement, regarding treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•	The shares of ORRF common stock to be issued as the merger consideration will have been listed with Nasdaq; and
•	the registration statement becoming and remaining effective.
Termination of the Merger Agreement (page 93)
ORRF and CVLY can mutually agree to terminate the merger agreement before the merger has been completed, and either company can terminate the merger agreement if:
•
the merger is not consummated by December 31, 2024, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•
the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach is not cured within 30 days of written notice;

•
governmental approval required for consummation of the merger (a) imposes any term, condition or restriction that is a burdensome condition, or (b) has been denied by final nonappealable action of a government authority, or a governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement; provided, however, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted or to prevent such burdensome condition from being imposed;

•	the required approvals of the ORRF and CVLY shareholders are not obtained.
In addition, either party may terminate the merger agreement if either party’s board of directors:
•
withdraws, qualifies, amends, modifies or withholds its recommendation to the shareholders to vote in favor of the merger, fails to reaffirm such recommendation within three business days following a request to do so by the other party, or makes any statement, filing or release that is inconsistent with such recommendation;

•	materially breaches its obligation to call, give notice of, hold and commence the special meeting or to solicit proxies in favor of approval of the merger agreement and the merger;
•	approves or recommends another acquisition proposal;
•
enters into, or causes that the party enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring the party to abandon, terminate or fail to complete the merger or the transactions contemplated thereby;

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above; or
•	where there has been any material breach of the merger agreement prohibiting solicitation of other offers by the other party.

See the section of this joint proxy statement/prospectus titled “The Merger Agreement—Termination” beginning on page 93.
Termination Fee (page 95)
Under the terms of the merger agreement, ORRF and CVLY must pay the other a termination fee of $8.3 million if ORRF or CVLY:
•	terminates the merger agreement as a result of the action of its board of directors;
•
withdraws, qualifies, amends, modifies or withholds its recommendation to its shareholders to vote in favor of the merger or the merger consideration proposal, as applicable, or fails to reaffirm such recommendation within three business days following a request to do so, or makes any statement, filing or release that is inconsistent with such recommendation;

•	materially breaches its obligation to call, give notice of, hold or commence the special meeting or to solicit proxies in favor of the merger;
•	approves or recommends another acquisition proposal;
•
enters into, causing itself to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requires itself to abandon, terminate or fail to complete the merger or the transactions contemplated thereby;

•	resolves or otherwise determines to take, or announce an intention to take, any of the actions listed above;
•	terminates the merger agreement as a result of a material breach, or any representatives thereof, of the provisions in the merger agreement prohibiting the solicitation of other offers;
•	fail to get shareholders approval of the merger agreement or issuance of the merger consideration;
•	ORRF or CVLY terminates the merger agreement as a result of a breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement, and both:
○
an acquisition proposal by the terminating party has been publicly announced, disclosed or otherwise communicated to the other party’s board of directors or senior management prior to such breach or during the related cure period; and

○	within 12 months of termination of the merger agreement, the terminating party enters into a definitive agreement with respect to, or consummates, another acquisition transaction.
Accounting Treatment of the Merger (page 86)
The merger will be accounted for using the acquisition method of accounting with ORRF treated as the acquiror. Under this method of accounting, CVLY’s assets and liabilities will be recorded by ORRF at their respective fair values as of the closing date of the merger and added to those of ORRF. Any excess of purchase price over the net fair values of CVLY’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of CVLY’s net assets over the purchase price will be recognized in earnings by ORRF on the closing date of the merger. Financial statements of ORRF issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of CVLY prior to the merger. The results of operations of CVLY will be included in the results of operations of ORRF beginning on the day after the effective date of the merger.
The Rights of CVLY Shareholders Will Change as a Result of the Merger (page 109)
The rights of CVLY shareholders currently are governed by CVLY’s articles of incorporation and bylaws, and by the PBCL. After the merger is completed, CVLY shareholders who receive ORRF common stock in the merger will become shareholders of ORRF, and, therefore, their rights as shareholders of ORRF will be governed by ORRF’s articles of incorporation and bylaws, and by the PBCL. This means that, as a result of the merger, CVLY shareholders will have different rights when they become holders of ORRF common stock than they currently have as holders of CVLY common stock.

Listing of ORRF Common Stock; Delisting and Deregistration of CVLY Common Stock (page 88)
ORRF common stock is quoted on Nasdaq under the trading symbol “ORRF.” Under the terms of the merger agreement, ORRF will file a notice of additional listing of shares with Nasdaq with respect to the shares of ORRF common stock to be issued to the holders of CVLY common stock in the merger so that these shares will be listed and traded on Nasdaq following the merger. In addition, following the merger, CVLY common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
ORRF Special Meeting (page 32)
The ORRF special meeting will be held virtually via live webcast, on [•], 2024 at [•], local time. ORRF shareholders will not be able to attend the meeting in person.
At the ORRF special meeting, ORRF shareholders as of the ORRF record date will be asked to consider and vote on the following proposals:
•	the ORRF share issuance proposal; and
•	the ORRF adjournment proposal.
The ORRF board recommends that shareholders vote:
•	“FOR” the ORRF share issuance proposal; and
•	“FOR” the ORRF adjournment proposal.
Record Date and Voting Rights for the ORRF Special Meeting (page 32)
Shareholders owning shares of the ORRF common stock as of the close of business on [•], 2024, the ORRF record date, are entitled to vote at the ORRF special meeting or any adjournment or postponement of the ORRF special meeting. If you are a holder of ORRF common stock as of the ORRF record date, you may vote the shares that you held on the ORRF record date even if you sell such shares after the ORRF record date. Each outstanding share of ORRF common stock as of the ORRF record date entitles its holder to cast one vote for each matter to be voted upon.
CVLY Special Meeting (page 36)
The CVLY special meeting will be held virtually via live webcast, on [•], 2024 at [•], local time. CVLY shareholders will not be able to attend the meeting in person.
At the CVLY special meeting, CVLY shareholders as of the CVLY record date will be asked to consider and vote on the following proposals:
•	the CVLY merger proposal;
•	the CVLY compensation proposal; and
•	the CVLY adjournment proposal.
The CVLY board unanimously recommends that shareholders vote:
•	“FOR” the CVLY merger proposal;
•	“FOR” the CVLY compensation proposal; and
•	“FOR” the CVLY adjournment proposal.
Record Date and Voting Rights for the CVLY Special Meeting (page 36)
Shareholders owning shares of the CVLY common stock as of the close of business on [•], 2024, the CVLY record date, are entitled to vote at the CVLY special meeting or any adjournment or postponement of the CVLY special meeting. At the close of business on the CVLY record date, there were [•] shares of CVLY common stock outstanding and entitled to vote, held by [•] holders of record. If you are a holder of CVLY common stock as of the CVLY record date, you may vote the shares that you held on the CVLY record date even if you sell such shares after the CVLY record date. Each outstanding share of CVLY common stock as of the CVLY record date entitles its holder to cast one vote for each matter to be voted upon.

CVLY shareholders of record may vote by mail, telephone or over the Internet, or by attending the CVLY special meeting and voting via the CVLY special meeting website. Each proxy returned to CVLY by a CVLY shareholder, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed CVLY proxy that is returned, such proxy will be voted “FOR” the CVLY merger proposal, “FOR” the CVLY compensation proposal, and “FOR” the CVLY adjournment proposal.
Voting Agreements (page 105)
As of the ORRF record date, the executive officers and directors of ORRF, as a group, held [•] shares of ORRF common stock, or approximately [•]% of the outstanding shares of ORRF common stock. The directors and executive officers of ORRF have agreed to vote their shares in favor of the ORRF share issuance proposal at the ORRF special meeting. As of [•], 2024, directors and executive officers of ORRF, together with their affiliates, had sole or shared voting power over [•] shares of ORRF common stock, or approximately [•]% of the ORRF common stock outstanding and entitled to vote at the ORRF special meeting, that are subject to the ORRF voting agreements.
As of the CVLY record date, the executive officers and directors of CVLY, as a group, held [•] shares of CVLY common stock, or approximately [•]% of the outstanding shares of CVLY common stock. The directors and executive officers of CVLY have agreed to vote their shares in favor of the CVLY merger proposal at the CVLY special meeting. As of [•], 2024, directors and executive officers of CVLY, together with their affiliates, had sole or shared voting power over [•] shares of CVLY common stock, or approximately [•]% of the CVLY common stock outstanding and entitled to vote at the CVLY special meeting, that are subject to the CVLY voting agreements.
Appraisal or Dissenter’s Rights in Connection with the Merger (page 88)
Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the PBCL, as amended. Under the provisions of the PBCL, CVLY shareholders are not entitled to dissenters’ rights in the merger.
Risk Factors (page 25)
In evaluating the merger agreement, the merger or the issuance of shares of ORRF common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 25 and in ORRF’s and CVLY’s respective Annual Reports on Form 10-K for the year ended December 31, 2023 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 130 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, including the information incorporated by reference, contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act. These statements, which are based on certain current assumptions, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. ORRF and CVLY intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. You should read statements that contain these words carefully because they discuss the relevant company’s future expectations, contain projections of the relevant company’s future results of operations or financial condition, or state other “forward-looking” information.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
the possibility that the merger will not close when expected or at all because required shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated;

•	the ability of ORRF and CVLY to meet expectations regarding the timing, completion and accounting and tax treatments of the merger;
•	failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals;
•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;
•	difficulties related to the integration of the businesses following the merger;
•	certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities and strategic transactions;
•	diversion of management’s attention from ongoing business operations and opportunities and potential adverse reactions or changes to business or employee relationships;
•
the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate ORRF’s and CVLY’s operations or that such integration may be more difficult, time consuming or costly than expected;

•	difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe;
•	ORRF’s and CVLY’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;
•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;
•	changes in interest rates;
•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
•	the possibility that revenues following the merger may be lower than expected;
•	the potential impact of general economic, political or market factors on the companies or the merger and other factors that may affect future results of ORRF or CVLY;
•	volatility in the securities markets generally or in the market price of ORRF shares specifically;
•	changes in loan default and charge-off rates;
•	changes in the financial performance and/or condition of borrowers;

•	changes in customer borrowing and savings habits;
•	changes in regulations applicable to the financial services industry;
•	changes in accounting or regulatory guidance applicable to banks; and
•	competition.
Because these forward-looking statements are subject to assumptions and uncertainties, ORRF’s and CVLY’s actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of the management of each of ORRF and CVLY based on information known to them as of the date of this joint proxy statement/prospectus. ORRF and CVLY shareholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, ORRF and CVLY claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither ORRF nor CVLY undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that ORRF and CVLY have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 130.
All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to ORRF or CVLY or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS
In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 23, you should be aware of and carefully consider the following risks and uncertainties that are applicable to the merger agreement, the merger, ORRF and CVLY before deciding whether to vote for (i) if you are a ORRF shareholder, the ORRF share issuance proposal and the ORRF adjournment proposal, if necessary, to solicit additional proxies to approve the ORRF share issuance proposal, or (ii) if you are a CVLY shareholder, the CVLY merger proposal, the CVLY compensation proposal, and the CVLY adjournment proposal, if necessary, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. You should also consider the risks relating to the businesses of ORRF and ownership of ORRF common stock contained in Part I, Item 1A of ORRF’s Annual Report on Form 10-K for the year ended December 31, 2023 and risks relating to the businesses of CVLY and the ownership of CVLY common stock contained in Part I, Item 1A of CVLY’s Annual Report on Form 10-K for the year ended December 31, 2023, as well as any subsequent documents filed by ORRF or CVLY with the SEC, which are incorporated into this joint proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 130.
Risks Relating to the Consummation of the Merger and ORRF Following the Merger
Because the market price of ORRF common stock may fluctuate prior to the effective time, including as a result of ORRF’s or CVLY’s financial performance prior to the effective time, shareholders cannot be certain of the market value of the merger consideration to be received by CVLY shareholders.
Upon the effective time, each share of CVLY common stock issued and outstanding will be canceled and converted into the right to receive the merger consideration, consisting of 0.875 shares of ORRF common stock, plus cash in lieu of any fractional share interest. This exchange ratio is fixed and will not be adjusted for changes in the market price of either ORRF common stock or CVLY common stock. Changes in the price of ORRF common stock between now and the effective time will affect the value that CVLY shareholders will receive in the merger. Neither ORRF nor CVLY is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of ORRF common stock or CVLY common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in ORRF’s and CVLY’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of ORRF, CVLY and other public traded banking companies as well as changes in applicable laws and regulations, many of which are beyond ORRF’s and CVLY’s control. Therefore, at the time of the ORRF special meeting and the CVLY special meeting, ORRF shareholders and CVLY shareholders will not know the market value of the merger consideration that CVLY shareholders will receive at the effective time. You should obtain current market quotations for shares of ORRF common stock (Nasdaq: ORRF) and for shares of CVLY common stock (Nasdaq: CVLY).
The market price of ORRF common stock after the merger may be affected by factors different from those currently affecting the shares of CVLY common stock or ORRF common stock.
Upon completion of the merger, holders of CVLY common stock will become holders of ORRF common stock. ORRF’s business differs from that of CVLY’s, and certain adjustments may be made to ORRF’s business as a result of the merger. Accordingly, the financial condition, results of operations of the combined company and the market price of ORRF common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and results of operations of CVLY or ORRF on a standalone basis. For a discussion of the businesses of ORRF and CVLY and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 130.
The opinion of Raymond James to the ORRF board and the opinion of KBW to the CVLY board, will not reflect any changes in circumstances that may have occurred since the date of such opinions, each of which was delivered prior to the signing of the merger agreement.
Each of the opinion of Raymond James, ORRF’s financial advisor, to the ORRF board and the opinion of KBW, CVLY’s financial advisor, to the CVLY board, was delivered on and dated December 12, 2023. Changes in the operations and prospects of ORRF or CVLY, general market and economic conditions and other factors that may be beyond the control of ORRF and CVLY may alter the value of ORRF or CVLY or the market price for shares of ORRF common stock or CVLY common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. Neither the opinion delivered by Raymond James to the ORRF board, nor the opinion delivered by KBW to the CVLY, board speaks as of any date other than the date of such opinion. Raymond James’s opinion is attached as Appendix B to this joint proxy statement/prospectus and KBW’s opinion is attached as Appendix C to this joint proxy statement/prospectus. For a description of Raymond James’s opinion, see the section entitled “The Merger — Opinion of ORRF’s Financial Advisor” beginning on page 56. For a description of KBW’s opinion, see the section entitled “The Merger — Opinion of CVLY’s Financial Advisor” beginning on page 63. For a description of the other factors considered by the ORRF board in determining to approve the merger, see the section entitled “The Merger — ORRF’s Reasons for the Merger” beginning on page 50. For a description of the other factors considered by the CVLY board in determining to approve the merger, see the section entitled “The Merger — CVLY’s Reasons for the Merger” beginning on page 53.
ORRF and CVLY expect to incur substantial costs related to the merger and integration, and these costs may be greater than anticipated due to unexpected events.
ORRF and CVLY have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either ORRF or CVLY regardless of whether the merger is completed.
In addition, the combined company will incur integration costs following the completion of the merger as ORRF and CVLY integrate their businesses, including facilities and systems consolidation costs and employment-related costs. ORRF and CVLY may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While ORRF and CVLY have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Combining ORRF and CVLY may be more difficult, costly or time-consuming than expected, and ORRF and CVLY may fail to realize the anticipated benefits of the merger.
This is a merger transaction combining two financial institutions of relatively similar asset size. The success of the merger will depend on, among other things, the ability to realize the anticipated cost savings from combining the businesses of ORRF and CVLY. To realize the anticipated benefits and cost savings from the merger, ORRF and CVLY must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If ORRF and CVLY are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
ORRF and CVLY have operated and, until the effective time, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies could also divert management attention and resources. These integration matters could have an adverse effect on each of ORRF and CVLY during the transition period and on the combined company following completion of the merger.
Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of ORRF and CVLY. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either ORRF’s or CVLY’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain ORRF and/or CVLY personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by ORRF and CVLY. It is possible that these employees may decide not to remain with ORRF or CVLY, as applicable, while the merger is pending or with the combined company after the merger is consummated. If ORRF and CVLY are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, ORRF and CVLY could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. ORRF and CVLY also may not be able to locate or retain suitable replacements for any key employees who leave either company. See the section entitled “The Merger Agreement — Governance of the Combined Company” beginning on page 85.
The unaudited pro forma combined consolidated financial data included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be indicative of the combined company’s financial condition or results of operations of the combined company following the merger.
The unaudited pro forma combined consolidated financial data contained in this joint proxy statement/prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined consolidated financial data.
In addition, the unaudited pro forma combined consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record CVLY’s identifiable assets acquired and liabilities assumed at fair value and the resulting preliminary bargain purchase gain recognized. The transaction accounting adjustments reflected in this joint proxy statement/prospectus are preliminary, and the final transaction accounting adjustments will be based upon the actual purchase price and the fair value of the assets and liabilities of CVLY as of the date of the completion of the merger. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this joint proxy statement/prospectus and the final acquisition accounting adjustments may differ materially from the transaction accounting adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 115. Additionally, any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

Directors and officers of ORRF and CVLY may have interests in the merger that are in addition to, or different than, the interests of ORRF shareholders and CVLY shareholders.
ORRF shareholders and CVLY shareholders should be aware that some of ORRF’s and CVLY’s directors and officers may have interests in the merger as individuals and have arrangements that are different from, or in addition to, those of ORRF shareholders or CVLY shareholders. These interests and arrangements may create potential conflicts of interest and may cause some of these persons to view the proposed merger differently than how other ORRF shareholders or CVLY shareholders view it. The CVLY board and the ORRF board were aware of these interests and considered them, among other matters, when making their decisions to approve the merger, and in recommending that, in the case of the ORRF board, ORRF shareholders vote to approve the issuance of ORRF common stock to CVLY shareholders as merger consideration pursuant to the merger agreement, and, in the case of the CVLY board, CVLY shareholders vote to approve the merger agreement. For a more complete description of these interests, see the sections entitled “The Merger — Interests of Certain ORRF Directors and Executive Officers in the Merger” beginning on page 75 and “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger” beginning on page 78.
The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of ORRF common stock and CVLY common stock to decline.
Consummation of the merger is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) the approval by ORRF shareholders of the ORRF share issuance proposal and the approval by CVLY shareholders of the CVLY merger proposal; (ii) the receipt of the required regulatory approvals and that no required regulatory approval contains any burdensome condition; (iii) the absence of any statute, rule, regulation, judgment, decree, injunction or other order that prohibits the consummation of the merger or the bank merger; (iv) effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part; and (v) approval for listing of the ORRF common stock to be issued in the merger. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, ORRF and CVLY may terminate the merger agreement under certain circumstances even if approval of the CVLY merger proposal and approval of the ORRF share issuance proposal has been obtained, including if the merger has not been completed on or before December 31, 2024. If the merger is not completed, the respective trading prices of ORRF common stock and CVLY common stock on Nasdaq may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see the section entitled “The Merger Agreement — Conditions to Complete the Merger” beginning on page 92.
Failure to complete the merger could negatively impact ORRF or CVLY.
If the merger is not completed for any reason, including as a result of ORRF shareholders failing to approve the ORRF share issuance proposal or CVLY shareholders failing to approve the CVLY merger proposal, there may be various adverse consequences and ORRF and/or CVLY may experience negative reactions from the financial markets and from their respective customers and employees. For example, ORRF’s or CVLY’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of ORRF common stock or CVLY common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. ORRF and/or CVLY also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against ORRF or CVLY to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either ORRF or CVLY may be required to pay a termination fee of $8.3 million to the other party.
Additionally, each of ORRF and CVLY has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, ORRF and CVLY would have to pay these expenses without realizing the expected benefits of the merger.
In connection with the merger, ORRF will assume CVLY’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and meet its obligations under existing indebtedness.
In connection with the merger, ORRF has agreed to assume, or to cause its subsidiary to assume, CVLY’s outstanding indebtedness. ORRF’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of CVLY’s outstanding indebtedness, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its shareholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

ORRF and CVLY will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on ORRF and CVLY. These uncertainties may impair ORRF’s or CVLY’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with ORRF or CVLY to seek to change existing business relationships with ORRF or CVLY. In addition, the merger agreement requires that ORRF and CVLY conduct their business in the ordinary course of business consistent with past practice and restricts ORRF and CVLY from taking certain actions prior to the effective time or termination of the merger agreement without ORRF’s or CVLY’s consent in writing. These restrictions may prevent ORRF or CVLY from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement —  Conduct of Business Prior to the Consummation of the Merger” on page 99.
The announcement of the proposed merger could disrupt ORRF’s and CVLY’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the merger, risks relating to the impact of the announcement of the merger on ORRF’s and CVLY’s businesses include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect ORRF’s and CVLY’s ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which ORRF and CVLY maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with ORRF and CVLY or fail to extend an existing relationship with ORRF and CVLY; and

•	ORRF and CVLY have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

The merger agreement limits CVLY’s and ORRF’s abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire CVLY or ORRF.
The merger agreement contains “no shop” covenants that restrict each of CVLY’s and ORRF’s ability to, directly or indirectly, among other things initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by CVLY’s and ORRF’s respective boards, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $8.3 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of CVLY or ORRF from considering or making that acquisition proposal. For more information, see the sections entitled “The Merger Agreement — No Solicitation; Acquisition Proposals” and “The Merger Agreement — Termination Fee” beginning on pages 95 and 96, respectively.
The shares of ORRF common stock to be received by CVLY shareholders as a result of the merger will have different rights than shares of CVLY common stock.
Upon completion of the merger, the rights of former CVLY shareholders who receive shares of ORRF common stock in the merger and thereby become ORRF shareholders will be governed by the ORRF articles of incorporation and the ORRF by-laws, as well as the PBCL. The rights associated with CVLY common stock are different from the rights associated with ORRF common stock. See the section entitled “Comparison of the Rights of Shareholders” beginning on page 109 for a discussion of the different rights associated with ORRF common stock.
ORRF shareholders and CVLY shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.
ORRF shareholders and CVLY shareholders currently have the right to vote in the election of the board of directors and on various other matters affecting ORRF and CVLY, respectively. When the merger is completed, each ORRF shareholder and each CVLY shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either ORRF or CVLY individually, as applicable, prior to the consummation of the merger. Based on the number of shares of ORRF common stock and CVLY common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of ORRF common stock expected to be issued in the merger, the former CVLY shareholders, as a group, are estimated to own approximately 44% of the fully diluted shares of the combined company immediately after the merger and current ORRF shareholders as a group are estimated to own approximately 56% of the fully diluted shares of the combined company immediately after the merger. Because of this, CVLY shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of CVLY, and ORRF shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of ORRF.
Issuance of shares of ORRF common stock in connection with the merger may adversely affect the market price of ORRF common stock.
In connection with the payment of the merger consideration, ORRF expects to issue approximately [•] shares of ORRF common stock to CVLY shareholders. The issuance of these new shares of ORRF common stock may result in fluctuations in the market price of ORRF common stock, including a stock price decrease.
Any goodwill incurred in the merger may negatively affect ORRF’s financial condition.
The merger will be accounted for under the acquisition method of accounting under GAAP. Under this method, CVLY’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of ORRF. Any excess of the fair value of the net assets acquired as compared to the purchase price for CVLY will be recorded as a bargain purchase gain. Any excess of the purchase price for CVLY over the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually or more frequently if events or circumstances warrant. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger and, in turn, negatively affect the combined company’s financial results.

ORRF shareholders and CVLY shareholders will not have appraisal or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 1571 of the PBCL, the holders of ORRF common stock and CVLY common stock, respectively, will not be entitled to appraisal or dissenters’ rights in connection with the merger.
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of ORRF and CVLY.
ORRF shareholders and/or CVLY shareholders may file lawsuits against ORRF, CVLY and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no judgment, decree, injunction or other order issued by any jurisdiction or governmental authority preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting ORRF or CVLY defendants from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to ORRF and/or CVLY, including any cost associated with the indemnification of directors and officers of each company or the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of ORRF and CVLY and could prevent or delay the completion of the merger.
Risks Relating to ORRF’s Business
You should read and consider risk factors specific to ORRF’s business that will also affect ORRF after the merger. These risks are described in the sections entitled “Risk Factors” in ORRF’s Annual Report on Form 10-K for the year ended December 31, 2023, ORRF’s Quarterly Reports on Form 10-Q and in other documents that are attached as appendices to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 130 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to CVLY’s Business
You should read and consider risk factors specific to CVLY’s business that will also affect ORRF after the merger. These risks are described in the sections entitled “Risk Factors” in CVLY’s Annual Report on Form 10-K for the year ended December 31, 2023, CVLY’s Quarterly Reports on Form 10-Q and in other documents that are attached as appendices to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 130 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE ORRF SPECIAL MEETING
This section contains information for ORRF shareholders about the ORRF special meeting that ORRF has called to allow ORRF shareholders to consider and vote on the ORRF share issuance proposal and the ORRF adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the ORRF special meeting, and a form of proxy card that the ORRF board is soliciting for use by ORRF shareholders at the ORRF special meeting and at any adjournments or postponements of the ORRF special meeting.
Date, Time and Place of the ORRF Special Meeting of Shareholders
The ORRF special meeting will be held virtually via live webcast, on [•], 2024 at [•], local time. ORRF shareholders will not be able to attend the meeting in person.
Shareholders Entitled to Vote
Shareholders owning shares of the ORRF common stock as of the close of business on [•], 2024, the record date, are entitled to vote at the ORRF special meeting or any adjournment or postponement of the ORRF special meeting. If you are a holder of ORRF common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share of ORRF common stock as of the record date entitles its holder to cast one vote for each matter to be voted upon.
Actions to be Taken at the ORRF Special Meeting
At the ORRF special meeting, ORRF shareholders as of the record date will be asked to consider and vote on the following proposals:
•	the ORRF share issuance proposal; and
•	the ORRF adjournment proposal.
Recommendation of the ORRF Board
The ORRF board recommends that shareholders vote:
•	“FOR” the ORRF share issuance proposal; and
•	“FOR” the ORRF adjournment proposal.
How to Vote Shares of ORRF Common Stock
ORRF shareholders may vote by proxy or at the ORRF special meeting via the ORRF special meeting website. If you hold your shares of ORRF common stock in your name as a record holder, to submit a proxy, you, as a holder of ORRF common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
How to Vote Shares Held by a Broker, Bank or Other Nominee
If your shares are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of ORRF common stock voted.
Please vote each proxy that you receive - none are duplicates. Even if you plan to participate in the ORRF special meeting, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to participate in the ORRF special meeting.

Revocation of Proxies
You may revoke your proxy at any time before it is exercised. To do so, you must give written notice of revocation to Secretary, Orrstown Financial Services, Inc., 77 East King Street, Shippensburg, Pennsylvania 17257, submit another properly signed proxy with a more recent date, or vote online at the ORRF special meeting after giving notice to the secretary. Please note that simply participating in the ORRF special meeting in person without voting will not revoke your proxy.
You may revoke a proxy for shares held by a bank, broker, or other nominee by submitting new voting instructions to the bank, broker, or other nominee or, if you have obtained a legal proxy from the bank, broker, or other nominee giving you the right to vote the shares at the ORRF special meeting, by following the voting instructions provided in the legal proxy.
Quorum
The holders of a majority of the shares of ORRF common stock outstanding and entitled to vote on any matter shall constitute a quorum for the ORRF special meeting. There must be a quorum for the ORRF special meeting to be held. There were [•] shares of ORRF common stock outstanding and entitled to vote at the ORRF special meeting on the record date. Therefore, a quorum will be present if [•] shares of ORRF common stock are present in person or represented by proxies timely received by us at the ORRF special meeting. Shares present virtually during the ORRF special meeting will be considered shares of ORRF common stock represented in person at the meeting.
Abstentions and Broker Non-Votes
Under Pennsylvania law, abstentions are counted for purposes of determining the presence or absence of a quorum, but are not considered a vote cast. A “broker non-vote” occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed “routine” under the New York Stock Exchange rules. On non-routine matters, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A “broker non-vote” occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine. As a result, abstentions and broker non-votes are not included in the tabulation of the voting results on issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulation.
ORRF Voting Agreements
Each director and executive officer of ORRF, solely in his or her capacity as such, who own in the aggregate approximately [•]% of the outstanding shares of ORRF common stock as of the ORRF record date, has entered into an ORRF voting agreement with CVLY. Subject to the terms of the ORRF voting agreements, such directors and officers have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of ORRF common stock (whether acquired before or after the merger) beneficially owned by such shareholder (i) in favor of approval of the issuance the merger consideration; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other material obligation or agreement of ORRF contained in the merger agreement or of the shareholder contained in the ORRF voting agreement; and (iii) against any alternative acquisition proposal and certain other actions that could impede the merger or the shareholder’s performance of the ORRF voting agreement. These directors and executive officers also agreed to certain restrictions on their ability to transfer their shares of ORRF common stock or their voting rights of such shares while the ORRF voting agreements remain in effect. The ORRF voting agreements are substantially in the form included as Exhibit B to the merger agreement.
Vote Required to Approve the Proposals
A majority of the votes cast by shareholders present in person or by proxy at the ORRF special meeting, assuming a quorum is present, is required to approve each of the proposals. Abstentions and broker non-votes, if any, are not treated as votes cast and, therefore, will have no effect on whether or not a proposal is approved.

How are Votes Counted
If you authorize your proxy to vote your shares online or by using your mobile device, or if you received a proxy card by mail and you properly marked, signed, dated, and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If you sign your proxy card, but do not mark your choices, the proxy holders will vote your shares represented by such proxy:
•	“FOR” the ORRF share issuance proposal; and
•	“FOR” the ORRF adjournment proposal.
Proxy Solicitation
The ORRF board is soliciting these proxies. ORRF will pay the expenses of soliciting proxies to be voted at the ORRF special meeting. In addition to sending you this joint proxy statement/prospectus, some of ORRF’s directors and officers as well as management and non-management employees may contact you by telephone, mail, e-mail, or in person. In addition, Alliance Advisors, LLC, a proxy solicitation firm, will assist ORRF in soliciting proxies for the ORRF special meeting. ORRF will pay approximately $11,250, plus expenses, for these services.
Participating in the ORRF Special Meeting
To participate in the ORRF special meeting, visit [•] and enter the 12-digit control number included on your proxy card that accompanied this joint proxy statement / prospectus. You may log into the meeting platform beginning at [•], local time, on [•], 2024. The live webcast will begin promptly at [•], local time. We encourage shareholders to access the ORRF special meeting website prior to the start of the meeting and to allow sufficient time to complete the online registration process.

ORRF PROPOSALS
PROPOSAL NO. 1—APPROVAL OF THE ORRF SHARE ISSUANCE PROPOSAL
ORRF is requesting that holders of the outstanding shares of ORRF common stock consider and vote upon a proposal to approve the issuance of shares of ORRF common stock to the shareholders of CVLY, pursuant to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.
Approval of the ORRF share issuance proposal by ORRF shareholders is a condition to the closing of the merger. If the ORRF share issuance proposal is not approved by ORRF’s shareholders, the merger will not occur.
Vote Required for Approval
Approval of the ORRF share issuance proposal requires the affirmative vote of a majority of votes cast at the ORRF special meeting by the shareholders present in person or represented by proxy and entitled to vote. If you fail to submit a proxy or vote in person at the ORRF special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the ORRF adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Recommendation of the ORRF Board
THE ORRF BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE ORRF SHARE ISSUANCE PROPOSAL.
PROPOSAL NO. 2—ADJOURNMENT OF THE ORRF SPECIAL MEETING
If there are not sufficient votes to constitute a quorum or to approve the ORRF share issuance proposal at the time of the ORRF special meeting, the merger cannot be completed unless the ORRF special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by ORRF at the time of the special meeting to be voted for an adjournment, if deemed necessary, ORRF has submitted the ORRF adjournment proposal to its shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to ORRF shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which ORRF shareholders can be present and vote at the adjourned meeting through the use of communications equipment.
Approval of the ORRF adjournment proposal by ORRF shareholders is not a condition to the closing of the merger.
Vote Required for Approval
Approval of the ORRF adjournment proposal requires the affirmative vote of a majority of the votes cast at the ORRF special meeting by the shareholders present in person or represented by proxy and entitled to vote. If you fail to submit a proxy or vote in person at the ORRF special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the ORRF adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Recommendation of the ORRF Board
THE ORRF BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ORRF ADJOURNMENT PROPOSAL.

THE CVLY SPECIAL MEETING OF SHAREHOLDERS
This section contains information for CVLY shareholders about the CVLY special meeting that CVLY has called to allow CVLY shareholders to consider and vote on the CVLY merger proposal, the CVLY compensation proposal, and the CVLY adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the CVLY special meeting and a form of proxy card that the CVLY board is soliciting for use by CVLY shareholders at the CVLY special meeting and at any adjournments or postponements of the CVLY special meeting.
Time, Date and Place
The CVLY special meeting will be held virtually via the Internet at [•] at [•], local time, on [•], 2024.
Matters to be Considered
At the CVLY special meeting, CVLY shareholders will be asked to consider and vote upon the following proposals:
•	the CVLY merger proposal;
•	the CVLY compensation proposal; and
•	the CVLY adjournment proposal.
No other business may be conducted at the CVLY special meeting. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A, and CVLY shareholders are encouraged to read it carefully in its entirety.
Recommendation of the CVLY Board
The CVLY board has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, are advisable and in the best interests of CVLY, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the bank merger. The CVLY board unanimously recommends that CVLY shareholders vote “FOR” the CVLY merger proposal. See the section entitled “The Merger — Codorus Valley Bancorp’s Reasons for the Merger” beginning on page 43.
The CVLY board also unanimously recommends that CVLY shareholders vote “FOR” the CVLY compensation proposal and “FOR” the CVLY adjournment proposal.
Shares Outstanding and Entitled to Vote; Record Date
The close of business on [•], 2024 has been fixed by CVLY as the CVLY record date, for the determination of CVLY shareholders entitled to notice of and to vote at the CVLY special meeting and any adjournment or postponement of the CVLY special meeting. At the close of business on the CVLY record date, there were [•] shares of CVLY common stock outstanding and entitled to vote, held by [•] holders of record. Each share of CVLY common stock entitles the holder to one vote at the CVLY special meeting on all matters properly presented at the CVLY special meeting.
Quorum
The presence, in person (for this meeting, only virtually) or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter constitutes a quorum for the conduct of business at the CVLY special meeting. Under Pennsylvania law and the CVLY bylaws, the presence of a quorum is required for each matter to be acted upon at the CVLY special meeting. Once a share of CVLY common stock is represented at the CVLY special meeting, it will be counted for the purpose of determining a quorum not only at the CVLY special meeting but also at any adjournment or postponement of the CVLY special meeting. In the event that a quorum is not present at the CVLY special meeting, it is expected that the CVLY special meeting will be adjourned or postponed. Abstentions will be included in determining the number of shares present at the special meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CVLY special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the CVLY special meeting. If your bank, broker, trustee or other nominee holds your shares of CVLY common stock in “street name,” such entity will vote your shares of CVLY common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Adjournments and Postponements
Although it is not currently expected, the CVLY special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the CVLY special meeting to approve the CVLY merger proposal or if a quorum is not present at the CVLY special meeting. Other than an announcement to be made at the CVLY special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the CVLY special meeting for the purpose of soliciting additional proxies will allow the CVLY shareholders who have already sent in their proxies to revoke them at any time prior to their use at the CVLY special meeting as adjourned or postponed.
CVLY Voting Agreements
Each director and executive officer of CVLY, solely in his or her capacity as such, who own in the aggregate approximately [•]% of the outstanding shares of CVLY common stock as of the CVLY record date, has entered into a CVLY voting agreement with ORRF. Subject to the terms of the CVLY voting agreements, such directors and officers have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of CVLY common stock (whether acquired before or after the merger) beneficially owned by such shareholder (i) in favor of approval of the merger, the merger agreement and the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other material obligation or agreement of CVLY contained in the merger agreement or of the shareholder contained in the CVLY voting agreement; and (iii) against any alternative acquisition proposal and certain other actions that could impede the merger or the shareholder’s performance of the CVLY voting agreement. These directors and executive officers also agreed to certain restrictions on their ability to transfer their shares of CVLY common stock or their voting rights of such shares while the CVLY voting agreements remain in effect. The CVLY voting agreements are substantially in the form included as Exhibit A to the merger agreement.
Vote Required
CVLY Merger Proposal
Vote Required: Approval of the CVLY merger proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. Approval of the CVLY merger proposal is a condition to the completion of the merger.
Effect of abstentions, broker non-votes and failure to vote: If you are present by participation in the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the CVLY merger proposal (assuming quorum is present). If you are not present by participation in the CVLY special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote “AGAINST” the CVLY merger proposal.
CVLY Compensation Proposal
Vote Required: Approval of the CVLY compensation proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon.

Effect of abstentions, broker non-votes and failure to vote: If you are present by participation in the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the CVLY compensation proposal (assuming quorum is present). If you are not present by participation in the CVLY special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote “AGAINST” the CVLY compensation proposal.
CVLY Adjournment Proposal
Vote Required: Approval of the CVLY adjournment proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. In the absence of a quorum at the CVLY special meeting, approval of the CVLY adjournment proposal the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon.
Effect of abstentions, broker non-votes and failure to vote: If a quorum is present at the CVLY special meeting and you are present by participation in the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN” it will have the same effect as a vote “AGAINST” the CVLY adjournment proposal. If a quorum is present at the CVLY special meeting and you are not present by participation in the CVLY special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote “AGAINST” the CVLY adjournment proposal. In the absence of a quorum at the CVLY special meeting, if you are present by participation in the CVLY special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of the CVLY adjournment proposal.
Attending the CVLY Special Meeting
While not required, all holders of CVLY common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the CVLY special meeting. The CVLY special meeting may be accessed via the CVLY special meeting website, where CVLY shareholders will be able to listen to the CVLY special meeting, submit questions and vote online. You are entitled to attend the CVLY special meeting via the CVLY special meeting website only if you were a shareholder of record at the close of business on the CVLY record date or you held your CVLY shares beneficially in the name of a bank, broker, trustee or other nominee as of the CVLY record date.
CVLY shareholders will have substantially the same opportunities to participate in the CVLY special meeting as they would have at a physical, in person meeting. Shareholders as of the CVLY record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform. You may submit questions during the live audio webcast of the CVLY special meeting via the CVLY special meeting website. To ensure the CVLY special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the CVLY special meeting’s limited purpose.
Technical assistance will be available for CVLY shareholders who experience an issue accessing the CVLY special meeting. Please be sure to check in 15 minutes prior to the start of the CVLY special meeting so that any technical difficulties may be addressed before the live audio webcast begins. If you encounter any difficulties accessing the CVLY special meeting webcast during the check-in or meeting time, please call [•] (U.S.) or [•] (International).
How to Vote Shares of CVLY Common Stock
CVLY shareholders may vote by proxy or at the CVLY special meeting via the CVLY special meeting website. If you hold your shares of CVLY common stock in your name as a record holder, to submit a proxy, you, as a holder of CVLY common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

CVLY requests that CVLY shareholders vote by telephone, via the Internet or by completing and signing the accompanying proxy card and returning it to CVLY as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of CVLY common stock represented by it will be voted at the CVLY special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the CVLY merger proposal, “FOR” the CVLY compensation proposal, and “FOR” the CVLY adjournment proposal.
If you are a beneficial owner, you should check the voting form used by your bank, broker, trustee or other nominee to determine whether you may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the CVLY special meeting virtually via the CVLY special meeting website. Sending in your proxy card or voting by telephone or via the Internet will not prevent you from voting your shares personally via the CVLY special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of CVLY common stock on behalf of their customers may not give a proxy to CVLY to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the CVLY special meeting, including the CVLY merger proposal, the CVLY compensation proposal, and the CVLY adjournment proposal.
Revocation of Proxies
A CVLY shareholder can revoke a proxy at any time before his or her shares are voted. If the CVLY shareholder is a shareholder of record, the CVLY shareholder can revoke a proxy by:
•
delivering to CVLY prior to the CVLY special meeting a written notice of revocation addressed to: Daniel Stolzer, Executive Vice President, General Counsel, and Corporate Secretary, Codorus Valley Bancorp, Inc., 105 Leader Heights Road, York, Pennsylvania 17403;

•	completing, signing and returning a new proxy card with a later date before the date of the CVLY special meeting, and any earlier dated proxy will be revoked automatically;
•
calling the toll free number listed on the CVLY proxy card or by accessing the Internet site listed on the CVLY proxy card to change his or her vote by [•], Eastern Time, on [•], in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or

•
attending the CVLY special meeting and voting during the meeting by visiting [•] and following the instructions, and any earlier proxy will be revoked. However, simply attending the CVLY special meeting without voting will not revoke a CVLY proxy.

If a CVLY shareholder has instructed a bank, broker or other nominee to vote such CVLY shareholder’s shares of CVLY common stock, the CVLY shareholder must follow directions received from the bank, broker or other nominee to change his or her vote. Revocation of a proxy or a later-dated proxy received by CVLY after the vote will not affect the vote. Attendance at the CVLY special meeting will not, in and of itself, constitute revocation of a proxy.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to CVLY shareholders residing at the same address, unless such CVLY shareholders have notified CVLY of their desire to receive multiple copies of the joint proxy statement/prospectus.

CVLY will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any CVLY shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to CVLY’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9448, or via e-mail to cvly@allianceadvisors.com.
If the CVLY special meeting is postponed or adjourned, it will not affect the ability of CVLY shareholders of record as of the CVLY record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Solicitation of Proxies
CVLY will pay the costs of soliciting its shareholders’ proxies, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of the CVLY board. In addition to solicitation by mail, directors, officers and employees of CVLY may solicit proxies from shareholders of CVLY in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses. CVLY has engaged Alliance Advisors, LLC as its proxy solicitation firm. Such firm will be paid a fee of $11,250, plus approved and reasonable out of pocket expenses and certain additional fees.
Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares of CVLY common stock held of record by such persons, and CVLY will reimburse such custodians, nominees and fiduciaries for their reasonable out of pocket expenses in connection therewith.
Other Matters to Come Before the CVLY Special Meeting
CVLY management knows of no other business to be presented at the CVLY special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the CVLY board’s recommendations.
Questions and Additional Information
If a CVLY shareholder has questions about the merger, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact CVLY’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9448, or via e-mail to cvly@allianceadvisors.com.

CVLY PROPOSALS
PROPOSAL 1—THE CVLY MERGER PROPOSAL
Pursuant to the merger agreement, CVLY is requesting that holders of the outstanding shares of CVLY common stock consider and vote upon a proposal to approve and adopt the merger agreement and the merger. CVLY shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.
Approval of the CVLY merger proposal by CVLY shareholders is a condition to the closing of the merger. If the CVLY merger proposal is not approved by CVLY’S shareholders, the merger will not occur.
Vote Required for Approval
Approval of the CVLY merger proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon.
Recommendation of the CVLY Board
THE CVLY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CVLY MERGER PROPOSAL.
PROPOSAL 2—CVLY COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, CVLY is seeking a non-binding, advisory shareholder approval of the compensation that CVLY’s named executive officers may receive that is based on or otherwise relates to the merger as disclosed under the section entitled “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to CVLY’s Named Executive Officers.” The CVLY compensation proposal gives CVLY shareholders the opportunity to express their views on the merger-related compensation of CVLY’s named executive officers.
Accordingly, CVLY is asking CVLY shareholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the CVLY named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to CVLY’s Named Executive Officers” are hereby APPROVED.”
The CVLY compensation proposal is advisory, and therefore not binding on CVLY, the CVLY board’s compensation committee or the CVLY board. The approval of the CVLY compensation proposal by CVLY shareholders is not a condition to the completion of the merger and is separate and apart from the CVLY merger proposal and the CVLY adjournment proposal. Further, the arrangements are contractual in nature and not, by their terms, subject to CVLY shareholder approval. Accordingly, regardless of the outcome of the CVLY compensation proposal, if the merger is completed, CVLY’s named executive officers may be or become entitled to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to those payments.
Vote Required for Approval
Approval of the CVLY compensation proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon.
Recommendation of the CVLY Board
THE CVLY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CVLY COMPENSATION PROPOSAL.

PROPOSAL 3—ADJOURNMENT OF THE CVLY SPECIAL MEETING
If there are not sufficient votes to constitute a quorum or to approve and adopt the merger agreement and approve the merger at the time of the CVLY special meeting, the merger agreement cannot be approved unless the CVLY special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by CVLY at the time of the CVLY special meeting to be voted for an adjournment, if deemed necessary, CVLY has submitted the question of adjournment to CVLY shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the CVLY special meeting, no notice of the adjourned meeting is required to be given to CVLY shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which CVLY shareholders can be present and vote at the adjourned meeting through the use of communications equipment.
Vote Required for Approval
Approval of the CVLY adjournment proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon. In the absence of a quorum at the CVLY special meeting, approval of the CVLY adjournment proposal requires the affirmative vote of at least a majority of the votes cast by holders of CVLY common stock, present in person or by proxy, at the CVLY special meeting and entitled to vote thereon.
Recommendation of the CVLY Board
THE CVLY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CVLY ADJOURNMENT PROPOSAL.

THE COMPANIES
Orrstown Financial Services, Inc.
Orrstown Financial Services, Inc., a Pennsylvania corporation, is the financial holding company for Orrstown Bank, a Pennsylvania chartered bank organized in 1919. ORRF provides banking and bank-related services through banking offices located in south-central Pennsylvania, principally in Berks, Cumberland, Dauphin, Franklin, Lancaster, Perry, and York Counties, Pennsylvania, and in Anne Arundel, Baltimore, Howard and Washington Counties, Maryland, as well as Baltimore City, Maryland. ORRF’s lending area also includes adjacent counties in Pennsylvania and Maryland, as well as Loudon County, Virginia and Berkeley, Jefferson and Morgan Counties, West Virginia.
ORRF has historically derived most of its income through dividends from Orrstown Bank. At December 31, 2023, ORRF had total assets of $3.1 billion, total deposits of $2.6 billion and total shareholders’ equity of $265.1 million.
ORRF has no employees. Its 12 officers are employees of Orrstown Bank. On December 31, 2023, Orrstown Bank had 410 full-time and 15 part-time employees.
Orrstown Bank, a member bank of the Federal Reserve System, is engaged in commercial banking and trust business as authorized by the Pennsylvania Banking Code of 1965. This involves accepting demand, time and savings deposits, and granting loans. Orrstown Bank holds commercial, residential, consumer and agribusiness loans principally in Berks, Cumberland, Dauphin, Franklin, Lancaster, Perry and York Counties, Pennsylvania, and in Anne Arundel, Baltimore, Howard and Washington Counties, Maryland, as well as Baltimore City, Maryland.
ORRF’s principal executive offices are located at 77 East King Street, Shippensburg, Pennsylvania 17257, with additional executive and administrative offices at 4750 Lindle Road, Harrisburg, Pennsylvania, 17111.
You can find additional information about the company in its filings with the SEC referenced in the section in this joint proxy statement/prospectus titled “Where You Can Find More Information” on page 130.
Codorus Valley Bancorp, Inc.
Codorus Valley Bancorp, Inc. is a Pennsylvania business corporation, incorporated on October 7, 1986. On March 2, 1987, Codorus Valley became a bank holding company under the BHC Act. PeoplesBank, A Codorus Valley Company, is its wholly owned bank subsidiary. CVLY’s business consists primarily of managing PeoplesBank, and its principal source of income is dividends received from PeoplesBank. PeoplesBank offers a full range of consumer, business, wealth management, and mortgage services at financial centers located in communities throughout South Central Pennsylvania and Central Maryland. CVLY also wholly-owns one non-bank subsidiary, SYC Realty Co., Inc., a subsidiary for holding certain foreclosed assets pending liquidation.
On December 31, 2023, CVLY had total consolidated assets of $2.2 billion, total deposits and other liabilities of $2.00 billion, and total shareholders’ equity of $199,605,000.
PeoplesBank operates under a state charter and is subject to regulation by the DOBS, and the FDIC. CVLY is subject to regulation by the Federal Reserve Board and the DOBS.
As of December 31, 2023, CVLY employed 317 full-time associates (including CVLY’s officers) and 24 part-time associates.
CVLY’s principal executive offices are located at 105 Leader Heights Road, York, Pennsylvania 17403, with additional operations in York, Cumberland and Lancaster Counties, Pennsylvania and Baltimore and Harford Counties and Baltimore City in Maryland.
You can find additional information about the company in its filings with the SEC referenced in the section in this joint proxy statement/prospectus titled “Where You Can Find More Information” on page 130.

THE MERGER
Structure of the Merger
Each of ORRF and CVLY’s respective boards has unanimously approved the merger agreement and the transactions contemplated thereby. The merger agreement provides that, pursuant to the terms and conditions set forth in the merger agreement, CVLY will be acquired by ORRF in a transaction in which CVLY will merge with and into ORRF, with ORRF as the surviving entity. Promptly following the consummation of the merger, PeoplesBank will be merged with and into Orrstown Bank, with Orrstown Bank as the combined bank.
Each share of CVLY common stock issued and outstanding immediately prior to the effective time, will be canceled and converted into the right to receive 0.875 shares of ORRF common stock. CVLY shareholders who would otherwise be entitled to a fraction of a share of ORRF common stock in the merger will instead receive, for the fraction of a share, an amount in cash (without interest) based on the ORRF average share price.
ORRF shareholders are being asked to approve the ORRF share issuance proposal and CVLY shareholders are being asked to approve the CVLY merger proposal. See the section entitled “The Merger Agreement” beginning on page 89 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
The ORRF board, the CVLY board and the respective senior management teams of ORRF and CVLY regularly review the performance, strategy, competitive position, opportunities and prospects of their respective companies, as part of their goals and efforts to enhance value for their respective shareholders and to deliver the best possible products and services to their respective customers and communities. These reviews have included consideration of, among other things, the then-current business, economic and regulatory environments, as well as developments in the banking and financial services industries and the opportunities and challenges facing participants in those industries generally, and for ORRF and CVLY in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and consideration of, and discussions with other companies regarding, potential strategic transactions, including business combinations, as well as the benefits and risks of continued operations as standalone companies, all with the goal of furthering the companies’ respective strategic objectives and enhancing shareholder value.
As part of ORRF’s continued growth and ongoing strategic planning activities, the ORRF board and members of ORRF’s senior management, from time to time with assistance from outside advisors, examine ORRF’s future growth prospects and strategic direction in light of changing market and economic conditions with a view towards strengthening ORRF’s competitiveness and enhancing long-term shareholder value. Consistent with ORRF’s business strategy and objectives, on May 1, 2019, ORRF completed the acquisition of Hamilton Bancorp, Inc. (“Hamilton”), the holding company of Hamilton Bank, a Maryland-chartered bank headquartered in Towson, Maryland. The transaction expanded ORRF’s predominantly south central Pennsylvania footprint into the greater Baltimore area. After the Hamilton acquisition, ORRF’s market area encompassed Berks, Cumberland, Dauphin, Franklin, Lancaster and Perry Counties in Pennsylvania and Anne Arundel, Baltimore, Howard, and Washington Counties and Baltimore City in Maryland, but with only a limited presence in York and Adams Counties, Pennsylvania.
As part of CVLY’s continuous efforts to enhance its business and increase value for CVLY shareholders, the CVLY board, in consultation with CVLY senior management and, from time to time, with outside advisors, regularly reviews and considers CVLY’s business plans and its strategic options, including organic growth, potential acquisitions of other financial institutions by CVLY, mergers of equals and acquisitions of CVLY. These strategic discussions have been set against a backdrop of, among other things, business performance, as well as prospects and developments in the financial services industry, the risks, costs, and benefits associated with acquiring or merging with another financial institution, the local and national economic environment, and the business and regulatory environment facing financial institutions generally and CVLY in particular. These reviews and discussions have also included considerations of possible strategic growth transactions and other strategic initiatives available to CVLY, such as capital management strategies and new product development. The CVLY board and senior management also reviews and discusses topics that included, but were not limited to, the mergers and acquisitions environment, including multiples and premiums being paid in connection with acquisitions, identification of potential strategic partners for CVLY, and the costs, benefits and risks to CVLY and CVLY shareholders of pursuing strategic business combinations and sale opportunities compared to the benefits and risks of continued operation as a standalone company, including those relating to continued investment in technology and potential expansion into contiguous markets such Maryland and other counties in Pennsylvania, where it may not have a substantial presence.
In connection with the evaluation of these strategic alternatives, Craig L. Kauffman, CVLY’s and PeoplesBank’s current President and Chief Executive Officer (who was previously CVLY’s Chief Operating Officer), and Larry Miller, then CVLY’s President and Chief Executive Officer, had, from time to time, high-level exploratory discussions with representatives of other financial institutions, including ORRF, relating to potential strategic transactions, including possible business combination opportunities, and regularly updated the CVLY board regarding such discussions. In this regard, Thomas R. Quinn, Jr., ORRF’s President and Chief Executive Officer, met with Mr. Miller and Mr. Kauffman for a preliminary discussion regarding a possible combination among the parties on August 20, 2021. Additional preliminary discussions took place in September of 2021.
On September 15, 2021, CVLY announced that Mr. Kauffman had been appointed CVLY’s and PeoplesBank’s President and Chief Executive Officer, effective October 1, 2021, upon Mr. Miller’s retirement from CVLY. At that time, any preliminary discussions regarding a transaction between the two companies stopped while CVLY focused on its leadership transition, its interactions with an activist shareholder and its developing strategic plan. Mr. Quinn and Mr. Kauffman spoke periodically after that to discuss issues affecting the banking industry in general, including challenges facing community banking organizations.
The ORRF board holds an annual offsite strategic retreat each year during which the ORRF board generally discusses, among other items, the company’s strategic options. During its 2022 annual offsite strategic retreat held in October 2022, the ORRF board discussed several potential acquisition opportunities, including a merger of equals with CVLY. At the meeting, the ORRF board and management discussed the potentially compelling strategic rationale for a merger of equals with CVLY which, in ORRF’s view, included the creation of a high-performing community bank franchise, the strong financial impact of the transaction on profitability metrics with the potential to drive shareholder value, the fact that a merger with CVLY would provide a logical market fill-in connecting ORRF’s Maryland and Pennsylvania footprints, and the benefits of increased scale and operating leverage to support further growth initiatives.
During a meeting on October 31, 2022 between Mr. Quinn and Mr. Kauffman, Mr. Quinn suggested that they explore the feasibility of a potential merger of equals transaction between CVLY and ORRF. During these discussions, Mr. Quinn offered his perspective with respect to board composition, executive roles and headquarters location with respect to a combined company. At the conclusion of this meeting, Mr. Quinn and Mr. Kauffman agreed to inform their respective boards of directors about their conversation before discussing further.
At the meeting of the CVLY board on November 8, 2022, Mr. Kauffman informed the CVLY board of his recent discussions with Mr. Quinn, and the CVLY board considered the feasibility of a merger of equals transaction with ORRF and evaluated other strategic alternatives, as well as the continued operation of CVLY as a standalone enterprise. The CVLY board discussed perceived challenges with respect to mergers and acquisitions, generally, given the rising interest rates and other economic factors, and, specifically, as they relate to a merger of equals transaction with ORRF. Following its discussion, the CVLY board instructed Mr. Kauffman to continue CVLY’s strategic planning process and to revisit potential strategic options from time-to-time as appropriate, including with respect to a possible combination with ORRF.
Throughout the latter part of 2022 and the beginning of 2023, Mr. Quinn and Mr. Kauffman continued to periodically discuss issues affecting the banking industry. Mr. Quinn and Mr. Kauffman met for lunch on March 4, 2023 and for dinner on June 9, 2023, where they discussed the performance of their respective organizations and banking conditions affecting their businesses and the industry as a whole. During these meetings, neither Mr. Quinn nor Mr. Kauffman specifically mentioned a possible transaction between the two companies.
Mr. Quinn and Mr. Kauffman revisited the discussion of a possible transaction beginning on July 21, 2023. During these discussions, Mr. Quinn and Mr. Kauffman discussed ORRF and CVLY’s complementary business strategies, strategic goals and operating philosophies, including with respect to their community banking business models and community commitment. Mr. Quinn and Mr. Kauffman further discussed other business issues related to a merger of equals transaction, including headquarters location and succession planning, as well as the strong cultural fit between the two companies and potential benefits to CVLY and ORRF’s shareholders from a potential strategic transaction between the companies, including the potential benefits from increased scale of operations.
Following these renewed discussions, on July 27, 2023, Mr. Quinn and Mr. Kauffman agreed to update their respective boards of directors of their conversations and that the two companies should enter into a nondisclosure agreement to facilitate further discussions between the companies regarding a potential transaction structured as a merger of equals. On August 1, 2023, the parties executed a customary mutual nondisclosure agreement (which included a one-year standstill provision and customary obligations to preserve the confidentiality of information provided by the parties) to allow for the confidential exchange of information between the parties.
In late August 2023, Mr. Kauffman and Mr. Quinn continued their discussions regarding a potential merger of equals and the potential transaction synergies and exchanged limited non-public business and financial information about their respective companies. On August 30-31, 2023, Mr. Quinn and Neelesh Kalani, ORRF’s Chief Financial Officer, met twice with Mr. Kauffman and Larry D. Pickett, CVLY’s Chief Financial Officer, to discuss the potential framework for a merger of equals between CVLY and ORRF, including the potential financial benefits, synergies and cost savings associated with such a merger, as well as a high-level outline of a post-merger organizational structure of the combined company. This meeting reinforced Mr. Quinn’s and Mr. Kauffman’s shared belief that both companies and their shareholders and other constituencies could benefit from a combination of the two companies.
During its 2023 annual offsite strategic retreat held on September 10-12, 2023, the CVLY board discussed and evaluated CVLY’s strategic plan in consultation with members of CVLY executive management and representatives of KBW. Discussions took place regarding the mergers and acquisitions environment, generally, and the feasibility of other possible strategic alternatives for CVLY. The CVLY board discussed the potential merger of equals with ORRF, among others, including the due diligence efforts and observations to date. Specifically, Mr. Kauffman advised attendees about his positive discussions with the ORRF management team and his observation about the cultural alignment between the two banking companies.
On September 14, 2023, Mr. Kaufmann presented to Mr. Quinn a non-binding term sheet outlining certain aspects of a proposed merger of equals between the parties, consistent with the parties’ preliminary discussions to date, and they further negotiated the terms of the possible transaction. On September 15, 2023, Mr. Quinn presented to Mr. Kauffman a revised non-binding term sheet, consistent with the parties’ discussions to date, for review and consideration by the boards of directors of their respective companies. The term sheet provided that, among other terms: CVLY would merge into ORRF with ORRF as the surviving corporation in an all-stock transaction with a fixed exchange ratio to be negotiated by the parties; the headquarters of the combined company would be located in Harrisburg, Pennsylvania and the operations center of the combined company would be located in York, Pennsylvania; the board of directors of the combined company would be comprised of 13 members, seven of whom would come from ORRF’s board and six of whom would come from CVLY’s board; and the proposed composition of board committees and the executive management team of the proposed combined company. The term sheet remained subject to, among other conditions, satisfactory completion of due diligence, the negotiation of a definitive merger agreement between the parties, and the approval of such definitive merger agreement by the boards of directors of both companies. No pricing assumptions were discussed or otherwise included in the term sheet.
The term sheet was presented by Mr. Kauffman to CVLY’s executive management team and, thereafter, to the CVLY board at a special meeting held on September 18, 2023. The term sheet was discussed by the ORRF board at its regularly scheduled meeting held on September 20, 2023.
At the special meeting of the CVLY board held on September 18, 2023, and the regularly scheduled meeting of the ORRF board on September 20, 2023, both boards authorized their respective management teams to take steps to further investigate a potential transaction between the parties. Following these meetings, Mr. Kauffman called Mr. Quinn to inform him that the CVLY board expressed support on commencing initial due diligence efforts.
ORRF engaged Raymond James and Goodwin Procter LLP as its financial advisor and legal advisor, respectively, for the transaction. CVLY engaged KBW and Holland & Knight LLP as its financial advisor and legal advisor, respectively, for the transaction.

On September 22, 2023, CVLY provided ORRF with a draft of an addendum to the mutual non-disclosure agreement between the parties, which addendum was designed to safeguard the competitively sensitive information of the parties and provide for the non-solicitation of each party’s customers and employees. On this date, ORRF requested that CVLY enter into a mutual exclusivity agreement for the potential transaction. CVLY declined to do so, indicating that it would only consider exclusivity after satisfactory completion of preliminary due diligence. The parties negotiated the addendum, which was executed on September 26, 2023. The parties established electronic data rooms to facilitate the exchange of business and financial information between the parties and were given access to these data rooms effective as of execution of the addendum on September 26, 2023.
Throughout October 2023, ORRF and CVLY conducted their due diligence review of the other company’s operations, assets and liabilities. Each party engaged its own third-party consultant with expertise in commercial credit to perform due diligence of the other party’s loan portfolio.
On October 8, 2023, as part of its annual offsite strategic retreat, the ORRF board held a regularly scheduled meeting at which the potential transaction was discussed in executive session. On October 9, 2023, the ORRF board held its annual strategic session, which was also attended by Mr. Kalani, Robert G. Coradi, ORRF’s Chief Risk Officer, and Matthew Dyckman, ORRF’s General Counsel, and representatives of Raymond James. During this strategic session, representatives of Raymond James provided the ORRF board with an overview of the current state of the banking market, a review of mergers of equals including recent merger of equals transactions, an overview of CVLY’s franchise, a discussion of the financial metrics of the potential merger of equals, and an overview of the pro forma franchise of the combined company. Raymond James also discussed with ORRF’s board and management the benefits of a merger of equals transaction between the parties, including: significantly enhanced scale; significant earnings per share accretion; the filling of the current gap in ORRF’s footprint between Harrisburg and Baltimore, particularly in York and Adams Counties, Pennsylvania; the complementary nature of the two banking franchises, including the pro forma $2.7 billion of assets under management for the wealth division of the combined company; and the beneficial impact of larger scale on ORRF’s ability to complete additional acquisitions in the future. The meeting participants also discussed the potential risks of the proposed transaction. These risks included: higher tangible book value dilution relative to historic norms; elevated integration risk associated with the relative size of the two companies; the impact of the loan interest rate mark on the transaction; and the ability of the combined company to achieve targeted cost savings. ORRF’s board and management also discussed legal and regulatory considerations and the importance of confidentiality regarding the consideration of such a business combination. Based on the discussion, the ORRF board concluded that there was the potential for significant pro forma value creation for both companies’ shareholders in a merger of equals between the parties, and unanimously indicated its support for continued exploration of a business combination with CVLY. After the meeting, members of the ORRF board attended dinner with Mr. Kauffman. Mr. Quinn was invited to meet with members of the CVLY board for a similar informal dinner meeting on October 18, 2023.
On October 10, 2023, as part of its regularly scheduled board meeting, the CVLY board and the PeoplesBank board held a joint meeting, at which representatives of KBW were present. While the primary focus of the joint meeting was to discuss regular items of business, KBW was invited to review publicly available information about mergers of equals transactions that other banking organizations have entered into as well as preliminary financial impacts of the potential transaction. In addition, Mr. Kauffman presented information about early due diligence findings with respect to CVLY’s evaluation of ORRF, including CVLY’s consultant’s early observations with respect to ORRF’s loan portfolio, and outstanding open diligence items.
On October 26, 2023, ORRF held a special board meeting at which representatives of Raymond James provided an update on the potential transaction, which included a discussion of an exchange ratio analysis, the financial metrics of the transaction, which were being updated to reflect the third quarter financial results of both companies, transaction assumptions, the impact of the interest rate mark, and a pricing sensitivity analysis. The ORRF board discussed with the representatives of Raymond James the importance of the transaction’s pricing metrics to the ORRF board’s overall assessment of, and recommendation regarding, the proposed business combination. Also at this meeting, ORRF management provided the board with a preliminary due diligence report, which included the preliminary conclusions of the independent third-party review of CVLY’s loan portfolio. Management emphasized that due diligence was not yet complete and that the company’s third-party loan review company had not yet finalized its conclusions. The preliminary loan interest rate mark analysis was discussed at length.
On October 30, 2023, senior management of both ORRF and CVLY conducted in-person management interviews as part of the continuing due diligence discussions of each other by both companies. Representatives of Raymond James, KBW, and Holland & Knight LLP, CVLY’s outside counsel, were also present. During these meetings, the two companies discussed their respective business prospects, credit profile, employment arrangements, and operations, as well as various materials provided through the electronic data rooms. The companies also discussed CVLY’s desire to explore a possible transaction structure in which CVLY would acquire ORRF based on market prices of the two companies at the time, and CVLY’s concern that payments under ORRF’s change of control agreements could be payable at closing, regardless of how the merger transaction was structured. Mr. Kauffman expressed CVLY’s position that resolution of the overall structure of the transaction and its impact on management arrangements was necessary before CVLY would proceed with any further discussions with ORRF. Mr. Quinn indicated that ORRF did not believe that the merger would trigger change of control payments under ORRF’s change of control agreements if the transaction were structured with ORRF as the surviving entity. Mr. Quinn also expressed the view that a transaction structure in which CVLY would be the surviving entity was not workable. Mr. Kauffman again stressed to Mr. Quinn that reaching an acceptable resolution of these issues was necessary to achieve CVLY’s board support of the proposed transaction.
Both ORRF and CVLY continued to work on completing their respective due diligence in the days following that meeting and substantially completed due diligence by November 2, 2023. On that date, ORRF again asked CVLY to enter into a mutual exclusivity agreement for the transaction. CVLY again declined to do so, citing the need to consult with its board regarding CVLY’s due diligence findings and resolve the concerns outlined by Mr. Kauffman to Mr. Quinn at the October 30, 2023 meeting.
On November 6, 2023, the CVLY board held a special meeting at which members of CVLY senior management and representatives of KBW and Holland & Knight LLP were present. At the special meeting, the CVLY board reviewed CVLY’s due diligence findings, and Mr. Kauffman and other members of CVLY management provided an update on the potential transaction and CVLY’s due diligence findings. Mr. Kauffman advised the board of the status of the discussions with ORRF and the open issues that emerged from due diligence. Specifically, Mr. Kauffman and Daniel Stolzer, CVLY’s General Counsel, discussed with the board the proposed structure of the merger and its impact on potential change in control payments to the executives of both companies. They also advised the board of ORRF’s continuing desire to enter into a mutual exclusivity agreement. At the conclusion of the meeting, the CVLY board informed Mr. Kauffman and other members of CVLY’s management that the board would support moving forward with negotiations of a definitive agreement for a potential merger of equals transaction with ORRF, but only if there was first a satisfactory resolution of CVLY’s concerns regarding these issues. The board then authorized Mr. Kauffman to enter into a mutual exclusivity agreement with ORRF, but only at such time as he was satisfied that the issues were satisfactorily resolved.
From November 6, 2023 through November 10, 2023, Mr. Quinn, Mr. Kauffman, Mr. Dyckman and Mr. Stolzer, informed by their respective counsel at Goodwin Procter LLP (for ORRF) and Holland & Knight LLP (for CVLY) continued to discuss how to resolve their conflicting views on structure and its impact on ORRF’s executive management agreements. Then, on the evening of November 13, 2023, Mr. Quinn called Mr. Kauffman to discuss the issue further and he then provided assurances to Mr. Kauffman that he would work with CVLY to resolve the issues in a manner that is satisfactory to CVLY and its board. Mr. Kauffman then agreed to execute ORRF’s proposed mutual exclusivity agreement providing for negotiating exclusivity between the parties through December 31, 2023. Later that day, Goodwin Procter LLP circulated an initial draft of the definitive merger agreement to Holland & Knight LLP.
During the balance of November and the beginning of December 2023, Goodwin Procter LLP and Holland & Knight LLP, exchanged several additional drafts of the merger agreement and related transaction documents, and the parties, with the assistance of their respective legal and financial advisors, continued to negotiate the outstanding terms of the merger agreement. During this time, ORRF also negotiated individual employment agreements with Mr. Kauffman, Ms. Doll, Mr. Clabaugh, Mr. Campagna and two other members of CVLY and PeoplesBank management and new change in control agreements with all of these individuals other than Mr. Clabaugh. The new employments agreements, entered into in connection with the execution of the merger agreement, would take effect at the closing of the merger. The change in control agreements would not be effective in the current proposed merger of CVLY and ORRF. In addition, during this time, certain ORRF executives acknowledged that payments under their change in control agreements would not be triggered in the current proposed merger.
On December 4, 2023, ORRF, through its financial advisor Raymond James, initially proposed an exchange ratio of 0.86x shares of ORRF common stock for each share of CVLY common stock. Over the course of the period between December 4, 2023 and December 11, 2023, the parties, with the assistance of their respective financial advisors, continued to negotiate the final exchange ratio in the transaction.
On December 5, 2023, the ORRF board held a special meeting at which representatives of Raymond James provided an updated transaction analysis, including an exchange ratio analysis, the financial metrics for the transaction, transaction assumptions, the impact of the interest rate marks, and a pricing sensitivity analysis. In addition, management provided the board with its final due diligence report. The ORRF board and management held an extensive discussion regarding the potential advantages and risks to ORRF and its shareholders and other constituencies of the potential transaction and ORRF’s possible advantages and risks in moving forward with the transaction, as well as management’s due diligence findings. Following these discussions, the ORRF board directed management to move forward with finalizing the terms of the transaction.
On December 8, 2023, following a meeting of CVLY’s compensation committee, the CVLY board and the PeoplesBank board held a special meeting to discuss the progress of the proposed transaction with ORRF. At this meeting, Mr. Kauffman provided an overview on the progress of the negotiation of the merger agreement and other key transaction documents. Representatives of KBW then provided an update regarding the mergers and acquisitions environment, a comparison of financial metrics of the proposed transaction and recent bank merger of equals transactions, an overview of each of CVLY’s and ORRF’s standalone financial position and illustrative pro forma financial information for the combined company based on various assumptions, including alternative transaction structures. Representatives of KBW also reviewed the historical stock price performance of CVLY and ORRF, historical trading ratios of CVLY common stock to ORRF common stock and other financial and valuation matters. Holland & Knight LLP advised the CVLY board of its fiduciary duties in connection with the transaction. Holland & Knight LLP and Mr. Stolzer then provided a detailed review of the terms of the proposed merger agreement, including the various representations and warranties of the parties, the covenants affecting the businesses of the parties between signing of the merger agreement and the transaction’s closing, the conditions to the transaction’s closing and the merger agreement’s termination provisions, including the break-up fee payable under certain circumstances. The agreements ancillary to the merger agreement were also discussed. Mr. Stolzer then discussed the terms of the change of control and employment agreements that were contemplated to be entered into with CVLY executive management team members and further provided an update on the status of the voting and other agreements that certain members of ORRF management undertook to execute in connection with the proposed transaction.
On December 11, 2023, the ORRF board held a special meeting at which Raymond James updated the board on the current state of the banking market, recent merger of equals transactions, CVLY’s banking franchise, the financial metrics of the potential merger and the pro forma franchise of the combined company, as well as the potential benefits and risks of the transaction. At that meeting, the ORRF board was informed that the exchange ratio would be set at 0.875 shares of ORRF common stock for each share of CVLY common stock, subject to final review and approval by both boards. Mr. Dyckman then updated the ORRF board on the status of the negotiations regarding the draft definitive merger agreement and the discussions regarding employment arrangements and change of control agreements with certain CVLY officers who would be continuing with the combined company. Representatives of Goodwin Procter LLP and Mr. Dyckman conducted a detailed review of terms and conditions of the merger and the merger agreement with the ORRF board. Goodwin Procter LLP and Mr. Dyckman also advised the ORRF board of its fiduciary duties in connection with the transaction and the terms of the merger agreement.
On December 12, 2023, the CVLY board held a special meeting for the purposes of considering the merger agreement. Members of CVLY senior management and representatives of Holland & Knight LLP and KBW were also present at the meeting. KBW reviewed the financial aspects of the transaction, including certain financial analyses performed by KBW, and rendered to the CVLY board its opinion, which was initially rendered verbally and confirmed in a written opinion dated December 12, 2023, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger pursuant to the merger agreement was fair from a financial point of view to the holders of CVLY common stock. See “The Merger — Opinion of CVLY’s Financial Advisor” beginning on page 63 and Appendix C. Holland & Knight LLP and Mr. Stolzer then outlined the changes that were made to the merger agreement and ancillary documentation since the last meeting on December 8, 2023 and provided an outline of the voting agreements that the CVLY board and certain members of executive management were being asked to sign. See “The Voting Agreements” beginning on page 105 for more information. Following a discussion of these matters, including the perceived strategic and financial benefits to CVLY’s shareholders and its other constituencies, the significant expansion of the combined company’s presence in Lancaster County and in Maryland and the cultural alignment between CVLY and ORRF, the CVLY board voted unanimously to approve the definitive merger agreement and the transactions contemplated thereby, and recommended the approval of the merger agreement by the CVLY shareholders.
On December 12, 2023, the ORRF board also held a special meeting for the purposes of considering the merger agreement. Representatives of Raymond James reviewed the financial aspects of the transaction, including financial analyses performed by Raymond James, and rendered to the ORRF board its oral opinion, which was subsequently confirmed by its written opinion dated December 12, 2023, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as set forth in its opinion, the exchange ratio in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of ORRF common stock. See “The Merger — Opinion of ORRF’s Financial Advisor” beginning on page 56 and Appendix B. Also at the meeting, the ORRF board thoroughly discussed and considered the terms and conditions of the merger and the merger agreement. Representatives of Goodwin Procter LLP and Mr. Dyckman reviewed the final terms and conditions of the merger and the merger agreement with the ORRF board, and reminded the ORRF board of its fiduciary duties in connection with the transaction and the terms of the merger agreement. After deliberation, the ORRF board voted unanimously to approve the merger agreement and the transactions contemplated thereby, recommended that the ORRF shareholders approve the issuance of the merger consideration, and authorized ORRF management to execute the merger agreement.
Later on December 12, 2023, the merger agreement was executed and delivered by CVLY and ORRF. The parties announced the transaction after the close of the financial markets on December 12, 2023 in a press release jointly issued by CVLY and ORRF.
ORRF’s Reasons for the Merger; Recommendation of the ORRF Board
After careful consideration, the ORRF board, at a meeting held on December 12, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, the bank merger and the issuance of ORRF common stock, are advisable and fair to and in the best interests of ORRF and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby.
In reaching its decision, the ORRF board evaluated the merger agreement, the merger, the bank merger and other matters contemplated by the merger agreement in consultation with ORRF’s senior management, as well as with ORRF’s legal and financial advisors, and considered a number of factors, including, but not limited to, the following:
•
each of ORRF’s, CVLY’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the ORRF board considered that CVLY’s business and operations and risk profile complement those of ORRF, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with an expanded distribution and scale that would position ORRF to serve an expanded customer base;

•
the strategic rationale for the merger, including the fact that the combined company will be strategically positioned to capitalize on market opportunities throughout central Pennsylvania and the greater Baltimore area;

•	the ORRF board’s belief that CVLY’s earnings and prospects, and the synergies potentially available in the merger, would significantly improve the combined company’s market position, increase scale to enhance efficiencies and leverage investments in technology, and provide greater revenue growth opportunities and diversification, which would potentially create superior future earnings and prospects for the combined company compared to ORRF’s earnings and prospects on a stand-alone basis;
•
the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on ORRF’s potential growth, development, productivity and strategic options both with and without the merger;

•
the expectation that, following the merger, the combined company will be among the top community banks headquartered in Pennsylvania with 51 branch locations, providing increased market opportunities for current CVLY products and services;

•
the complementary nature of the cultures and operational philosophies of the two companies, including with respect to their community banking business model, strategic focus, target markets, client service, credit cultures, risk profiles and community commitment, and the ORRF board’s belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•	the complementary nature of the products, customers and markets of the two companies, which ORRF believes should provide the opportunity to mitigate risks and increase potential returns;
•	the ability to take advantage of increased scale to continue technology investments and client experience improvements;
•	the strengthened ability to recruit and retain top talent across the combined markets;
•	the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;
•
the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on financial metrics, including earnings per share, and the expectation that the tangible book value per share dilution from the merger would be earned back within a reasonable period following closing;

•	the expectation of significant cost savings resulting from the merger;
•
the ORRF board’s review and discussions with ORRF’s senior management concerning ORRF’s due diligence examination of CVLY, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio and legal and regulatory compliance programs and prospects;

•	its understanding that ORRF’s shareholders will own approximately 56% of the combined company’s common stock;
•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CVLY shareholders as a result of possible increases or decreases in the trade price of CVLY common stock or ORRF common stock following the announcement of the merger, which the ORRF board believed was consistent with market practice for transactions of this type and with the strategic purpose of the merger and related transactions;

•
the opinion, dated December 12, 2024, of Raymond James to the ORRF board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio in the merger, as more fully described under the section entitled “The Merger — Opinion of ORRF’s Financial Advisor” beginning on page 56;

•
the ORRF board’s review with ORRF’s legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•	the ORRF board’s expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•	the fact that ORRF’s shareholders will have the opportunity to vote to approve the share issuance;
•	the fact that seven of the 13 total directors of the combined company will be current members of the ORRF board;
•
the fact that Mr. Quinn will serve as President and Chief Executive Officer, Mr. Kauffman will serve as the Chief Operating Officer of each of the combined company and the combined bank and that the management team will be comprised of a mix of ORRF executives and CVLY executives, each of which the ORRF board believes enhances the likelihood that the strategic benefits that ORRF expects to achieve as a result of the merger will be realized;

•	the fact that the ORRF and CVLY management teams have integration experience through various acquisitions, which could be beneficial to the integration process; and
•	ORRF’s and CVLY’s past records of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions.
The ORRF board also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;
•	the possibility that the anticipated pro forma impact of the merger on ORRF will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions;
•
the costs to be incurred in connection with the merger and the integration of CVLY’s business into ORRF’s, and the possibility that the merger and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where ORRF and CVLY operate businesses;

•	the possibility of encountering difficulties in successfully integrating ORRF’s and CVLY’s business, operations and workforce;
•	the risk of losing key ORRF or CVLY employees during the pendency of the merger and thereafter;
•	the dilution to current ORRF shareholders from the issuance of additional shares of ORRF common stock in the merger;
•	certain anticipated merger-related costs;
•	the possible diversion of management attention and resources from the operation of ORRF’s business towards the completion of the merger and the integration of the two companies;
•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” beginning on page 25 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 23.
The foregoing discussion of the information and factors considered by the ORRF board is not intended to be exhaustive, but includes the material factors considered by the ORRF board. In reaching its decision to approve the merger, the merger agreement and the other transactions contemplated by the merger agreement, the ORRF board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The ORRF board considered all these factors as a whole, including through its discussions with ORRF’s management and financial and legal advisors, in evaluating the merger agreement, the merger, the bank merger, and the other transactions contemplated by the merger agreement.

For the reasons set forth above, the ORRF board determined that the merger agreement (including the merger, the bank merger and the ORRF share issuance) are advisable and fair to and in the best interests of ORRF and its shareholders. The ORRF board unanimously recommends that ORRF shareholders vote “FOR” approval of the ORRF share issuance proposal.
Certain of ORRF’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of ORRF’s shareholders generally, as discussed under the section entitled “The Merger — Interests of ORRF Directors and Executive Officers in the Merger” beginning on page 75. The ORRF board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to ORRF shareholders.
There can be no assurance that the potential synergies or opportunities considered by the boards will be achieved through completion of the merger. See the section of this proxy statement/prospectus titled “Risk Factors — Risks Relating to the Merger” beginning on page 25.
CVLY’s Reasons for the Merger; Recommendation of the CVLY Board
After careful consideration, at a meeting held on December 12, 2023, the CVLY board determined that the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, is advisable and in the best interests of CVLY and approved and adopted the merger agreement and transactions contemplated thereby, including the merger and the bank merger.
In reaching its decision, the CVLY board evaluated the merger agreement, the merger, the bank merger and other matters contemplated by the merger agreement in consultation with CVLY’s senior management, as well as with CVLY’s legal and financial advisors, and considered a number of factors, including, but not limited to, the following:
•
its understanding of current and prospective operating conditions in the banking industry developed over the course of several years, including the economic, interest rate and regulatory environments, increasing operating costs due to regulatory and compliance requirements, increasing competition from other banks as well as from non-bank financial and financial technology firms with respect to investment in and deployment of enhanced technologies, current financial market conditions, and the likely effects of any or all of these factors on CVLY and its potential growth, development and strategic options, both with and without the merger;

•
its view with respect to other strategic alternatives that may be available to CVLY, including continuing to operate as a stand-alone company, engaging in a sale to a potential acquiror or in a strategic combination with another party, and its belief that any such alternatives, if available, may not deliver the prospective financial and operational benefits to CVLY, its shareholders and other constituencies that could be achieved in a merger with ORRF;

•
its view that the similarities between CVLY’s and ORRF’s banking organizations, including their corporate purposes, strategic focus, client services, credit cultures, risk profiles and community commitments, together with their complementary geographical footprints, products and customers in attractive community banking markets, should provide CVLY shareholders with the opportunity to participate in the future performance of the combined company and realize significant shareholder value creation through the benefits of greater scale, elimination of redundancies and enhanced operating leverage;

•
the expectation that the combined company would provide greater scale to enable it to compete more effectively for clients across the organization by making investments in technology and people that serve clients across the enterprise;

•
the form of consideration – an exchange of CVLY common stock for shares of ORRF common stock – which the CVLY board believes will permit its shareholders to maximize their interest in the potential growth in the value of the combined company to the extent that the market price of the combined company increases following the announcement of the merger and/or consummation of the merger;

•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CVLY shareholders as a result of possible increases or decreases in the trade price of CVLY common stock or ORRF common stock following the announcement of the merger;

•
the intention for the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes, thereby affording holders of CVLY common stock the opportunity to exchange their shares for shares of ORRF common stock on a tax-free basis;

•	the expectation that, upon consummation of the merger, CVLY shareholders will own approximately 44% of the outstanding shares of ORRF common stock following the consummation of the merger;
•
the combined company’s expected pro forma profitability, including estimated pro forma earnings per share, return on assets, return on equity, return on average tangible common equity and estimated efficiency ratio, which are all anticipated to be in the top quartile of its peer group following the consummation of the merger and the bank merger;

•
the merger consideration offered by ORRF (0.8750x of a share of ORRF common stock for each share of CVLY common stock) which represented a 3.9% premium over the closing price of CVLY common stock on December 11, 2023, 1.13x Codorus Valley’s tangible book value per share, 7.4x Codorus Valley’s last twelve month earnings per share, 8.3x its estimated 2023 earnings per share, and 10.2x its 2024 estimated earnings per share (based on 2023 and 2024 CVLY management estimates);

•	based on historical practice by ORRF, the perceived opportunity for CVLY shareholders to receive cash dividends from the combined company that exceed those historically paid by CVLY;
•
the enhanced potential for liquidity and upside trading to CVLY shareholders given the increased market capitalization of the combined company from $197 million on December 11, 2023, the day prior to the announcement of the merger, to greater than $450 million on a pro forma basis also as of such date after giving effect to the merger with ORRF, among other factors;

•
its understanding that the combined company would expand CVLY’s full-service footprint into Anne Arundel, Howard and Washington Counties in Maryland and Franklin, Cumberland and Perry Counties in Pennsylvania, and create an expanded lending area and enhanced overall scale in two of CVLY’s targeted growth markets: Lancaster, Pennsylvania and the State of Maryland;

•
the significantly enhanced scale of the combined company’s pro forma assets, loans and deposits, and the improved strategic position, including the perceived benefits to CVLY, its customers and the communities in which it operates, for a significantly larger organization, including its view that the combined company would allow for an expanded suite of products for clients, improved client experience through greater investment in technology, increased overall lending capacity and the capacity for increased lending to any single client relationship;

•	the fact that ORRF is a member bank of the Federal Reserve System, with the ability to borrow from the Federal Reserve Bank of Philadelphia, providing an additional potential source of liquidity;
•
the fact that the combined company will have $2.7 billion of wealth management assets under management and provide a full spectrum of wealth management, financial planning and brokerage services, with the potential to enhance its client product and services offerings even further;

•	its view that the cost savings and synergies expected to be created by the merger would create material value for CVLY shareholders and its other constituencies;
•	the historical stock market performance for CVLY common stock and the common stock performance of other companies in the banking industry;
•
its review of, and related discussions with CVLY’s management and outside advisors concerning CVLY’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of ORRF;

•
its knowledge of CVLY’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization and as a part of a combined company with ORRF;

•
the opinion, dated December 12, 2023, of KBW to the CVLY board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CVLY common stock of the exchange ratio in the proposed merger, as more fully described below under “Opinion of CVLY’s Financial Advisor”;

•
its review, with Holland & Knight LLP and senior management, of the material terms of the merger agreement, including (i) the representations and warranties of the parties, (ii) the covenants, (ii) the CVLY board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal, and (iii) the CVLY board’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a termination fee of $8.3 million); its view that the two management teams of CVLY and ORRF have significant integration experience through various acquisitions, which can be leveraged in successfully completing the integration process;

•	the expectation that the requisite regulatory approvals could be obtained in a timely manner;
•	the fact that CVLY shareholders will have an opportunity to vote on the approval of the merger agreement and the merger;
•	its view that the combined company would have the opportunity to establish a deeper leadership team and overall work force by selecting from a larger pool of talent among the two organizations;
•
the fact that Mr. Kauffman, CVLY’s current president and chief executive officer, will be the successor to Mr. Quinn, as president and chief executive officer of the combined company beginning in June 2025;

•	its view that the combined company would allow for greater career mobility and growth opportunities for its employees, as well as enhanced recruiting and succession planning abilities;
•	the fact that the combined company’s board of directors will include six legacy CVLY directors, including Mr. Messick, who will be vice-chair of the board of directors of the combined company; and
•
the fact that the bylaws of the combined company will be amended at the closing to reflect the agreed-upon governance structure of the combined company that provides certain assurances for the participation of legacy directors of CVLY on the board of directors and board committees.

The CVLY board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the merger, including, without limitation, the following:
•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the lack of strength of the economy, general market conditions and competitive factors in the areas where CVLY and ORRF operate businesses;

•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;
•	the risk of losing key employees during the pendency of the merger and thereafter;
•
the restrictions on the conduct of CVLY’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent CVLY from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on CVLY’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the merger;

•	the potential for legal claims challenging the merger;
•
the risk that the merger may not be completed despite the combined efforts of CVLY or ORRF as completion may be unduly delayed, including as a result of delays in obtaining the requisite regulatory approvals; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 25 and 23, respectively.
The foregoing discussion of the information and factors considered by the CVLY board is not intended to be exhaustive, but includes the material factors considered by the CVLY board. In reaching its decision to approve the merger agreement, the CVLY board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CVLY board considered all these factors as a whole, including through discussions with, and questioning of, CVLY’s management and outside financial and legal advisors, and overall the CVLY board considered the factors to be favorable to, and to support, its determination.
The CVLY board recognizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings.
Certain of CVLY’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of CVLY shareholders generally, as discussed under the section entitled “The Merger — Interests of Certain CVLY Directors and Executive Officers in the Merger” beginning on page 78. The CVLY board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to CVLY board shareholders.
It should be noted that this explanation of the reasoning of the CVLY board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 23.
The CVLY board unanimously recommends that CVLY shareholders vote “FOR” approval of the CVLY merger proposal.
Opinion of ORRF’s Financial Advisor
ORRF retained Raymond James as financial advisor on September 19, 2023. Raymond James is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to that engagement, the ORRF board requested that Raymond James evaluate the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to the holders of ORRF common stock.
At the December 12, 2023 meeting of the ORRF board, representatives of Raymond James rendered its opinion, subsequently confirmed in writing and dated December 12, 2023, to the ORRF board (in its capacity as such), as to the fairness, as of such date, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to the holders of ORRF common stock, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Raymond James in connection with the preparation of its opinion.
The full text of the written opinion of Raymond James is attached as Appendix B to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. ORRF shareholders are urged to read the entire opinion carefully in connection with their consideration of the merger agreement and the merger. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.
Raymond James provided its opinion for the information of the ORRF board (in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of ORRF common stock. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby, the underlying business decision of ORRF to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for ORRF, or any other transaction in which ORRF might engage. The Raymond James opinion does not constitute a recommendation to the ORRF board or to any holder of ORRF common stock as to how the ORRF board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of ORRF common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of ORRF at that time. Raymond James’s opinion was approved by Raymond James’s fairness opinion committee.
In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:
•	reviewed the draft of the merger agreement dated as of December 11, 2023 (the “Draft Agreement”);
•
reviewed certain information related to the historical condition and prospects of ORRF and CVLY, as made available to Raymond James by or on behalf of ORRF, including, but not limited to, (a) financial projections for each of ORRF and CVLY that were prepared using consensus analyst estimates for the years 2023, 2024 and 2025 with further years extrapolated based on appropriate growth rates, which estimates (including the growth rates utilized) were reviewed and approved for Raymond James’s use by the management of ORRF (together, the “Projections”) and (b) certain forecasts and estimates of the amount and timing of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments expected to result from the merger, as prepared by management of ORRF (the “Pro Forma Financial Adjustments”);

•
reviewed ORRF’s and CVLY’s audited financial statements for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 and unaudited financial statements for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023;

•	reviewed certain of ORRF’s and CVLY’s recent public filings and certain other publicly available information regarding ORRF and CVLY that Raymond James deemed to be relevant;
•	reviewed the financial and operating performance of ORRF and CVLY and those of other selected public companies that Raymond James deemed to be relevant;
•
reviewed the then-current and historical market prices for shares of ORRF common stock and shares of CVLY common stock, and the then-current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	compared the relative contributions of ORRF and CVLY to certain historical financial statistics of the combined company on a pro forma basis;
•	reviewed certain potential pro forma financial effects of the merger on earnings per share, capitalization and financial ratios of ORRF;
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;
•
received a certificate addressed to Raymond James from the chief financial officer of ORRF regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of ORRF; and

•
discussed with members of the senior management of ORRF certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry including, but not limited to, the past and then-current business operations of ORRF and CVLY, respectively, and the financial condition and future prospects and operations of ORRF and CVLY, respectively.

With ORRF’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information that was available to Raymond James from public sources, supplied by or on behalf of ORRF or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which ORRF or CVLY was a party or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which ORRF or CVLY was a party or may become subject. With ORRF’s consent, the opinion of Raymond James made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of ORRF or CVLY. With respect to the Projections, Pro Forma Financial Adjustments, and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with ORRF’s consent, assumed that the Projections, Pro Forma Financial Adjustments and such other information and data were reasonably prepared in good faith on bases reflecting (or, in the case of the Projections with respect to 2023, 2024 and 2025, which were prepared using consensus analyst estimates for the years 2023, 2024 and 2025, are consistent with) the best then-currently available estimates and judgments of management of ORRF, and Raymond James relied upon ORRF to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections, the Pro Forma Financial Adjustments or the assumptions on which they were based. Raymond James assumed that the final form of the merger agreement would be substantially similar to the Draft Agreement reviewed by Raymond James, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each such party would perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger, ORRF or CVLY that would be material to its analyses or opinion.
The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of December 11, 2023, and any material change in such circumstances and conditions would require a reevaluation of the Raymond James opinion, which Raymond James is under no obligation to undertake. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of ORRF or CVLY since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect. As the ORRF board was aware, the credit, financial and stock markets had been experiencing and do experience volatility from time to time and Raymond James expressed no opinion or view as to any potential effects of such volatility on the merger, ORRF or CVLY. The Raymond James opinion did not purport to address any potential developments in any such credit, financial and stock markets on the exchange ratio after December 11, 2023.
Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. Raymond James provided advice to ORRF with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the merger. Raymond James did not solicit indications of interest with respect to a transaction involving ORRF nor did Raymond James advise ORRF with respect to its strategic alternatives. The opinion of Raymond James did not express any opinion as to the likely trading range of ORRF common stock or CVLY common stock following the announcement or consummation of the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of ORRF or CVLY at that time. The Raymond James opinion was limited to the fairness, from a financial point of view, to the holders of ORRF common stock, of the exchange ratio.
Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the ORRF board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of ORRF, on the fact that ORRF was assisted by legal, accounting and tax advisors, and, with the consent of ORRF, relied upon and assumed the accuracy and completeness of the assessments by ORRF and its advisors, as to all legal, accounting and tax matters with respect to ORRF, CVLY and the merger, including, without limitation, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code. Raymond James is not an expert in the evaluation of allowances for credit losses and had not independently verified such allowances or reviewed or examined any individual loan or credit files. Raymond James assumed, with ORRF’s consent, that the allowance for credit losses (“ACL”) (i) set forth in the respective financial statements of ORRF and CVLY were adequate to cover such losses, (ii) would be adequate on a pro forma basis for the combined company and (iii) complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.
In formulating its opinion, Raymond James considered only the exchange ratio, and Raymond James did not consider, and did not express an opinion on, the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of ORRF’s or CVLY’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by ORRF or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of ORRF, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of ORRF or such other party’s security holders or other constituents vis-à-vis any other class or group of ORRF or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of ORRF or CVLY or the ability of ORRF or CVLY to pay their respective obligations when they come due.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the ORRF board at its meeting on December 12, 2023, which material was considered by Raymond James in rendering its opinion. No company used in the analyses described below is identical or directly comparable to ORRF or CVLY. The summary below is not a complete description of all the analyses underlying the Raymond James opinion or the presentation made by Raymond James to the ORRF board, but is a summary of the material financial analyses performed and presented by Raymond James. The summary includes information presented in tabular format. In order to fully understand the material financial analyses reviewed by Raymond James, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of such material financial analyses.
Contribution Analysis. Raymond James analyzed the relative contribution of ORRF and CVLY to certain financial and operating metrics for the pro forma combined company resulting from the merger based on the balance sheet for the period ended September 30, 2023. The financial and operating metrics included: (i) assets; (ii) gross loans; (iii) deposits; (iv) tangible common equity; (v) tier 1 capital; (vi) last twelve months (“LTM”) net income; (vii) consensus estimated 2024 net income; and (viii) consensus estimated 2025 net income. Forward net income estimates were based on median consensus estimates as shown by S&P Global Market Intelligence.

The estimates published by Wall Street research analysts were not prepared in connection with the merger or at the request of Raymond James and may or may not prove to be accurate. The relative contribution analysis did not give effect to any potential synergies and cost savings as a result of the merger. The results of this analysis are summarized in the table below:
	Relative Contribution		Implied Exchange Ratio
	Orrstown	Codorus
Total Assets	58.2%	41.8%	0.791x
Gross Loans	57.1%	42.9%	0.827x
Total Deposits	57.2%	42.8%	0.825x
Tangible Common Equity	55.1%	44.9%	0.899x
Tier 1 Capital	53.3%	46.7%	0.966x
LTM Net Income	57.8%	42.2%	0.804x
2024 Estimated Net Income	64.3%	35.7%	0.614x
2025 Estimated Net Income	62.3%	37.7%	0.670x
Exchange Ratio in the Merger			0.875x
Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant in its professional judgment for its analysis. The selected group represents companies Raymond James believed to be relevant to each of ORRF and CVLY. Raymond James selected certain bank and thrift companies that: (i) were headquartered in the Mid-Atlantic (Delaware, District of Columbia, Maryland, New Jersey, New York and Pennsylvania); (ii) had total assets between $2.0 billion and $5.0 billion for ORRF and between $1.5 billion and $4.0 billion for CVLY; (iii) had a most recent quarter return on average assets between 0.50% and 1.50%; and (iv) were traded on either the Nasdaq or the New York Stock Exchange. The aforementioned financial characteristics were shown for the bank subsidiary if consolidated data was unavailable, and the financial characteristics were based on the most recent quarter period reported as of September 30, 2023, if available, otherwise for the quarter period reported as of June 30, 2023. The selected groups excluded mutual holding companies and targets of announced mergers. No company used in the analysis described below is identical or directly comparable to either ORRF or CVLY. The selected companies Raymond James deemed relevant include the following:
Selected Companies for ORRF
• Arrow Financial Corporation (NY)	• Orange County Bancorp, Inc. (NY)
• The First of Long Island Corporation (NY)	• ESSA Bancorp, Inc. (PA)
• Peoples Financial Services Corp. (PA)	• Meridian Corporation (PA)
• BCB Bancorp, Inc. (NJ)	• Codorus Valley Bancorp, Inc. (PA)
• Citizens Financial Services, Inc. (PA)	• Norwood Financial Corp. (PA)
• Chemung Financial Corporation (NY)	• Evans Bancorp, Inc. (NY)
• Citizens & Northern Corporation (PA)	• Hanover Bancorp, Inc. (NY)
• Fidelity D & D Bancorp, Inc. (PA)
Selected Companies for CVLY
• Peoples Financial Services Corp. (PA)	• ESSA Bancorp, Inc. (PA)
• BCB Bancorp, Inc. (NJ)	• Meridian Corporation (PA)
• Orrstown Financial Services, Inc. (PA)	• Norwood Financial Corp. (PA)
• Citizens Financial Services, Inc. (PA)	• Evans Bancorp, Inc. (NY)
• Chemung Financial Corporation (NY)	• Hanover Bancorp, Inc. (NY)
• Citizens & Northern Corporation (PA)	• First United Corporation (MD)
• Fidelity D & D Bancorp, Inc. (PA)	• Franklin Financial Services Corp. (PA)
• Orange County Bancorp, Inc. (NY)
Raymond James calculated various financial multiples for each selected public company, including the closing price per share on December 11, 2023, compared to: (i) tangible book value (“TBV”) per share at September 30,

2023 or June 30, 2023 as shown by S&P Global Market Intelligence; (ii) last twelve months earnings per share (“LTM EPS”); (iii) estimated 2024 earnings per share (“2024 EPS”) based on consensus estimates as shown by S&P Global Market Intelligence; and (iv) estimated 2025 earnings per share (“2025 EPS”) based on consensus estimates as shown by S&P Global Market Intelligence. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at the request of Raymond James and may not prove to be accurate. Raymond James reviewed the 25th percentile and the 75th percentile relative valuation multiples of the selected public companies for ORRF and CVLY. The results of the selected companies’ analysis for each of ORRF and CVLY are summarized below:
	Orrstown Multiples		Codorus Multiples
	25th Pctl.	75th Pctl.	25th Pctl.	75th Pctl.
Tangible Book Value	94%	168%	100%	168%
LTM EPS	8.2x	10.8x	7.8x	10.4x
2024 EPS	9.7x	11.7x	9.2x	10.9x
2025 EPS	8.7x	9.6x	8.2x	9.4x
Taking into account the results of the selected companies analysis, Raymond James applied the 25th percentile and 75th percentile of the price to tangible book value per share ratio and earnings per share multiples to corresponding financial data for ORRF and CVLY. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of CVLY by the lower implied per share value of ORRF to calculate the high implied exchange ratio, and by dividing the lower implied per share value of CVLY by the higher implied per share value of ORRF to calculate the low implied exchange ratio. The results of the selected companies’ analysis are summarized below:
	Implied Per Share Value				Implied Exchange Ratio
	Orrstown		Codorus
	25th Pctl.	75th Pctl.	25th Pctl.	75th Pctl.	Low/High	High/Low
Tangible Book Value	$19.71	$35.08	$18.82	$31.57	0.536x - 1.602x
LTM EPS	$29.63	$38.84	$22.19	$29.63	0.571x - 1.000x
2024 EPS	$28.41	$34.17	$16.08	$19.05	0.470x - 0.670x
2025 EPS	$26.52	$29.17	$16.29	$18.80	0.559x - 0.709x
Exchange Ratio in the Merger					0.875x
Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of ORRF and CVLY based on the Projections. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2028 as the final year for the analysis and applied multiples, ranging from 8.5x to 10.5x for ORRF and CVLY, to estimated calendar year 2028 earnings in order to derive a range of estimated terminal values for ORRF and CVLY in 2028. For ORRF, Raymond James used discount rates ranging from 11.0% to 15.0%. For CVLY, Raymond James used discount rates ranging from 11.3% to 15.3%. The discount rate ranges were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of ORRF or CVLY common stock. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of ORRF and CVLY and calculated a range of implied exchange ratios by dividing the maximum implied per share value of CVLY common stock by the minimum implied per share value of ORRF common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of CVLY common stock by the maximum implied per share value of ORRF common stock to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:
	Implied Per Share Value				Implied Exchange Ratio
	Orrstown		Codorus
	Low	High	Low	High	Low/High	High/Low
Net Income Terminal Multiple	$20.20	$27.73	$17.06	$21.81	0.615x - 1.080x
Exchange Ratio in the Merger					0.875x
Pro Forma Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined company, taking into account the Pro Forma Financial Adjustments. In this analysis, Raymond James used the Projections for ORRF and CVLY and the Pro Forma Financial Adjustments. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2028 as the final year for the analysis and applied multiples ranging from 8.5x to 10.5x to the pro forma combined company’s estimated calendar year 2028 adjusted earnings to derive a range of estimated terminal values for the combined company. Raymond James used discount rates ranging from 10.1% to 14.1%. The discount rate range was chosen to reflect different assumptions regarding the required rate of return of holders or prospective buyers of the pro forma combined company’s common stock. This discounted cash flow analysis resulted in an illustrative range of implied values per share for the pro forma combined company of $26.69 to $36.75.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of ORRF, CVLY or the pro forma combined company.
Pro Forma Impact Analysis. Raymond James performed a pro forma financial impact analysis that combined projected balance sheet at close and 2024 and 2025 estimated EPS information of ORRF and CVLY. In the analysis, Raymond James used (i) closing balance sheet estimates as of June 30, 2024 for each of ORRF and CVLY from the Projections (as provided by ORRF management); (ii) financial forecasts from the Projections for each of ORRF and CVLY for the year ending 2024 and the year ending 2025 (as provided by ORRF management); and (iii) the Pro Forma Financial Adjustments. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results of ORRF. This analysis indicated that the merger could be dilutive to ORRF’s estimated tangible book value per share at June 30, 2024, and accretive to ORRF’s estimated 2024 and 2025 earnings per share. For all of the above analyses, the actual results achieved by ORRF following the merger may vary from the projected results, and the variations may be material.
Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to the significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of ORRF.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of ORRF. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the ORRF board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, of the exchange ratio in the proposed merger pursuant to the merger agreement to the holders of ORRF common stock. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the ORRF board in making its determination to approve the merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the ORRF board’s or ORRF management’s views with respect to ORRF, CVLY or the merger.
For services rendered in connection with the delivery of its opinion, ORRF has agreed to pay Raymond James an aggregate fee of $1.8 million, $200,000 of which was payable upon the rendering of Raymond James’ opinion (regardless of the conclusion reached in the opinion) and the remainder of which will be paid upon, and subject to, consummation of the merger. ORRF also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of ORRF and

CVLY for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the two-year period preceding the date of its opinion letter, Raymond James did not receive any fees from ORRF or CVLY. Raymond James may provide investment banking, financial advisory and other financial services to ORRF and/or CVLY or other participants in the merger in the future, for which Raymond James may receive compensation.
Opinion of CVLY’s Financial Advisor
CVLY engaged KBW to render financial advisory and investment banking services to CVLY, including an opinion to the CVLY board as to the fairness, from a financial point of view, to the common shareholders of CVLY of the exchange ratio in the proposed merger. CVLY selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the CVLY board held on December 12, 2023, at which the CVLY board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the CVLY board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CVLY common stock. The CVLY board approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CVLY board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of CVLY common stock. It did not address the underlying business decision of CVLY to engage in the merger or enter into the merger agreement or constitute a recommendation to the CVLY board in connection with the merger, and it does not constitute a recommendation to any holder of CVLY common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CVLY and ORRF and bearing upon the merger, including, among other things:
•	an execution version of the merger agreement dated as of December 12, 2023;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of CVLY;
•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023 of CVLY;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of ORRF;
•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of ORRF;

•
certain regulatory filings of CVLY and ORRF and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2022 and the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023;

•	certain other interim reports and other communications of CVLY and ORRF to their respective shareholders; and
•	other financial information concerning the businesses and operations of CVLY and ORRF furnished to KBW by CVLY and ORRF or that KBW was otherwise directed to use for purposes of KBW’s analyses.
KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of CVLY and ORRF;
•	the assets and liabilities of CVLY and ORRF;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for CVLY and ORRF with similar information for certain other companies the securities of which were publicly traded;
•
financial and operating forecasts and projections of CVLY that were prepared by CVLY management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of CVLY management and with the consent of the CVLY board;

•
publicly available consensus “street estimates” of ORRF, as well as financial and operating forecasts and projections of ORRF for certain periods beyond 2025 that were prepared and provided to KBW by ORRF management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of CVLY management and with the consent of the CVLY board; and

•
estimates regarding certain pro forma financial effects of the merger on ORRF (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by ORRF management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of CVLY management and with the consent of the CVLY board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of CVLY and ORRF regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, CVLY with soliciting indications of interest from third parties regarding a potential transaction with CVLY.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CVLY as to the reasonableness and achievability of the financial and operating forecasts and projections of CVLY referred to above (and the assumptions and bases for such forecasts and projections), and KBW assumed that such forecasts and projections represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of CVLY, upon ORRF management as to the reasonableness and achievability of the publicly available consensus “street estimates” of ORRF, the financial and operating forecasts and projections of ORRF for certain periods beyond 2025, and the estimates regarding certain pro forma financial effects of the merger on ORRF (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information represented, or in the case of the ORRF “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of ORRF management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information of CVLY and ORRF that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of ORRF referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of CVLY and ORRF and with the consent of the CVLY board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CVLY or ORRF since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with CVLY’s consent, that the aggregate allowances for loan and lease losses for each of CVLY and ORRF are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CVLY or ORRF, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of CVLY or ORRF under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of CVLY and ORRF of its loans and owned securities as either held for investment, on the one hand, or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of CVLY and ORRF, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of CVLY common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of CVLY, ORRF or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of CVLY that CVLY relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CVLY, ORRF, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of CVLY common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transactions (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to CVLY, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of CVLY to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CVLY or the CVLY board;
•
the fairness of the amount or nature of any compensation to any of CVLY’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CVLY common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CVLY (other than the holders of CVLY common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of ORRF or any other party to any transaction contemplated by the merger agreement;

•	the actual value of ORRF common stock to be issued in the merger;
•
the prices, trading range or volume at which CVLY common stock or ORRF common stock would trade following the public announcement of the merger or the prices, trading range or volume at which ORRF common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to CVLY, ORRF, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transactions (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, CVLY and ORRF. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the CVLY board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the CVLY board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between CVLY and ORRF and the decision of CVLY to enter into the merger agreement was solely that of the CVLY board.
The following is a summary of the material financial analyses presented by KBW to the CVLY board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the CVLY board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $21.31 per outstanding share of CVLY common stock, or approximately $207.0 million in the aggregate (inclusive of the implied value of unvested CVLY restricted stock units and in-the-money options to purchase shares of CVLY common stock), based on the 0.8750x exchange ratio in the proposed merger and the closing price of ORRF common stock on December 11, 2023.
CVLY and ORRF Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of CVLY and ORRF to 21 selected major exchange-traded banks headquartered in Delaware, Maryland, Pennsylvania, Virginia, and West Virginia with total assets between $1.5 billion and $5.0 billion. Merger targets, mutual holding companies and companies with total assets above $5.0 billion pro forma for pending or recently completed transactions were excluded from the selected companies.
The selected companies were as follows (shown in descending order of total assets by column):
Primis Financial Corp.	ESSA Bancorp, Inc.
MVB Financial Corp.	Capital Bancorp, Inc.
First Community Bankshares, Inc.	Meridian Corporation
Blue Ridge Bankshares, Inc.	Norwood Financial Corp.
Citizens Financial Services, Inc.	Penns Woods Bancorp, Inc.
Citizens & Northern Corporation	MainStreet Bancshares, Inc.
Fidelity D & D Bancorp, Inc.	First United Corporation
C&F Financial Corporation	Franklin Financial Services Corporation
ACNB Corporation	National Bankshares, Inc.
FVCBankcorp, Inc.	Virginia National Bankshares Corporation
John Marshall Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of December 11, 2023. In addition, KBW used 2023 and 2024 earnings per share (“EPS”) estimates taken from publicly available consensus “street estimates” for CVLY, ORRF and the selected companies to the extent publicly available (consensus “street” estimates were not publicly available for eight of the selected companies and “street estimates” for CVLY were publicly available from a single research analyst). KBW also used 2023 and 2024 EPS estimates taken from forecasts and projections of CVLY provided by CVLY management. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Total Capital Ratio was also not then publicly available for two of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in CVLY and ORRF’s historical financial statements, or the data presented under the section “The Merger — Opinion of ORRF’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of CVLY, ORRF, and the selected companies:
			Selected Companies
	CVLY	ORRF	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.08%	1.22%	0.86%	0.87%	0.71%	1.12%
MRQ Core Return on Average Equity(1)	12.6%	14.9%	8.9%	10.6%	7.6%	12.2%
MRQ Core Return on Average Tangible Common Equity(1)	12.8%	16.3%	10.3%	12.7%	7.9%	13.8%
MRQ Net Interest Margin	3.67%	3.75%	3.39%	3.14%	2.92%	3.93%
MRQ Fee Income / Revenue(2)	17.8%	18.6%	17.8%	19.7%	13.2%	22.8%
MRQ Efficiency Ratio	67.3%	62.1%	67.1%	66.1%	69.2%	61.8%
(1)
Based on core net income after taxes and before extraordinary items, which excluded gain on the sale of securities, amortization of intangibles and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gains/losses on sale of securities.
KBW’s analysis also showed the following concerning the financial condition of CVLY, ORRF and, to the extent publicly available, the selected companies:
			Selected Companies
	CVLY	ORRF	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.26%	7.31%	7.73%	7.62%	6.67%	8.65%
Total Capital Ratio	16.01%	13.03%	14.79%	14.80%	13.19%	16.39%
Loans / Deposits	89.4%	89.0%	89.3%	91.9%	82.8%	95.5%
Loan Loss Reserves / Loans	1.26%	1.24%	1.19%	1.10%	1.00%	1.24%
Nonperforming Assets / Loans + OREO	0.47%	0.98%	0.58%	0.50%	0.72%	0.11%
MRQ Net Charge-offs / Average Loans	(0.15%)	0.04%	0.19%	0.03%	0.22%	0.01%
In addition, KBW’s analysis showed the following concerning the market performance of CVLY, ORRF and, to the extent publicly available, the selected companies:
			Selected Companies
	CVLY	ORRF	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	(12.4%)	(4.9%)	(11.9%)	(13.8%)	(21.5%)	2.1%
One-Year Stock Total Return	(9.6%)	(1.3%)	(8.7%)	(9.8%)	(18.6%)	5.3%
Year-to-Date Stock Price Change	(13.9%)	5.1%	(12.0%)	(10.3%)	(19.5%)	0.1%
Price / Tangible Book Value per Share	1.09x	1.17x	1.31x	1.25x	0.98x	1.67x
Price / 2023 EPS Estimate	8.0x / 8.0x(1)	7.1x	11.1x	12.0x	9.1x	13.0x

			Selected Companies
	CVLY	ORRF	Average	Median	25th Percentile	75th Percentile
Price / 2024 EPS Estimate	11.7x / 9.8x(1)	8.1x	10.8x	10.0x	9.3x	12.7x
Dividend Yield	3.3%	3.3%	3.1%	3.3%	2.6%	3.8%
LTM Dividend Payout Ratio	23.8%	22.3%	31.2%	32.5%	25.1%	40.7%
(1)
First EPS multiples based on EPS estimates of CVLY taken from one publicly available research analyst’s estimates. Second EPS multiples based on EPS estimates of CVLY taken from financial and operating forecasts and projections of CVLY provided by CVLY management.

No company used as a comparison in the above selected companies analysis is identical to CVLY and ORRF. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis. KBW reviewed publicly available information related to six selected U.S. whole bank and thrift transactions announced since January 1, 2021 with announced deal values between $100 million and $1.5 billion and pro forma ownership of the acquired company’s shareholders in the combined company of 40% or greater. Terminated transactions were excluded from the selected transactions.
The selected transactions were as follows:
Acquiror	Acquired Company
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.
LINKBANCORP, Inc.	Partners Bancorp
Shore Bancshares, Inc.	The Community Financial Corporation
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
CBTX, Inc.	Allegiance Bancshares, Inc.
Shore Bancshares, Inc.	Severn Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective transaction:
•	Price per common share to tangible book value per share of the acquired company;
•
Price per common share to tangible book value per share of the acquired company adjusted for absolute performance of the KBW Regional Banking Index since the announcement of the respective transaction;

•
Tangible Book Value Per Share-based Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;
•	Price per common share to LTM EPS of the acquired company;
•	LTM EPS-based Pay to Trade ratio (calculated as the price to LTM EPS multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to LTM EPS multiple); and
•
Price per common share to estimated one-year forward EPS of the acquired company in the four selected transactions in which consensus “street estimates” of the acquired company were available at the announcement of the respective transaction.

KBW also reviewed the price per common share paid for the acquired company for the selected transactions as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $21.31 per outstanding share of CVLY common stock and using historical financial information for CVLY as of or for the 12-month period ended September 30, 2023, CVLY’s 2024 EPS estimate taken from financial forecasts and projections of CVLY provided by CVLY management and the closing price of CVLY common stock on December 11, 2023.
The results of the analysis are set forth in the following table:
Selected Transactions
	ORRF / CVLY	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.13x	1.33x	1.42x	1.40x	1.52x
Adjusted Price / Tangible Book Value per Share	1.13x	1.16x	1.22x	1.25x	1.34x
Tangible Book Value per Share-based Pay-to-Trade Ratio	0.97x	1.01x	1.09x	1.07x	1.14x
Core Deposit Premium	1.5%	3.7%	5.1%	4.6%	6.1%
Price / LTM EPS	7.4x	9.8x	12.0x	12.7x	14.2x
LTM EPS-based Pay to Trade Ratio	1.10x	0.72x	0.97x	1.01x	1.12x
Price / One-Year Forward EPS	10.2x	7.8x	9.0x	9.5x	10.7x
One-Day Market Premium	3.9%	4.3%	9.3%	13.3%	16.9%
No company or transaction used as a comparison in the above selected transaction analysis is identical to CVLY or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of ORRF and CVLY to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for ORRF and CVLY as of September 30, 2023, (ii) publicly available consensus “street estimates” for ORRF, (iii) financial forecasts and projections of CVLY provided by CVLY management, and (iv) market price information as of December 11, 2023. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of ORRF and CVLY shareholders in the combined company based on the 0.8750x exchange ratio provided for in the merger agreement:
	ORRF % of Total	CVLY % of Total
Ownership at 0.8750x merger exchange ratio:
Pro Forma Ownership	56%	44%
Balance Sheet:
Total Assets	58%	42%
Gross Loans Held For Investment	57%	43%
Total Deposits	57%	43%
Tangible Common Equity	55%	45%
Income Statement:
2023 Estimated Net Income	60%	40%
2024 Estimated Net Income	60%	40%
2025 Estimated Net Income	58%	42%
Market Capitalization:
Pre-Deal Market Capitalization	57%	43%
Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of ORRF and CVLY. Using (i) closing balance sheet estimates assumed as of June 30, 2024 for ORRF and CVLY extrapolated from publicly available consensus “street estimates”, (ii) EPS estimates for ORRF and CVLY taken from publicly available consensus “street estimates”, and (iii) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by ORRF management, KBW analyzed the potential financial impact of the merger on certain projected financial results of ORRF. This analysis indicated the merger could be accretive to ORRF’s estimated 2024 EPS and estimated 2025 EPS and could be dilutive to ORRF’s estimated tangible book value per share at closing assumed as of June 30, 2024. Furthermore, the analysis indicated that, pro forma for the merger, each of ORRF’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of June 30, 2024 could be lower. For all of the above analysis, the actual results achieved by ORRF following the merger may vary from the projected results, and the variations may be material.
CVLY Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of CVLY to estimate a range for the implied equity value of CVLY. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of CVLY provided by CVLY management, and KBW assumed discount rates ranging from 10.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that CVLY could generate over the period from June 30, 2024 through December 31, 2027 as a standalone company, and (ii) the present value of CVLY’s implied terminal value at the end of such period. KBW assumed that CVLY would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of CVLY, KBW applied a range of 8.0x to 12.0x CVLY’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of CVLY common stock of $18.44 to $28.60.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of CVLY.
ORRF Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of ORRF to estimate a range for the implied equity value of ORRF. In this analysis, KBW used publicly available consensus “street estimates” of ORRF through 2025 and financial forecasts and projections relating to the earnings and assets of ORRF for 2026, 2027 and 2028 provided by ORRF management, and KBW assumed discount rates ranging from 10.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that ORRF could generate over the period from June 30, 2024 through December 31, 2027 as a standalone company, and (ii) the present value of ORRF’s implied terminal value at the end of such period. KBW assumed that ORRF would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of ORRF, KBW applied a range of 8.0x to 12.0x ORRF’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of ORRF common stock of $23.83 to $36.81.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of ORRF or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined entity. In this analysis, KBW used publicly available consensus “street estimates” for ORRF and CVLY through 2025, financial forecasts and projections relating to the earnings and assets of ORRF and CVLY for 2026, 2027 and 2028 provided by ORRF management, and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by ORRF management, and KBW assumed discount rates ranging from 10.0% to 14.0%. An illustrative range for the implied equity value of the pro forma combined entity was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from June 30, 2024 through December 31, 2027, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined entity, KBW applied a range of 8.0x to 12.0x the pro forma combined entity’s estimated 2028 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 0.8750 of a share of ORRF common stock to be received in the proposed merger for each share of CVLY common stock of $28.16 to $43.52.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of ORRF or the pro forma combined entity.
Miscellaneous. KBW acted as financial advisor to CVLY in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to an existing sales and trading relationship between CVLY and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, CVLY and ORRF. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CVLY or ORRF for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, CVLY agreed to pay KBW a cash fee estimated to be approximately $2.75 million, $400,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. CVLY also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to CVLY and received compensation for such services. KBW provided certain financial advisory services to CVLY in connection with general financial strategy and planning. In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to ORRF. KBW may in the future provide investment banking and financial advisory services to CVLY or ORRF and receive compensation for such services.
Certain Unaudited Prospective Financial Information
ORRF and CVLY do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, in connection with the merger, senior management of ORRF and CVLY each prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to ORRF and CVLY each on a stand alone basis without giving effect to the merger (except as expressly set forth below under the section entitled “Certain Unaudited Prospective Financial Information — Certain Estimated Synergies Attributable to the Merger”), which was provided to and used by Raymond James (ORRF’s financial advisor) and KBW (CVLY’s financial advisor) to perform financial analyses in connection with their respective opinions, as described in this joint proxy statement/prospectus under the sections entitled “The Merger — Opinion of ORRF’s Financial Advisor” and “The Merger — Opinion of CVLY’s Financial Advisor” beginning on pages 56 and 63, respectively, and also considered by the boards of directors of ORRF and CVLY in connection with their respective evaluations of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely to provide ORRF shareholders and CVLY shareholders access to certain nonpublic information made available to ORRF and CVLY and their respective boards of directors and financial advisors. Neither ORRF nor CVLY guarantees the prospective financial information as predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by senior management of ORRF and CVLY, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use. The prospective financial information represents ORRF’s senior management’s evaluation of ORRF’s expected future financial performance on a stand-alone basis, without reference to the merger, and CVLY’s senior management’s evaluation of CVLY’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant economic, competitive, regulatory and financial uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which ORRF and CVLY operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 25 of this joint proxy statement/prospectus and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 23 of this joint proxy statement/prospectus and in the reports that ORRF and CVLY file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of ORRF and CVLY and will be beyond the control of the combined company following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of ORRF or CVLY could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that ORRF, CVLY or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any ORRF shareholders or CVLY shareholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use (except certain street equity research consensus estimates) and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations, and assumptions available at the time it was prepared that are subject to change. Except as expressly set forth below under the section entitled “— Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on ORRF or CVLY of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of entering into the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on ORRF or CVLY of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, any similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus to induce any ORRF shareholder to vote in favor of the ORRF share issuance proposal or the ORRF adjournment proposal or to induce any CVLY shareholder to vote in favor of the CVLY merger proposal, the CVLY compensation proposal, or the CVLY adjournment proposal.
In light of the foregoing factors and the uncertainties inherent in the prospective financial information, shareholders of ORRF and CVLY are cautioned not to place undue, if any, reliance on the prospective financial information, The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by ORRF’s management and CVLY’s management as described in this section. None of Crowe LLP (the independent registered public accounting firm of ORRF and CVLY), nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, neither Crowe LLP nor any other independent registered public accounting firm expresses an opinion or any other form of assurance with respect thereto or with respect to its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Crowe LLP, incorporated by reference in this joint proxy statement/prospectus, relate to ORRF’s and CVLY’s previously issued financial statements filed with the SEC, respectively. They do not extend to the prospective financial information and should not be read to do so.
Certain Stand-Alone ORRF Prospective Financial Information
The following table presents select unaudited prospective financial information of ORRF for the years ending December 31, 2023 through 2028, based on consensus median estimates for fiscal years 2023, 2024 and 2025 and projections for the years 2026 through 2028 prepared and provided by the management of ORRF, that were used by Raymond James and KBW and approved for use by the management of ORRF and CVLY, respectively.
	2023	2024	2025	2026	2027	2028
Total Assets ($ Billions)	$3.1	$3.2	$3.3	—	—	—
Total Asset Growth	—	—	—	5%	5%	5%
Net Income ($ Millions)	$36.5	$30.4	$31.7	$34.5	$37.0	$39.7
The following table presents select unaudited prospective financial information of ORRF for the years ending December 31, 2023 through 2028, based on consensus median estimates for fiscal years 2023, 2024 and 2025 and projections for the years 2026 through 2028 prepared and provided by the management of ORRF, that were used by Raymond James and approved for use by the management of ORRF.
	2023	2024	2025	2026	2027	2028
Earnings per Share	$3.50	$2.93	$3.05	$3.31	$3.55	$3.81
Dividends per Share	$0.80	$0.80	$0.80	$0.80	$0.80	$0.80
Certain Stand-Alone CVLY Prospective Financial Information
The following table presents select unaudited prospective financial data of CVLY for the years ending December 31, 2023 through 2025 as well as long-term growth rates, that were prepared and provided by the management of CVLY to KBW and approved by such management for KBW’s use and reliance.
	2023	2024	2025	2026 & Thereafter
Total Assets ($ Billions)	$2.2	$2.3	—	—
Total Asset Growth	—	—	8%	8%
Net Income ($ Millions)	$24.6	$20.1	—	—
Net Income Growth	—	—	12%	8%
The following table presents select unaudited prospective financial data of CVLY for the years ending December 31, 2023 through 2028, based on consensus median estimates for fiscal years 2023, 2024 and 2025 and long-term growth rates of 5.0% for loans, 5.0% for deposits and 7.0% for pre-tax, pre-provision income for the years 2026 through 2028, prepared and provided by the management of ORRF that were used by Raymond James and approved for use by the management of ORRF.
	2023	2024	2025	2026	2027	2028
Total Assets ($ Billions)	$2.2	$2.3	$2.4	$2.5	$2.6	$2.7
Net Income ($ Millions)	$ 24.6	$16.9	$19.2	$21.9	$23.1	$24.8
Earnings per Share	$2.56	$1.75	$2.00	$2.27	$2.40	$2.58
Dividends per Share	$0.66	$0.68	$0.68	$0.68	$0.68	$0.68

Certain Estimated Synergies Attributable to the Merger
The management of ORRF and CVLY developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated strategic, financial and operational benefits to, and synergies to be realized by, ORRF following the completion of the merger in 2024. Such prospective financial information also was (i) provided by ORRF to Raymond James and approved by ORRF for Raymond James’s use and reliance and (ii) provided by CVLY to KBW and approved by CVLY for KBW’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under the sections entitled “The Merger — Opinion of ORRF’s Financial Advisor” and “The Merger — Opinion of CVLY’s Financial Advisor” beginning on pages 56 and 63, respectively.
Such prospective financial information included, among other things, (i) estimated cost savings of approximately 18% of the combined company’s non-interest expense base, 75% of which were phased in during 2024 and 100% in 2025 and thereafter; (ii) pre-tax merger related charges of approximately $27.5 million; and (iii) certain estimated purchase accounting adjustments. Such prospective financial information assumed a hypothetical June 30, 2024 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
General
The prospective stand alone financial information was prepared separately using, in some cases, different assumptions, and is not intended to be combined. Adding the prospective stand alone financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither ORRF nor CVLY nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of ORRF or CVLY compared to the information contained in the prospective financial information. None of ORRF, CVLY or, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. None of ORRF, CVLY or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of ORRF or CVLY or other person regarding ORRF’s or CVLY’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by ORRF, CVLY, their respective boards of directors, Raymond James and KBW in connection with the merger.
In light of the foregoing, and taking into account that the ORRF special meeting and the CVLY special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, ORRF shareholders and CVLY shareholders are strongly cautioned not to place unwarranted reliance on such information, and ORRF and CVLY urge all ORRF shareholders and CVLY shareholders to review ORRF’s and CVLY’s respective most recent SEC filings for descriptions of ORRF’s and CVLY’s respective reported financial results. See the section entitled “Where You Can Find More Information” beginning on page 130 of this joint proxy statement/prospectus.
Interests of Certain ORRF Directors and Executive Officers
In considering the recommendation of the ORRF board to vote for the ORRF share issuance proposal, ORRF shareholders should be aware that the directors and executive officers of ORRF may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of ORRF shareholders generally and that may create potential conflicts of interest. The ORRF board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to ORRF shareholders that they vote for the ORRF share issuance proposal. For more information, see the section entitled “— Background of the Merger” beginning on page 44 and “— ORRF’s Reasons for the Merger; Recommendation of the ORRF Board” beginning on page 50. Such interests are described in more detail below.
Stock Ownership
The directors and executive officers of ORRF, as a group, beneficially owned and had the power to vote as of [•], 2024, a total of [•] shares of ORRF common stock, representing approximately [•]% of the outstanding shares of ORRF common stock as of that date. All of the shares of ORRF common stock beneficially owned by the directors and executive officers of ORRF are expected to be voted in favor of the ORRF share issuance proposal at the ORRF special meeting pursuant to the ORRF voting agreements entered into by CVLY and each of the executive officers and certain directors of ORRF. See “The Merger Agreement ― ORRF Voting Agreements” beginning on page 33.
Treatment of ORRF Equity Awards
Pursuant to the terms of the ORRF SIP, the merger will constitute a change in control for purposes of the ORRF SIP and all outstanding unvested time-based equity awards held by non-employee members of the ORRF board and all ORRF executive officers will accelerate and vest at the effective time in accordance with their terms.

The following tables set forth the number of unvested restricted stock awards, as of [•], 2024, held by the non-employee directors and executive officers of ORRF that will become vested as a result of the merger. The estimated value of such awards is based on (i) the share price of ORRF as of [•], 2024, multiplied by (ii) the total number of shares subject to each award.
Name	Unvested Restricted Stock (#)	Estimated Restricted Stock Dollar Value ($)
Adam D. Bonanno	9,409	$[•]
David M. Chajkowski	3,373	$[•]
Robert G. Coradi	7,063	$[•]
Matthew Dyckman	10,024	$[•]
Philip E. Fague	5,328	$[•]
Jeffrey S. Gayman	5,531	$[•]
Christopher D. Holt	7,841	$[•]
David T. Hornberger	6,515	$[•]
Cindy J. Joiner	3,141	$[•]
Neelesh Kalani	11,749	$[•]
Mark K. Keller	3,141	$[•]
Zachary M. Khuri	6,080	$[•]
Thomas D. Longenecker	3,141	$[•]
Adam L. Metz	6,657	$[•]
Meera R. Modi	3,141	$[•]
Andrea L. Pugh	3,141	$[•]
Thomas R. Quinn, Jr.	20,373	$[•]
Michael J. Rice	3,141	$[•]
Eric A. Segal	3,141	$[•]
Glenn W. Snoke	3,141	$[•]
Floyd E. Stoner	3,141	$[•]
Joel R. Zullinger	4,669	$[•]
ORRF Supplemental Employee Retirement Plans
ORRF maintains salary continuation plans for certain of its executive officers, including Messrs. Quinn and Coradi, in order to provide them with supplemental retirement income (the “ORRF Salary Continuation Agreements”). The purpose of the plans is to provide an incentive to such persons to continue in the employ of ORRF.
The ORRF Salary Continuation Agreements provide such executive officers with certain specified benefits upon a separation from service as a result of normal retirement, early termination, death or a change in control or in the case of a disability prior to normal retirement age. As of the date of this joint proxy statement/prospectus, Mr. Quinn has reached normal retirement age and will receive an annual benefit of $400,000 upon his separation from service for any reason. Such annual benefit is payable to Mr. Quinn for 15 years, in equal monthly installments commencing 60 days following his separation from service, subject to any delays required by Section 409A of the Code.
As of the date of this joint proxy statement/prospectus, Mr. Coradi has not reached normal retirement age and would receive an annual benefit of $67,770 (plus a prorated amount for the number of months employed in the year the termination occurred) in the event of his early termination by ORRF other than for cause, or by Mr. Coradi for any reason other than his death or disability. In the event of Mr. Coradi’s disability prior to normal retirement age, Mr. Coradi would receive an annual benefit equal to $59,720 (plus a prorated amount for the number of months employed in the plan year his disability occurred). In the event of Mr. Coradi’s death or a termination within 24 months after a change in control and prior to reaching normal retirement age by ORRF other than for cause or by Mr. Coradi for any reason, Mr. Coradi would receive an annual benefit of $100,000. In addition, in the event of Mr. Coradi’s separation from service after reaching normal retirement age, Mr. Coradi will receive an annual benefit of $100,000. Such benefit is payable to Mr. Coradi in equal monthly installments for 15 years beginning (i) the month following his separation from service if such separation occurs upon or after

Mr. Coradi has reached normal retirement age or due to his death, (ii) the month following his disability if such disability occurs prior to normal retirement age, or (iii) the month following Mr. Coradi reaching normal retirement age in the case of early termination (other than due to his death or disability), including an early termination following a change in control, in each case, subject to any delays required by Section 409A of the Code.
The merger will constitute a change in control for purposes of the ORRF Salary Continuation Agreements, such that Mr. Coradi would receive an increased annual benefit in the event of his termination for any reason other than by ORRF for cause within 24 months after the merger.
Other Actions
In connection with the merger agreement, ORRF and CVLY intend to establish retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. Certain ORRF executive officers may receive a cash retention award or equity retention award contingent upon his or her continued service to the combined company for a certain period following the closing of the merger.
Interests of Certain CVLY Directors and Executive Officers
In considering the recommendation of the CVLY board regarding the merger, CVLY shareholders should know that certain directors and executive officers of CVLY and PeoplesBank have interests in the merger in addition to their interests as shareholders of CVLY. All those additional interests are described below, to the extent they are material and are known to CVLY. The CVLY board and the ORRF board were aware of these interests and considered them, among other matters, in approving the merger agreement. For purposes of this disclosure, the executive officers of CVLY and PeoplesBank are: Craig L. Kauffman, President & Chief Executive Officer of CVLY and PeoplesBank, Diane E. Baker, Executive Vice President (EVP) & Chief Risk Officer of CVLY and PeoplesBank, Larry D. Pickett, EVP & Chief Financial Officer of CVLY and PeoplesBank, Daniel R. Stolzer, EVP & General Counsel of CVLY and PeoplesBank, Amy L. Doll, Senior Vice President (SVP) & Chief Commercial Banking and Lending Officer of PeoplesBank, Chad M. Clabaugh, SVP & Chief Consumer Banking Officer of PeoplesBank, Scott R. Campagna, SVP & Chief Information Officer of PeoplesBank, Matthew A. Clemens, EVP, Chief Administrative Officer of PeoplesBank, Stephen M. Altland, SVP, Wealth Management and Dennis Ginder, SVP and Chief Credit Officer.
Stock Ownership
The directors and executive officers of CVLY and PeoplesBank, as a group, beneficially owned and had the power to vote as of March 30, 2024, a total of 299,819 shares of CVLY common stock, representing approximately 3.10% of the outstanding shares of CVLY common stock as of that date. All of the shares of CVLY stock beneficially owned by the directors and executive officers of CVLY are expected to be voted in favor of the CVLY merger proposal at the CVLY special meeting pursuant to the CVLY voting agreements entered into by ORRF and each of the executive officers and directors of CVLY and PeoplesBank. See “The Voting Agreements” beginning on page 105.
Treatment of CVLY Equity Awards
Each CVLY option, whether vested or unvested, to purchase CVLY common stock (the “CVLY Options”) under CVLY’s 2007 Long-Term Incentive Plan, as amended, and the 2017 Long-Term Incentive Plan, as amended (collectively, the “CVLY Equity Plans”), that is outstanding immediately prior to the effective time will be assumed and converted into an option to purchase ORRF common stock with the same terms and conditions as were applicable under the CVLY Options (the “Assumed Options”). The number of shares of ORRF common stock subject to the Assumed Options will be equal to the product of (i) the number of CVLY common stock subject to such CVLY Option immediately prior to the effective time and (ii) the exchange ratio.
Each time-based restricted stock award (“CVLY RSAs”) and time based restricted stock units (“CVLY RSUs”), in either case, issued under the CVLY Equity Plans, shall vest in full immediately prior to the effective time, so as to no longer be subject to any vesting or forfeiture requirements or restrictions. All such shares of CVLY common stock received through the vesting of the CVLY RSAs and CVLY RSUs will be considered outstanding shares for purposes of the merger, and each holder thereof will receive the merger consideration for each share of CVLY common stock held.

Immediately prior to the effective time, each performance-based restricted stock award and performance-based restricted unit award (collectively, the “CVLY PRSUs”) granted under the CVLY Equity Plans shall vest at the greater of (i) an assumed achievement of all relevant performance goals at the “target” level, or (ii) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the closing date of the merger and the award will become vested pro rata based on the portion of the applicable performance period completed through the closing date of the merger.
All stock options held by the directors and officers of CVLY and PeoplesBank are fully vested as of April [•], 2024, and no vesting acceleration will occur as a result of the merger with respect to any stock options held by the officers and directors of CVLY and PeoplesBank. For an estimate of the amounts that would be realized by each of CVLY’s named executive officers upon closing of the merger in respect of their unvested CVLY equity awards that are outstanding on April [•], 2024, see the section entitled “—Quantification of Potential Payments and Benefits to CVLY’s Named Executive Officers” beginning on page 83. None of the non-employee members of the CVLY board currently hold any unvested equity awards. The estimated aggregate amount that would be realized by the seven CVLY executive officers who are not named executive officers, in respect of their unvested CVLY equity awards that are outstanding on April [•], 2024, is $[•]. The amounts in this paragraph were determined using equity awards outstanding as of April [•], 2024 and a price per share of CVLY common stock of $24.93 (the average closing market price over the first five business days following the first public announcement of the merger on December 12, 2023) and, for purposes of the CVLY performance awards, assuming achievement of the target level of performance pro rata based on the portion of the applicable performance period completed through the closing date of the merger. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the merger following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by CVLY’s directors and executive officers who are not named executive officers may materially differ from the amounts set forth herein.
CVLY Employment and Change in Control Agreements
CVLY and PeoplesBank maintain employment agreements with Mr. Kauffman and Mr. Stolzer, and change in control agreements with Mr. Kauffman, Ms. Baker, Mr. Pickett, Mr. Clabaugh, Mr. Campagna, Mr. Clemens, Mr. Altland and Mr. Ginder. Mr. Kauffman, Ms. Doll, Mr. Clabaugh, Mr. Altland and Mr. Campagna have entered into employment agreements with ORRF, and all of these individuals (other than Mr. Clabaugh) have also entered into change in control agreements with ORRF, which, at the effective time of the merger, will supersede their current agreements with CVLY and PeoplesBank. With respect to the CVLY and PeoplesBank change in control agreements with Ms. Baker, Mr. Pickett, Mr. Clabaugh, and Mr. Clemens, the parties have agreed that completion of the merger will constitute a change in control under each of their respective change in control agreements.
The CVLY and PeoplesBank change in control agreements with Ms. Baker, Mr. Pickett, Mr. Clabaugh, Mr. Campagna, Mr. Clemens, Mr. Altland and Mr. Ginder provide that if the executive officer’s employment with CVLY or PeoplesBank is terminated without Good Cause or the executive officer resigns for specific reasons as set forth in the applicable agreement (each, a “qualifying termination”) within 2 years after a change in control, the executive officer will be entitled to a severance payment. The severance payment triggered by the change in control agreement consists of a lump sum payment equal to one times the sum of the highest annual base salary plus the highest annual cash bonus paid to the executive officer in any of the three preceding years, plus continued participation in CVLY’s employee benefit plans for one year. In the event the executive officer is barred from continued participation in CVLY’s medical, life, or disability benefits plans, CVLY will pay the cost of continued coverage for a period of one year.
New Agreements Entered Into at Closing
As noted above, each of Mr. Kauffman, Ms. Doll, Mr. Clabaugh, Mr. Campagna and Mr. Altland (the “Continuing Officers”) have entered into new employment agreements, and all of these individuals (other than Mr. Clabaugh) have entered into new change in control agreements with ORRF in connection with the merger (the “New Agreements”). Except with respect to Mr. Clabaugh’s existing change in control agreement, the New Agreements entered into with each of the Continuing Officers will supersede the change in control agreements (and in the cases of Mr. Kauffman, the employment agreements) between CVLY and each of the Continuing Officers, the terms of which are discussed below.

Mr. Kauffman’s Employment Agreement
Mr. Kauffman has entered into a new employment agreement and change in control agreement with ORRF and Orrstown Bank (collectively, referred to as “ORRF” for purposes of this discussion). Mr. Kauffman’s new employment agreement provides that he will serve as Chief Operating Officer of ORRF and Orrstown Bank for a five-year term (unless terminated sooner), and will be paid a base salary of $600,000. Mr. Kauffman will also receive a grant of 10,000 shares of restricted stock in ORRF Common Stock, subject to the terms of a separate award agreement to be executed. ORRF will provide Mr. Kauffman with an automobile and will reimburse Mr. Kauffman for all expenses of operation, and will further provide Mr. Kauffman with a family membership in a country club. Additionally, ORRF will provide Mr. Kauffman with a deferred compensation plan which, upon Mr. Kauffman’s retirement at age 65, will pay to Mr. Kauffman the difference between $400,000 and the amount distributed pursuant to that certain Bank Contribution Deferred Compensation Agreement (discussed below) between CVLY and Mr. Kauffman, in each applicable calendar year for a period of fifteen years.
Mr. Kauffman’s employment agreement provides that his employment with ORRF will terminate automatically upon Mr. Kauffman reaching age 65, unless Mr. Kauffman’s employment is extended for one-year terms. In the event Mr. Kauffman automatically or voluntarily terminates service with ORRF upon reaching age 65, ORRF will pay to Mr. Kauffman a severance payment equal to continued base salary payments for six months, plus a lump sum equal to 150% of ORRF’s actual premium cost of providing group term life insurance coverage to Mr. Kauffman for the three year period following Mr. Kauffman’s termination date. In the event Mr. Kauffman is terminated as a result of death, ORRF will pay to Mr. Kauffman’s estate a lump sum cash payment equal to six months of Mr. Kauffman’s base salary, plus the cost of continued health insurance coverage for the applicable COBRA continuation period for Mr. Kauffman’s surviving spouse and his dependents. In the event Mr. Kauffman is terminated as a result of his disability, ORRF will pay to Mr. Kauffman (i) a lump sum cash payment equal to six months of Mr. Kauffman’s base salary, plus the cost of continued health insurance coverage for the applicable COBRA continuation period for Mr. Kauffman and his spouse and his dependents, plus 150% of ORRF’s actual premium cost of providing group term life insurance coverage to Mr. Kauffman for the three year period following Mr. Kauffman’s termination date, and (ii) thereafter for as long as Mr. Kauffman continues to be disabled, an amount equal to 60% of his base salary in effect immediately prior to the date of disability until the earlier of Mr. Kauffman’s death or December 31 of the calendar year in which Mr. Kauffman attains age 65 (reduced by any disability payments from employer provided benefit plans, federal social security or state disability benefit programs).
In the event Mr. Kauffman’s employment is terminated without Cause (as defined in the employment agreement) or Mr. Kauffman resigns for Good Reason (as defined in the employment agreement), ORRF will pay to Mr. Kauffman the sum of his monthly base salary plus an amount equal to the average annual cash bonus awarded to Mr. Kauffman over the preceding three calendar years, for the longer of (i) six months, or (ii) the remaining duration of Mr. Kauffman’s employment term. Additionally, Mr. Kauffman will be eligible to continue participating in ORRF’s employee benefit plans then in effect for a period of six months, and if such continued participation is not permitted by law, then ORRF shall pay Mr. Kauffman the monthly amount equal to ORRF’s premium payments for continued coverage for a period of six months. Mr. Kauffman will also receive a cash payment equal to 150% of ORRF’s actual premium costs for providing group term life insurance to Mr. Kauffman for a period of three years following termination. Finally, all of Mr. Kauffman’s unvested and outstanding equity or equity-based awards shall fully vest and become exercisable.
Other Continuing Officers Employment Agreements
Other than Mr. Kauffman, whose employment agreement is described above under the heading “—Mr. Kauffman’s Employment Agreement”, the remaining Continuing Officers also have entered into new employment agreements with ORRF and Orrstown Bank. The position, base salary and term of employment for each Continuing Officer (other than Mr. Kauffman) is set forth below:
Amy L. Doll, EVP, Chief Operations Officer – $305,000, three years
Chad M. Clabaugh, EVP, Consumer Banking – $281,000, through December, 2025
Scott R. Campagna, SVP, Chief Information Officer - $265,000, two years
Stephen M. Altland, Senior VP, Wealth and Insurance – $240,000, two years

Each of the employment agreements for the remaining Continuing Officers provides that in the event of the Continuing Officers voluntary termination after reaching age 65 in accordance with any retirement policy established by the ORRF board of directors, ORRF will pay to the Continuing Officer a severance payment equal to continued base salary payments for six months, plus a lump sum equal to 150% of ORRF’s actual premium cost of providing group term life insurance coverage to the applicable Continuing Officer for the three year period following termination. In the event a Continuing Officer is terminated as a result of death, ORRF will pay to the Continuing Officer’s estate a lump sum cash payment equal to six months of the Continuing Officer’s base salary, plus the cost of continued health insurance coverage for the applicable COBRA continuation period for the Continuing Officer’s surviving spouse and his or her dependents. In the event the Continuing Officer is terminated as a result of his or her disability, ORRF will pay to the Continuing Officer (i) a lump sum cash payment equal to six months of the Continuing Officer’s base salary, plus the cost of continued health insurance coverage for the applicable COBRA continuation period for the Continuing Officer and his or her spouse and dependents, plus 150% of ORRF’s actual premium cost of providing group term life insurance coverage to the Continuing Officer for the three year period following the Continuing Officer’s termination date, and (ii) thereafter for as long as the Continuing Officer continues to be disabled, an amount equal to 60% of his or her base salary in effect immediately prior to the date of disability until the earlier of the Continuing Officer’s death or December 31 of the calendar year in which the Continuing Officer attains age 65 (reduced by any disability payments from employer provided benefit plans, federal social security or state disability benefit programs).
In the event a Continuing Officer’s employment is terminated without Cause (as defined in the employment agreement) or the Continuing Officer resigns for Good Reason (as defined in the employment agreement), ORRF will pay to the Continuing Officer the sum of his or her monthly base salary plus an amount equal to the average annual cash bonus awarded to the Continuing Officer over the preceding three calendar years, for the longer of (i) six months, or (ii) the remaining duration of the applicable Continuing Officer’s employment term. Additionally, the Continuing Officer will be eligible to continue participating in ORRF’s employee benefit plans then in effect for a period of six months, and if such continued participation is not permitted by law, then ORRF shall pay the Continuing Officer the monthly amount equal to the COBRA premium payments being paid by ORRF’s former employees for continued coverage for a period of six months. The Continuing Officer will also receive a lump sum payment equal to 150% of ORRF’s actual premium costs for providing group term life insurance to the applicable Continuing Officer for a period of three years following termination.
Other Change in Control Agreements
Each of the Continuing Officers (other than Mr. Clabaugh) have also entered into a change in control agreement with ORRF which provides certain benefits in the event of the Continuing Officer’s termination of employment without Cause or resignation for Good Reason in connection with or within a two-year period following a change in control of ORRF (a “Qualifying Termination”).
In the case of Mr. Kauffman and Ms. Doll, in event of a Qualifying Termination, ORRF (or a successor) must pay to the applicable executive (i) 2.99 times the sum of executive’s base salary and the highest annual cash bonus awarded to the executive over the prior three years, (ii) an amount equal to the unvested portion of the executive’s qualified retirement or deferred compensation plan, grossed up for federal, state, and income taxes, (iii) 150% of ORRF’s premium cost for providing group term life insurance coverage to the executive for the three year period following termination, and (iv) an aggregate amount equal to the sum of (a) two years of employer contributions under each tax qualified or nonqualified defined contribution type of retirement plan which executive participated in immediately prior to termination, and (b) the actuarial present value of two additional years of benefit accruals under each tax qualified or nonqualified defined benefit type plan executive participated in immediately prior to termination. Additionally, ORRF will provide such executive with medical, dental, vision, and disability coverage substantially comparable to the coverage the executive was receiving prior to termination and subject to the executive’s continued payment of the same percentage as the executive was paying prior to termination for a period of two years (or, if any portion of such continued coverage is not permitted by law, then ORRF will pay the employer cost of premiums for such portion of continued coverage, grossed up for federal, state, income and payroll taxes). Finally, all vesting and exercise rights of all stock options, shares of restricted stock, and other equity-based compensation units held by the executive shall vest and become exercisable unless treated otherwise by the terms of the applicable award agreement or compensation plan.

The severance benefits provided to Mr. Campagna and Mr. Altland under their change in control agreements are the same as set forth in the preceding paragraph, except that the multiple in clause (i) is 2.00 instead of 2.99.
2007 and 2017 Equity Compensation Plans
As noted above, CVLY maintains the CVLY Equity Plans, which are both stock-based incentive plans to attract and retain key personnel and align the interests of CVLY’s shareholders with those of award recipients. The 2007 Long Term Incentive Plan provides for the award of restricted stock, stock appreciation rights, stock awards and stock options to eligible employees, and the 2017 Long Term Incentive Plan provides for the award of restricted stock, restricted stock units, stock appreciation rights, stock awards, and stock options to eligible employees. In the event of a change in control, if a participant terminates their employment or service, other than for cause or good reason, during the 24-month period following a change in control, all Assumed Options held by such participant will become fully vested and exercisable by the holder immediately upon such termination, however none of the CVLY Continuing Officers or directors hold any unvested options which will accelerate vesting in connection with the merger. As of the effective time of the merger, both of the CVLY Equity Plans will be terminated by CVLY.
Supplemental Executive Retirement Plans
CVLY maintains a Bank Contribution Deferred Compensation Agreement with Mr. Kauffman (the “Contribution Agreement”), a Salary Continuation Agreement with Mr. Clemens (the “Salary Continuation Agreement”), a Supplemental Executive Retirement Plan with Ms. Baker, and an elective deferred compensation plan available to other executive officers (the “Deferred Compensation Plan”).
Pursuant to the terms of the Contribution Agreement with Mr. Kauffman, PeoplesBank contributes a monthly amount to a deferral account for the benefit of Mr. Kauffman, with such deferrals equal to 18% of Mr. Kauffman’s base salary on an annual basis. The balance of the deferral account established through the Contribution Agreement will be paid out to Mr. Kauffman upon the closing of the merger, with Mr. Kauffman eligible to elect payment in a single lump sum or in equal monthly installments, beginning in the month following the effective time. The total amount which will be paid to Mr. Kauffman under the Contribution Agreement will equal approximately $455,659 assuming the effective time will occur on July 1, 2024.
The Salary Continuation Agreement with Mr. Clemens provides for the payment of a reduced salary for 180 months to Mr. Clemens upon a termination of employment after reaching age 62, his disability or death, or an early termination of employment before reaching normal retirement age (age 62) by CVLY other than for cause or by Mr. Clemens for any reason other than death or disability. As of [•], 2024, Mr. Clemens has not reached age 62 and would receive an annual benefit of $49,424 (plus a prorated amount for the number of months employed in the year the termination occurred) in the event of his early termination by CVLY other than for cause, or by Mr. Clemens for any reason other than his death or disability. As of [•], 2024, in the event of Mr. Clemens’ disability prior to normal retirement age, Mr. Clemens would receive an annual benefit equal to $48,509 (plus a prorated amount for the number of months employed in the plan year his disability occurred). In the event of a change of control or a termination of Mr. Clemens’ employment on or after reaching normal retirement age, the annual benefit is equal to $50,000. Such benefit is payable to Mr. Clemens in equal monthly installments for 180 months beginning (i) the month following his termination of employment if such separation occurs upon or after normal retirement age or due to his death, (ii) the month following his disability if such disability occurs prior to normal retirement age, or (iii) the month following normal retirement age in the case of early termination (other than due to his death or disability), in the case of a change in control, in each case, subject to any delays required by Section 409A of the Code. The merger will constitute a change of control for purposes of Mr. Clemens’ Salary Continuation Agreement, such that Mr. Clemens will receive accelerated vesting of such salary continuation benefits in connection with the merger.
The Supplemental Executive Retirement Plan with Ms. Baker provides for the payment of a reduced salary to Ms. Baker for 15 years upon reaching normal retirement age (age 63) unless Ms. Baker has terminated employment prior to such date, her disability prior to a termination of employment, or in the event of an early termination of employment before reaching normal retirement age by either CVLY other than for cause or Ms. Baker for any reason other than her disability or death. In addition, the Supplemental Executive Retirement Plan provides for a lump sum payment in the event of Ms. Baker’s death. As of [•], 2024, Ms. Baker has not reached age 63 and would receive an annual benefit of $20,206 (plus a prorated amount for the number of months employed in the year the termination or disability occurred) in the event of her disability or early termination by CVLY other than for cause or by Ms. Baker for any reason other than her death. In the event that Ms. Baker reaches normal retirement age without a termination of employment prior to such date, or in the event of a change in control, the annual benefit is equal to $75,000. The death benefits are payable in lump sum the month following her death, and the salary continuation benefits are payable to Ms. Baker in equal monthly installments for 15 years beginning (i) the month following Ms. Baker reaching normal retirement age if Ms. Baker remains employed through normal retirement age or a change in control occurs prior to her termination, (ii) the month following her disability if such disability occurs prior to normal retirement age, or (iii) the month following her termination of employment in the case of an early termination (other than due to her death or disability), in each case, subject to any delays required by Section 409A of the Code. The merger will constitute a change in control for purposes of Mr. Baker’s Supplemental Executive Retirement Plan, such that Ms. Baker will receive accelerated vesting of such salary continuation benefits in connection with the merger.
The Deferred Compensation Plan permits eligible executive officers to defer payment of a set percentage of their base salary and annual bonus into a deferred account maintained by PeoplesBank. As a result of the change in control, the accrued benefits in the Deferred Compensation Plan will become payable, either as a lump sum or in monthly installments, depending on the participant’s election. As a result of the change in control, approximately $[•] will be paid out to the executive officers in the aggregate.
Indemnification; Directors’ and Officers’ Insurance
The merger agreement generally provides that from and after the effective time, ORRF, as the surviving entity in the merger, will indemnify and hold harmless all of CVLY’s directors, officers and employees against any costs and liabilities arising out of or pertaining to the fact that such person is or was a director, officer or employee of CVLY or its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by CVLY pursuant to the CVLY articles of incorporation and CVLY bylaws. The combined company will also advance expenses incurred by CVLY directors, officers and employees to the same extent such persons are entitled to advancement of expenses as of the date of the merger agreement by CVLY pursuant to the CVLY articles of incorporation and CVLY bylaws. The merger agreement generally requires the combined company to maintain in effect for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance maintained by CVLY with respect to claims arising from facts or events that occurred prior to the effective time or certain substitute policies, or to obtain a six-year tail policy under CVLY’s existing directors’ and officers’ liability insurance policy providing equivalent coverage, so long as the aggregate cost is not more than 300% of the annual premium currently paid by CVLY for such insurance. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 98.
Quantification of Potential Payments to CVLY’s Named Executive Officers
The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of CVLY’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the merger as merger-related compensation (the “Payments”). Additional discussion related to the Payments is set forth below in the section titled “—Golden Parachute Calculations”. Pursuant to Section 280G(b)(2)(A)(i)(1) of the Code, some or all of the Payments to Mr. Kauffman may constitute “parachute payments” within the meaning of Code Section 280G(b)(2) and Treasury Regulation Section 1.280G-1, Q&A 2.
The amounts listed below are estimates based on the following assumptions:
•
the effective time (which the parties have agreed will, subject to certain exceptions, constitute a change in control or term of similar import under each applicable CVLY agreement or arrangement) will occur on July 1, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•	each named executive officer will experience a qualifying termination, as of the effective time;
•	a per share price of CVLY common stock of $24.93, which is the average closing price per share over the first five business days following the announcement of the merger agreement; and

•
for purposes of CVLY unvested performance-based restricted stock and performance-based restricted stock units, achievement is at target level performance and pro rated based on the portion of the applicable performance period completed through July 1, 2024 (which is the assumed closing date of the merger for purposes of this golden parachute compensation disclosure).

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the merger and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the merger and a qualifying termination of employment. A qualifying termination is an involuntary termination for reasons other than “cause,” or a voluntary termination for “good reason,” as both terms are defined in the named executive officers’ respective employment agreements and/or change in control agreements, as applicable.
In connection with the merger, Mr. Kauffman and Ms. Doll have entered into agreements with ORRF whereby their current employment agreements with CVLY will terminate. Ms. Baker will continue employment with ORRF until late December 2024 or early January 2025 in a to-be-determined role.
The Golden Parachute Calculations table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.
Golden Parachute Calculations
Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)	Total ($)
Craig L. Kauffman	1,596,238	309,989	—	68,313	—	$1,974,540
Diane E. Baker	419,012	101,063	364,381	22,771	—	$907,227
Amy L. Doll	419,767	80,523	—	31,054	—	$531,344
(1) Cash. The amounts in this column reflect cash severance payments to which the named executive officers are entitled in connection with the merger upon a qualifying termination of employment following a change in control. The cash severance amounts are owed under each named executive officer’s employment agreement or change in control agreement and are “double-trigger” payments, payable in connection with qualifying terminations of employment under their employment agreement or change in control agreement that occur within 24 months following a change in control. Upon a qualifying termination within 24 months after a change in control, Mr. Kauffman would receive a lump sum payment equal to 2.99 times his base salary and 2.99 times the highest annual incentive compensation payment received by Mr. Kauffman in any of the three preceding years. Upon a qualifying termination within 24 months after a change in control, the Mr. Baker and Ms. Doll would receive a lump sum payment equal to one times their base salary and one times the highest annual incentive compensation payment received by the executive in any of the three preceding years.
(2) Equity. The amounts in this column reflect the value of unvested CVLY restricted stock, unvested CVLY RSUs, and unvested CVLY PRSUs that will vest at the effective time of the merger. Because these unvested equity awards will become fully vested as of the effective time of the merger, they are “single-trigger” payments. For purposes of this table, the value of unvested restricted stock, CVLY RSUs and CVLY PRSUs was determined by multiplying the number of unvested shares by $24.93, which is the average closing market price of CVLY common stock over the five business days following the public announcement of the merger. In addition, for purposes of this table, the value of unvested performance-based restricted stock units and performance-based restricted stock is based on target performance and pro rated based on the portion of the applicable performance period completed through July 1, 2024 (which is the assumed closing date of the merger for purposes of this golden parachute compensation disclosure). The following table sets forth the value of unvested CVLY restricted stock awards, unvested CVLY RSUs and unvested CVLY PRSUs.
	RSUs ($)	PRSUs ($)	Restricted Stock ($)
Craig L. Kauffman	300,285	—	9,704
Diane E. Baker	96,686	—	4,377
Amy L. Doll	80,523	—	—

(3) Pension and nonqualified deferred compensation. The amount in the table reflects the aggregate dollar value of pension and nonqualified deferred compensation benefit enhancements. Under the respective CVLY salary continuation agreements, nonqualified deferred compensation contribution agreements and supplemental executive retirement plans (collectively, the “SERPs”) of the named executive officers, the officers are eligible for a full distribution of their benefits payable under each respective plan or agreement in the event of a change in control, in each case payable in accordance with the terms of the respective plan. However, only Ms. Baker will receive a payout of these benefits, as the other SERP programs applicable to CVLY’s named executive officers will be assumed by ORRF in connection with the merger. With respect to Ms. Baker, the benefit enhancement is “single-trigger,” as it becomes effective upon the effectiveness of a change in control. Set forth below is the value of the accelerated vesting realized by each of the named executive officers’ individual SERP arrangements, as applicable, represented as a present value lump sum payment.
SERP ($)
Craig L. Kauffman	—
Diane E. Baker	364,381
Amy L. Doll	—
(4) Perquisites/Benefits. The amount in the table reflects the estimated present value of CVLY’s cost of COBRA health continuation coverage under the applicable employment or change in control agreements of each named executive officer, reflected as a lump sum. The following table sets forth the projected amount of the lump sum cash payment with respect to continued insurance coverage.
Continued Insurance Coverage ($)
Craig L. Kauffman	$68,313
Diane E. Baker	$22,771
Amy L. Doll	$31,054
Governance of the Combined Company after the Merger
Board of Directors of the Combined Company
Pursuant to the terms of the merger agreement, at the effective time, the ORRF board is required to take all actions necessary to (i) expand the size of the ORRF board to 13 members and (ii) appoint six new directors, each of whom shall be selected from the existing CVLY board by CVLY (subject to the prior consultation with ORRF), and (iii) cause four of ORRF’s existing directors to resign (subject to prior consultation with CVLY).
Each of the CVLY nominees will serve a term that will coincide with the remaining term of that class and until his or her successor is elected and qualified. The CVLY directors shall be appointed to fill the class of directors of the resigning ORRF directors, as applicable. The directors of the combined bank shall be re-classified so that (i) there will be an equal split of the CVLY directors among all classes of directors and (ii) the total number of directors of each class will be split as evenly as possible.
Upon the expiration of the term to which he or she is initially appointed, the board of directors of the surviving corporation shall nominate and recommend such director for election by the shareholders to a successive three-year term on the board of directors of the surviving corporation, provided, however, that, in each case he or she continues to meet the eligibility requirements for a director under the Articles of Incorporation and Bylaws of the surviving corporation.
Pursuant to the terms of the merger agreement, effective as of the effective time, Joel Zullinger will serve as the Chairman and Rodney Messick shall serve as the Vice Chairman of the boards of directors of the combined company and combined bank. Following the closing of the merger, the boards of directors of the combined company and combined bank will consist of the following directors: Sarah M. Brown, Brian D. Brunner, Scott V. Fainor, Cindy J. Joiner, John W. Giambalvo, Craig L. Kauffman, Mark K. Keller, J. Rodney Messick, Thomas R. Quinn, Jr., Michael J. Rice, Eric A. Segal, Glenn W. Snoke and Joel R. Zullinger. The composition of the committees of the board of directors of the combined company will be as further set forth in the bylaws of the combined company, as amended by the bylaws amendment.

The corporate governance provisions of the bylaws of the combined bank will be consistent with the corporate governance provisions of the bylaws of the combined company, as amended by the bylaws amendment. The full text of the bylaws amendment can be found in Exhibit C to the merger agreement.
Management of the Combined Company and Combined Bank
Pursuant to the terms of the merger agreement, effective as of the effective time, members of the executive management of the combined company and the combined bank, all of whom are current executive officers of either ORRF or CVLY, are as follows:
•	Thomas R. Quinn, Jr. shall serve as the President and Chief Executive Officer of ORRF and Orrstown Bank (current President and President and Chief Executive Officer of ORRF);
•	Craig L. Kauffman shall serve as the Executive Vice President, Chief Operating Officer of ORRF and Orrstown Bank (current President and Chief Executive Officer of CVLY);
•	Chad M. Clabaugh shall serve as the Executive Vice President, Director of Consumer Banking of ORRF and Orrstown Bank (current Senior Vice President and Chief Consumer Banking Officer of CVLY);
•	David M. Chajkowski shall serve as the Executive Vice President, Chief Credit Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Credit Officer of ORRF);
•	Robert G. Coradi shall serve as the Executive Vice President, Chief Risk Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Risk Officer of ORRF);
•
Amy L. Doll shall serve as the Executive Vice President and Chief Operations and Technology Officer of ORRF and Orrstown Bank (current Senior Vice President and Chief Commercial Banking & Lending Officer of CVLY);

•	Matthew Dyckman shall serve as the Executive Vice President, General Counsel of ORRF and Orrstown Bank (current Executive Vice President and General Counsel of ORRF);
•	Jeffrey S. Gayman shall serve as Executive Vice President, Director of Retail of ORRF and Orrstown Bank (current Executive Vice President and Chief Mortgage and Retail Officer of ORRF);
•	Neelesh Kalani shall serve as Executive Vice President, Chief Financial Officer of ORRF and Orrstown Bank (current Senior Vice President and Chief Accounting Officer of ORRF);
•	Adam L. Metz shall serve as Executive Vice President, Chief Revenue Officer of ORRF and Orrstown Bank (current Executive Vice President and Chief Revenue Officer of ORRF);
•	Harland E. Carney III shall serve as Executive Vice President, Market President for York and Adams Counties of ORRF and Orrstown Bank (current Senior Vice President and Market President of CVLY);
•
Christopher D. Holt shall serve as Executive Vice President, Market President for Maryland of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Maryland region of ORRF);

•
David T. Hornberger shall serve as Executive Vice President, Market President for Eastern Region of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Eastern Pennsylvania region of ORRF); and

•
Zachary M. Khuri shall serve as Executive Vice President, Market President for Central Pennsylvania Region of ORRF and Orrstown Bank (current Executive Vice President and Market President for the Central Pennsylvania Region of ORRF).

Headquarters and Name of the Combined Company
The merger agreement provides that, effective as of the effective time, the headquarters of ORRF and Orrstown Bank will be located in Harrisburg, Pennsylvania and the operations center of the surviving corporation and the combined bank will be in York, Pennsylvania. The name of the combined company will be “Orrstown Financial Services, Inc.” and the name of the combined bank shall be “Orrstown Bank.”
Accounting Treatment of the Merger
The merger will be accounted for using the acquisition method of accounting with ORRF treated as the acquiror. Under this method of accounting, CVLY’s assets and liabilities will be recorded by ORRF at their respective fair values as of the closing date of the merger and added to those of ORRF. Any excess of purchase price over the net fair values of CVLY’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of CVLY’s net assets over the purchase price will be recognized in earnings by ORRF on the closing date of the merger. Financial statements of ORRF issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of CVLY prior to the merger. The results of operations of CVLY will be included in the results of operations of ORRF beginning on the day after the effective date of the merger.
Regulatory Approvals
Overview
To complete the merger, ORRF and CVLY need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies and other regulatory authorities. Subject to the terms of the merger agreement, ORRF and CVLY have agreed to cooperate with each other and use reasonable best efforts to prepare and file all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all governmental authorities necessary to consummate the merger and the bank merger, and to use their respective best efforts to make any initial application filings with governmental authorities as promptly as reasonably practicable after signing the merger agreement.
Under the terms of the merger agreement, ORRF and CVLY, and their respective subsidiaries, will not be required to agree to any prohibition, limitation, condition or other requirement which ORRF reasonably determines would (i) prohibit or materially limit the ownership or operation by ORRF, CVLY, or their respective subsidiaries, of all or any material portion of the business or assets of ORRF, CVLY, or their respective subsidiaries, (ii) compel ORRF, or any of ORRF’s subsidiaries, to dispose of or hold separate all or any material portion of the business or assets of ORRF, CVLY, or their respective subsidiaries, or (iii) compel ORRF, or any of ORRF’s subsidiaries, to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (i)-(iii) aforementioned would have a material adverse effect on the future operation by the combined company’s and its subsidiaries’ business, taken as a whole (a “burdensome condition”). The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by CVLY shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Status of Applications
ORRF will file all required applications and requests with the Federal Reserve Board and the DOBS that are described in more detail below. ORRF will also file the articles of merger with the Secretary of the Commonwealth of Pennsylvania. See “Merger Agreement — Conditions to Complete the Merger” beginning on page 92.
Board of Governors of the Federal Reserve System
The merger is subject to the prior approval of the Federal Reserve Board pursuant to Section 3 of the BHC Act unless a waiver from the prior approval requirement is available pursuant to Regulation Y under the BHC Act (12 C.F.R. Part 225). In accordance with Regulation Y, ORRF will submit a request to the Federal Reserve Bank of Philadelphia for a waiver from the requirement under Section 3 of the BHC Act for prior approval of the Federal Reserve Board.
The bank merger is also subject to the prior approval of the Federal Reserve Board under Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the Federal Reserve Board generally considers: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the depository institutions party to the bank merger and the future prospects of the resulting institution, (iii) the depository institutions’ effectiveness in combating money-laundering activities, (iv) the convenience and needs of the communities to be served, and (v) the extent to which the bank merger or merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve Board also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings. In their most recent CRA performance evaluations, Orrstown Bank received an overall “Satisfactory” regulatory rating and PeoplesBank received an overall “Satisfactory” regulatory rating.

Pennsylvania Department of Banking and Securities
The merger is subject to the prior approval of the DOBS under Section 115 of the Pennsylvania Banking Code of 1965 relating to business combinations involving a holding company of a Pennsylvania-chartered bank. Additionally, the bank merger is subject to the prior approval of the DOBS under Chapter 16 of the Pennsylvania Banking Code of 1965. Generally, in determining whether to approve a merger and/or a bank merger, the DOBS considers similar factors that are considered by the Federal Reserve Board under the BHC Act and the Bank Merger Act, as applicable, in addition to any state-specific factors contained in the statutory provisions identified above.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve Board, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the bank merger to analyze the transaction’s competitive effects and determine whether the transaction would result in a violation of the antitrust laws. Transactions approved under the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the bank merger, the DOJ could analyze the bank merger’s effect on competition differently than the Federal Reserve Board or the DOBS, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the DOBS regarding the bank merger’s effects on competition. A determination by the DOJ not to object to the bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Other Regulatory Approvals
Neither ORRF nor CVLY is aware of any other regulatory approvals that would be required for completion of the merger except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained.
Listing of ORRF Common Stock / Delisting of CVLY Common Stock
ORRF common stock is listed on Nasdaq under the trading symbol “ORRF.” Under the terms of the merger agreement, ORRF will file a notice of additional listing of shares with Nasdaq with respect to the shares of ORRF common stock to be issued to the holders of CVLY common stock in the merger so that these shares will be listed and traded on Nasdaq following the merger. In addition, following the merger, CVLY common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
Appraisal or Dissenter’s Rights in Connection with the Merger
Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the PBCL, as amended. Under the provisions of the PBCL, CVLY shareholders are not entitled to dissenters’ rights in the merger.

THE MERGER AGREEMENT
The following is a brief summary of the significant provisions of the merger agreement. The summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about ORRF and CVLY contained in this joint proxy statement/prospectus or in the public reports of ORRF or CVLY filed with the SEC may supplement, update or modify the factual disclosures about ORRF and CVLY contained in the merger agreement. The merger agreement contains representations and warranties by ORRF, on the one hand, and by CVLY, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by ORRF and CVLY were qualified and subject to important limitations agreed to by ORRF and CVLY in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that ORRF and CVLY each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about ORRF and CVLY at the time they were made or otherwise.
Structure of the Merger
The merger agreement provides that, pursuant to the terms and conditions set forth in the merger agreement, CVLY will be acquired by ORRF in a transaction in which CVLY will merge with and into ORRF, with ORRF as the surviving corporation. Promptly following the consummation of the merger, PeoplesBank will be merged with and into Orrstown Bank, with Orrstown Bank as the surviving bank.
Closing of the Merger and Effective Time
Subject to the terms and conditions of the merger agreement, in accordance with the PBCL and in reliance upon the representations, warranties and covenants set forth herein, at the effective time, CVLY shall merge with and into ORRF, the separate corporate existence of CVLY shall cease, and ORRF shall survive. On the closing date, ORRF and CVLY shall execute and file with the Secretary of the Commonwealth of Pennsylvania a statement of merger in a form reasonably satisfactory to ORRF and CVLY, in accordance with the PBCL.
Governance of ORRF following the Merger
Pursuant to the terms of the merger agreement, prior to the effective time, the ORRF board will:
•	expand the size of the ORRF board to 13 members;
•	appoint six new directors, each of whom shall be selected from the existing CVLY board by CVLY (subject to the prior consultation with ORRF); and
•	cause four of ORRF’s existing directors to resign (subject to prior consultation with CVLY).
Each director of CVLY appointed to the ORRF board shall serve as a director for the remainder of the term of the class to which such director is appointed, the CVLY directors shall be appointed to fill the class of directors of the resigning ORRF directors, as applicable, and the directors of ORRF will be re-classified so that (i) there will be an equal split of the CVLY directors amongst all classes of directors and (ii) the total number of directors of each class will be split as evenly split as possible. Upon the expiration of the term to which he or she is initially appointed, the ORRF board will nominate and recommend such director for election by ORRF’s shareholders to a successive three-year term on the ORRF board, to the extent that such nominee continues to meet the eligibility requirements for a director under ORRF’s articles of incorporation and bylaws.
Also effective as of the effective time:
•	Joel R. Zullinger shall serve as the Chairman of the board of directors of each of the surviving corporation and the combined bank;
•	Rodney Messick shall serve as the Vice Chairman of the board of directors of each of the surviving corporation and the combined bank;
•	Thomas R. Quinn, Jr. shall serve as the President and Chief Executive Officer of ORRF and Orrstown Bank (current President and President and Chief Executive Officer of ORRF);
•	Craig L. Kauffman shall serve as the Executive Vice President, Chief Operating Officer of ORRF and Orrstown Bank (current President and Chief Executive Officer of CVLY);
Headquarters and Name of Combined Company
The merger agreement provides that effective as of the effective time, the headquarters and main office of ORRF and Orrstown Bank will be located in Harrisburg, Pennsylvania and the operations center of ORRF and Orrstown Bank will be in York, Pennsylvania.
Merger Consideration
Each share of CVLY common stock issued and outstanding immediately prior to the effective time (other than shares held in the treasury of CVLY) shall become and be converted into the right to 0.875 shares of ORRF common stock. Each share of CVLY common stock held in the treasury of CVLY immediately prior to the effective time shall be cancelled and retired at the effective time without any conversion thereof, and no payment shall be made with respect thereto. Each share of ORRF common stock that is issued and outstanding immediately prior to the effective time shall remain outstanding following the effective time and shall be unchanged by the merger.
No fractional shares of ORRF common stock will be issued in the merger. In lieu of fractional shares, ORRF shall pay to each holder of a fractional share of ORRF common stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of ORRF common stock for the ten consecutive trading days ending on the fifth business day immediately prior to the closing date, rounded to the nearest whole cent.
In the event ORRF or CVLY changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of ORRF common stock or CVLY common stock issued and outstanding prior to the effective time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding ORRF common stock or CVLY common stock and the record date is prior to the effective time, the exchange ratio shall be proportionately and appropriately adjusted. No such adjustment will be made with regard to ORRF common stock if (i) ORRF issues additional shares of ORRF common stock and receives consideration for such shares in a bona fide third-party transaction or (ii) ORRF issues employee or director stock grants or similar equity awards or shares of ORRF common stock underlying such grants.
Procedures for Exchanging CVLY Common Stock Certificates or Book-Entry Shares
On or before the closing date of the merger, ORRF will cause to be delivered to the exchange agent certificates representing the shares of ORRF common stock to be issued in the merger. In addition, ORRF will deliver to the exchange agent an aggregate amount of cash sufficient to be paid in lieu of fractional shares of ORRF common stock. ORRF has selected Continental Stock Transfer & Trust Company to act as exchange agent in connection with the merger.
As promptly as practicable following the effective time of the merger, the exchange agent will mail to each CVLY shareholder of record at the effective time of the merger a letter of transmittal and instructions for use in surrendering the shareholder’s CVLY stock certificates. When such CVLY shareholders deliver their CVLY stock certificates to the exchange agent with a properly completed and duly executed letter of transmittal and any other required documents, their CVLY stock certificates will be canceled and in exchange CVLY shareholders will receive, as allocated to them:
•	the number of whole shares of ORRF common stock that they are entitled to receive under the merger agreement; and
•	if applicable, a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.
No interest will be paid or accrued on any cash to be paid in lieu of fractional shares of ORRF common stock.
CVLY shareholders are not entitled to receive any dividends or other distributions on ORRF common stock with a record date after the closing date of the merger until they have surrendered their CVLY stock certificates in exchange for an ORRF stock certificate. After the surrender of their CVLY stock certificates, CVLY shareholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their ORRF common stock.
Treatment of CVLY Equity Awards
CVLY Stock Options
At the effective time, each option to purchase CVLY common stock, whether vested or unvested, which is outstanding immediately prior to the effective time and which has not been exercised or canceled prior thereto shall automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of CVLY common stock and shall be converted into an option to purchase a number of shares of ORRF common stock equal to the product of (x) the number of shares of CVLY common stock subject to such CVLY stock option immediately prior to the effective time and (y) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of CVLY common stock of such CVLY stock option immediately prior to the effective time divided by (B) the exchange ratio.
CVLY Restricted Stock Awards and Restricted Stock Units
As of the effective time, all timed-based restricted stock awards and time-based restricted stock unit awards shall vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of CVLY common stock shall be considered outstanding shares for all purposes, including the right to receive the merger consideration.
All performance-based restricted stock awards and performance-based restricted stock unit awards shall vest at the greater of: (i) an assumed achievement of all relevant performance goals at the “target” level or (ii) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the closing date and the award shall become vested pro rata based on the portion of the applicable performance period completed through the closing date of the merger.
Treatment of CVLY Employee Stock Purchase Plan
As soon as reasonably practicable following the execution of the merger agreement, the CVLY board will adopt appropriate resolutions or take such other actions as may be required to provide that:
•	the CVLY ESPP will be suspended;
•	the final offering period in effect as of the date of the merger agreement will end on the earlier of (i) its regular end date and (ii) such date as CVLY determines in its sole discretion;
•
each plan participant’s accumulated contributions under the CVLY ESPP for any offering period in effect as of immediately prior to the final exercise date will be used to purchase shares of CVLY common stock in accordance with the terms of the employe stock purchase plan as of the final exercise date;

•	the remaining balance of each participant’s account under the CVLY ESPP will be returned to the participant in accordance with the terms of the CVLY ESPP; and
•
contingent upon the closing of the merger, the CVLY ESPP will terminate on the date immediately prior to the closing date and no further rights shall be granted or exercised under the CVLY ESPP thereafter.

Conditions to the Merger
The obligations of the parties to the merger agreement to consummate the merger are subject to the fulfillment of the following conditions:
•
the merger agreement and the merger being approved by the requisite affirmative vote of the holders of at least a majority of the outstanding shares of CVLY common stock entitled to vote at the CVLY special meeting;

•	the issuance of the merger consideration being approved by the requisite affirmative vote of the outstanding shares of ORRF common stock eligible to vote at the ORRF special meeting;
•
ORRF and Orrstown Bank having obtained all regulatory approvals required to consummate the transactions provided for in the merger agreement, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any burdensome condition;

•
the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions provided for in the merger agreement;

•
the registration statement, of which this joint proxy statement/prospectus is a part, being declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness; and

•	the notice of additional listing of shares filed with Nasdaq having been accepted by Nasdaq.
In addition, the obligation of ORRF to complete the merger is subject to the fulfillment or written waiver, where permissible, of the following conditions:
•
each of the representations and warranties of CVLY contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on CVLY;

•
each and all of the agreements and covenants of CVLY to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	ORRF having received a certificate from the chief executive officer and chief financial officer of CVLY with respect to compliance with the foregoing conditions; and
•
ORRF having received an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

The obligations of CVLY to complete the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:
•
each of the representations and warranties of ORRF contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on ORRF;

•
each and all of the agreements and covenants of ORRF to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	CVLY having received a certificate from the chief executive officer and chief financial officer of ORRF with respect to compliance with the foregoing conditions; and
•
CVLY having received an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

“Material adverse effect” when used in reference to CVLY or ORRF, any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CVLY and its subsidiaries, taken as a whole, or ORRF and its subsidiaries, as the case may be, or (ii) would reasonably be expected to prevent either party from performing its obligations under the merger agreement or consummating the transactions contemplated by the merger agreement; however, material adverse effect does not include the impact of:
•
any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its subsidiaries, taken as a whole, or ORRF and its subsidiaries, as the case may be);

•
any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as ORRF and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its subsidiaries, taken as a whole, or ORRF and its subsidiaries, as the case may be);

•
actions and omissions of CVLY and its subsidiaries, or ORRF and its subsidiaries, as the case may be, taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by such party under the merger agreement;

•	any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by the merger agreement;
•
natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its subsidiaries, taken as a whole, or ORRF and its subsidiaries, as the case may be);

•
changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its subsidiaries, taken as a whole, or ORRF and its subsidiaries, as the case may be),

•
any failure by CVLY or ORRF, as the case may be, to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been an material adverse effect); or

•	in the case of ORRF, changes in the trading price or trading volume of ORRF common stock.
Termination
The merger agreement may be terminated and the merger and the transactions provided for in the merger agreement abandoned as follows:
•	by mutual written consent of the parties;
•
by ORRF or CVLY if the merger is not consummated by December 31, 2024, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•
by ORRF or CVLY if the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and which breach, either individually or in the aggregate with all other breaches by such party, would entitle the non-breaching party not to consummate the transactions provided for in the merger agreement;
•
by ORRF or CVLY if (i) any regulatory approval required for consummation of the merger and the other transactions provided for in the merger agreement (A) will impose any term, condition or restriction that is a burdensome condition, or (B) has been denied by final nonappealable action of any regulatory authority, or (ii) any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions provided for in the merger agreement, provided in either case that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted or to prevent such burdensome condition from being imposed;

•	by ORRF or CVLY if the required approval of the merger agreement and the merger by CVLY shareholders is not obtained;
•	by ORRF or CVLY if the required approval of the merger consideration from ORRF shareholders is not obtained;
•
by ORRF, if (i) the CVLY board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds is recommendation, fails to reaffirm its recommendation within three business days following a request by ORRF to do so, or makes any statement, announcement, filing or release, in connection with the CVLY meeting or otherwise, inconsistent with the its recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of its recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the CVLY meeting or to solicit proxies in favor of the merger agreement, (C) approves or recommends an acquisition proposal, (D) enters into (or causes CVLY to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to an acquisition transaction (other than a confidentiality agreement entered into in accordance with the merger agreement) or requiring CVLY to abandon, terminate or fail to consummate the merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of its non-solicitation obligations; or

•
by CVLY, if (i) the ORRF board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds is recommendation, fails to reaffirm its recommendation within three business days following a request by CVLY to do so, or makes any statement, announcement, filing or release, in connection with the ORRF meeting or otherwise, inconsistent with the its recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of its recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the ORRF meeting or to solicit proxies in favor of the merger agreement, (C) approves or recommends an acquisition proposal, (D) enters into (or causes ORRF to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to an acquisition transaction (other than a confidentiality agreement entered into in accordance with the merger agreement) or requiring ORRF to abandon, terminate or fail to consummate the merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of its non-solicitation obligations.

Effect of Termination and Abandonment
If the merger agreement is terminated, it will become void and have no effect, except that designated sections of the merger specifically intended to be performed after the termination of the merger agreement shall survive any termination of the merger agreement. Neither ORRF or CVLY are relieved or released from any liabilities or damages arising out of its willful breach of any provision of the merger agreement.

Termination Fee
Under the terms of the merger agreement, CVLY must pay ORRF a termination fee of $8,300,000 if:
•	CVLY terminates the merger agreement as a result of the CVLY board:
•
withdrawing, qualifying, amending, modifying or withholding its recommendation to CVLY shareholders to vote in favor of the merger, failing to reaffirm such recommendation within five business days following a request to do so by ORRF, or making any statement, filing or release that is inconsistent with such recommendation;

•	materially breaching its obligation to call, give notice of, hold and commence the CVLY meeting or to solicit proxies in favor of the merger;
•	approving or recommending another acquisition proposal;
•
entering into, causing CVLY to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring CVLY to abandon, terminate or fail to complete the merger or the transactions contemplated thereby; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;
•	ORRF or CVLY terminates the merger agreement due to the failure to obtain the approval of CVLY’s shareholders at the CVLY meeting and:
•
an acquisition proposal with respect to CVLY shall have been announced, disclosed or otherwise communicated to the CVLY board or senior management of CVLY prior to the CVLY meeting or prior to December 31, 2024: and

•
within 12 months of such termination, CVLY recommends to its shareholders or consummates a transaction qualifying as an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction (for purposes of this provision, all references in the definition of acquisition transaction to “25%” shall instead refer to “50%”);

•
ORRF terminates the merger agreement due to a breach by the CVLY of any representation, warranty, covenant or other agreement contained in the merger agreement, which cannot be or has not been cured within 30 days after the giving of written notice of such breach and:

•
an acquisition proposal with respect to CVLY has been announced, disclosed or otherwise communicated to the CVLY board or directors or senior management of CVLY prior to any breach by CVLY of any representation, warranty, covenant or other agreement giving rise to such termination by ORRF or during the cure period;

•
within 12 months of the termination, CVLY either recommends to its shareholders or consummates a transaction qualifying as an acquisition transaction or entered into a definitive agreement with respect to an acquisition transaction (for the purposes of this provision all references in the definition of an acquisition transaction to “25%” shall instead refer to “50%”).

Under the terms of the merger agreement, ORRF must pay CVLY a termination fee of $8,300,000 if:
•	ORRF terminates the merger agreement as a result of the ORRF board:
•
withdrawing, qualifying, amending, modifying or withholding its recommendation to ORRF shareholders to vote in favor of the issuance of the merger consideration, failing to reaffirm such recommendation within five business days following a request to do so by CVLY, or making any statement, filing or release that is inconsistent with such recommendation;

•	materially breaching its obligation to call, give notice of hold and commence the ORRF meeting or to solicit proxies in favor of the merger;
•	approving or recommending another acquisition proposal;

•
entering into, causing ORRF to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring ORRF to abandon, terminate or fail to complete the merger or the transactions contemplated thereby; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;
•	ORRF or CVLY terminates the merger agreement due to the failure to obtain the approval of ORRF’s shareholders at the ORRF meeting and:
•
an acquisition proposal with respect to ORRF shall have been announced, disclosed or otherwise communicated to the ORRF board or senior management of ORRF prior to the ORRF meeting or prior to December 31, 2024: and

•
within 12 months of such termination, ORRF recommends to its shareholders or consummates a transaction qualifying as an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction (for purposes of this provision, all references in the definition of acquisition transaction to “25%” shall instead refer to “50%”);

•
CVLY terminates the merger agreement due to a breach by ORRF of any representation, warranty, covenant or other agreement contained in the merger agreement, which cannot be or has not been cured within 30 days after the giving of written notice of such breach and:

•
an acquisition proposal with respect to ORRF has been announced, disclosed or otherwise communicated to the ORRF board or directors or senior management of ORRF prior to any breach by ORRF of any representation, warranty, covenant or other agreement giving rise to such termination by CVLY or during the cure period; and

•
within 12 months of the termination, ORRF either recommends to its shareholders or consummates a transaction qualifying as an acquisition transaction or entered into a definitive agreement with respect to an acquisition transaction (for the purposes of this provision all references in the definition of an acquisition transaction to “25%” shall instead refer to “50%”).

No Solicitation; Acquisition Proposals
Each of CVLY and ORRF have agreed that neither it nor its subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents will directly or indirectly:
•
initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•
participate in any discussions or negotiations regarding any acquisition proposal, as the case may be, or furnish, or otherwise afford access, to any person (other than the other party) any information or data with respect to the party or any of its subsidiaries or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which they are a party, with respect to an acquisition proposal; or
•
unless the merger agreement has been terminated, enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

Notwithstanding for foregoing, prior to the date of such party’s shareholder meeting, neither CVLY or ORRF is prohibited from taking any of the actions described above if, but only if, (i) such party has received a bona fide unsolicited written acquisition proposal that did not result from a material breach of the merger agreement; (ii) such party’s board of directors determines in good faith, (A) after consultation with and having considered the advice of its outside legal counsel that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) after consultation with and having considered the advice of its outside legal counsel, that the failure to take such actions would be reasonably expected to result in the failure of their board of directors to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to their shareholders under applicable law, in each case, with respect to the merger; (iii) such party has provided the other party with at least three business days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to such party or any of its subsidiaries or otherwise relating to an acquisition proposal, such party receives from such person a confidentiality agreement with terms no less favorable to such party than those contained in the confidentiality agreement between CVLY and ORRF. Each party will promptly provide to the other party any non-public information regarding such party or its subsidiaries provided to any other person which was not previously provided to the other party, such additional information to be provided no later than the date of provision of such information to such other party.
Each party shall promptly (and in any event within 24 hours) notify the other party in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, such party or its representatives, in each case in connection with any acquisition proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications).
CVLY and ORRF have agreed to keep the other party informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). CVLY and ORRF will provide the other party and its subsidiary bank with at least 48 hours prior notice of any meeting of such party’s board of directors at which the board of directors is reasonably expected to consider any acquisition proposal.
Neither party’s board of directors nor any committee thereof will:
•
withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to the other party in connection with the transactions contemplated by the merger agreement, the CVLY recommendation or the ORRF recommendation, as applicable, fail to reaffirm the CVLY recommendation or the ORRF recommendation, as applicable, within three business days following a request by the other party, or make any statement, announcement, filing or release, in connection with its shareholder meeting or otherwise, inconsistent with the CVLY recommendation or ORRF recommendation, as applicable, (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of the CVLY recommendation or the ORRF recommendation, as applicable);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or
•
unless the merger agreement has been terminated in accordance with its terms, enter into (or cause such party or any of its subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with merger agreement) or (B) requiring such party to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

Notwithstanding the foregoing, prior to the receipt of the CVLY shareholder approval or the ORRF shareholder approval, either party’s board of directors may withdraw, qualify, amend or modify its recommendation after the fifth business day following the other party’s receipt of a written notice that such board of directors has decided that a bona fide unsolicited written acquisition proposal that it received (that did not result from a material breach by such party or its representative of the merger agreement) constitutes a superior proposal if, but only if, (i) the board of directors has determined in good faith, after consultation with and having considered the advice of its outside legal counsel that the failure to take such actions would reasonably be expected to result in the failure of the board of directors to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to its shareholders under applicable law, in each case, with respect to the merger, (ii) during the five business day period after receipt of the notice of a superior proposal by the other party, such party and its board of directors will have cooperated and negotiated in good faith with the other party to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable the party to proceed with the CVLY recommendation or ORRF recommendation, as applicable, without a subsequent determination; provided, however, that neither party shall have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement and (iii) at the end of notice period, after taking into account any such adjusted, modified or amended terms as may have been proposed by the other party since its receipt of a superior proposal, such party’s board of directors has again in good faith made the determination (A) in clause (i) above and (B) that such acquisition proposal constitutes a superior proposal.
Notwithstanding any subsequent determination, the merger Agreement shall be submitted to each party’s shareholders at their shareholder meeting for the purpose of voting on, the approval of the merger agreement and the transactions contemplated thereby (including the merger) and nothing contained herein shall be deemed to relieve such obligation; provided, however, that if either board of directors makes a subsequent determination, then such board of directors may submit the merger agreement to its shareholders without recommendation (although the resolutions adopting the merger agreement as of the date hereof may not be rescinded), in which event such board of directors may communicate the basis for its lack of a recommendation to its shareholders in the joint proxy statement/prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, such board of directors will not submit to the vote of its shareholders any acquisition proposal other than the merger at the shareholder meeting.
Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from the other party), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the party or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the party or any of its subsidiaries representing, in the aggregate, 25% or more of the assets of the party and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of such party or any of its subsidiaries; or (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of such party or any of its subsidiaries, in each case other than the transactions contemplated by the merger agreement involving the other party. A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the board of directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and nationally recognized financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of CVLY common stock or ORRF common stock, as applicable, or all, or substantially all, of the assets of CVLY or ORRF, as applicable, and its subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of CVLY common stock or ORRF common stock, as applicable, that is more favorable, from a financial point of view, than the consideration to be paid to the shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to CVLY’s or ORRF’s shareholders, as applicable, than the merger and the transactions contemplated by the merger agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
Nasdaq Listing
Under the terms of the merger agreement, ORRF will file a notice of additional listing of shares with Nasdaq with respect to the shares of ORRF common stock to be issued to the holders of CVLY common stock in the merger so that these shares will be listed and traded on Nasdaq following the merger.
Indemnification and Insurance
Indemnification. Under the merger agreement, from and after the effective time, ORRF will indemnify and hold harmless, and shall advance expenses as incurred, any current or former employee, director or officer of CVLY or its subsidiaries, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was an employee, director or officer of CVLY or one of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, in each case, to the fullest extent provided in CVLY’s articles of incorporation or bylaws or in the similar governing documents of CVLY’s subsidiaries as in effect as of the date of the merger agreement or pursuant to applicable law. Any indemnified party to whom expenses are advanced will, as a condition of receiving such advances, repay such amounts if it is ultimately determined that such person is not entitled to indemnification.
Directors’ and Officers’ Insurance. Prior to the effective time, CVLY will purchase an extended reporting period endorsement under CVLY’s existing directors’ and officers’ liability insurance coverage for CVLY’s directors and officers in a form acceptable to CVLY which shall provide such directors and officers with coverage for six years following the effective time of not less than the existing coverage under, and have other terms at least as favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by CVLY, so long as the aggregate cost is not more than 300% of the annual premium currently paid by CVLY for such insurance.
Conduct of Business Pending the Merger
The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article V of the merger agreement included as Appendix A to this joint proxy statement/prospectus, are briefly described below.
Prior to the effective time or the earlier termination of the merger agreement, except as set forth on any confidential disclosure schedules, or as expressly contemplated or permitted by the merger agreement or as required by law, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of CVLY and ORRF will not, and will cause each of its subsidiaries not to:
•	conduct its business other than in the ordinary and usual course consistent in all material respects with past practice;
•
fail to use reasonable best efforts to preserve intact its business organizations and assets, and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•
take any action that would reasonably be expected to adversely affect the ability of either party to obtain any necessary regulatory approval required to complete the transactions provided for in the merger agreement or adversely affect its ability to perform any of its material obligations under the merger agreement;

•
issue, sell or otherwise permit to become outstanding any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock options or stock based awards outstanding or authorized to be granted on the date of the merger agreement;

•	accelerate the vesting of any existing stock options or other equity rights except pursuant to the merger agreement;
•	effect a split, dividend, recapitalization or reclassification of its capital stock;
•
declare or pay any dividend or other distribution on its capital stock other than dividends from wholly owned subsidiaries or regular quarterly cash dividends no greater than the rate paid during the fiscal quarter immediately preceding the date of the merger agreement with record and payment dates consistent with past practice;

•	grant or approve any preemptive or similar rights with respect to any shares of ORRF common stock or CVLY common stock;
•
enter into or amend any employment, severance, retention, change in control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for

(i) normal increases in base compensation to employees in the ordinary course of business consistent with past practice; provided, however, that such increases in base compensation do not exceed five percent (5%) on an individual basis (other than promotions made in the ordinary course, which increase in base compensation on account of any such promotion do not exceed ten percent (10%)), (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date the merger agreement or (iv) bonus payments or incentive awards in the ordinary course of business consistent with past practices or under the existing written terms of any incentive bonus plans;
•
enter into, establish, adopt or amend any employee program or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of CVLY or any of its subsidiaries or ORRF or any of its subsidiaries, as the case may be, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder, except as required by law or to satisfy contractual obligations;

•
hire any member of senior management or other key employee, elect to any office any person who is not a member of CVLY’s or ORRF’s management team, as the case may be, as of the date of this Agreement, except for the hiring of at-will employees having a title of manager or lower to replace employees of CVLY or ORRF, as the case may be, that cease to be employed by CVLY or ORRF, as the case may be, after the date hereof, and only at an annual rate of salary not to exceed $125,000;

•
sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to CVLY and its subsidiaries taken as a whole or ORRF and its subsidiaries taken as a whole, as the case may be;

•	amend its articles of incorporation or bylaws;
•
acquire all or any portion of the assets, business, securities, deposits or properties of any other entity, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•
except for any emergency repairs to real or personal property owned by CVLY or ORRF, as the case may be, notice of which shall be provided to the other party 48 hours prior to such repairs, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $350,000 in the aggregate;

•	enter into or terminate any material agreement or amend or modify in any material respect any existing material agreement;
•
settle any action, suit, proceeding, order or investigation to which CVLY or any of its subsidiaries or ORRF or any of its subsidiaries, as the case may be, is a party, with payments by CVLY or any of its subsidiaries or ORRF or any of its subsidiaries exceeding $150,000 individually or $500,000 in the aggregate, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect;

•	enter into any new material line of business;
•
change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;
•	file any application or make any contract with respect to branching or site location or branching or site relocation or closure;
•	enter into any derivative transactions other than in the ordinary course and consistent with past practice;

•
incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause CVLY or any of its subsidiaries or ORRF or any of its subsidiaries, as the case may be, to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•
acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment of a type or in an amount not in accordance with its investment policy or any other debt security other than in accordance with its investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in accordance with its investment policy;

•
without the prior written consent of the other party, (i) make, increase or purchase any loan if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would exceed $10,000,000 in the case of any commercial loan; (ii) make, increase or purchase any residential mortgage or consumer loan in the amount of $1,000,000 or more; (iii) make, increase or purchase any fixed-rate loan with pricing below the rate indication listed by the Federal Home Loan Bank of Pittsburgh for the corresponding fixed or adjustable-rate advance of the same term on the date of such loan, increase or purchase; or (iv) extend any additional credit on any existing loan rated “special mention” or lower in an amount equal to or greater than $500,000;

•
invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice;

•
foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of hazardous material;

•
change its accounting principles, practices or methods other than changes which are not, individually or in the aggregate, material or as may be required by changes in laws or regulations or by generally accepted accounting practices;

•
make or change any material (affecting or relating to more than $100,000 or more of taxable income) tax election, change an annual accounting period, adopt or change any material accounting method, file any material amended tax return, fail to timely file any material tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, surrender any material right to claim a refund of taxes, consent to any material extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any material tax return or the payment of any material tax;

•	make a material change its loan policies or procedures except as required by a governmental authority;
•
knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or materially impede or delay receipt of any regulatory approval; or

•	take any action that is intended or is reasonably likely to result in:
•	any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger;
•	any of the conditions to the merger set forth in the merger agreement not being satisfied;
•	a material violation of any provision of the merger agreement; or
•	resolve, agree or commit to do any of these prohibited activities.

Employee Benefits
Under the terms of the merger agreement, from and for at least the 12-month period after the effective time, ORRF agrees to provide the employees of CVLY and any of its subsidiaries who remain employed after the effective time with the following compensation and benefits:
•	a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such employee immediately prior to the effective time;
•
cash incentive compensation opportunities that are, in the aggregate, no less favorable than the cash incentive compensation opportunities, in the aggregate, provided to such employee immediately prior to the effective time; and

•	employee benefits that are substantially comparable in the aggregate to the employee benefits maintained by ORRF for similarly situated employees of ORRF.
ORRF will treat, and cause its applicable employee program to treat, the service of CVLY employees with CVLY or any of its subsidiaries as service rendered to ORRF or any of its subsidiaries for purposes of eligibility to participate, vesting and for level of benefits (but not for benefit accrual under any defined benefit plan) attributable to any period before the effective time.
Subject to the terms and conditions of the applicable ORRF employee programs, ORRF shall cause CVLY employees to receive credit for their prior service for eligibility and vesting purposes in ORRF’s 401(k) plan and for purposes of determining the length of vacation, sick time, and paid time off and severance under ORRF’s applicable plan or policy. ORRF will also provide that CVLY employees shall not be treated as “new” employees for purposes of any exclusions under any health or similar plan of ORRF for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of CVLY or its subsidiaries immediately prior to the effective time, will use commercially reasonable efforts to cause any pre-existing conditions or limitations, exclusions, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any ORRF employee program providing medical, dental, hospital, pharmaceutical or vision benefits to be waived with respect to CVLY employees and their spouses and eligible dependents, and shall use commercially reasonable efforts to provide that any deductibles, co-payments or out-of-pocket expenses paid under any of CVLY’s or any of its subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under ORRF’s health plans. Service and other amounts will not be credited to CVLY (or their eligible dependents) to the extent the crediting of such service or other amounts would result in the duplication of benefits.
ORRF will have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of CVLY. Unless a CVLY employee affirmatively terminates coverage (or causes coverage to terminate) under a CVLY health plan prior to the time such CVLY employee becomes eligible to participate in a health plan of ORRF or its subsidiary, no coverage of any of CVLY employees or their dependents shall terminate under any of the CVLY health plans prior to the time such CVLY employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of ORRF or any ORRF subsidiary and their dependents.
From and after the effective time, ORRF has agreed to honor and continue to be obligated to perform, or to cause Orrstown Bank and its subsidiaries to honor and continue to be obligated to perform, in accordance with their terms, all contractual rights of current and former employees of CVLY or any of its subsidiaries existing as of the effective time. If requested by ORRF no later than 30 days prior to the closing, CVLY will terminate its 401(k) plan effective as of the day prior to the effective time (but contingent upon the occurrence thereof). If the CVLY 401(k) plan is terminated, ORRF agrees to permit participants in the CVLY 401(k) plan who are CVLY employees to roll over their account balances and outstanding loan balances from such plan to ORRF’s 401(k) plan, and such CVLY employees who satisfy the eligibility requirements of ORRF’s 401(k) plan.
Other Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of ORRF common stock to be issued in the merger, access to information of the other company, advice of changes, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by ORRF of CVLY’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement and exemption from Section 16(b) insider trading liability.
Representations and Warranties
The merger agreement contains representations and warranties that ORRF and CVLY made solely to each other as of specific dates. Those representations and warranties were made only for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties, including the schedules referenced in the merger agreement that each party delivered to the other in connection with the execution of the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the merger agreement, or may have been used for the purpose of allocating risk among ORRF and CVLY rather than establishing matters as facts. Accordingly, they should not be relied upon as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.
The merger agreement contains representations and warranties of ORRF and CVLY that are reciprocal relating to:
•	organization, standing and authority;
•	capitalization;
•	subsidiaries;
•	corporate power;
•	corporate authority;
•	non-contravention;
•	articles of incorporation, bylaws and corporate records;
•	compliance with laws;
•	litigation and regulatory action;
•	SEC documents, financial reports and regulatory records;
•	taxes and tax returns;
•	employee benefit plans;
•	labor matters;
•	insurance;
•	environmental matters;
•	intellectual property;
•	personal date and privacy requirements;
•	material agreements and defaults;
•	property and leases;
•	inapplicability of takeover laws;
•	regulatory capitalization;
•	loans and nonperforming and classified assets;
•	deposits;
•	investment securities;
•	investment management and trust activities;
•	derivative transactions;

•	repurchase agreements;
•	deposit insurances;
•	CRA, anti-money laundering and customer information security;
•	transactions with affiliates;
•	brokers and opinions of financial advisors; and
•	intended tax treatment.
None of the representations and warranties by either party survives the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this joint proxy statement/prospectus as Appendix A.
Expenses
Each party will pay all fees and expenses it incurs in connection with the merger agreement and the related transactions, except that the parties will each pay 50% of the printing and mailing expenses for this joint proxy statement/prospectus and ORRF will pay all SEC registration and filing fees.
Amendments
Subject to compliance with applicable law, prior to the effective time of the merger, any provision of the merger agreement may be (i) waived by the party intended to benefit by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective board of. After any approval of the transactions contemplated by the merger by the shareholders of CVLY or the approval of the issuance of the merger consideration by the shareholders of ORRF, no amendment of the merger agreement shall be made which by law requires further approval of either the shareholders of CVLY or ORRF without obtaining such approval.

THE VOTING AGREEMENTS
In connection with the merger agreement, ORRF entered into voting agreements with all directors and executive officers of CVLY, and CVLY entered into voting agreements with all directors and executive officers of ORRF. There are [•] shares of CVLY common stock subject to voting agreements, which represents approximately [•]% of the outstanding shares of CVLY common stock as of the record date, There are [•] shares of ORRF common stock subject to voting agreements, which represents approximately [•]% of the outstanding shares of ORRF common stock as of the record date.
In the voting agreements, each shareholder has agreed to vote all of his, her or its shares (including any shares acquired after the date of the voting agreement, whether by the exercise of any stock option, purchase in the open market, privately or otherwise) of CVLY common stock or ORRF common stock, as the case may be:
•	appear at the CVLY meeting or the ORRF meeting, as the case may be, or otherwise cause their shares to be counted as present at such meeting for purposes of calculating a quorum;
•
vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of their shares, in favor of, in the case of CVLY shareholders, approval of the merger and the other transactions contemplated by the merger agreement or, in the case of ORRF shareholders, in favor of approval of the issuance the merger consideration; and

•
against another acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger or any of the transactions provided for in the merger agreement.

Under the voting agreements, each of the shareholder also agreed not to, and not to permit any of his, her or its affiliates, to:
•
initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•
participate in any discussions or negotiations regarding any acquisition proposal, or furnish, or otherwise afford access, to any person (other than ORRF or CVLY, as the case may be) any information or data with respect to ORRF or its subsidiaries or CVLY or its subsidiaries, as the case may be, or otherwise relating to an acquisition proposal;

•	enter into any agreement, agreement in principle or letter of intent with respect to an acquisition proposal;
•
solicit proxies or become a participant in a solicitation with respect to another acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a shareholders’ vote or action by consent of ORRF’s shareholders or CVLY’s shareholders, as the case may be, with respect to another acquisition proposal; or
•
except by reason of the voting agreement, become a member of a group with respect to any voting securities of either ORRF or CVLY, as the case may be, that takes any action in support of another acquisition proposal.

In addition, except under limited circumstances, these shareholders also agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of common stock while the voting agreements are in effect. The voting agreements terminate immediately upon the earlier of the effective time of the merger, the termination of the merger agreement in accordance with its terms, an amendment to the merger agreement that decreases the merger consideration, or mutual written agreement of ORRF or CVLY, as the case may be, and the shareholder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a general summary of material U.S. federal income tax consequences of the merger of ORRF and CVLY to U.S. holders (as defined below) of CVLY common stock. The U.S. federal income tax laws are complex, and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. The following discussion is based upon current provisions of the Code, existing temporary and final regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the validity of this discussion. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to CVLY shareholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular CVLY shareholder.
The following discussion may not apply to particular categories of holders of shares of CVLY common stock in light of their individual circumstances or to holders that are subject to special treatment under the Code, such as:
•	pass-through entities or investors in pass-through entities;
•	trusts and estates;
•	insurance companies;
•	financial institutions;
•	brokers or dealers in securities;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	tax-exempt organizations;
•	individual retirement and other tax-deferred accounts;
•	banks;
•	persons subject to the alternative minimum tax;
•	persons who hold CVLY capital stock as part of a straddle, hedging or conversion transaction;
•	persons whose functional currency is other than the United States dollar;
•	persons eligible for tax treaty benefits;
•	foreign corporations, foreign partnerships and other foreign entities;
•	persons who are not citizens or residents of the United States; and
•	holders whose shares of CVLY were acquired pursuant to the exercise of an employee stock option or otherwise as compensation.
This discussion assumes that holders of shares of CVLY common stock hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of CVLY common stock that is, for U.S. federal income tax purposes:
•	an individual who is a U.S. citizen or resident, as determined for U.S. federal income tax purposes;
•	a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

ALL HOLDERS OF CVLY COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.
Tax Consequences of the Merger
Based on facts and representations and assumptions regarding factual matters that were provided by ORRF and CVLY and that are consistent with the state of facts that ORRF and CVLY believe will be existing as of the effective time of the merger, Goodwin Procter LLP and Holland & Knight LLP are each of the opinion that the merger, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service or the courts. Neither ORRF nor CVLY intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.
Based on the opinions that the merger will qualify as a “reorganization” under Section 368(a) of the Code, it is the opinion of Goodwin Procter LLP and Holland & Knight LLP that the material U.S. federal income tax consequences of the merger will be as described below:
•	neither ORRF or CVLY will recognize any taxable gain or loss as a result of the merger, and each will be a party to a reorganization within the meaning of section 368(a) of the Code;
•
except with respect to cash received instead of a fractional share of ORRF common stock, each U.S. holder will receive ORRF common stock in exchange for all of his, her or its shares of CVLY common stock pursuant to the merger. A U.S. holder who receives cash instead of a fractional share of ORRF common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by ORRF. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest. Any capital gain or loss generally will be long-term capital gain or loss if the CVLY common stock exchanged was held for more than one year;

•
a U.S. holder’s aggregate tax basis in the ORRF common stock received pursuant to the merger will equal that U.S. holder’s aggregate tax basis in the shares of CVLY common stock being exchanged, reduced by any amount allocable to a fractional share of ORRF common stock for which cash is received; and

•	the holding period of ORRF common stock received by a U.S. holder in the merger will include the holding period of the shares of CVLY common stock being exchanged.
For purposes of the above discussion of the bases and holding periods for shares of CVLY common stock and ORRF common stock, CVLY shareholders who acquired different blocks of CVLY common stock at different times for different prices must calculate their basis, gains and losses, and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled or received in the merger.
Tax Opinions
Tax opinions of Goodwin Procter LLP and Holland & Knight LLP have been filed as Exhibits 8.1 and 8.2, respectively, to the registration statement of which this joint proxy statement/prospectus is a part. Additionally, it is a condition to the obligations of ORRF and CVLY to complete the merger that ORRF receive an opinion of Goodwin Procter LLP, counsel to ORRF, or such other counsel as contemplated by the merger agreement, and that CVLY receive an opinion of Holland & Knight LLP, counsel to CVLY, or such other counsel as contemplated by the merger agreement, each dated as of the closing date of the merger and each to the effect that, based on representations of ORRF and CVLY and on certain customary assumptions and conditions, the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions in Exhibits 8.1 and 8.2 are not intended to satisfy this closing condition. The tax opinions to be received by ORRF and CVLY will be based on certain representations, covenants and assumptions, as set forth in certificates provided to Goodwin Procter LLP and Holland & Knight LLP by appropriate officers of ORRF and CVLY, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. Neither ORRF nor CVLY intends to waive this condition. If any of the representations, covenants or assumptions relied upon by tax counsel are inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described above.
The tax opinions to be delivered to ORRF and to CVLY in connection with the merger are not binding on the Internal Revenue Service, or the “IRS,” or the courts, and neither ORRF nor CVLY have sought or will seek any ruling from the IRS, regarding any matters relating to the merger. Consequently, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in the tax opinions delivered to ORRF or CVLY, or the U.S. federal income tax consequences of the merger described in this joint proxy statement/prospectus.
Information Reporting and Backup Withholding
Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.
If withholding results in an overpayment of taxes, a refund or credit against a CVLY shareholder’s U.S. federal income tax liability may be obtained from the IRS, provided the shareholder furnishes the required information to the IRS. A U.S. holder that does not furnish their correct taxpayer identification number may be subject to penalties imposed by the IRS.
A CVLY shareholder who receives ORRF common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with his or her U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
Other Tax Consequences
The state and local tax treatment of the merger may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the treatment of the merger under state and local tax laws.
The preceding discussion is intended only as a general discussion of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws, and the effect of any proposed changes in tax laws.

COMPARISON OF SHAREHOLDER RIGHTS
When the merger becomes effective, CVLY shareholders will receive shares of ORRF common stock in exchange for their shares of CVLY common stock and will become ORRF shareholders. ORRF is a Pennsylvania corporation and the rights of ORRF shareholders are governed by the PBCL as well as the ORRF articles and the ORRF bylaws. CVLY is a Pennsylvania corporation, and its shareholders’ rights are governed by the PBCL, the CVLY articles and CVLY bylaws.
After the merger, as ORRF shareholders, the rights of former CVLY shareholders will be governed by the ORRF articles, the ORRF bylaws and the PBCL. The following is a summary of material differences between the rights of holders of ORRF common stock and holders of CVLY common stock. The summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of ORRF common stock and holders of CVLY common stock. Rather, the summary is intended to provide a general overview of the differences in shareholders’ rights under the governing corporate instruments of ORRF and CVLY, and other known material differences. For more detailed information with respect to ORRF, see the section entitled “Description of ORRF Capital Stock” beginning on page 126.
Capitalization
ORRF. The total authorized capital stock of ORRF consists of 50,000,000 shares of common stock, no par value per share, and 500,000 shares of preferred stock, par value $1.25 per share.
CVLY. The total authorized capital stock of CVLY consists of 30,000,000 shares of common stock, par value $2.50 per share, and 1,000,000 shares of preferred stock, par value $2.50 per share.
ORRF and CVLY each may issue preferred stock without shareholder approval.
Notice of Shareholder Meetings
Under the PBCL, notice in record form of every meeting of the shareholders shall be given by, or at the direction of, the secretary or other authorized person to each shareholder of record entitled to vote at the meeting (i) at least ten days prior to the day named for a meeting that will consider a major corporate transaction or a fundamental change in shareholder rights and (ii) five days prior to the day named for the meeting in any other case.
ORRF’s and CVLY’s articles of incorporation and bylaws are consistent with this provision.
Quorum for Shareholder Meetings
ORRF. ORRF’s bylaws provide that the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise specifically provided by law, the acts, at a duly organized meeting of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast, shall be the acts of the shareholders.
CVLY. CVLY’s bylaws provide that presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter constitutes a quorum for the conduct of business at a shareholder meeting.
Right to Call Special Meetings
ORRF. ORRF’s bylaws authorize the calling of a special meeting of shareholders by a majority of the board of directors, the president, the chairman of the board of directors (or in his absence the vice chairman, if applicable) or by shareholders entitled to cast at least 20% of the votes which shareholders are entitled to cast at such meeting.
CVLY. CVLY’s bylaws authorize the calling of a special meeting of shareholders by the chairman of the board of directors, the president, the executive vice president, if any, or a majority of the board of directors, or by its executive committee (if any).
Actions by Written Consent of Shareholders
ORRF’s and CVLY’s bylaws permit shareholder action by written consent, provided that the written consent is signed by all shareholders entitled to vote at a meeting and filed with the secretary of the corporation.

Limitations on Voting Rights
Neither of ORRF’s or CVLY’s articles of organization or bylaws contain limitations on the voting rights of the respective equity securities, nor are such limitations applicable to ORRF’s or CVLY’s equity securities under the PBCL.
Board of Directors—Number, Removal and Classification
ORRF. ORRF’s bylaws provide that the number of directors on the board shall be not less than nine and not more than 15, as determined from time to time by resolution of the board of directors approved by at least 75% of the directors entitled to vote thereon. ORRF’s bylaws provide that the directors will be divided into three classes, as nearly equal in number as possible, with the term of one class expiring each year. ORRF’s articles of incorporation prohibit cumulative voting by shareholders in the election of directors. Directors are elected by a plurality of votes cast. ORRF’s bylaws provided that a director may be removed with or without cause by the affirmative vote of a majority of the outstanding shares entitled to vote generally in the election of directors.
CVLY. CVLY’s bylaws provide that the number of directors on the board shall be not less than five and not more than 25, as determined from time to time by the board of directors. CVLY’s bylaws provides that directors will be divided into three classes, with the term of one class expiring every three years. CVLY’s articles of incorporation prohibit cumulative voting by shareholders in the election of directors. Directors, in an uncontested election, are elected by a vote of the majority of shares present, in person or by proxy, and entitled to vote with respect to the election of directors. In a contested election, directors are elected by a plurality of votes cast.
The PBCL provides that any director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless expressly provided otherwise, a director, or the entire board, of a corporation whose board is classified may only be removed for cause. The ORRF and CVLY articles of incorporation and bylaws are consistent with this provision.
Shareholder Nominations and Proposals
ORRF. ORRF’s bylaws include advance notice and informational requirements for any proposal that a shareholder wishes to bring before an annual meeting of shareholders. In order to be properly brought before a meeting, a shareholder proposal must be received by the corporation no less than 120 days prior to the anniversary date of the immediately preceding annual meeting of ORRF’s shareholders.
CVLY. CVLY’s bylaws include advance notice and information requirements for any proposal that a shareholder wishes to bring before an annual meeting of shareholders. In order to be properly brought before a meeting, a shareholder proposal must be received by the corporation not less than 90 days nor greater than 120 days prior to the anniversary date of the immediately preceding annual meeting of CVLY’s shareholders.
Filling Vacancies on the Board of Directors
ORRF. ORRF’s bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled only by a majority of the remaining members of the board of directors though less than a quorum, and each person so elected shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires, or until his earlier resignation or removal.
CVLY. CVLY’s bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board of Directors, though less than a quorum, and each person so appointed shall be a director until the expiration of the term of office of the class of directors to which he was appointed.
Preemptive Rights
Preemptive rights generally allow a shareholder to maintain its proportionate share of ownership of a corporation by permitting the shareholder to purchase a proportionate share of any new stock issuances. Preemptive rights protect the shareholders from dilution of value and control upon new stock issuances. Under the PBCL, unless the articles of incorporation provides otherwise, shareholders have no preemptive rights. Neither the articles of incorporation of ORRF or CVLY provide for preemptive rights.

Dividends
Under the PBCL, the board of directors of a Pennsylvania corporation may declare and pay dividends unless, after giving effect to the payment of such dividends, (i) the corporation would be unable to pay its debts as they become due in the usual course of its business or (ii) the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Neither the articles of incorporation or bylaws of ORRF nor the articles of incorporation or bylaws of CVLY materially deviate from this standard. Furthermore, applicable federal and state banking regulators have the authority to prohibit ORRF and CVLY, respectively, from paying dividends if such payment is deemed to be an unsafe or unsound practice.
ORRF. The holders of shares of ORRF common stock are entitled to receive dividends on shares of ORRF common stock if, as and when authorized and declared by the ORRF board out of funds legally available for dividends and to share ratably in the assets of ORRF legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of ORRF.
CVLY. The holders of shares of CVLY preferred stock of each series shall be declared and paid or set apart for payment before any dividends shall be declared and paid or set apart for payment of the common stock. After dividends on all shares of preferred stock, including cumulative dividends if and to the extent any such shares shall be entitled thereto, shall have been declared and paid or set apart for payment, then and not otherwise as long as any shares of preferred stock shall remain outstanding, dividends may be declared and paid or set apart for payment with respect to the dividend period on the common stock out of the assets or funds of the corporation legally available.
Rights of Dissenting Shareholders
Dissenters’ rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay such shareholders the fair value of their shares instead of agreeing to receive the consideration offered to shareholders in connection with the extraordinary transaction.
Under the PBCL, dissenters’ rights are not available to shareholders of a Pennsylvania corporation in all circumstances and exceptions to those rights are set forth in the PBCL, including when the shares are listed on a national securities exchange or held beneficially by more than 2,000 persons. In order to dissent, a shareholder must file a notice to dissent and follow the various steps set forth in the PBCL. If there is disagreement with respect to the fair value of such dissenter’s stock, the fair value shall be as determined by a court in a judicial proceeding. The term “fair value” means the value of a share of the corporation’s common stock immediately before the day of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.
Amendments to Articles of Incorporation
ORRF. The articles of incorporation of ORRF may be amended by the affirmative vote of shareholders entitled to cast at least three-fourths of the votes which all shareholders are entitled to cast unless approved by three-fourths of the directors of the corporation, in which case approval by shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast shall be sufficient.
CVLY. CVLY’s articles of incorporation may be amended by the holders of a majority of the votes cast by all shareholders entitled to vote on the amendment pursuant to the PBCL. However, the Article 7 of CVLY’s articles of incorporation concerning mergers, acquisitions, liquidations and dissolution may only be amended by the affirmative vote of holders of at least 75% of the outstanding shares of CVLY common stock.
Amendments to Bylaws
The PBCL provides that the shareholders entitled to vote have the power to adopt, amend and repeal the bylaws, and that subject to certain exceptions specified by law, the authority to adopt, amend and repeal bylaws may be expressly vested by the bylaws in the board of directors, subject to the power of the shareholders to change such action.

ORRF. ORRF’s bylaws provide that the shareholders entitled to vote thereon shall have the power to alter, amend, or repeal the bylaws, by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast thereon, at any regular or special meeting, duly convened after notice to the shareholders of such purpose. In addition, the board of directors, by a majority vote of those voting, shall have the power to alter, amend, and repeal the bylaws, at any regular or special meeting duly convened after notice of such purpose, subject always to the power of the shareholders to further alter, amend or repeal the bylaws. Notwithstanding the foregoing, amendments to Article 7 of the bylaws (indemnification and insurance) reducing the limitation of directors’ liability or limiting indemnification or the advancement of expenses in any manner shall require either the unanimous vote of the directors then serving or the affirmative vote of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast in the election of directors; provided that no such amendment shall have retroactive effect.
CVLY. The CVLY bylaws may be altered, amended or repealed by the affirmative vote of the holders of 75% of the outstanding shares of common stock at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the board of directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose, subject always to the power of the shareholders to change such action of the Board of Directors by the affirmative vote of the holders of 75% of the outstanding shares of common stock.
Shareholder Approval of a Merger
In order to approve a merger under the PBCL, the board of directors of a Pennsylvania corporation, such as ORRF and CVLY, must adopt a resolution approving a plan of merger. The merger agreement must also be submitted to and approved by the holders of a majority of the votes cast by all shareholders entitled to vote thereon, unless the articles of incorporation requires a greater vote, provided that no vote of the shareholders is required if:
•
the surviving association is a domestic business corporation and its articles of incorporation are identical to the articles of incorporation of the corporation for which shareholder approval is not required, except for changes that could otherwise be made without shareholder approval;

•
each share of the corporation outstanding immediately prior to the effectiveness of the merger is to continue as or be converted into, except as may be otherwise agreed by the holder thereof, an identical share of the surviving association; and

•
the plan of merger provides that the shareholders of the corporation are to hold in the aggregate shares of the surviving association to be outstanding immediately after the effectiveness of the merger entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors.

ORRF. The articles of incorporation of ORRF provide that any business combination (including a plan of merger or consolidation) or sale or transfer of all or substantially all of the assets of the ORRF requires the approval by shareholders entitled to cast at least 75% of the votes which all shareholders are entitled to cast thereon. However, if such business combination or sale or transfer is approved by at least 75% of the directors of the ORRF, then approval by shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast shall be sufficient.
CVLY. The articles of incorporation of CVLY provide that any action, including mergers, consolidations, liquidations or dissolutions of CVLY, will be valid and effective upon the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of CVLY. However, with respect to any transaction described therewith that is approved in advance by at least 80% of the members of the board of directors, the transaction will only require such shareholder approval as required by the PBCL.
Pennsylvania Anti-Takeover Provisions
Under the PBCL, certain anti-takeover provisions apply to Pennsylvania “registered corporations” (e.g., publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. The PBCL allows registered corporations to opt-out of any of these anti-takeover provisions. ORRF is a registered corporation under the PBCL and has opted out of the anti-takeover provision listed in (iv) above. CVLY is not a registered corporation and is therefore not subject to these anti-takeover provisions. A general summary of the applicable anti-takeover provisions is set forth below.
Control Share Acquisitions. The PBCL limits control share acquisitions relating to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.
The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the request for the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights: (i) the approval of an absolute majority of all voting power must be obtained, and all voting shares are entitled to participate in this vote; and (ii) the approval of an absolute majority of all disinterested shareholders must be obtained.
For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.
Disgorgement of Profits by Certain Controlling Persons. The PBCL regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.
Business Combination Transactions with Interested Shareholders. The PBCL prohibits certain business combinations with certain “interested shareholders,” persons who acquire the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors. A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:
•
the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or
•
the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.
Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. The PBCL regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, which is not reflected in such price.
Forum Selection Bylaw
ORRF. The exclusive jurisdiction under the ORRF bylaws is Pennsylvania.
CVLY. The CVLY bylaws do not feature a forum selection provision.
Indemnification and Limited Liability
Under the PBCL, a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding must be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. Further, under the PBCL, unless otherwise restricted in its bylaws, a business corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Neither ORRF’s nor CVLY’s bylaws deviate from this standard.
ORRF. ORRF’s bylaws provide that no director of the corporation shall be personally liable for monetary damages as such for any action taken or any failure to take any action unless: (a) the director has breached or failed to perform the duties of his or her office relating to standard of care and justifiable reliance, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, this limitation on liability does not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, state or federal law.
CVLY. CVLY’s bylaws provide that no director shall not be personally liable for monetary damages as such for any action taken or for any failure to take any action, unless: (a) the director has breached or failed to perform the duties of his office under the director’s standard of care and consideration of the best interests of CVLY, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, this limitation on liability does not apply to the responsibility or liability of a director pursuant to a criminal statute, or the liability of a director for the payment of taxes pursuant to local, state or federal law.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma combined consolidated financial information has been prepared using the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), giving effect to the proposed merger of CVLY with and into ORRF, with ORRF as the surviving corporation. Under this method, CVLY’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of ORRF. Any difference between the purchase price for CVLY and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives to be recorded by ORRF in connect with the merger will be amortized to expense over their estimated useful lives. The financial statements of ORRF issued after the merger will reflect the results attributable to the merged operations of CVLY beginning on the date of completion of the merger.
The following unaudited pro forma combined consolidated financial information is based on the separate historical financial statements of ORRF and CVLY and gives effect to the merger of ORRF and CVLY, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined consolidated financial information. The unaudited pro forma combined consolidated financial information and accompanying notes have been prepared to illustrate the effects of the merger under the acquisition method of accounting.
The unaudited pro forma combined consolidated balance sheet as of December 31, 2023, combining the audited consolidated balance sheet of ORRF as of December 31, 2023 with the audited consolidated balance sheet of CVLY as of December 31, 2023, is presented as if the ORRF and CVLY merger had occurred on December 31, 2023.
The unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2023, combining the audited consolidated statement of operations of ORRF for the year ended December 31, 2023 with the audited consolidated statement of operations of CVLY for the year ended December 31, 2023, is presented as if the merger had occurred on January 1, 2023.
The unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Information, which requires the depiction of the accounting for the transaction, which we refer to as transaction accounting adjustments. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:
•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;
•
ORRF’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2023, included in ORRF’s Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/prospectus; and

•
CVLY’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2023, included in CVLY’s Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined consolidated financial statements were prepared with ORRF as the accounting acquirer and CVLY as the accounting acquiree under the acquisition method of accounting. Accordingly, the consideration paid by ORRF to complete the merger with CVLY will be allocated to ORRF’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not been finalized at this time; however, preliminary significant valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited pro forma financial statements.

Upon completion of the merger, a final determination of the fair value of CVLY’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma combined financial information. The total estimated purchase price for the purpose of this pro forma financial information is $223.8 million, which is based on ORRF’s closing common stock price of $26.25 as of March 27, 2024.
Unaudited Pro Forma Combined Consolidated Balance Sheet December 31, 2023 (in thousands)
	ORRF Historical	CVLY Historical	Transaction Accounting Adjustments		Combined Pro Forma
Assets
Cash and due from banks	$32,586	$22,809	$—		$55,395
Interest-bearing deposits with banks	32,575	10,882	—		43,457
Cash and cash equivalents	65,161	33,691	—		98,852
Restricted investments in bank stocks	11,992	3,146	—		15,138
Securities available for sale	513,519	349,767	—		863,286
Loans held for sale	5,816	822	—		6,638
Loans	2,298,313	1,705,608	(84,700)	(C)(J)	3,919,221
Less: Allowance for credit losses	(28,702)	(20,506)	6,306	(D)(J)	(42,902)
Net loans	2,269,611	1,685,102	(78,394)		3,876,319
Premises and equipment, net	29,393	19,563	—		48,956
Cash surrender value of life insurance	73,204	61,998	—		135,202
Accrued interest receivable	13,630	7,992	—		21,622
Goodwill	18,724	2,301	31,979	(E)(L)	53,004
Other intangibles assets, net	2,414	—	56,700	(F)	59,114
Deferred tax assets, net	22,017	16,198	3,035	(G)	41,250
Other assets	38,759	14,218	—		52,977
Total assets	$3,064,240	$2,194,798	$13,320		$5,272,358
Liabilities
Deposits:
Noninterest-bearing	$430,959	$379,288	$—		$810,247
Interest-bearing	2,127,855	1,494,054	(6,400)	(H)	3,615,509
Total deposits	2,558,814	1,873,342	(6,400)		4,425,756
Securities sold under agreements to repurchase and federal funds purchased	9,785	10,799	—		20,584
FHLB advances and other borrowings	137,500	57,262	—		194,762
Subordinated notes	32,093	30,845	(1,500)	(I)	61,438
Other liabilities	60,992	22,945	20,481	(K)	104,418
Total liabilities	2,799,184	1,995,193	12,581		4,806,958
Stockholders’ Equity
Preferred stock	—	—	—		—
Common stock	583	24,709	(24,266)	(A)(M)	1,026
Additional paid-in capital	189,027	142,633	80,723	(A)(M)	412,383
Retained earnings	117,667	68,633	(92,088)	(B)(M)	94,212
Accumulated other comprehensive loss	(28,476)	(31,082)	31,082	(M)	(28,476)
Treasury stock	(13,745)	(5,288)	5,288	(M)	(13,745)
Total stockholders’ equity	265,056	199,605	739		465,400
Total liabilities and stockholders’ equity	$3,064,240	$2,194,798	$13,320		$5,272,358
See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information. See Note 4 for explanation and descriptions of transaction accounting adjustments.

Unaudited Pro Forma Combined Consolidated Statement of Income for the year ended December 31, 2023
(in thousands)
	ORRF Historical	CVLY Historical	Transaction Accounting Adjustments		Combined Pro Forma
Interest income
Loans	$126,595	$100,804	$21,175	(N)	$248,574
Investment securities	21,493	10,728	6,557	(O)	38,778
Short-term investments	1,809	1,766	—		3,575
Total interest income	149,897	113,298	27,732		290,927
Interest expense
Deposits	37,510	30,754	3,200	(P)	71,464
Securities sold under agreements to repurchase and federal funds purchased	114	1,237	—		1,351
FHLB advances and other borrowings	5,350	839	—		6,189
Subordinated notes	2,017	1,476	300	(Q)	3,793
Total interest expense	44,991	34,306	3,500		82,797
Net interest income	104,906	78,992	24,232		208,130
Provision for credit losses	1,682	145	8,500	(R)	10,327
Net interest income after provision for credit losses	103,224	78,847	15,732		197,803
Noninterest income
Service charges on deposit accounts	4,866	2,338	—		7,204
Interchange income	3,873	3,815	—		7,688
Swap fee income	1,039	751	—		1,790
Wealth management income	11,340	6,337	—		17,677
Mortgage banking activities	591	315	—		906
Income from life insurance	2,482	1,452	—		3,934
Other income	1,508	1,844	—		3,352
Investment securities losses	(47)	(388)	—		(435)
Total noninterest income	25,652	16,464	—		42,116
See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information. See Note 4 for explanation and descriptions of transaction accounting adjustments.

Unaudited Pro Forma Combined Consolidated Statement of Income for the year ended December 31, 2023
(in thousands)
	ORRF Historical	CVLY Historical	Transaction Accounting Adjustments		Combined Pro Forma
Noninterest expenses
Salaries and employee benefits	50,983	37,974	—		88,957
Occupancy, furniture and equipment	9,593	7,075	—		16,668
Data processing	4,913	4,042	—		8,955
Automated teller and interchange fees	1,252	1,976	—		3,228
Advertising and bank promotions	2,157	2,951	—		5,108
FDIC insurance	1,960	983	—		2,943
Professional services	2,905	1,839	—		4,744
Taxes other than income	1,050	—	—		1,050
Intangible asset amortization	953	2	10,307	(S)	11,262
Merger related expenses	1,059	956	25,443	(T)	27,458
Other operating expenses	7,018	5,670	—		12,688
Total noninterest expenses	83,843	63,468	35,750		183,061
Income before income tax expense (benefit)	45,033	31,843	(20,018)		56,858
Income tax expense (benefit)	9,370	6,870	(3,768)	(U)	12,472
Net income	$35,663	$24,973	($16,250)		$44,386
See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information. See Note 4 for explanation and descriptions of transaction accounting adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of Pro Forma Presentation
The unaudited pro forma combined consolidated balance sheet as of December 31, 2023 and the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2023 are based on the historical financial statements of ORRF and CVLY after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. Such financial statements do not reflect cost savings or operating synergies expected to result from the merger, the costs to achieve these cost savings or operating synergies, or any anticipated disposition of assets that may result from the integration of the operations of both companies.
Certain historical financial information has been reclassified to conform to the current presentation.
The transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805. In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the merger consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties after the merger date generally affect income tax expense. Subsequent to the completion of the merger, ORRF and CVLY will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company. For those assets in the combined company that will be phased out or will no longer be used, additional amortization, depreciation and possibly impairment charges may be recorded after management completes the integration plan.
The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.
Note 2 — Preliminary Estimated Merger Consideration
Under the terms of the merger agreement, CVLY stockholders will be entitled to receive 0.875 shares of ORRF common stock for each share of CVLY common stock.
Based on the number of CVLY common stock shares outstanding as of March 27, 2024, the preliminary estimated merger consideration is as follows. The unvested restricted stock units as March 27, 2024 are anticipated to vest at the closing of the merger.
(dollars are in thousands, except per share data)
Number of shares of CVLY common stock outstanding	9,662,378
Number of CVLY’s unvested restricted stock units	81,266
Total number of shares and units	9,743,644
Per common share exchange ratio	0.875
Number of shares of ORRF common stock — as exchanged	8,525,689
Multiplied by ORRF common stock price per common share	$26.25
Preliminary estimated merger consideration for CVLY	$223,799
Note 3 — Preliminary Estimated Merger Consideration Allocation
Under the acquisition method of accounting, the total merger consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of CVLY based on their estimated fair value as of the closing of the merger. The excess of the merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the estimated merger consideration with regard to CVLY is preliminary because the proposed merger has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the merger consideration allocation adjustments will remain preliminary until ORRF management determines the final merger consideration and the fair values of the assets acquired and liabilities assumed. The final determination of the merger consideration allocation is anticipated to be completed as soon as practicable after the completion of the CVLY and ORRF merger and will be based on the value of the ORRF common stock at the closing of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma combined consolidated financial statements.
The total preliminary estimated merger consideration as shown in the tables above is allocated to CVLY’s tangible and intangible assets and liabilities based on their preliminary estimated fair values as follows (dollars are in the thousands).
CVLY
Preliminary estimated merger consideration for CVLY	$223,799
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$33,691
Restricted investments in bank stocks	3,146
Securities available for sale	349,767
Loans held-for-sale	822
Loans, net of allowance for credit losses (“ACL”)	1,615,208
Premises and equipment, net	19,563
Cash surrender value of life insurance	61,998
Accrued interest receivable	7,992
Other intangibles	56,700
Deferred income tax asset, net	17,363
Other assets	14,218
Deposits	(1,866,942)
Securities sold under agreements to repurchase	(10,799)
FHLB advances and other borrowings	(57,262)
Subordinated notes	(29,345)
Other liabilities	(26,601)
Total identifiable net assets	$189,519
Goodwill	$34,280
Approximately $56.7 million has been preliminarily allocated to amortizable intangible assets acquired. The amortization related to the preliminary fair value of net amortizable intangible assets is reflected as a transaction accounting adjustment to the unaudited pro forma combined consolidated financial statements.
Identifiable intangible assets. The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is allocated to core deposit intangibles.
Goodwill. Goodwill represents the excess of the preliminary estimated merger consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets are the experience and expertise of personnel, operations, customer base and organizational cultures that can be leveraged to enable the combined company to build an enterprise greater than the sum of its parts. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of the impairment during the period in which the determination is made.
Note 4 — Preliminary Unaudited Pro Forma and Merger Accounting Adjustments
The unaudited pro forma financial information is not necessarily indicative of what the financial position of ORRF would have been had the merger been completed at the date indicated. Such information includes adjustments that are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-merger periods. The unaudited pro forma financial information does not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the merger.
The following unaudited transaction accounting adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities, and commitments that ORRF, as the acquirer, will acquire from CVLY. The descriptions related to these preliminary adjustments are as follows (dollars are in thousands):
Balance Sheet — the explanations and descriptions below are referenced to the December 31, 2023 Unaudited Pro Forma Combined Consolidated Balance Sheet on page 116.
Pro Forma Adjusting Entries (Balance Sheet):		Debit ($)	Credit ($)
A	Common stock		443
A	Additional paid-in capital		223,356
B	Retained earnings	23,455
C	Loans		90,400
D	Allowance for credit losses	20,506
E	Preliminary goodwill assessment	34,280
F	Other intangibles — core deposit intangible (“CDI”)	56,700
G	Deferred tax asset, net	3,035
H	Interest-bearing deposits	6,400
I	Subordinated notes	1,500
J	Loans	5,700
J	Allowance for credit losses		14,200
K	Other liabilities		20,481
L	Goodwill		2,301
M	Common stock	24,709
M	Additional paid-in capital (“APIC”)	142,633
M	Retained earnings	68,633
M	Accumulated other comprehensive loss		31,082
M	Treasury stock		5,288
A
ORRF common shares issued to stockholders of CVLY representing the total merger consideration. For the purpose of this pro forma presentation, common stock is the number of ORRF shares to be issued to CVLY stockholders multiplied by the par value of $0.05205. Additional paid-in capital is the difference between preliminary estimated merger consideration for CVLY and common stock. The value of a share of ORRF common stock was assumed to equal its closing price on March 27, 2024, as reported by NASDAQ ($26.25 per common share).

Transaction accounting adjustment for common stock		Balance Sheet December 31, 2023
Reversal of CVLY common stock		($24,709)
Number of shares of ORRF common stock issued at March 27, 2024	8,525,689
Par value of ORRF common stock	$0.05205
Par value of ORRF shares issued for merger		443
Total transaction accounting adjustment for common stock		($24,266)

Transaction accounting adjustment for APIC		Balance Sheet December 31, 2023
Reversal of CVLY common stock to APIC		$24,709
Reversal of CVLY retained earnings to APIC		68,633
Reversal of CVLY accumulated other comprehensive loss to APIC		(31,082)
Reversal of CVLY treasury stock to APIC		(5,288)
		$56,972
Issued and outstanding shares of CVLY common stock	9,743,644
Exchange ratio	0.875
Number of ORRF common stock issued on March 27, 2024	8,525,689
Closing price of ORRF common stock on March 27, 2024	$26.25
Purchase price consideration for common stock	$223,799
Less: par value of ORRF common stock	443
APIC adjustment for ORRF common stock issued	$223,356
Less: CVLY shareholders’ equity	199,605
Net adjustment to APIC for stock consideration		23,751
Total transaction accounting adjustment for APIC		$80,723
B
Adjustment to retained earnings for the impact to earnings for the estimated one-time merger expenses to be paid in conjunction with the merger, net of the related tax benefit, of $16.8 million, and the allowance for credit losses for acquired non-purchase credit deteriorated (“PCD”) loans, net of the related tax benefit, of $6.6 million.

Transaction accounting adjustment for retained earnings	Balance Sheet December 31, 2023
Reversal of CVLY retained earnings	($68,633)
Provision for credit fair value mark assigned to Non-PCD loans	(6,630)
ORRF merger-related expenses	(16,825)
Total transaction accounting adjustment for retained earnings	($92,088)
C	Adjustment to loans held for investment to reflect the preliminary estimated fair value.
Fair value adjustment on loans acquired:	Balance Sheet December 31, 2023	Statement of Income December 31, 2023
Interest rate fair value mark assigned to Non-PCD loans	($62,100)	($15,525)
Interest rate fair value mark assigned to PCD loans	(14,100)	(3,525)
Total interest rate fair value mark for loans	(76,200)	(19,050)
Credit fair value mark assigned to Non-PCD loans	(8,500)	(2,125)
Credit fair value mark assigned to PCD loans	(5,700)	(1,425)
Total credit fair value mark for loans	(14,200)	(3,550)
Total fair value adjustments for loans	(90,400)	(22,600)
Fair value of PCD loans assigned to ACL	5,700	1,425
Total loan adjustments	($84,700)	($21,175)

D	Adjustment to allowance for credit losses to reflect the reversal of CVLY’s allowance for credit losses.
Adjustment to the allowance for credit losses:	Balance Sheet December 31, 2023	Statement of Income December 31, 2023
Reversal of existing ACL	$20,506	$—
Fair value of PCD loans assigned to ACL	(5,700)	—
Provision for estimated lifetime credit losses for non-PCD loans	(8,500)	8,500
Total adjustment to the ACL	$6,306	$8,500
E	Adjustment to reflect the preliminary estimated goodwill generated as a result of consideration paid in excess of the fair value of the net assets acquired.
F	Adjustment to reflect the preliminary estimate of the core deposit intangible.
G
Adjustments to reflect the net deferred tax asset generated by the net fair value adjustments and existing pre-merger timing differences using an assumed effective tax rate of 22% totaling $1.2 million and the deferred tax effect of the allowance for credit losses for acquired non-PCD loans totaling $1.9 million.

H	Adjustment to time deposits to reflect preliminary estimated fair value.
I	Adjustment to subordinated notes to reflect preliminary estimated fair value.
J
Adjustment to reclassify the purchased credit deteriorated portion of the loan credit marks from loans to the allowance for credit losses of $5.7 million and the allowance for credit losses for acquired non-PCD loans of $8.5 million.

K	Adjustments to other liabilities for an estimate of merger-related expenses, which would have been incurred by both ORRF and CVLY if the merger closed on December 31, 2023.
L	Adjustments to reflect the reversal of existing fair value adjustments to goodwill; at CVLY from a previous acquisition.
M	Reflects the reversal of shareholders’ equity.

Income Statements — the explanations and descriptions below are referenced to the Unaudited Pro Forma Combined Consolidated Statements of Operations for the year ended December 31, 2023.
Income Statement — Transaction Accounting Adjustments
		Year Ended December 31, 2023
Pro Forma Adjusting entries (Income Statements) (dollars are in thousands)		Debit ($)	Credit ($)
N	Preliminary estimate of loan interest accretion of fair value adjustment at merger date		21,175
O	Preliminary estimates of the fair value adjustments on investment securities at merger date		6,557
P	Preliminary estimate of time deposits amortization of fair value adjustment at merger date	3,200
Q	Preliminary estimate of subordinated notes amortization of fair value adjustment at merger date	300
R	Provision for credit losses related to non-PCD acquired loans	8,500
S	Remove amortization of existing CDI		2
S	Preliminary estimate of amortization of new CDI	10,309
T	Merger expenses expected to be incurred during first year of merger, net	25,443
U	Income tax benefit of transaction accounting adjustments		3,768
N
Represents the interest income accretion related to the preliminary estimate of the fair value adjustments of the loans acquired pursuant to the merger, which will be substantially recognized over the expected life of the loans estimated at four years using the straight-line method.

O
Represents the investment securities amortization related to preliminary estimates of the fair value adjustments on investment securities pursuant to the merger, which will be amortized into income based on the expected life of securities using the straight-line method over an average of six years. Securities available-for-sale were recorded at fair value at December 31, 2023, therefore no balance sheet adjustment is necessary.

P
Represents the time deposit amortization related to preliminary estimates of the fair value adjustments on the time deposits pursuant to the merger, which will be amortized based upon the maturities of the interest-bearing time deposits using the straight-line method over an estimate of two years.

Q
Represents CVLY’s subordinated notes amortization related to preliminary estimates of the fair value adjustments on the subordinates notes pursuant to the merger, which will be amortized over the life of the subordinated notes using the straight-line method over five years.

R	Represents the provision for credit losses related to non-PCD acquired loans.
S
Represents the CDI amortization related to preliminary estimates of the fair value adjustments on the deposits acquired pursuant to the merger, which will be amortized over the expected life of ten years using the sum of the year’s digits method.

T
Represents the one time-merger-related expenses totaling $27.4 million expected to be incurred during the first year of merger, partially offset by merger expenses incurred in 2023 totaling $2.0 million, which would have been recognized in 2022 if the merger had closed on January 1, 2023.

U
Adjustment to reflect the income tax provision of the transaction accounting adjustments using an effective tax rate of approximately 22%, which includes the impact of the of non-deductible merger-related expenses.

Note 5 — Earnings per Common Share
Unaudited pro forma earnings per common share for the year ended December 31, 2023 have been calculated using ORRF’s historic weighted average common shares outstanding plus the common shares estimated to be issued to CVLY’s stockholders in the merger.
The pro forma combined net income includes the impact of the merger-related expenses expected to be incurred during the first year of the merger.
The following table sets forth the calculation of basic and diluted unaudited pro forma earnings per common share for the year ended December 31, 2023.
	Year Ended December 31, 2023
(dollars are in thousands, except per share data)	Basic	Diluted
Pro forma net income available to common stockholders	$44,386	$44,386
Weighted average common shares outstanding:
ORRF	10,339,937	10,434,818
Common shares issued to CVLY stockholders at March 27, 2024	8,525,689	8,525,689
Pro forma weighted average common shares outstanding	18,865,626	18,960,506
Pro forma net income per common share	$2.35	$2.34

DESCRIPTION OF ORRF CAPITAL STOCK
ORRF common stock is the only class of ORRF securities registered under Section 12 of the Exchange Act. ORRF common stock is traded on the Nasdaq under the symbol “ORRF.” The following is a description of the material terms and provisions of the ORRF common stock. It may not contain all the information that is important to you. Therefore, you should read ORRF’s articles of incorporation and bylaws, copies of which have been filed with SEC and are also available upon request from ORRF, see the section of the joint proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 130.
Authorized Shares
ORRF’s articles of incorporation provide that we may issue up to 50,000,000 shares of ORRF common stock and 500,000 shares of preferred stock, $1.25 par value per share.
Issued and Outstanding Shares
At [•], 2024, there were [•] shares of ORRF common stock issued and outstanding, held of record by approximately [•] shareholders. At [•], 2024, there were no shares of preferred stock issued and outstanding. The transfer agent and registrar for ORRF common stock is Continental Stock Transfer & Trust Company.
Preferred Stock
The ORRF articles of incorporation give the ORRF board is authorized to issue up to 500,000 shares of preferred stock, par value $1.25 per share, in one or more series, without shareholder approval. The ORRF board has the discretion to determine the designations, rights, preferences, privileges, qualifications and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, liquidation preferences and sinking fund terms, of each series of preferred stock, any or all of which may be greater than the rights of ORRF common stock.
Shareholder Liability
All outstanding shares of ORRF common stock are fully paid and non-assessable. Under the PBCL, shareholders generally are not personally liable for a corporation’s acts or debts.
Dividends; Liquidation; Dissolution
Subject to the preferential rights of any other shares or series of capital stock, holders of shares of ORRF common stock are entitled to receive dividends on shares of ORRF common stock if, as and when authorized and declared by the ORRF board out of funds legally available for dividends and to share ratably in the assets of ORRF legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of ORRF.
Voting Rights
Each outstanding share of ORRF common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Unless a larger vote is required by law, ORRF’s articles of incorporation or bylaws, when a quorum is present at a meeting of shareholders, the affirmative vote of a majority of the shares present shall decide any question. Except as otherwise required by law or except as provided with respect to any other class or series of capital stock, the holders of ORRF common stock possess the exclusive voting power. There is no cumulative voting in the election of directors. ORRF’s board of directors is classified into three classes with each class as nearly equal in number as possible. This means, in general, that one-third of the members of the ORRF board are subject to re-election at each annual meeting of shareholders.
Preemptive Rights; Redemption
Holders of ORRF common stock have no conversion, sinking fund or redemption rights or preemptive rights to subscribe for any of our classes of stock.

Anti-Takeover Provisions
ORRF’s articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of ORRF. Among other things, these provisions:
•	Empower the ORRF board, without shareholder approval, to issue shares of preferred stock the terms of which, including voting power, would be set by the ORRF board;
•	Divide the ORRF board into three classes serving staggered three-year terms;
•	Authorize the ORRF board to oppose a tender or other offer for ORRF’s securities if the ORRF board determines that such an offer should be rejected;
•
Require the affirmative vote of holders of at least 75% of the outstanding shares of ORRF common stock to approve any merger or consolidation, or any sale or other disposition of all or substantially all of the assets of ORRF, with or to a shareholder of ORRF who, directly or indirectly, has voting control over 10% or more of any class of shares of ORRF or with or to an entity which, directly or indirectly, is controlled by such a shareholder, unless such transaction is approved in advance by at least 75% of the members of the ORRF board, in which case such transaction shall require only such shareholder approval, if any, as may be required pursuant to the PBCL as in effect from time to time, and require the affirmative vote of holders of at least 75% of the outstanding shares of ORRF common stock to amend this requirement;

•
Provide that, if any person (including any individual, corporation, partnership or other entity) directly or indirectly acquires shares of ORRF entitling the owner to cast at least 10% of the votes which all shareholders would be entitled to cast in the election of directors of the corporation, then any business combination (including a plan of merger or consolidation) with such person or an entity directly or indirectly controlled by such person shall require such person to offer to pay the other shareholders of the corporation at least the highest price paid directly or indirectly by such person for any of the shares then directly or indirectly owned by such person (for purposes of this provision “price” shall mean the sum of any cash and the fair value of any other consideration paid for any of such shares);

•	Do not provide for cumulative voting in the election of directors; and
•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

LEGAL MATTERS
The validity of the ORRF common stock to be issued in the merger has been passed upon by Pillar Aught LLC, counsel to ORRF. Holland and Knight LLP, on behalf of CVLY, and Goodwin Procter LLP, on behalf of ORRF, have passed upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
EXPERTS
The consolidated financial statements of ORRF incorporated in this proxy statement/prospectus by reference to ORRF’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of CVLY incorporated in this proxy statement/prospectus by reference to CVLY’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
HOUSEHOLDING
The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for joint proxy statement/prospectuses with respect to two or more shareholders sharing the same address by delivering a single joint proxy statement/prospectus addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. ORRF and CVLY will mail only one copy of the joint proxy statement/prospectus to multiple shareholders sharing the same address. Once you have received notice from your broker, ORRF or CVLY that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you hold your shares in street name and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your broker, bank, trustee or other nominee. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

FUTURE SHAREHOLDER MEETINGS
ORRF
ORRF intends to hold its 2024 annual meeting of shareholders on April 30, 2024. ORRF Shareholders may submit proposals on matters appropriate for shareholder action at future annual meetings by following the rules of the SEC and the ORRF bylaws. Proposals intended for inclusion in the proxy statement for the 2025 annual meeting must be received by ORRF not later than November 22, 2024. In addition, in order to be considered for possible action by the shareholders at the 2025 Annual Meeting of Shareholders, proposals, including shareholder nominations for director, must be submitted to the Secretary of ORRF not later than November 22, 2024. All proposals should be addressed to the Secretary of ORRF.
To comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominations other than ORRF’s nominees must provide notice that sets forth the information in Rule 14a-19 under the Exchange Act no later than March 1, 2025.
CVLY
CVLY held its 2023 annual meeting of shareholders on May 16, 2023. CVLY does not anticipate holding a 2024 annual meeting of shareholders (the “CVLY 2024 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, CVLY may hold an annual meeting in 2024. Any CVLY shareholder nominations or proposals for other business intended to be presented at the CVLY 2024 annual meeting must be submitted to CVLY as set forth below.
In order for a CVLY shareholder proposal for the CVLY 2024 annual meeting to be eligible for inclusion in CVLY’s proxy statement pursuant to SEC Rule 14a-8, CVLY must have received the proposal and supporting statements at its principal executive offices at 105 Leader Heights Road, York, Pennsylvania 17403 no later than December 17, 2023, unless the date of CVLY’s 2024 annual meeting is changed by more than 30 calendar days from May 16, 2024, the one-year anniversary of the CVLY 2023 annual meeting of shareholders, in which case the proposal must be received a reasonable time before CVLY begins to print and send its proxy materials. A CVLY shareholder must provide its proposal to CVLY in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to Daniel R. Stolzer, Executive Vice President, General Counsel and Corporate Secretary, Codorus Valley Bancorp, Inc., 105 Leader Heights Road, York, Pennsylvania 17403.
For any proposal that is not submitted for inclusion in the proxy statement for the CVLY 2024 annual meeting, and is instead sought to be presented directly at the CVLY 2024 annual meeting, CVLY’s bylaws require shareholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in Section 2.6(b) of CVLY’s bylaws, must be given not fewer than 90 days nor greater than 120 days before the first anniversary of the date of CVLY’s proxy statement release to shareholders in connection with the preceding year’s annual meeting. If notice is not received by CVLY within this timeframe, CVLY will consider such notice untimely. Under Rule 14a-4(c)(1) of the Exchange Act, if any shareholder proposal intended to be presented at the CVLY 2024 annual meeting without inclusion in the CVLY proxy statement is received within the required timeframe and is properly presented, then a proxy will have the ability to confer discretionary authority to vote on the proposal.

WHERE YOU CAN FIND MORE INFORMATION
ORRF and CVLY file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including ORRF and CVLY, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by ORRF, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the “Investor Relations” section of ORRF’s website at https://investors.orrstown.com/Docs, or, alternatively, by directing a request to ORRF’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9452, or via e-mail to orrf@allianceadvisors.com, and documents filed with the SEC by CVLY will be available free of charge by accessing CVLY’s website at https://ir.peoplesbanknet.com/filings/Docs/default.aspx or, alternatively, by directing a request to CVLY’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at (833) 814-9448, or via e-mail to cvly@allianceadvisors.com. The web addresses of the SEC, ORRF and CVLY are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not a part of this joint proxy statement/prospectus.
ORRF has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to ORRF common stock to be issued in the merger. This document constitutes the prospectus of ORRF filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows ORRF and CVLY to incorporate by reference into this document such documents filed with the SEC by ORRF and CVLY. This means that ORRF and CVLY can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information ORRF and CVLY file with the SEC will update and supersede that information. ORRF and CVLY incorporate by reference the documents listed below and any documents filed by ORRF and CVLY under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date the offering is terminated:
ORRF Filings
•	Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 14, 2024;
•
Definitive Proxy Statement on Schedule 14A, filed on March 22, 2024 (only those portions that have been incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2023); and

•
The description of ORRF common stock contained in its Registration Statement on Form 8A/A, filed with the SEC on January 28, 2010, and any amendment or report filed for the purpose of updating such description.

CVLY Filings
•	Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 12, 2024;
•	Amendment to the Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 14, 2024;
•	Current Reports on Form 8-K filed on January 10, 2024 (other than the portion of these documents deemed not to be filed).
Notwithstanding the foregoing, information furnished by ORRF or CVLY on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about ORRF and CVLY from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is publicly available at the SEC’s EDGAR website at www.sec.gov and will be made available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus free of charge by requesting them in writing or by telephone.
If you are an ORRF shareholder, you may contact ORRF or ORRF’s proxy solicitor at the following addresses or telephone numbers listed below:
Orrstown Financial Services, Inc. 77 East King Street Shippensburg, PA 17257 (888) 677-7869 Attn: Investor Relations	Alliance Advisors, LLC 200 Broadacres Drive 3rd Floor Bloomfield, NJ 07003 Toll Free: (833) 814-9452 orrf@allianceadvisors.com
If you are a CVLY shareholder, you may contact CVLY or CVLY’s proxy solicitor at the following addresses or telephone numbers listed below:
Codorus Valley Bancorp, Inc. Codorus Valley Corporate Center 105 Leader Heights Road York, PA 17403 (717) 747-1519 Attn: Investor Relations	Alliance Advisors, LLC 200 Broadacres Drive 3rd Floor Bloomfield, NJ 07003 Toll Free: (833) 814-9448 cvly@allianceadvisors.com
If you would like to request documents, please do so by [•] in order to receive them before the applicable special meeting of shareholders.
You should only rely on the information contained or incorporated by reference into this document. We have not authorized anyone to provide shareholders of ORRF and CVLY with different information. The document is dated [•], 2024. Shareholders of ORRF and CVLY should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to ORRF or CVLY shareholders nor the issuance by ORRF of ORRF common stock in connection with the transactions contemplated by the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding ORRF has been provided by ORRF and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding CVLY has been provided by CVLY.

APPENDIX A
AGREEMENT AND PLAN OF MERGER

by and between

ORRSTOWN FINANCIAL SERVICES, INC.

and

CODORUS VALLEY BANCORP, INC.

Dated as of December 12, 2023

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of December 12, 2023 (this “Agreement”), by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”).
RECITALS
WHEREAS, the Board of Directors of ORRF (the “ORRF Board”) and the Board of Directors of CVLY (the “CVLY Board”) have each determined that it is in the best interests of their respective corporations and shareholders to enter into this Agreement and to consummate the strategic business combination provided for herein;
WHEREAS, as a condition to the willingness of ORRF to enter into this Agreement, each of the directors and executive officers of CVLY (the “CVLY Voting Agreement Shareholders”) has entered into a CVLY Voting Agreement, dated as of the date hereof, with ORRF (each a “CVLY Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each CVLY Voting Agreement Shareholder has agreed, among other things, to vote such CVLY Voting Agreement Shareholder’s shares of common stock, $2.50 par value per share, of CVLY (“CVLY Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in CVLY Voting Agreement;
WHEREAS, as a condition to the willingness of CVLY to enter into this Agreement, each of the directors and executive officers of ORRF (the “ORRF Voting Agreement Shareholders”) has entered into an ORRF Voting Agreement, dated as of the date hereof, with ORRF (each a “ORRF Voting Agreement”), substantially in the form attached hereto as Exhibit B, pursuant to which each ORRF Voting Agreement Shareholder has agreed, among other things, to vote such ORRF Voting Agreement Shareholder’s shares of common stock, no par value per share, of ORRF (“ORRF Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the ORRF Voting Agreement;
WHEREAS, ORRF and CVLY intend to effect a merger (the “Merger”) of CVLY with and into ORRF in accordance with this Agreement and the Pennsylvania Business Corporation Law (the “PBCL”), with ORRF to be the surviving entity in the Merger;
WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the PBCL and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time (as defined in Section 1.2), CVLY shall merge with and into ORRF, the separate corporate existence of CVLY shall cease, and ORRF shall survive (ORRF, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”).
1.2 Effective Time. On the Closing Date (as defined in Section 1.4), as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, ORRF and CVLY shall execute and file with the Secretary of the Commonwealth of Pennsylvania a statement of merger in a form reasonably satisfactory to ORRF and CVLY, in accordance with the PBCL. The Merger shall become effective on the date and at the time specified of such filing (the “Effective Time”).
1.3 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the PBCL and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of CVLY shall be vested in and assumed by the Surviving Corporation.

1.4 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place by mail or electronic delivery, or, at the option of ORRF, at the offices of Goodwin Procter LLP, 1900 N Street, N.W., Washington, DC 20036, on a date to be specified by the parties, which shall be no later than five Business Days (as defined in Section 9.3) after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.” Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by ORRF and CVLY.
1.5 Articles of Incorporation and Bylaws. The Articles of Incorporation of ORRF, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of ORRF, as amended as set forth in Exhibit C (the “Bylaws Amendment”), shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.
1.6 Directors of the Surviving Corporation. The directors of the Surviving Corporation shall be as set forth in Section 6.22, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.
1.7 Officers of the Surviving Corporation. The executive officers of the Surviving Corporation shall be as set forth in Section 6.22, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.
1.8 Bank Merger. ORRF intends to cause the Merger of PeoplesBank, A Codorus Valley Company (the “CVLY Bank”) with and into Orrstown Bank (“ORRF Bank”), with ORRF Bank as the surviving institution (the “Bank Merger”). Following the execution and delivery of this Agreement, ORRF will cause ORRF Bank, and CVLY will cause CVLY Bank, to execute and deliver an agreement and plan of merger in the form attached hereto as Exhibit D (the “Bank Merger Agreement”), effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law (the “Bank Merger Effective Time”). It is intended that the Bank Merger qualify as a “reorganization” under Section 368(a) of the Code, and that the agreement and plan of merger in respect of the Bank Merger constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
1.9 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE II

MERGER CONSIDERATION AND EXCHANGE PROCEDURES
2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of ORRF, CVLY or any shareholder of CVLY:
  (a) Each share of ORRF Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
  (b) Each share of CVLY Common Stock held in the treasury of CVLY (“Treasury Stock”) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.
  (c) Each share of CVLY Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to 0.875 shares (the “Exchange Ratio”) of ORRF Common Stock (the “Merger Consideration”).
2.2 Rights as Shareholders; Stock Transfers. All shares of CVLY Common Stock, when converted as provided in Section 2.1(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each certificate or direct registration statement (a “Certificate”) previously evidencing such shares shall thereafter represent only the right to receive, for each such share of CVLY Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of ORRF Common Stock in accordance with Section 2.3. At the Effective Time, holders of CVLY Common Stock shall cease to be, and shall have no rights as, shareholders of CVLY, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of ORRF Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of CVLY of shares of CVLY Common Stock, other than transfers of CVLY Common Stock that have occurred prior to the Effective Time.
2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of ORRF Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, ORRF shall pay to each holder of a fractional share of ORRF Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of ORRF Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten consecutive trading days ending on the fifth Business Day immediately prior to the Closing Date, rounded to the nearest whole cent.
2.4 Withholding. Each of the Exchange Agent (as defined below) and ORRF will be entitled to deduct and withhold from any amounts payable (including ORRF Common Stock deliverable) pursuant to this Agreement to any holder or former holder of shares of CVLY Common Stock such amounts as it is required to be deducted or withheld therefrom pursuant to any Tax laws. The parties hereto agree that, absent any change in law, no deduction or withholding is required with respect to the payment of the Merger Consideration except for any withholding required as the result of any failure to deliver any certificates or forms requested pursuant to this Agreement. To the extent that such amounts are so deducted or withheld they will be (a) paid over to the appropriate Governmental Authority for crediting to the account of the person from whom such amounts were withheld, and (b) treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
2.5 Adjustments to Preserve Tax Treatment. If either the tax opinion referred to in Section 7.2(b) or the tax opinion referred to in Section 7.3(b) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable U.S. federal income tax principles relating to reorganizations under Section 368(a) of the Code, then ORRF shall increase the Merger Consideration to the minimum extent necessary to enable the relevant tax opinions to be rendered.
2.6 Exchange Procedures.
  (a) On or before the Closing Date, for the benefit of the holders of Certificates, (i) ORRF shall cause to be delivered to a bank or trust company designated by ORRF and reasonably satisfactory to CVLY (the “Exchange Agent”), for exchange in accordance with this Article II, certificates or direct registration statements representing the shares of ORRF Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) ORRF shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of ORRF Common Stock (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).
  (b) As promptly as practicable following the Closing Date but in no event later than five Business Days following the Closing Date, and provided that CVLY has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates, a form of letter of transmittal in a form reasonably satisfactory to ORRF and CVLY (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of CVLY Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1 and 2.3 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of ORRF Common Stock (if any) to which such former holder of CVLY Common Stock shall have become entitled pursuant to this Agreement and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of ORRF Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this

Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.6(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1 and 2.3 and any unpaid dividends and distributions thereon as provided in Section 2.6(c). No interest shall be paid or accrued on (x) any cash in lieu of fractional shares or (y) any such unpaid dividends and distributions payable to holders of Certificates.
  (c) No dividends or other distributions with a record date after the Effective Time with respect to ORRF Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.6. After the surrender of a Certificate in accordance with this Section 2.6, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ORRF Common Stock represented by such Certificate.
  (d) The Exchange Agent and ORRF, as the case may be, shall not be obligated to deliver a New Certificate or New Certificates representing shares of ORRF Common Stock to which a holder of CVLY Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of CVLY Common Stock for exchange as provided in this Section 2.6, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by ORRF. If any New Certificates evidencing shares of ORRF Common Stock are to be issued in a name other than that in which the Certificate evidencing CVLY Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of ORRF Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
  (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of CVLY for 12 months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to ORRF. Any shareholders of CVLY who have not theretofore complied with Section 2.6(b) shall thereafter look only to ORRF for the Merger Consideration deliverable in respect of each share of CVLY Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of CVLY Common Stock are not surrendered on or before the day prior to the date on which such shares of ORRF Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of ORRF (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of CVLY Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. ORRF and the Exchange Agent shall be entitled to rely upon the stock transfer books of CVLY to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of CVLY Common Stock represented by any Certificate, ORRF and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
  (f) ORRF (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of CVLY Common Stock such amounts as ORRF is required to deduct and withhold under applicable law.
The parties hereto agree that, absent any change in law, no deduction or withholding is required with respect to the payment of the Merger Consideration except for any withholding required as the result of any failure to deliver any certificates or forms requested pursuant to this Agreement. Any amounts so deducted and withheld shall be (i) paid over to the appropriate Governmental Authority for crediting to the account of the person from whom such amounts were withheld and (ii) treated for all purposes of this Agreement as having been paid to the holder of CVLY Common Stock in respect of which such deduction and withholding was made by ORRF.

2.7 Anti-Dilution Provisions. In the event ORRF or CVLY changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of ORRF Common Stock or CVLY Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding ORRF Common Stock or CVLY Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to ORRF Common Stock if (i) ORRF issues additional shares of ORRF Common Stock and receives consideration for such shares in a bona fide third party transaction or (ii) ORRF issues employee or director stock grants or similar equity awards or shares of ORRF Common Stock underlying the same, in each case, to the extent permitted by the terms of this Agreement.
2.8 Options and Other Stock-Based Awards.
  (a) At the Effective Time, each option to purchase CVLY Common Stock (collectively, the “CVLY Stock Options”) under CVLY’s 2007 Long-Term Incentive Plan, as amended, and the 2017 Long-Term Incentive Plan, as amended, and any other similar plan (collectively, the “CVLY Equity Plans”) or otherwise, whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of CVLY Common Stock and shall be converted into an option to purchase a number of shares of ORRF Common Stock equal to the product of (x) the number of shares of CVLY Common Stock subject to such CVLY Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of CVLY Common Stock of such CVLY Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of ORRF Common Stock purchasable pursuant to the CVLY Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any CVLY Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of ORRF Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each CVLY Stock Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such CVLY Stock Option immediately prior to the Effective Time. At the Effective Time, the CVLY Equity Plans shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of CVLY shall be of no further force and effect and shall be deemed to be deleted.
  (b) As of the Effective Time, all timed-based restricted stock awards (“CVLY RSAs”) and time-based restricted stock unit awards (“CVLY RSUs”) granted under the CVLY Equity Plans (collectively, “CVLY Restricted Stock”) shall vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of CVLY Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Merger Consideration with respect thereto. In addition, all performance-based restricted stock awards and performance-based restricted stock unit awards (collectively, “CVLY PRSUs”) granted under the CVLY Equity Plans shall vest at the greater of: (i) an assumed achievement of all relevant performance goals at the “target” level or (ii) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the Closing Date and the award shall become vested pro rata based on the portion of the applicable performance period completed through the Closing Date.
  (c) As soon as reasonably practicable following the date of this Agreement, the CVLY Board shall adopt appropriate resolutions or take such other actions as may be required to provide that (i) the 2007 Codorus Valley Bancorp, Inc. Restated Employee Stock Purchase Plan (the “CVLY ESPP”) shall be suspended such that no new offering periods shall commence after the date of this Agreement and participants may not increase payroll deductions under the CVLY ESPP, (ii) the final offering period in effect as of the date of this Agreement will end on the earlier of (A) its regular end date and (B) such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five (5) Business Days prior to the Closing (the “Final Exercise Date”)), (iii) each CVLY ESPP participant’s accumulated contributions under the CVLY ESPP for any offering period in effect as of immediately prior to the Final Exercise Date shall be used to purchase shares of CVLY Common Stock in accordance with the terms of the CVLY ESPP as of the Final Exercise Date, (iv) the remaining balance of each participant’s account under the CVLY ESPP shall be returned to the participant in accordance with the terms of the CVLY ESPP, and (v) contingent upon the occurrence of Closing, the CVLY ESPP shall terminate on the date immediately prior to the Closing Date and no further rights shall be granted or exercised under the CVLY ESPP thereafter. All shares of CVLY Common Stock purchased on the Final Exercise Date shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.
  (d) Prior to the Closing, the CVLY Board (or, if appropriate, any committee thereof administering the CVLY Equity Plans) shall adopt such resolutions or take such other actions (including, without limitation, obtaining the consent from any applicable holders of CVLY Stock Options) as may be required to effect the foregoing provisions of this Section 2.8.
2.9 Reservation of Right to Revise Structure. ORRF may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of CVLY Common Stock, CVLY Stock Options, or CVLY Restricted Stock as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger or the receipt of the requisite Regulatory Approvals, (c) adversely affect the U.S. federal income tax treatment of holders of CVLY Common Stock in connection with the Merger, (d) require submission to or approval of CVLY’s shareholders after the plan of merger set forth in this Agreement has been approved by CVLY’s shareholders, or (e) require submission to or approval of ORRF’s shareholders after the issuance of the Merger Consideration has been approved by ORRF’s shareholders. In the event that ORRF elects to make such a change, the parties agree to execute appropriate documents to reflect the change.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CVLY
3.1 Making of Representations and Warranties.
  (a) As a material inducement to ORRF to enter into this Agreement and to consummate the transactions contemplated hereby, CVLY hereby makes to ORRF the representations and warranties contained in this Article III, subject to the standards established by Section 9.1.
  (b) On or prior to the date hereof, CVLY has delivered to ORRF a schedule (the “CVLY Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of CVLY’s representations and warranties contained in Article III or the covenants set forth in Article V and Article VI, as applicable, in response to an express disclosure requirement contained in a provision of Article III, Article V or Article VI, as applicable, or as an exception to one or more representations or warranties contained in this Article III or the covenants set forth in Article V and Article VI, as applicable; provided, however, that (i) the section numbers of the CVLY Disclosure Schedules are numbered to correspond to the section numbers of this Agreement to which they refer, (ii) no such item is required to be set forth on the CVLY Disclosure Schedule as an exception to a representation or warranty (x) to the extent that the information has been disclosed in any of the CVLY Reports (as defined below) filed after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward looking statements” disclaimer or any other statements that are similarly non- specific or cautionary, predictive or forward-looking in nature) and/or (y) if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (iii) the mere inclusion of an item in the CVLY Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CVLY that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a CVLY Material Adverse Effect. Any disclosure made in the CVLY Disclosure Schedule with respect to a section of Article III shall be deemed to qualify any other section of Article III specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize, on its face, the relevance of such disclosure to such other sections.
3.2 Organization, Standing and Authority. CVLY is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CVLY is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the regulations of the Board of Governors of the Federal Reserve System (“FRB”) promulgated thereunder. CVLY is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect (as defined in Section 9.3). A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the CVLY Disclosure Schedule.
3.3 Capitalization.
  (a) As of the date hereof, the authorized capital stock of CVLY consists solely of 1,000,000 shares of preferred stock, $2.50 par value per share, of which no shares are issued and outstanding, and 30,000,000 shares of CVLY Common Stock of which 9,883,660 shares are issued and 9,633,666 shares are outstanding, including 42,588 shares of outstanding CVLY RSAs. In addition, as of the date hereof, there are 170,995 shares of CVLY Common Stock reserved for issuance upon exercise or vesting, as applicable, of outstanding CVLY RSUs, and CVLY Stock Options. The outstanding shares of CVLY Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights and the CVLY Board has not granted or approved any such preemptive or similar rights). There are no additional shares of CVLY’s capital stock authorized or reserved for issuance, CVLY has not issued any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and CVLY does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the CVLY Voting Agreements, there are no agreements to which CVLY is a party with respect to the voting, sale or transfer, or registration of any securities of CVLY. To the Knowledge (as defined in Section 9.3) of CVLY, there are no agreements among other parties, to which CVLY is not a party, with respect to the voting or sale or transfer of any securities of CVLY. All of the issued and outstanding shares of CVLY Common Stock were issued in compliance with applicable securities laws.
  (b) There are no outstanding contractual obligations of CVLY to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, CVLY or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (as defined in Section 9.3) of CVLY.
  (c) Schedule 3.3(c) of the CVLY Disclosure Schedule sets forth, as of the date hereof, for each CVLY Stock Option, CVLY RSA, CVLY RSU and other CVLY stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non- qualified under Section 422 of the Code, the number of shares of CVLY Common Stock subject to each award, the vesting schedule of each award, the number of shares of CVLY Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.
3.4 Subsidiaries.
  (a) (i) CVLY owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of CVLY’s Subsidiaries are or may become required to be issued (other than to CVLY) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to CVLY or a wholly-owned Subsidiary of CVLY), (iv) there are no contracts, commitments, understandings or arrangements relating to CVLY’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by CVLY, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by CVLY free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).
  (b) Schedule 3.4(b) of the CVLY Disclosure Schedule sets forth all Persons that CVLY directly or indirectly owns or controls within the meaning of the BHCA (other than in a bona fide fiduciary capacity for persons other than those described in 12 U.S.C. § 1841(g)(2) or in satisfaction of a debt previously contracted and not for a longer period of time than allowed by applicable law), as well as any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, or any securities or interests exercisable for or convertible into any such equity securities or similar interests that are held, directly or indirectly, by CVLY or its Subsidiaries.
  (c) Each of CVLY’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4(c) of the CVLY Disclosure Schedule.
  (d) Each of CVLY’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company that has not made an election under 12 U.S.C. § 1843(l) and, each of CVLY’s Subsidiaries that is a Subsidiary of CVLY Bank is engaged solely in activities that are permissible for CVLY Bank, at locations where CVLY Bank may engage in such activities and subject to the same requirements as would apply to such activities if conducted by CVLY Bank.
3.5 Corporate Power. Each of CVLY and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and CVLY has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals (as defined in Section 9.3) and the CVLY Shareholder Approval (as defined in Section 6.1).
3.6 Corporate Authority.
  (a) This Agreement and the transactions contemplated hereby, subject to approval by the holders of the shares of CVLY Common Stock as required by law, have been authorized by all necessary corporate action of CVLY and the CVLY Board. The CVLY Board (i) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of CVLY Common Stock, (ii) directed that the Merger be submitted for consideration at a meeting of the shareholders of CVLY, and (iii) unanimously resolved to recommend that the holders of CVLY Common Stock vote for the approval of the Merger at a meeting of the shareholders of CVLY. CVLY has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by ORRF, this Agreement is a legal, valid and binding agreement of CVLY, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The affirmative vote of the holders of a majority of the CVLY Common Stock having voting power, present in person or by proxy, at the CVLY Meeting (as defined in Section 6.1) as referenced in Section 3.7 below is the only vote of any class of capital stock of CVLY required by the PBCL, the Articles of Incorporation of CVLY or the Bylaws of CVLY to approve this Agreement, the Merger and the transactions contemplated hereby.
  (b) In connection with the Merger and the transaction contemplated by this Agreement, holders of shares of CVLY Common Stock are not entitled to any rights of a dissenting shareholder under Title 15, Section 1571 of the PBCL, “appraisal”, “dissenters”, rights to receive “fair value” for shares, or any other similar rights under the PBCL or otherwise.

3.7 Non-Contravention.
  (a) Subject to the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the required filings under federal and state securities laws and the affirmative vote of the holders of a majority of CVLY Common Stock having voting power, present in person or by proxy at the CVLY Meeting, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by CVLY do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of CVLY or any of its Subsidiaries or to which CVLY or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, CVLY’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority (as defined in Section 9.3) under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.
  (b) As of the date hereof, CVLY has no Knowledge of any reason relating to CVLY or CVLY Bank (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition (as defined in Section 6.9) would be imposed.
3.8 Articles of Incorporation; Bylaws; Corporate Records. CVLY has made available to ORRF a complete and correct copy of its Articles of Incorporation and Bylaws or equivalent organizational documents, each as amended to date, of CVLY and each of its Subsidiaries. CVLY is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of CVLY and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).
3.9 Compliance with Laws. CVLY and each of its Subsidiaries:
  (a) has been for the three years prior to the date of this Agreement and is in compliance in all material respects with all applicable federal, state, and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, the CRA (as defined in Section 3.31), and other federal, state, local and foreign laws regulating lending, and all other applicable fair lending laws and other laws relating to discriminatory business practices and record retention (“Finance Laws”). In addition, there is no pending or, to the Knowledge of CVLY, threatened charge, action or proceeding by any Governmental Authority that CVLY or any of its Subsidiaries has violated, nor any pending or, to the Knowledge of CVLY, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;
  (b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are material to their businesses and required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of CVLY, no suspension or cancellation of any of them is threatened; and
  (c) has received, since January 1, 2023, no notification or communication from any Governmental Authority (i) asserting that CVLY or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by CVLY within a certain time period or indefinitely (nor, to the Knowledge of CVLY, do any grounds for any of the foregoing exist).

  (d) This Section 3.9 shall not require the disclosure of any confidential supervisory information that may not be disclosed by law.
3.10 Litigation; Regulatory Action.
  (a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against CVLY or any of its Subsidiaries and, to the Knowledge of CVLY, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.
  (b) Neither CVLY nor any of its Subsidiaries is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of CVLY or any of its Subsidiaries (including, without limitation, the FRB, the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (“DOBS”)). Neither CVLY nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.
  (c) Neither CVLY nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.
3.11 SEC Documents; Financial Reports and Regulatory Reports.
  (a) CVLY’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2022 (the “CVLY Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by CVLY or any of its Subsidiaries subsequent to January 1, 2020 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “CVLY SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the CVLY SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the statements of financial condition contained in or incorporated by reference into any such CVLY SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such statement of financial condition relates as of its date, and each of the statements of operations and changes in shareholders’ equity and cash flows or equivalent statements in such CVLY SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated statement of financial condition of CVLY and its Subsidiaries contained in the CVLY Form 10-K (the “CVLY Balance Sheet”) and, except for liabilities reflected in the CVLY SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since January 1, 2023, neither CVLY nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated statement of financial condition or in the notes thereto.
  (b) If, and solely to the extent, applicable to entities that are classified as “non- accelerated filers” and “smaller reporting companies” (each as defined under Rule 12b-2 of the Exchange Act), CVLY and each of its Subsidiaries, officers and directors are in compliance with, and have complied with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. CVLY (iii) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (iv) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the CVLY Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a- 15(f) of the Exchange Act) which are reasonably likely to adversely affect CVLY’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CVLY’s internal control over financial reporting.
  (c) Since January 1, 2023, CVLY and its Subsidiaries have duly and timely filed with the FRB, the FDIC, DOBS and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.
3.12 Absence of Certain Changes or Events. Except as otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable law, since January 1, 2023, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CVLY or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect, (ii) any material change by CVLY or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by CVLY’s independent registered public accounting firm, (iii)any entry by CVLY or any of its Subsidiaries into any contract or commitment of more than $200,000 per annum, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of CVLY or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice or with respect to shares tendered in payment for the exercise of stock options or withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or upon the exercise of stock options, (v) establishment or amendment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any directors or executive officers of CVLY or any of its Subsidiaries, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of CVLY or any of its Subsidiaries, (vi) any material closing agreement, settlement, election or other action made by CVLY or any of its Subsidiaries for U.S. federal or state income tax purposes, (vii) any material change in the credit policies or procedures of CVLY or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, other than any changes which have been disclosed in writing to ORRF, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

3.13 Taxes and Tax Returns. For purposes of this Section 3.13, any reference to CVLY or its Subsidiaries shall be deemed to include a reference to CVLY’s predecessors or the predecessors of CVLY’s Subsidiaries, respectively, except where explicitly inconsistent with the language of this Section 3.13.
  (a) Each of CVLY and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes (as defined in Section 9.3) required to have been paid by it.
  (b) The unpaid Taxes of CVLY and its Subsidiaries (i) did not, as of September 30, 2023, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in CVLY’s unaudited statement of financial condition as of September 30, 2023 set forth in the CVLY SEC Documents and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of CVLY and its Subsidiaries in filing their Tax Returns.
  (c) There are no Liens for Taxes upon any property or assets of CVLY or any of its Subsidiaries, except for Liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in CVLY’s audited consolidated financial statements in accordance with GAAP).
  (d) (i) Proper and accurate amounts have been withheld by CVLY and each of its Subsidiaries from its respective employees, independent contractors, creditors, shareholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable U.S. federal, state, county and local laws; (ii) U.S. federal, state, county and local returns that are accurate and complete have been filed by CVLY and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by CVLY in its consolidated financial statements for the period ended June 30, 2023, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of CVLY for the period covered by such returns; and (iv) CVLY and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the Internal Revenue Service (“IRS”) in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.
  (e) As of the date of this Agreement, no U.S. federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of CVLY or any of its Subsidiaries, and none of CVLY or its Subsidiaries has received written notice of any pending or proposed claims, audits or proceedings with respect to Taxes.
  (f) None of CVLY or any of its Subsidiaries has granted in writing any power of attorney with respect to any Taxes or Tax Returns that will survive the Closing.
  (g) None of CVLY or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of CVLY or any of its Subsidiaries, in each case, other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course and consistent with past practice.
  (h) None of CVLY or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes other than (i) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (ii) any agreement or arrangement solely between or among CVLY and/or any of its Subsidiaries.
  (i) The U.S. federal income Tax Returns of CVLY and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2022.

  (j) None of CVLY or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only CVLY and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of CVLY or any of its Subsidiaries has any liability for the Taxes of any Person (other than CVLY or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise pursuant to operation of law.
  (k) None of CVLY or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the last two (2) years.
  (l) Each of CVLY and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2019. None of CVLY or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2019, and the IRS has not initiated or proposed any such adjustment. None of CVLY or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. CVLY is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of CVLY or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.
  (m) There have not been, within two years of the date of this Agreement, any (i) redemptions by CVLY or any of its Subsidiaries, (ii) transfers or dispositions of property by CVLY or any of its Subsidiaries for which CVLY or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions to the holders of CVLY Common Stock with respect to their stock other than distributions of cash in the ordinary course of business.
  (n) No claim has ever been made by any Governmental Authority in a jurisdiction where CVLY or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
  (o) CVLY and its Subsidiaries have made available to ORRF correct and complete copies of (i) all of their material Tax Returns filed within the past three years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five years relating to the U.S. federal, state, local or foreign Taxes due from or with respect to CVLY or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by CVLY or any of its Subsidiaries with any Governmental Authority within the past five years with respect to Taxes.
  (p) None of CVLY or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied by it, and to the Knowledge of CVLY, no such deficiency or assessment is proposed.
  (q) None of CVLY or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of CVLY and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.
  (r) None of CVLY or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing; (ii) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of CVLY or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

  (s) CVLY operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.
  (t) As of the date hereof, CVLY is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code.
3.14 Employee Benefit Plans.
  (a) Schedule 3.14(a) of the CVLY Disclosure Schedule sets forth a true, complete and correct list of every Employee Program (as defined below) that is sponsored or maintained by CVLY or any of its ERISA Affiliates (as defined below), or with respect to which CVLY or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliates with any other Person) (the “CVLY Employee Programs”).
  (b) True, complete and correct copies of the following documents, with respect to each CVLY Employee Program, where applicable, have previously been made available to ORRF: (i) all documents embodying or governing such CVLY Employee Program (or, for unwritten CVLY Employee Programs, a written description of the material terms of such CVLY Employee Program) and any funding medium for the CVLY Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any government agency.
  (c) Each CVLY Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such CVLY Employee Program for any period for which such CVLY Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of CVLY, no event or omission has occurred that would cause any CVLY Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System to maintain such qualification.
  (d) Each CVLY Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations and, including without limitation ERISA, the Code, and the Affordable Care Act. No CVLY Employee Program is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of CVLY, threatened with respect to any CVLY Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of CVLY, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all CVLY Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable CVLY Employee Program and applicable law. The CVLY Employee Programs satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.
  (e) Neither CVLY nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither CVLY nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

  (f) Neither CVLY nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or by any employment or change in control agreement listed on Schedule 3.14(a) of the CVLY Disclosure Schedule) and CVLY has never promised to provide such post-termination benefits.
  (g) Each CVLY Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any CVLY Employee Program is, or to the Knowledge of CVLY, will be, subject to the penalties of Section 409A(a)(1) of the Code.
  (h) No CVLY Employee Program is subject to the laws of any jurisdiction outside the United States.
  (i) No CVLY Employee Program provides for any tax “gross-up” or similar “make- whole” payments.
  (j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of CVLY or any of its ERISA Affiliates; (ii) limit the right of CVLY or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any CVLY Employee Program or related trust; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
  (k) For purposes of this Agreement:
    (i) “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, stock ownership, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs, agreements or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.
    (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
    (iii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers any current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).
    (iv) An “ERISA Affiliate” of one entity means any other entity, trade or business that is, or at any applicable time was, a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity.
    (v) “Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

3.15 Labor Matters.
  (a) Schedule 3.15(a)(i) of the CVLY Disclosure Schedule contains a complete and accurate list of all present employees of CVLY or any of its Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; date of hire; and business location. Schedule 3.15(a)(ii) of the CVLY Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed, engaged or used with respect to the operation of the Business and classified by CVLY or a Subsidiary as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages paid by CVLY and reported on a Form W-2 (collectively, “Contingent Workers”), showing for each Contingent Worker such Contingent Worker’s (A) role in the Business, and (B) fee or other compensation arrangements.
  (b) To the Knowledge of CVLY, CVLY and its Subsidiaries are, and since at least January 1, 2020 have been, in material compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. CVLY and its Subsidiaries currently classify and have properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws since at least January 1, 2020. To the extent that any Contingent Workers are engaged by CVLY or any of its Subsidiaries, CVLY currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites since at least January 1, 2020 and there are no arrearages in the payment of fees or other compensation due to any such Contingent Workers.
  (c) Since at least January 1, 2023, neither CVLY nor any of its Subsidiaries has been involved in any way in any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).
  (d) Since at least January 1, 2023, no allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation have been made to CVLY or any Subsidiary against any employee, director or Contingent Worker of CVLY or any Subsidiary. To the Knowledge of CVLY, there are no facts that may reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against or involving CVLY or any Subsidiary or any CVLY or Subsidiary employee, director or Contingent Worker.
  (e) Since January 1, 2023, (i) no officer’s employment with CVLY or any Subsidiary has been terminated for any reason; and (ii) to the Knowledge of CVLY, no officer, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with CVLY or any Subsidiary.
  (f) Neither CVLY nor any Subsidiary has experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of CVLY or any Subsidiary or one or more facilities or operating units within any site of employment or facility of CVLY or any Subsidiary. Schedule 3.15(f) of the CVLY Disclosure Schedule sets forth the names of employees or Contingent Workers who terminated employment with CVLY or any Subsidiary during the 90-day period preceding the date hereof.
  (g) All employees of CVLY and any Subsidiary are employed at-will.
  (h) Since at least January 1, 2020, to the Knowledge of CVLY, CVLY and each Subsidiary has paid and continues to pay each of its employees in a manner that complies with the requirements of the Equal Pay Act and/or any other federal, state, or local laws or regulations pertaining to the equal pay of employees.

  (i) Schedule 3.15(i) of the CVLY Disclosure Schedule identifies each employee of CVLY or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with CVLY or any Subsidiary and includes a form of each such agreement.
3.16 Insurance. CVLY and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the CVLY Disclosure Schedule lists all insurance policies maintained by CVLY and each of its Subsidiaries as of the date hereof, including, without limitation, any bank- owned life insurance policies (“BOLI”). All of the policies and bonds maintained by CVLY or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of CVLY, no such claim has been denied. Neither CVLY nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the CVLY Disclosure Schedule is fairly and accurately reflected on the CVLY Balance Sheet. The BOLI, and any other life insurance policies on the lives of any current and former officers and directors of CVLY and its Subsidiaries that are maintained by CVLY or any such Subsidiary or otherwise reflected on the CVLY Balance Sheet are, and will at the Effective Time be, owned by CVLY or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. Any BOLI policy owned by CVLY or any Subsidiary of CVLY complies with the requirements of 12 C.F.R. § 248.10(c)(7) or, in the case of a BOLI policy owned by CVLY Bank, 12 C.F.R. § 351.10(c)(7).
3.17 Environmental Matters.
  (a) Each of CVLY and its Subsidiaries and each property owned, leased or operated by any of them (“CVLY Property”) and, to the Knowledge of CVLY, the Loan Properties (as defined below), are in compliance in all material respects with all Environmental Laws (as defined below).
  (b) There is no suit, claim, action or proceeding pending or, to the Knowledge of CVLY, threatened, in which CVLY or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) at, in, to, on, from or affecting a CVLY Property, a Loan Property, or any property previously owned, operated or leased by CVLY or any of its Subsidiaries.
  (c) Neither CVLY nor any of its Subsidiaries, nor to the Knowledge of CVLY, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in Section 3.17(b) above could reasonably be based.
  (d) During the period of (i) CVLY’s or any of its Subsidiaries’ ownership, tenancy or operation of any CVLY Property or (ii) CVLY’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of CVLY, there has been no release of Hazardous Material at, in, to, on, from or affecting such CVLY Property or Loan Property, and no Hazardous Material is present at, in, on, or under any such CVLY Property or Loan Property that would reasonably be expected to result in any material liabilities to CVLY or any of its Subsidiaries pursuant to any Environmental Law.
  (e) Neither CVLY nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq. (“CERCLA”)) of any Loan Property and there are no Participation Facilities (as defined below).
3.18 Intellectual Property.
  (a) Schedule 3.18(a) of the CVLY Disclosure Schedule contains a complete and accurate list of all registered and material unregistered Marks (as defined below) and Patents (as defined below) owned or purported to be owned by CVLY and its Subsidiaries or used or held for use by CVLY and its Subsidiaries in the Business (as defined below).

  (b) CVLY and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of CVLY’s Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;
  (c) all of CVLY’s Intellectual Property Assets owned or purported to be owned by CVLY or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office, domain registration service, or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;
  (d) there are no pending, or, to the Knowledge of CVLY, threatened claims against CVLY or any of its Subsidiaries alleging that any activity by CVLY or any of its Subsidiaries or any Product (as defined below) infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party Rights”) or that any of CVLY’s Intellectual Property Assets is invalid or unenforceable;
  (e) CVLY and its Subsidiaries have obtained and possess valid licenses in sufficient numbers to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Business;
  (f) neither any activity of CVLY or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to CVLY’s Knowledge, neither any activity of CVLY or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;
  (g) to the Knowledge of CVLY, no third party is violating or infringing any of CVLY’s Intellectual Property Assets;
  (h) CVLY and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) owned by CVLY and its Subsidiaries or used or held for use by CVLY and its Subsidiaries in the Business; and
  (i) Since January 1, 2020, all computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by CVLY and its Subsidiaries and used in the Business (“CVLY IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of CVLY and its Subsidiaries. CVLY and its Subsidiaries have (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of CVLY IT Systems (and all software, information or data stored on any CVLY IT Systems), (ii) continuously maintained all licenses necessary to use its CVLY IT Systems, and (iii) maintain reasonable documentation regarding all CVLY IT Systems, their methods of operation and their support and maintenance. During the two-year period prior to the date of this Agreement, there has been no failure with respect to any CVLY IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any CVLY IT Systems.
3.19 Personal Data; Privacy Requirements.
  (a) Each of CVLY and its Subsidiaries complies and has at all times complied in all material respects with all (i) applicable Privacy Laws (as defined in Section 9.3), (ii) regulatory, industry, and self-regulatory guidelines and codes, including the Payment Card Industry Data Security Standard and all other rules of the payment card brands, that are legally binding on CVLY and its Subsidiaries relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of personal information, (iii) all privacy policies published on each web site of CVLY or any of its Subsidiaries or otherwise communicated by CVLY or any of its Subsidiaries in writing to users of any such web site and other third parties, and (iv) any contractual commitment made by CVLY or any of its Subsidiaries with respect to such Personal Information (the “CVLY Privacy Requirements”). CVLY and each of its Subsidiaries maintains a privacy policy that incorporates all disclosures to data subjects required by applicable CVLY Privacy Requirements and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable CVLY Privacy Requirements in any material respects.

  (b) CVLY has adopted a written information security program approved by the CVLY Board. Such information security program meets the requirements of all applicable information security laws (collectively, the “Information Security Requirements”) and includes functioning security measures designed to protect all Personal Information under CVLY’s control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties. CVLY has (i) implemented reasonable procedures to detect data security incidents and (ii) implemented and monitored compliance with such procedures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.
  (c) Since January 1, 2020, CVLY has: (i) conducted and conducts vulnerability testing, risk assessments, and audits of, and tracks security incidents related to, CVLY IT Systems and Products of CVLY and its Subsidiaries (collectively, “CVLY Information Security Reviews”); and (ii) corrected any critical exceptions or vulnerabilities identified in such CVLY Information Security Reviews. CVLY has employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities and has taken commercially reasonable steps to safeguard the CVLY IT Systems. CVLY provides its employees with regular training on privacy and data security matters.
  (d) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of CVLY, to the extent required under applicable Privacy Laws, CVLY has entered into written data processing agreements with any such third party in accordance with the requirements of applicable CVLY Privacy Requirements.
  (e) To the Knowledge of CVLY, there have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of CVLY or any of its Subsidiaries or any service provider acting on behalf of CVLY or any of its Subsidiaries. CVLY has a data breach response plan in place and tests this plan on a no less than an annual basis.
  (f) The consummation of any of the transactions contemplated hereby will not violate any applicable CVLY Privacy Requirements.
  (g) In the five years prior to the date of this Agreement, neither CVLY nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable CVLY Privacy Requirements from any Person or Governmental Authority, and, to the Knowledge of CVLY, (i) there is no such ongoing proceeding, claim, investigation or allegation (ii) nor are there any facts or circumstances which could reasonably serve as the basis for any proceedings, claims, investigations or alleged violations of, applicable CVLY Privacy Requirements from any Person or Governmental Authority.
  (h) CVLY and its Subsidiaries do not distribute marketing communications to any Person except in accordance with applicable CVLY Privacy Requirements.
  (i) To the Knowledge of CVLY, CVLY is not subject to the California Consumer Privacy Act (“CCPA”) or the European General Data Protection Regulation (“GDPR”) and has not engaged in any activities that would cause it to be required to comply with the CCPA or the GDPR.
3.20 Material Agreements; Defaults.
  (a) Except for this Agreement, the organizational documents of CVLY and its Subsidiaries and the transactions contemplated hereby, neither CVLY nor any of its Subsidiaries is a party to or is bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto, (i) with respect to the employment or service of any directors, officers, employees or consultants, including without limitation with respect to the termination of any such employment or service; (ii) which would entitle any present or former director, officer, employee or agent of CVLY or any of its Subsidiaries to indemnification from CVLY or any of its Subsidiaries; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among CVLY or any of its Subsidiaries, and/or any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business consistent with past practice; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of CVLY or any of its Subsidiaries; (vi) which provides for payments in excess of $100,000 to be made by CVLY or any of its Subsidiaries upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $250,000 individually or $500,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $250,000 individually or $500,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of CVLY’s business consistent with past practice; (x) which is not terminable on 60 days or less notice and involving the payment of more than $200,000 per annum; or (xi) which materially restricts the conduct of any business by CVLY or any of its Subsidiaries. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 3.20(a), whether or not set forth on Schedule 3.20(a) of the CVLY Disclosure Schedule, is referred to herein as a “CVLY Material Contract.” CVLY has previously made available to ORRF complete and correct copies of all CVLY Material Contracts, including any and all amendments and modifications thereto.
  (b) Each CVLY Material Contract is legal, valid and binding upon CVLY or its Subsidiaries, as the case may be, and to the Knowledge of CVLY, all other parties thereto, and is in full force and effect. Neither CVLY nor any of its Subsidiaries is in breach of or default under any CVLY Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of CVLY, no other party to any CVLY Material Contract is in breach of or default under such CVLY Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
3.21 Property and Leases.
  (a) Each of CVLY and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the CVLY Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the CVLY Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith and reserves established therefor, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of CVLY or any of its Subsidiaries consistent with past practice, none of which have a material impact on the use or value of the applicable real or other property, (v) recorded easements, covenants or restrictions, together with all matters which would be shown on an accurate survey or inspection of all of the real property, (vi) liens which encumber the fee interest of any real property subject to a CVLY Lease (as defined below), and (vii) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by CVLY’s Subsidiaries acting in a fiduciary capacity. Neither CVLY nor any of its Subsidiaries has received written notice of any violation of any recorded easements, covenants or restrictions affecting all the real property and all other property interests owned or leased by it and included on the CVLY Balance Sheet that would reasonably be expected to require expenditures by CVLY or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted thereon, and, to the Knowledge of CVLY, no other party is in violation of any such easements, covenants or restrictions.
  (b) Each lease or sublease of real property to which CVLY or any of its Subsidiaries is a party is listed on Schedule 3.21(b) of the CVLY Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect (the “CVLY Leases”). There exists no material breach or default under any CVLY Leases by CVLY or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by CVLY or any of its Subsidiaries, and, to the Knowledge of CVLY, there exists no material breach or default under any such CVLY Leases or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by such other party. CVLY has previously made available to ORRF complete and correct copies of all CVLY Leases, including all amendments and modifications thereto. The CVLY Leases are in full force and effect, enforceable in accordance with their terms and constitute binding obligations of CVLY or Subsidiary, as applicable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Schedule 3.21(b) of the CVLY Disclosure Schedule includes a list of all security deposits held under CVLY Leases and no such security deposit under the CVLY

Leases has been applied in respect of a breach or default under such CVLY Leases; neither CVLY nor any Subsidiary of CVLY owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such CVLY Leases; there are no outstanding tenant improvements, free rent, or other landlord inducement costs in favor of CVLY; all rents, legal deposits and additional guarantees and any other amounts or charges to the extent due and payable under CVLY Leases have been paid; none of CVLY or any Subsidiary of CVLY has received any written notice of any intention to terminate, any CVLY Lease; there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person other than CVLY or any Subsidiary of CVLY any right to the possession, use, occupancy or enjoyment of any leased real property that is the subject of a Lease; and neither CVLY nor any Subsidiary of CVLY has collaterally assigned or granted any security interest in such Lease or any interest therein.
  (c) Schedule 3.21(c) of the CVLY Disclosure Schedule sets forth a complete and accurate list of all real property owned by CVLY or any of its Subsidiaries (the “CVLY Owned Real Property”). Schedule 3.21(c) of the CVLY Disclosure Schedule contains a true, correct and accurate rent roll listing all tenants who lease space in the CVLY Owned Real Property, the rent paid, term, and security deposit. True, correct and complete copies of all leases to tenants who lease space in the CVLY Owned Real Property have been made available to ORRF. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, right of first offer or any similar rights with respect to such properties. CVLY has made available to ORRF the most current copies of policies of title insurance in its possession for the CVLY Owned Real Property, and no claim has been made against any such policy which remains pending. CVLY has made available to ORRF copies of the most recent surveys and copies of deeds in its possession evidencing fee simple title for the CVLY Owned Real Property together with copies of all documents listed as exceptions on such title policy to the extent in its possession. There are no management agreements pursuant to which any third party manages or operates any CVLY Owned Real Property or any portion thereof (the “CVLY Management Agreement Documents”). Correct and complete copies of any CVLY Management Agreement Documents have been provided to ORRF. Each of any such CVLY Management Agreement Documents is valid and binding on CVLY or its Subsidiary, and, to the Knowledge of CVLY, each other party thereto, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and is in full force and effect. Neither CVLY nor any of its Subsidiaries has received written notice that it is in default of any obligations under any Management Agreement Document, and, to the Knowledge of CVLY, the manager under such Management Agreement Document has not received written notice that it is in default of its obligations under such Management Agreement Document.
  (d) CVLY has not received written notice that any of the properties required to be listed on Schedule 3.21(b) or Schedule 3.21(c) of the CVLY Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by CVLY or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(c) of the CVLY Disclosure Schedule, and to the Knowledge of CVLY, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(b) of the CVLY Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of CVLY, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon. (A) there are no pending or, to the Knowledge of CVLY, written threatened condemnation proceedings, suits or administrative actions relating to such real property or other matters materially affecting adversely the current use, occupancy or value thereof; (B) there is no renovation or construction project currently being performed or contemplated at such CVLY Owned Real Property; (C) such real property is occupied under a valid and current certificate of occupancy or similar permit and, to the Knowledge of CVLY, there are no facts that would prevent such real property from being occupied by ORRF, after the Closing Date in the same manner as occupied by CVLY and/or its Subsidiaries immediately prior to the Closing; (D) CVLY has not entered into any other contract for the sale of such real property or any constituent or portion thereof; and (E) there are no disputes, claims, litigations, investigations, and proceedings affecting such real property which would have a material adverse effect on the real property.
3.22 Inapplicability of Takeover Laws. CVLY has taken all action required to be taken by it in order to render inapplicable to the Merger, this Agreement, the CVLY Voting Agreements and the transactions contemplated hereby and thereby the restrictions on business combinations contained in the PBCL and the restrictions contained in CVLY’s Articles of Incorporation. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other takeover or anti-takeover statute or similar federal or state law (“Takeover Laws”) are applicable to the Merger, this Agreement, the CVLY Voting Agreements and the transactions contemplated thereby.
3.23 Regulatory Capitalization. CVLY and CVLY Bank are, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB and the FDIC.
3.24 Loans; Nonperforming and Classified Assets.
  (a) Each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on CVLY’s or its applicable Subsidiary’s books and records (collectively, “CVLY Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) necessary to enforce such CVLY Loan; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law in all material respects, including the Finance Laws and any other applicable lending and servicing laws and regulations. With respect to each CVLY Loan, to the extent applicable, the CVLY Loan file contains all material agreements, other evidences of indebtedness, security instruments and financing statements necessary to enforce the related CVLY Loan. Each CVLY Loan document is free of material fraud and any misrepresentation, if executed is signed by the persons it purports to be signed by, and witnessed or, as appropriate, notarized by the persons whose signatures appear as witnesses or notaries.
  (b) Other than CVLY Loans that have been pledged to the Federal Home Loan Bank of Pittsburgh or the Federal Reserve Bank of New York in the ordinary course of business, no CVLY Loan has been assigned or pledged, and CVLY or its applicable Subsidiary has good and marketable title thereto, without any basis for forfeiture thereof, and CVLY or its applicable Subsidiary is the sole owner and holder of CVLY Loans free and clear of any and all Liens other than a Lien of CVLY or its applicable Subsidiary.
  (c) Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each CVLY Loan, to the extent secured by a Lien of CVLY or its applicable Subsidiary, is secured by a valid, perfected and enforceable Lien of CVLY or its applicable Subsidiary in the collateral for such CVLY Loan.
  (d) Each CVLY Loan was underwritten and originated or purchased by CVLY or its applicable Subsidiary (i) in the ordinary course of business and consistent with CVLY’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such CVLY Loan was made or purchased and (ii) in accordance with applicable law in all material respects, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.
  (e) To the Knowledge of CVLY, no CVLY Loan is subject to any valid right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the security instrument (if applicable), or the exercise of any right thereunder, render either the note or the security instrument (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.

  (f) Each CVLY Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such CVLY Loan at the time of origination or underwriting and (ii) to the Knowledge of CVLY continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor in all material respects, such that the insurance policy or guarantee covering CVLY Loan is in full force and effect. To the Knowledge of CVLY, there are no defenses, counterclaims, or rights of set-off affecting the eligibility of CVLY Loan for insurance by an insurer or for a guarantee by a guarantor, of affecting the validity or enforceability of any insurance or guarantee with respect to a CVLY Loan as a result of any act, error or omission of CVLY or any of its Subsidiaries.
  (g) Schedule 3.24(g) of the CVLY Disclosure Schedule discloses as of November 30, 2023: (i) any CVLY Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest; (ii) each CVLY Loan which has been classified as “special mention,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by CVLY, its Subsidiaries or a Governmental Authority (the “CVLY Classified Loans”), noting which CVLY Classified Loans are on non-accrual status; (iii) a listing of the real estate owned, acquired by foreclosure or by deed in lieu thereof, including the book value thereof; and (iv) each CVLY Loan with any director, executive officer or five percent (5%) or greater shareholder of CVLY, or to the Knowledge of CVLY, any Person controlling, controlled by or under common control with any of the foregoing. All CVLY Loans which are classified as “Insider Transactions” by Regulation O of the FRB as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j) and 12 C.F.R. § 337.3 have been made by CVLY or its Subsidiaries in an arm’s-length manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, do not involve more than normal risk of collectability or present other unfavorable features, were approved by the Board of CVLY Bank in the manner and at the times required by applicable law, and otherwise comply with applicable law.
  (h) The allowance for CVLY Loan losses reflected in the CVLY Balance Sheet, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.
  (i) CVLY has previously made available to ORRF complete and correct copies of its and its applicable Subsidiary’s lending and servicing policies and procedures.
  (j) Neither CVLY nor any Subsidiary is in breach, and has not breached in any material respect, any material provision contained in any agreement pursuant to which CVLY has brokered, originated, made, sold, participated or performed any activity in connection with any CVLY Loan.
  (k) There is no pending action, suit, proceeding, investigation, or litigation, or to the best of CVLY’s Knowledge, threatened, with respect to any CVLY Loan.
  (l) No loan made by CVLY or any Subsidiary is subject to a repurchase, make- whole, indemnification or other recourse request or demand from any Person that purchased or acquired such loan.
  (m) To the Knowledge of CVLY, neither the borrower nor any guarantor of any CVLY Loan is in bankruptcy.
  (n) None of the rights or remedies under the documentation related to any CVLY Loan has been amended, modified, waived, subordinated or otherwise altered by CVLY or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the related CVLY Loan file and recorded as necessary to establish or enforce all related rights.
3.25 Deposits.
  (a) The deposits of CVLY Bank have been solicited, originated and administered by CVLY Bank in accordance with the terms of their governing documents in effect from time to time and with applicable law in all material respects.
  (b) Each of the agreements relating to the deposits of CVLY Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

  (c) CVLY Bank has complied with applicable law in all material respects relating to overdrafts, overdraft protection and payment for overdrafts.
  (d) Any debit cards issued by CVLY Bank with respect to the deposits of CVLY Bank have been issued and administered in accordance with applicable law in all material respects, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.
3.26 Investment Securities. Each of CVLY and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of CVLY or its Subsidiaries. Such securities are valued on the books of CVLY in accordance with GAAP. CVLY and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which CVLY believes are prudent and reasonable in the context of such businesses. CVLY and its Subsidiaries are permitted to own any investment securities owned by it in accordance with applicable law.
3.27 Investment Management; Trust Activities.
  (a) None of CVLY, any of its Subsidiaries or CVLY’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity (excluding mortgage loan originators) with a Governmental Authority.
  (b) Except as would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect: (i) CVLY and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CVLY, any of its Subsidiaries, or any of its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.28 Derivative Transactions. All Derivative Transactions (as defined below) entered into by CVLY or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by CVLY and its Subsidiaries, and, to CVLY’s Knowledge, were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. CVLY and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of CVLY, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. CVLY and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.
3.29 Repurchase Agreements. With respect to all agreements pursuant to which CVLY or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, CVLY or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.
3.30 Deposit Insurance. The deposits of CVLY Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and CVLY Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of CVLY, threatened.

3.31 CRA, Anti-money Laundering and Customer Information Security.
  (a) Neither CVLY nor CVLY Bank is a party to any agreement with any individual or group regarding matters related to the Community Reinvestment Act of 1977, as amended, and any equivalent applicable state laws (collectively, the “CRA”). CVLY Bank is in compliance with all applicable requirements of the CRA.
  (b) CVLY and each of its Subsidiaries, including CVLY Bank, is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering or terrorist financing of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act” and all such applicable laws, the “Money Laundering Laws”). The Board of Directors of CVLY Bank has adopted and CVLY Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirement to perform customer due diligence on legal entity customers, and CVLY and each of its Subsidiaries, including CVLY Bank, have complied with and are in compliance with such written anti-money laundering programs.
  (c) None of (i) CVLY, (ii) any Subsidiary of CVLY, (iii) any Person on whose behalf CVLY or any Subsidiary of CVLY is acting, or (iv) to CVLY’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by CVLY or any Subsidiary of CVLY, is (A) named on the most current list of “Specially Designated Nationals” published by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated by the Financial Action Task Force on Money Laundering as a “High Risk Jurisdiction” subject to a “call to action” or a jurisdiction under “increased monitoring”, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, including any such designation under Section 311 of the USA PATRIOT Act or Section 9714 of the Combating Russian Money Laundering Act as warranting special measures, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither CVLY and nor any of its Subsidiaries, including CVLY Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither CVLY nor any of its Subsidiaries, including CVLY Bank, is currently engaging in such transactions. CVLY and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. CVLY and its Subsidiaries, including CVLY Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing matters.
  (d) CVLY has no Knowledge of, and none of CVLY and its Subsidiaries has been advised of, or has any reason to believe (because of CVLY Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause CVLY or any Subsidiary of CVLY, including CVLY Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or CVLY Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving CVLY or its Subsidiaries, including CVLY Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or CVLY Privacy Requirements is pending or, to the Knowledge of CVLY, threatened.
3.32 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by CVLY or any of its Subsidiaries to, and neither CVLY nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning 5% or more of the outstanding CVLY Common Stock, director, employee or Affiliate of CVLY or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with CVLY or any of its Subsidiaries. Neither CVLY nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning 5% or more of the outstanding CVLY Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between CVLY and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB. There are no outstanding “covered” transactions involving CVLY Bank and any “affiliate” of CVLY Bank within the meaning of 12 U.S.C. § 371c and Regulation W of the FRB, as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j)(1). All agreements or other arrangements between CVLY Bank and any of its “affiliates” as defined for purposes of 12 U.S.C. § 371c-1 and Regulation W of the FRB comply, to the extent applicable, with 12 U.S.C. § 371c-1 and Regulation W of the FRB, as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j)(1).
3.33 Brokers; Opinion of Financial Advisor. No action has been taken by CVLY or any of its Subsidiaries that would give rise to any valid claim against CVLY or any of its Subsidiaries for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette & Woods, Inc. (the “CVLY Financial Advisor”) by CVLY. The fees payable to the CVLY Financial Advisor in connection with the transactions contemplated by this Agreement are described in an engagement letter between CVLY and the CVLY Financial Advisor, a complete and correct copy of which has been previously provided to ORRF. Prior to the execution of this Agreement, the CVLY Board has received the opinion of the CVLY Financial Advisor, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CVLY Common Stock, and such opinion has not been amended or rescinded prior to the execution of this Agreement. CVLY shall provide to ORRF solely for informational purposes to confirm receipt thereof by the CVLY Board, a copy of the executed opinion of the CVLY Financial Advisor as soon as practicable following the execution of this Agreement.
3.34 Intended Tax Treatment. Neither CVLY nor any Subsidiary of CVLY has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) ORRF’s counsel from delivering the opinion described in Section 7.2(b), or (iii) CVLY’s counsel from delivering the opinion described in Section 7.3(b).
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ORRF
4.1 Making of Representations and Warranties.
  (a) As a material inducement to CVLY to enter into this Agreement and to consummate the transactions contemplated hereby, ORRF hereby makes to CVLY the representations and warranties contained in this Article IV, subject to the standards established by Section 9.1.
  (b) On or prior to the date hereof, ORRF has delivered to CVLY a schedule (the “ORRF Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of ORRF’s representations and warranties contained in Article IV or the covenants set forth in Article V and VI, as applicable, in response to an express disclosure requirement contained in a provision of Article IV, Article V or Article VI, as applicable, or as an exception to one or more representations or warranties contained in this Article IV or the covenants set forth in Article V and Article VI, as applicable; provided, however, that (i) the section numbers of the ORRF Disclosure Schedules are numbered to correspond to the section numbers of this Agreement to which they refer, (ii) no such item is required to be set forth on the ORRF Disclosure Schedule as an exception to a representation or warranty (x) to the extent that the information has been disclosed in any of the ORRF Reports (as defined below) filed after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward looking statements” disclaimer or any other statements that are similarly non- specific or cautionary, predictive or forward-looking in nature) and/or (y) if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (iii) the mere inclusion of an item in the ORRF Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ORRF that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in an ORRF Material Adverse Effect. Any disclosure made in the ORRF Disclosure Schedule with respect to a section of Article IV shall be deemed to qualify any other section of Article IV specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize, on its face, the relevance of such disclosure to such other sections.
4.2 Organization, Standing and Authority. ORRF is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. ORRF is duly registered as a bank holding company under the BHCA, and the regulations of the FRB promulgated thereunder. ORRF is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect (as defined in Section 9.3). A complete and accurate list of all such jurisdictions is set forth on Schedule 4.2 of the ORRF Disclosure Schedule.
4.3 Capitalization.
  (a) As of the date hereof, the authorized capital stock of ORRF consists of 50,000,000 shares of ORRF Common Stock, of which 10,612,390 shares are issued and outstanding including 200,527 shares of outstanding restricted stock awards (“ORRF RSAs”), and 500,000 shares of preferred stock, par value $1.25 per share, of which no shares are issued and outstanding. In addition, as of the date hereof, there are 90,704 shares of ORRF Common Stock reserved for issuance upon the vesting of performance-based restricted stock unit awards (“ORRF PRSUs”). The outstanding shares of ORRF Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive rights or similar rights (and were not issued in violation of any preemptive or similar rights). The shares of ORRF Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights. There are no additional shares of ORRF’s capital stock authorized or reserved for issuance, ORRF has not issued any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and ORRF does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the ORRF Voting Agreements, there are no agreements to which ORRF is a party with respect to the voting, sale or transfer, or registration of any securities of ORRF. To the Knowledge of ORRF, there are no agreements among other parties, to which ORRF is not a party, with respect to the voting or sale or transfer of any securities of ORRF. All of the issued and outstanding shares of ORRF Common Stock were issued in compliance with applicable securities laws.
  (b) There are no outstanding contractual obligations of ORRF to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, ORRF or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of ORRF.
  (c) Schedule 4.3(c) of the ORRF Disclosure Schedule sets forth, as of the date hereof, for each ORRF Stock Option, ORRF restricted stock award, and other ORRF stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of ORRF Common Stock subject to each award, the vesting schedule of each award, the number of shares of ORRF Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.
4.4 Subsidiaries.
  (a) (i) ORRF owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of ORRF’s Subsidiaries are or may become required to be issued (other than to ORRF) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to ORRF or a wholly-owned Subsidiary of ORRF), (iv) there are no contracts, commitments, understandings or arrangements relating to ORRF’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by ORRF, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by ORRF free and clear of all Liens.
  (b) Schedule 4.4(b) of the ORRF Disclosure Schedule sets forth all Persons that ORRF directly or indirectly owns or controls within the meaning of the BHCA (other than in a bona fide fiduciary capacity for persons other than those described in 12 U.S.C. § 1841(g)(2) or in satisfaction of a debt previously contracted and not for a longer period of time than allowed by applicable law), as well as any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, or any securities or interests exercisable for or convertible into any such equity securities or similar interests that are held, directly or indirectly, by ORRF or its Subsidiaries.
  (c) Each of ORRF’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 4.4(c) of the ORRF Disclosure Schedule.
  (d) Each of ORRF’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company and, of ORRF’s Subsidiaries that is a Subsidiary of ORRF Bank is engaged solely in activities that are permissible for ORRF Bank, at locations where ORRF Bank may engage in such activities and subject to the same requirements as would apply to such activities if conducted by ORRF Bank.
4.5 Corporate Power. Each of ORRF and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and ORRF has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals and the ORRF Shareholder Approval (as defined in Section 6.1).
4.6 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval of the issuance of the Merger Consideration by the holders of the shares of ORRF Common Stock as required by the Nasdaq Listing Rules, have been authorized by all necessary corporate action of ORRF and the ORRF Board. The ORRF Board (i) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of ORRF Common Stock, (ii) directed that the Merger be submitted for consideration at a meeting of the shareholders of ORRF, and (iii) unanimously resolved to recommend that the holders of ORRF Common Stock vote for the approval of the issuance of the Merger Consideration at a meeting of the shareholders of ORRF. ORRF has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by ORRF, this Agreement is a legal, valid and binding agreement of ORRF, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). As referenced in Section 4.7 below, the affirmative vote of a majority of the votes which all ORRF shareholders present in person or by proxy at the ORRF Meeting (as defined in Section 6.1) are entitled to cast to approve the issuance of the Merger Consideration is the only vote of any class of capital stock of ORRF required by the PBCL, the Articles of Incorporation of ORRF or the Bylaws of ORRF to approve this Agreement, the Merger and the transactions contemplated hereby.
4.7 Non-Contravention.
  (a) Subject to the receipt of the Regulatory Approvals and compliance with any conditions contained therein, and the required filings under federal and state securities laws and applicable stock exchange rules, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by ORRF do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of ORRF or any of its Subsidiaries or to which ORRF or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, ORRF’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.
  (b) As of the date hereof, ORRF has no Knowledge of any reason relating to ORRF or ORRF Bank (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
4.8 Articles of Incorporation; Bylaws; Corporate Records. ORRF has made available to CVLY a complete and correct copy of its Articles of Incorporation and Bylaws or equivalent organizational documents, each as amended to date, of ORRF and each of its Subsidiaries. ORRF is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of ORRF and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).
4.9 Compliance with Laws. ORRF and each of its Subsidiaries:
  (a) has been for the three years prior to the date of this Agreement and is in compliance in all material respects with all applicable federal, state, and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, the CRA, and other federal, state, local and foreign laws regulating lending, and Finance Laws. In addition, there is no pending or, to the Knowledge of ORRF, threatened charge, action or proceeding by any Governmental Authority that ORRF or any of its Subsidiaries has violated, nor any pending or, to the Knowledge of ORRF, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;
  (b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are material to their businesses and required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of ORRF, no suspension or cancellation of any of them is threatened; and
  (c) has received, since January 1, 2023, no notification or communication from any Governmental Authority (i) asserting that ORRF or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by ORRF within a certain time period or indefinitely (nor, to the Knowledge of ORRF, do any grounds for any of the foregoing exist).
  (d) This Section 4.9 shall not require the disclosure of any confidential supervisory information that may not be disclosed by law.
4.10 Litigation; Regulatory Action.
  (a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against ORRF or any of its Subsidiaries and, to the Knowledge of ORRF, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.
  (b) Neither ORRF nor any of its Subsidiaries is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of ORRF or any of its Subsidiaries (including, without limitation, the FRB and DOBS). Neither ORRF nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly- situated banks or financial holding companies or their subsidiaries.
  (c) Neither ORRF nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.
4.11 SEC Documents; Financial Reports and Regulatory Reports.
  (a) ORRF’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2022 (the “ORRF Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by ORRF or any of its Subsidiaries subsequent to January 1, 2020 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “ORRF SEC Documents”), with the SEC, and all of the ORRF SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the statements of financial condition contained in or incorporated by reference into any such ORRF SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such statement of financial condition relates as of its date, and each of the statements of operations and changes in shareholders’ equity and cash flows or equivalent statements in such ORRF SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated statement of financial condition of ORRF and its Subsidiaries contained in the ORRF Form 10-K (the “ORRF Balance Sheet”) and, except for liabilities reflected in the ORRF SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since January 1, 2023, neither ORRF nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated statement of financial condition or in the notes thereto.
  (b) If, and solely to the extent, applicable to entities that are classified as “non- accelerated filers” and “smaller reporting companies” (each as defined under Rule 12b-2 of the Exchange Act), ORRF and each of its Subsidiaries, officers and directors are in compliance with, and have complied with, (i) the applicable provisions of the Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. ORRF (iii) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (iv) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the ORRF Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in

Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ORRF’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ORRF’s internal control over financial reporting.
  (c) Since January 1, 2023, ORRF and its Subsidiaries have duly and timely filed with the FRB and DOBS and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.
4.12 Absence of Certain Changes or Events. Except as otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable law, since January 1, 2023, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of ORRF or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect, (ii) any material change by ORRF or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by ORRF’s independent registered public accounting firm, (iii) any entry by ORRF or any of its Subsidiaries into any contract or commitment of more than $200,000 per annum, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of ORRF or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice or with respect to shares tendered in payment for the exercise of stock options or withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or upon the exercise of stock options, (v) establishment or amendment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any directors or executive officers of ORRF or any of its Subsidiaries, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of ORRF or any of its Subsidiaries, (vi) any material closing agreement, settlement, election or other action made by ORRF or any of its Subsidiaries for U.S. federal or state income tax purposes, (vii) any material change in the credit policies or procedures of ORRF or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, other than any changes which have been disclosed in writing to CVLY, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.
4.13 Taxes and Tax Returns. For purposes of this Section 4.13, any reference to ORRF or its Subsidiaries shall be deemed to include a reference to ORRF’s predecessors or the predecessors of ORRF’s Subsidiaries, respectively, except where explicitly inconsistent with the language of this Section 4.13.
  (a) Each of ORRF and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.
  (b) The unpaid Taxes of ORRF and its Subsidiaries (i) did not, as of September 30, 2023, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in ORRF’s unaudited statement of financial condition as of September 30, 2023 set forth in the ORRF SEC Documents and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of ORRF and its Subsidiaries in filing their Tax Returns.
  (c) There are no Liens for Taxes upon any property or assets of ORRF or any of its Subsidiaries, except for Liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in ORRF’s audited consolidated financial statements in accordance with GAAP).

  (d) (i) Proper and accurate amounts have been withheld by ORRF and each of its Subsidiaries from its respective employees, independent contractors, creditors, shareholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable U.S. federal, state, county and local laws; (ii) U.S. federal, state, county and local returns that are accurate and complete have been filed by ORRF and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by ORRF in its consolidated financial statements for the period ended June 30, 2023, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of ORRF for the period covered by such returns; and (iv) ORRF and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.
  (e) As of the date of this Agreement, no U.S. federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of ORRF or any of its Subsidiaries, and none of ORRF or its Subsidiaries has received written notice of any pending or proposed claims, audits or proceedings with respect to Taxes.
  (f) None of ORRF or any of its Subsidiaries has granted in writing any power of attorney with respect to any Taxes or Tax Returns that will survive the Closing.
  (g) None of ORRF or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of ORRF or any of its Subsidiaries, in each case, other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course and consistent with past practice.
  (h) None of ORRF or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes other than (i) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (ii) any agreement or arrangement solely between or among ORRF and/or any of its Subsidiaries.
  (i) The U.S. federal income Tax Returns of ORRF and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2022.
  (j) None of ORRF or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only ORRF and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of ORRF or any of its Subsidiaries has any liability for the Taxes of any Person (other than ORRF or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise pursuant to the operation of law.
  (k) None of ORRF or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the last two (2) years.
  (l) Each of ORRF and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2019. None of ORRF or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2019, and the IRS has not initiated or proposed any such adjustment. None of ORRF or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. ORRF is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of ORRF or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.
  (m) There have not been, within two years of the date of this Agreement, any (i) redemptions by ORRF or any of its Subsidiaries, (ii) transfers or dispositions of property by ORRF or any of its Subsidiaries for which ORRF or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions to the holders of ORRF Common Stock with respect to their stock other than distributions of cash in the ordinary course of business.
  (n) No claim has ever been made by any Governmental Authority in a jurisdiction where ORRF or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
  (o) ORRF and its Subsidiaries have made available to CVLY correct and complete copies of (i) all of their material Tax Returns filed within the past three years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five years relating to the U.S. federal, state, local or foreign Taxes due from or with respect to ORRF or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by ORRF or any of its Subsidiaries with any Governmental Authority within the past five years with respect to Taxes.
  (p) None of ORRF or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied by it, and to the Knowledge of ORRF, no such deficiency or assessment is proposed.
  (q) None of ORRF or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of ORRF and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.
  (r) None of ORRF or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing; (ii) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of ORRF or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.
  (s) ORRF operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.
  (t) As of the date hereof, ORRF is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code.
4.14 Employee Benefit Plans.
  (a) Schedule 4.14(a) of the ORRF Disclosure Schedule sets forth a true, complete and correct list of every Employee Program that is sponsored or maintained by ORRF or any of its ERISA Affiliates, or with respect to which ORRF or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliates with any other Person) (the “ORRF Employee Programs”).
  (b) True, complete and correct copies of the following documents, with respect to each ORRF Employee Program, where applicable, have previously been made available to ORRF: (i) all documents embodying or governing such ORRF Employee Program (or, for unwritten ORRF Employee Programs, a written description of the material terms of such ORRF Employee Program) and any funding medium for the ORRF Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS

Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any government agency.
  (c) Each ORRF Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such ORRF Employee Program for any period for which such ORRF Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of ORRF, no event or omission has occurred that would cause any ORRF Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System to maintain such qualification.
  (d) Each ORRF Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations and, including without limitation ERISA, the Code, and the Affordable Care Act. No ORRF Employee Program is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of ORRF, threatened with respect to any ORRF Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of ORRF, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all ORRF Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable ORRF Employee Program and applicable law. The ORRF Employee Programs satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.
  (e) Neither ORRF nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither ORRF nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.
  (f) Neither ORRF nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or by any employment or change in control agreement listed on Schedule 4.14(a) of the ORRF Disclosure Schedule) and ORRF has never promised to provide such post-termination benefits.
  (g) Each ORRF Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any ORRF Employee Program is, or to the Knowledge of ORRF, will be, subject to the penalties of Section 409A(a)(1) of the Code.
  (h) No ORRF Employee Program is subject to the laws of any jurisdiction outside the United States.
  (i) No ORRF Employee Program provides for any tax “gross-up” or similar “make- whole” payments.
  (j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of ORRF or any of its ERISA Affiliates; (ii) limit the right of ORRF or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any ORRF Employee Program or related trust; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
4.15 Labor Matters.
  (a) Schedule 4.15(a)(i) of the ORRF Disclosure Schedule contains a complete and accurate list of all present employees of ORRF or any of its Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; date of hire; and business location. Schedule 4.15(a)(ii) of the ORRF Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed, engaged or used with respect to the operation of the Business and classified by ORRF or a Subsidiary as Contingent Workers, showing for each Contingent Worker such Contingent Worker’s (A) role in the Business, and (B) fee or other compensation arrangements.
  (b) To the Knowledge of ORRF, ORRF and its Subsidiaries are, and since at least January 1, 2020 have been, in material compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. ORRF and its Subsidiaries currently classify and have properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws since at least January 1, 2020 To the extent that any Contingent Workers are engaged by ORRF or any of its Subsidiaries, ORRF currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites since at least January 1, 2020 and there are no arrearages in the payment of fees or other compensation due to any such Contingent Workers.
  (c) Since at least January 1, 2023, neither ORRF nor any of its Subsidiaries has been involved in any way in any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).
  (d) Since at least January 1, 2023, no allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation have been made to ORRF or any Subsidiary against any employee, director or Contingent Worker of ORRF or any Subsidiary. To the Knowledge of ORRF, there are no facts that may reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against or involving ORRF or any Subsidiary or any ORRF or Subsidiary employee, director or Contingent Worker.
  (e) Since January 1, 2023, (i) no officer’s employment with ORRF or any Subsidiary has been terminated for any reason; and (ii) to the Knowledge of ORRF, no officer, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with ORRF or any Subsidiary.
  (f) Neither ORRF nor any Subsidiary has experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the WARN Act or any similar state, local or foreign law or regulation affecting any site of employment of ORRF or any Subsidiary or one or more facilities or operating units within any site of employment or facility of ORRF or any Subsidiary. Schedule 4.15(f) of the ORRF Disclosure Schedule sets forth the names of employees or Contingent Workers who terminated employment with ORRF or any Subsidiary during the 90-day period preceding the date hereof.
  (g) All employees of ORRF and any Subsidiary are employed at-will.

  (h) Since at least January 1, 2020, to the Knowledge of ORRF, ORRF and each Subsidiary has paid and continues to pay each of its employees in a manner that complies with the requirements of the Equal Pay Act and/or any other federal, state, or local laws or regulations pertaining to the equal pay of employees.
  (i) Schedule 4.15(i) of the ORRF Disclosure Schedule identifies each employee of ORRF or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with ORRF or any Subsidiary and includes a form of each such agreement.
4.16 Insurance. ORRF and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 4.16 of the ORRF Disclosure Schedule lists all insurance policies maintained by ORRF and each of its Subsidiaries as of the date hereof, including, without limitation, any BOLI. All of the policies and bonds maintained by ORRF or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of ORRF, no such claim has been denied. Neither ORRF nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 4.6 of the ORRF Disclosure Schedule is fairly and accurately reflected on the ORRF Balance Sheet. The BOLI, and any other life insurance policies on the lives of any current and former officers and directors of ORRF and its Subsidiaries that are maintained by ORRF or any such Subsidiary or otherwise reflected on the ORRF Balance Sheet are, and will at the Effective Time be, owned by ORRF or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. Any BOLI policy owned by ORRF, ORRF Bank or any Subsidiary of ORRF complies with the requirements of 12 C.F.R. § 248.10(c)(7).
4.17 Environmental Matters.
  (a) Each of ORRF and its Subsidiaries and each property owned, leased or operated by any of them (“ORRF Property”) and, to the Knowledge of ORRF, the Loan Properties, are in compliance in all material respects with all Environmental Laws.
  (b) There is no suit, claim, action or proceeding pending or, to the Knowledge of ORRF, threatened in which ORRF or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material at, in, to, on, from or affecting an ORRF Property, a Loan Property, or any property previously owned, operated or leased by ORRF or any of its Subsidiaries.
  (c) Neither ORRF nor any of its Subsidiaries, nor to the Knowledge of ORRF, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in Section 4.17(b) above could reasonably be based.
  (d) During the period of (i) ORRF’s or any of its Subsidiaries’ ownership, tenancy or operation of any ORRF Property or (ii) ORRF’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of ORRF, there has been no release of Hazardous Material at, in, to, on, from or affecting such ORRF Property or Loan Property, and no Hazardous Material is present at, in, or under any such ORRF Property that would reasonably be expected to result in any material liabilities to ORRF or any of its Subsidiaries pursuant to any Environmental Law.
  (e) Neither ORRF nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the CERCLA) of any Loan Property and there are no Participation Facilities.
4.18 Intellectual Property.
  (a) Schedule 4.18(a) of the ORRF Disclosure Schedule contains a complete and accurate list of all registered and material unregistered Marks and Patents owned or purported to be owned by ORRF and its Subsidiaries or used or held for use by ORRF and its Subsidiaries in the Business;

  (b) ORRF and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of ORRF’s Intellectual Property Assets necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;
  (c) all of ORRF’s Intellectual Property Assets owned or purported to be owned by ORRF or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office, domain registration service, or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;
  (d) there are no pending, or, to the Knowledge of ORRF, threatened claims against ORRF or any of its Subsidiaries alleging that any activity by ORRF or any of its Subsidiaries or any Product infringes on or violates (or in the past infringed on or violated) the Third Party Rights or that any of ORRF’s Intellectual Property Assets is invalid or unenforceable;
  (e) ORRF and its Subsidiaries have obtained and possess valid licenses in sufficient numbers to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Business;
  (f) neither any activity of ORRF or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to ORRF’s Knowledge, neither any activity of ORRF or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;
  (g) to the Knowledge of ORRF, no third party is violating or infringing any of ORRF’s Intellectual Property Assets;
  (h) ORRF and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by ORRF and its Subsidiaries or used or held for use by ORRF and its Subsidiaries in the Business; and
  (i) Since January 1, 2020, all computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by ORRF and its Subsidiaries and used in the Business (“ORRF IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of ORRF and its Subsidiaries. ORRF and its Subsidiaries have (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of ORRF IT Systems (and all software, information or data stored on any ORRF IT Systems), (ii) continuously maintained all licenses necessary to use its ORRF IT Systems, and (iii) maintain reasonable documentation regarding all ORRF IT Systems, their methods of operation and their support and maintenance. During the two-year period prior to the date of this Agreement, there has been no failure with respect to any ORRF IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any ORRF IT Systems.
4.19 Personal Data; Privacy Requirements.
  (a) Each of ORRF and its Subsidiaries complies and has at all times complied in all material respects with all (i) applicable Privacy Laws, (ii) regulatory, industry, and self-regulatory guidelines and codes, including the Payment Card Industry Data Security Standard and all other rules of the payment card brands, that are legally binding on ORRF and its Subsidiaries relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of personal information, (iii) all privacy policies published on each web site of ORRF or any of its Subsidiaries or otherwise communicated by ORRF or any of its Subsidiaries in writing to users of any such web site and other third parties, and (iv) any contractual commitment made by ORRF or any of its Subsidiaries with respect to such Personal Information (the “ORRF Privacy Requirements”). ORRF and each of its Subsidiaries maintains a privacy policy that incorporates all disclosures to data subjects required by applicable ORRF Privacy Requirements and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable ORRF Privacy Requirements in all material respects.

  (b) ORRF has adopted a written information security program approved by the ORRF Board. Such information security program meets the requirements of the Information Security Requirements and includes functioning security measures designed to protect all Personal Information under ORRF’s control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties. ORRF has (i) implemented reasonable procedures to detect data security incidents and (ii) implemented and monitored compliance with such procedures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.
  (c) Since January 1, 2020, ORRF has: (i) conducted and conducts vulnerability testing, risk assessments, and audits of, and tracks security incidents related to, ORRF IT Systems and Products of ORRF and its Subsidiaries (collectively, “ORRF Information Security Reviews”); and (ii) corrected any critical exceptions or vulnerabilities identified in such ORRF Information Security Reviews. ORRF has employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities and has taken commercially reasonable steps to safeguard the ORRF IT Systems ORRF provides its employees with regular training on privacy and data security matters.
  (d) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of ORRF, to the extent required under applicable Privacy Laws, ORRF has entered into written data processing agreements with any such third party in accordance with the requirements of applicable ORRF Privacy Requirements.
  (e) To the Knowledge of ORRF, there have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of ORRF or any of its Subsidiaries or any service provider acting on behalf of ORRF or any of its Subsidiaries. ORRF has a data breach response plan in place and tests this plan on a no less than an annual basis.
  (f) The consummation of any of the transactions contemplated hereby will not violate any applicable ORRF Privacy Requirements.
  (g) In the five years prior to the date of this Agreement, neither ORRF nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable ORRF Privacy Requirements from any Person or Governmental Authority, and, to the Knowledge of ORRF, (i) there is no such ongoing proceeding, claim, investigation or allegation, (ii) nor are there any facts or circumstances which could reasonably serve as the basis for any proceedings, claims, investigations or alleged violations of, applicable ORRF Privacy Requirements from any Person or Governmental Authority.
  (h) ORRF and its Subsidiaries do not distribute marketing communications to any Person except in accordance with applicable ORRF Privacy Requirements.
  (i) To the Knowledge of ORRF, ORRF is not subject to the CCPA or GDPR and has not engaged in any activities that would cause it to be required to comply with the CCPA or the GDPR.
4.20 Material Agreements; Defaults.
  (a) Except for this Agreement, the organizational documents of ORRF and its Subsidiaries and the transactions contemplated hereby, neither ORRF nor any of its Subsidiaries is a party to or is bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto, (i) with respect to the employment or service of any directors, officers, employees or consultants, including without limitation with respect to the termination of any such employment or service; (ii) which would entitle any present or former director, officer, employee or agent of ORRF or any of its Subsidiaries to indemnification from ORRF or any of its Subsidiaries; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among ORRF or any of its Subsidiaries, and/or any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business consistent with past practice; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of ORRF or any of its Subsidiaries; (vi) which provides for payments in excess of $100,000 to be made by ORRF or any of its Subsidiaries upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $250,000 individually or $500,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $250,000 individually or $500,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of ORRF’s business consistent with past practice; (x) which is not terminable on 60 days or less notice and involving the payment of more than $200,000 per annum; or (xi) which materially restricts the conduct of any business by ORRF or any of its Subsidiaries. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 4.20(a), whether or not set forth on Schedule 4.20(a) of the ORRF Disclosure Schedule, is referred to herein as a “ORRF Material Contract.” ORRF has previously made available to ORRF complete and correct copies of all of ORRF Material Contracts, including any and all amendments and modifications thereto.
  (b) Each ORRF Material Contract is legal, valid and binding upon ORRF or its Subsidiaries, as the case may be, and to the Knowledge of ORRF, all other parties thereto, and is in full force and effect. Neither ORRF nor any of its Subsidiaries is in breach of or default under any ORRF Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of ORRF, no other party to any ORRF Material Contract is in breach of or default under such ORRF Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
4.21 Property and Leases.
  (a) Each of ORRF and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the ORRF Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the ORRF Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith and reserves established therefor, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of ORRF or any of its Subsidiaries consistent with past practice, none of which have a material impact on the use or value of the applicable real or other property, (v) recorded easements, covenants or restrictions, together with all matters which would be shown on an accurate survey or inspection of all of the real property, (vi) liens which encumber the fee interest of any real property subject to an ORRF Lease (as defined below), and (vii) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by ORRF’s Subsidiaries acting in a fiduciary capacity. Neither ORRF nor any of its Subsidiaries has received written notice of any violation of any recorded easements, covenants or restrictions affecting all the real property and all other property interests owned or leased by it and included in the ORRF Balance Sheet that would reasonably be expected to require expenditures by ORRF or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted thereon, and, to the Knowledge of ORRF, no other party is in violation of any such easements, covenants or restrictions.
  (b) Each lease or sublease of real property to which ORRF or any of its Subsidiaries is a party is listed on Schedule 4.21(b) of the ORRF Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect (the “ORRF Leases”). There exists no material breach or default under any ORRF Leases by ORRF or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by ORRF or any of its Subsidiaries, and, to the Knowledge of ORRF, there exists no material breach or default under any such ORRF Leases or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by such other party. ORRF has previously made available to CVLY complete and correct copies of all the ORRF Leases, including all amendments and modifications thereto. The ORRF Leases are in full force and effect, enforceable in accordance with their terms and constitute binding obligations of ORRF or Subsidiary, as applicable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Schedule 4.21(b) of the ORRF Disclosure Schedule includes a list of all security deposits held under ORRF Leases and no such security deposit under the ORRF Leases has been applied in respect of a breach or default under such ORRF Leases; neither ORRF nor any Subsidiary of ORRF owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such ORRF Leases; there are no outstanding tenant improvements, free rent, or other landlord inducement costs in favor of ORRF; all rents, legal deposits and additional guarantees and any other amounts or charges to the extent due and payable under the ORRF Leases have been paid; none of ORRF or any Subsidiary of ORRF has received any written notice of any intention to terminate, any Lease; there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person other than ORRF or a Subsidiary any right to the possession, use, occupancy or enjoyment of any leased real property that is the subject of a Lease; and neither ORRF nor any Subsidiary of ORRF has collaterally assigned or granted any security interest in such Lease or any interest therein.
  (c) Schedule 4.21 (c) of the ORRF Disclosure Schedule sets forth a complete and accurate list of all real property owned by ORRF or any of its Subsidiaries (the “ORRF Owned Real Property”). Schedule 4.21(c) of the ORRF Disclosure Schedule contains a true, correct and accurate rent roll listing all tenants who lease space in the ORRF Owned Real Property, the rent paid, term, and security deposit. True, correct and complete copies of all leases to tenants who lease space in the ORRF Owned Real Property have been made available to CVLY. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, right of first offer or any similar rights with respect to such properties. ORRF has made available to CVLY the most current copies of policies of title insurance in its possession for the ORRF Owned Real Property, and no claim has been made against any such policy which remains pending. ORRF has made available to CVLY copies of the most recent surveys and copies of deeds in its possession evidencing fee simple title for the ORRF Owned Real Property together with copies of all documents listed as exceptions on such title policy to the extent in its possession. There are no management agreements pursuant to which any third party manages or operates any ORRF Owned Real Property or any portion thereof (the “ORRF Management Agreement Documents”). Correct and complete copies of any ORRF Management Agreement Documents have been provided to CVLY. Each of any such ORRF Management Agreement Documents is valid and binding on ORRF or its Subsidiary, and, to the Knowledge of ORRF, each other party thereto, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and is in full force and effect. Neither ORRF nor any of its Subsidiaries has received written notice that it is in default of any obligations under any Management Agreement Document, and, to the Knowledge of ORRF, the manager under such Management Agreement Document has not received written notice that it is in default of its obligations under such Management Agreement Document.
  (d) ORRF has not received written notice that any of the properties required to be listed on Schedule 4.21(b) or Schedule 4.21(c) of the ORRF Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by ORRF or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 4.21(c) of the ORRF Disclosure Schedule, and to the Knowledge of ORRF, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 4.21(b) of the ORRF Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of ORRF, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon. (A) there are no pending or, to the Knowledge of ORRF, written threatened condemnation proceedings, suits or administrative actions relating to such real property or other matters materially affecting adversely the current use, occupancy or value thereof; (B) there is no renovation or construction project currently being performed or contemplated at such ORRF Owned Real Property; (C) such real property is occupied under a valid and current certificate of occupancy or similar permit and, to the Knowledge of ORRF, there are no facts that would prevent such real property from being occupied by ORRF, after the Closing Date in the same manner as occupied by ORRF and/or its Subsidiaries immediately prior to the Closing; (D) ORRF has not entered into any other contract for the sale of such real property or any constituent or portion thereof; and (E) there are no disputes, claims, litigations, investigations, and proceedings affecting such real property which would have a material adverse effect on the real property.

4.22 Inapplicability of Takeover Laws. ORRF has taken all action required to be taken by it in order to render inapplicable to the Merger, this Agreement, the ORRF Voting Agreements and the transactions contemplated hereby and thereby the restrictions on business combinations contained in the PBCL and the restrictions contained in ORRF’s Articles of Incorporation. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or Takeover Laws are applicable to the Merger, this Agreement, the ORRF Voting Agreements and the transactions contemplated thereby.
4.23 Regulatory Capitalization. ORRF and ORRF Bank are, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.
4.24 Loans; Nonperforming and Classified Assets.
  (a) Each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on ORRF’s or its applicable Subsidiary’s books and records (collectively, “ORRF Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) necessary to enforce such ORRF Loan; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law in all material respects, including the Finance Laws and any other applicable lending and servicing laws and regulations. With respect to each ORRF Loan, to the extent applicable, the ORRF Loan file contains all material agreements, other evidences of indebtedness, security instruments and financing statements necessary to enforce the related ORRF Loan. Each ORRF Loan document is free of material fraud and any misrepresentation, if executed is signed by the persons it purports to be signed by, and witnessed or, as appropriate, notarized by the persons whose signatures appear as witnesses or notaries.
  (b) Other than ORRF Loans that have been pledged to the Federal Home Loan Bank of Pittsburgh or the Federal Reserve Bank of New York in the ordinary course of business, no ORRF Loan has been assigned or pledged, and ORRF or its applicable Subsidiary has good and marketable title thereto, without any basis for forfeiture thereof, and ORRF or its applicable Subsidiary is the sole owner and holder of the ORRF Loans free and clear of any and all Liens other than a Lien of ORRF or its applicable Subsidiary.
  (c) Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each ORRF Loan, to the extent secured by a Lien of ORRF or its applicable Subsidiary, is secured by a valid, perfected and enforceable Lien of ORRF or its applicable Subsidiary in the collateral for such ORRF Loan.
  (d) Each ORRF Loan was underwritten and originated or purchased by ORRF or its applicable Subsidiary (i) in the ordinary course of business and consistent with ORRF’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such ORRF Loan was made or purchased and (ii) in accordance with applicable law in all material respects, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.
  (e) To the Knowledge of ORRF, no ORRF Loan is subject to any valid right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the security instrument (if applicable), or the exercise of any right thereunder, render either the note or the security instrument (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.
  (f) Each ORRF Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such ORRF Loan at the time of origination or underwriting and (ii) to the Knowledge of ORRF, continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor in all material respects, such that the insurance policy or guarantee covering the ORRF Loan is in full force and effect. To the

Knowledge of ORRF, there are no defenses, counterclaims, or rights of set-off affecting the eligibility of the ORRF Loan for insurance by an insurer or for a guarantee by a guarantor, of affecting the validity or enforceability of any insurance or guarantee with respect to an ORRF Loan as a result of any act, error or omission of ORRF or any of its Subsidiaries.
  (g) Schedule 4.24(g) of the ORRF Disclosure Schedule discloses as of November 30, 2023: (i) any ORRF Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest; (ii) each ORRF Loan which has been classified as “special mention,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by ORRF, its Subsidiaries or a Governmental Authority (the “ORRF Classified Loans”), noting which ORRF Classified Loans are on non-accrual status; (iii) a listing of the real estate owned, acquired by foreclosure or by deed in lieu thereof, including the book value thereof; and (iv) each ORRF Loan with any director, executive officer or five percent (5%) or greater shareholder of ORRF, or to the Knowledge of ORRF, any Person controlling, controlled by or under common control with any of the foregoing. All ORRF Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by ORRF or its Subsidiaries in an arm’s- length manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, do not involve more than normal risk of collectability or present other unfavorable features, were approved by the Board of ORRF Bank in the manner and at the times required by applicable law, and otherwise comply with applicable law.
  (h) The allowance for ORRF Loan losses reflected on the ORRF Balance Sheet, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.
  (i) ORRF has previously made available to CVLY complete and correct copies of its and its applicable Subsidiary’s lending and servicing policies and procedures.
  (j) Neither ORRF nor any Subsidiary is not in breach, and has not breached in any material respect, any material provision contained in any agreement pursuant to which ORRF has brokered, originated, made, sold, participated or performed any activity in connection with any ORRF Loan.
  (k) There is no pending action, suit, proceeding, investigation, or litigation, or to the best of ORRF’s Knowledge, threatened, with respect to any ORRF Loan.
  (l) No loan made by ORRF or any Subsidiary is subject to a repurchase, make- whole, indemnification or other recourse request or demand from any Person that purchased or acquired such loan.
  (m) To the Knowledge of ORRF, neither the borrower nor any guarantor of any ORRF Loan is in bankruptcy.
  (n) None of the rights or remedies under the documentation related to any ORRF Loan has been amended, modified, waived, subordinated or otherwise altered by ORRF or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the related ORRF Loan file and recorded as necessary to establish or enforce all related rights.
4.25 Deposits.
  (a) The deposits of ORRF Bank have been solicited, originated and administered by ORRF Bank in accordance with the terms of their governing documents in effect from time to time and with applicable law in all material respects.
  (b) Each of the agreements relating to the deposits of ORRF Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.
  (c) ORRF Bank has complied with applicable law in all material respects relating to overdrafts, overdraft protection and payment for overdrafts.
  (d) Any debit cards issued by ORRF Bank with respect to the deposits of ORRF Bank have been issued and administered in accordance with applicable law in all material respects, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.

4.26 Investment Securities. Each of ORRF and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of ORRF or its Subsidiaries. Such securities are valued on the books of ORRF in accordance with GAAP. ORRF and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which ORRF believes are prudent and reasonable in the context of such businesses. ORRF and its Subsidiaries are permitted to own any investment securities owned by it in accordance with applicable law.
4.27 Investment Management; Trust Activities.
  (a) None of ORRF, any of its Subsidiaries or ORRF’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity (excluding mortgage loan originators) with a Governmental Authority.
  (b) Except as would not reasonably be expected to have, individually or in the aggregate, a ORRF Material Adverse Effect: (i) ORRF and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of ORRF, any of its Subsidiaries, or any of its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.28 Derivative Transactions. All Derivative Transactions entered into by ORRF or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by ORRF and its Subsidiaries, and, to ORRF’s Knowledge, were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. ORRF and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of ORRF, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. ORRF and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.
4.29 Repurchase Agreements. With respect to all agreements pursuant to which ORRF or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, ORRF or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.
4.30 Deposit Insurance. The deposits of ORRF Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law, and ORRF Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of ORRF, threatened.
4.31 CRA, Anti-money Laundering and Customer Information Security.
  (a) Neither ORRF nor ORRF Bank is a party to any agreement with any individual or group regarding matters related to the CRA. ORRF Bank is in compliance with all applicable requirements of the CRA.
  (b) ORRF and each of its Subsidiaries, including ORRF Bank, is in compliance, and in the past has complied with, all applicable provisions of the USA PATRIOT Act and the Money Laundering Laws. The Board of Directors of ORRF Bank has adopted and ORRF Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirement to perform customer due diligence on legal entity customers, and ORRF and each of its Subsidiaries, including ORRF Bank, have complied with and are in compliance with such written anti-money laundering programs.
  (c) None of (i) ORRF, (ii) any Subsidiary of ORRF, (iii) any Person on whose behalf ORRF or any Subsidiary of ORRF is acting, or (iv) to ORRF’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by ORRF or any Subsidiary of ORRF, is (A) named on the most current list of “Specially Designated Nationals” published by OFAC or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated by the Financial Action Task Force on Money Laundering as a “High Risk Jurisdiction” subject to a “call to action” or a jurisdiction under “increased monitoring”, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, including any such designation under Section 311 of the USA PATRIOT Act or Section 9714 of the Combating Russian Money Laundering Act as warranting special measures, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither ORRF and nor any of its Subsidiaries, including ORRF Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither ORRF nor any of its Subsidiaries, including ORRF Bank, is currently engaging in such transactions. ORRF and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. ORRF and its Subsidiaries, including ORRF Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing matters.
  (d) ORRF has no Knowledge of, and none of ORRF and its Subsidiaries has been advised of, or has any reason to believe (because of ORRF Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause ORRF or any Subsidiary of ORRF, including ORRF Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or the ORRF Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving ORRF or its Subsidiaries, including ORRF Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or the ORRF Privacy Requirements is pending or, to the Knowledge of ORRF, threatened.
4.32 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by ORRF or any of its Subsidiaries to, and neither ORRF nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning 5% or more of the outstanding ORRF Common Stock, director, employee or Affiliate of ORRF or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with ORRF or any of its Subsidiaries. Neither ORRF nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning 5% or more of the outstanding ORRF Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between ORRF and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB. There are no outstanding “covered” transactions involving ORRF Bank and any “affiliate” of ORRF Bank within the meaning of 12 U.S.C. § 371c and Regulation W of the FRB. All agreements between ORRF and any of its “affiliates” as defined for purposes of 12 U.S.C. § 371c-1 and Regulation W of the FRB comply, to the extent applicable, with 12 U.S.C. § 371c-1 and Regulation W of the FRB.
4.33 Brokers; Opinion of Financial Advisor. No action has been taken by ORRF or any of its Subsidiaries that would give rise to any valid claim against ORRF or any of its Subsidiaries for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Raymond James (the “ORRF Financial Advisor”) by ORRF. The fee payable to the ORRF Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between ORRF and the ORRF Financial Advisor, a complete and correct copy of which has been previously provided to ORRF. Prior to the execution of this Agreement, the ORRF Board has received the opinion of the ORRF Financial Advisor, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of ORRF Common Stock, and such opinion has not been amended or rescinded prior to the execution of this Agreement. ORRF shall provide to CVLY solely for informational purposes to confirm receipt thereof by the ORRF Board, a copy of the executed opinion of the ORRF Financial Advisor as soon as practicable following the execution of this Agreement.
4.34 Intended Tax Treatment. Neither ORRF nor any Subsidiary of ORRF has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) CVLY’s counsel from delivering the opinion described in Section 7.3(b), or (iii) ORRF’s counsel from delivering the opinion described in Section 7.2(b).
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Forbearances. From the date hereof until the Effective Time or the earlier termination of this Agreement, except as set forth on the CVLY Disclosure Schedule or the ORRF Disclosure Schedule, as the case may be, or as expressly contemplated or permitted by this Agreement or as required by law, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of CVLY and ORRF will not, and will cause each of its Subsidiaries not to:
  (a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent in all material respects with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of any Governmental Authority required for the transactions contemplated hereby, or (ii) adversely affect its ability to perform any of its material obligations under this Agreement.
  (b) Stock. (i) Other than annual equity grants consistent with past practice or pursuant to CVLY Stock Options, CVLY RSAs, CVLY RSUs, ORRF RSAs and ORRF PRSUs outstanding or authorized to be granted as of the date hereof, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) except pursuant to Section 2.8 of this Agreement or as set forth in Schedule 5.1(b) of the CVLY Disclosure Schedule or ORRF Disclosure Schedule, as the case may be, accelerate the vesting of any stock options, stock appreciation rights or other rights to subscribe for or acquire shares of stock, (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or, other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or tendered to pay withholding taxes or in payment of the exercise price of stock options, acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities, or (v) grant or approve any preemptive or similar rights with respect to any shares of CVLY Common Stock or ORRF Common Stock, as the case may be.
  (c) Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly owned Subsidiaries or to wholly owned Subsidiary, as applicable or (y) regular quarterly cash dividends no greater than the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the last sentence of this subsection (c)), or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than with respect to shares withheld for tax purposes upon the vesting of CVLY RSAs, CVLY RSUs, ORRF RSAs and ORRF PRSUs or tendered to pay withholding taxes or in payment of the exercise price of CVLY Stock Options); provided, however, that the parties shall cooperate such that any such dividend or distribution (or dividends or distributions) will have the same record date and the same payment date to ensure that the stockholders of CVLY and ORRF receive the same number of dividends and distributions between the date hereof and the Effective Time.
  (d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance, retention, change in control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (i) normal increases in base compensation to employees in the ordinary course of business consistent with past practice; provided, however, that such increases in base compensation do not exceed five percent (5%) on an individual basis (other than promotions made in the ordinary course, which increase in base compensation on account of any such promotion do not exceed ten percent (10%)), (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 5.1(d) of the CVLY Disclosure Schedule or Schedule 5.1(d) of the ORRF Disclosure Schedule, as the case may be, or (iv) bonus payments or incentive awards in the ordinary course of business consistent with past practices or under the existing written terms of any incentive bonus plans, as the case may be.
  (e) Benefit Plans. Except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date and hereof disclosed on Schedule 5.1(e) of the CVLY Disclosure Schedule or Schedule 5.1(e) of the ORRF Disclosure Schedule, as the case may be, enter into, establish, adopt or amend any CVLY Employee Program or ORRF Employee Program or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.
  (f) Employees. Hire any member of senior management or other key employee, elect to any office any person who is not a member of CVLY’s or ORRF’s management team, as the case may be, as of the date of this Agreement, except for the hiring of at-will employees having a title of manager or lower to replace employees of CVLY or ORRF, as the case may be, that cease to be employed by CVLY or ORRF, as the case may be, after the date hereof, and only at an annual rate of salary not to exceed $125,000.
  (g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to CVLY and its Subsidiaries taken as a whole or ORRF and its Subsidiaries taken as a whole, as the case may be.
  (h) Governing Documents. Amend its Articles of Incorporation or Bylaws (or equivalent documents).
  (i) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.
  (j) Capital Expenditures. Except for any emergency repairs to real or personal property owned by CVLY or ORRF, as the case may be, notice of which shall be provided to the other party 48 hours prior to such repairs, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $350,000 in the aggregate.
  (k) Contracts. Enter into or terminate any CVLY Material Contract or ORRF Material Contract, as the case may be, or amend or modify in any material respect any CVLY Material Contract or ORRF Material Contract, as the case may be.
  (l) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, is a party, with payments by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries exceeding $150,000 individually or $500,000 in the aggregate, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect.
  (m) Banking Operations. Enter into any new material line of business; change in its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location or branching or site relocation.
  (n) Derivative Transactions. Enter into any Derivative Transactions other than in the ordinary course of business and consistent with past practice.
  (o) Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.
  (p) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount not in accordance with its investment policy or (ii) any other debt security other than in accordance with its investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in accordance with its investment policy.
  (q) Loans. Without the prior written consent of the other party (which such consent shall be deemed to have been granted if not received by the requesting party within two Business Days of the receiving party’s receipt of the request for such consent), (i) make, increase or purchase any CVLY Loan or ORRF Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would exceed $10,000,000 in the case of any CVLY or ORRF commercial loan; (ii) make, increase or purchase any residential mortgage or consumer CVLY Loan or ORRF Loan in the amount of $1,000,000 or more; (iii) make, increase or purchase any fixed-rate CVLY Loan or ORRF Loan with pricing below the rate indication listed by the Federal Home Loan Bank of Pittsburgh for the corresponding fixed or adjustable-rate advance of the same term on the date of such loan, increase or purchase; or (iii) extend any additional credit on any existing CVLY Loan or ORRF Loan rated “special mention” or lower by CVLY Bank or ORRF Bank in an amount equal to or greater than $500,000. Each party also agrees to share all relevant information with other party prior to (x) making, increasing or purchasing any CVLY Loan or ORRF Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would exceed $5,000,000 in the case of any CVLY or ORRF commercial loan or (y) renegotiating, renewing, extending, modifying or purchasing any existing CVLY Loan or ORRF Loan rated “special mention” or lower by CVLY Bank or ORRF Bank with an amount equal to or greater than $500,000.
  (r) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.
  (s) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than changes which are not, individually or in the aggregate, material or as may be required by changes in laws or regulations or by GAAP.

  (t) Tax Matters. Except as required by law or applicable regulatory authority, make (other than in the ordinary course and consistent with the past practice) or change any material Tax election, change an annual accounting period, adopt or change any material accounting method, file any amended Tax Return, fail to timely file any material Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, surrender any material right to claim a refund of Taxes, consent to any material extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax. For purposes of this Section 5.1(t), “material” shall mean affecting or relating to $100,000 or more of taxable income.
  (u) Loan Policies. Make a material change its loan policies in effect as of the date hereof, except as required by any Governmental Authority.
  (v) Adverse Actions. (i) Knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or cause a material delay in or impediment to the consummation of the Merger or the Bank Merger; or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.
  (w) Agreements. Resolve, agree or commit to do anything prohibited by this Section 5.1.
Notwithstanding the foregoing, nothing contained in this Agreement shall give ORRF, directly or indirectly, the right to control or direct the operations of CVLY or any Subsidiary of CVLY prior to the Effective Time, and nothing contained in this Agreement shall give CVLY, directly or indirectly, the right to control or direct the operations of ORRF or any Subsidiary of ORRF prior to the Effective Time. Prior to the Effective Time, each of CVLY and ORRF shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Shareholder Approval.
  (a) CVLY Shareholder Approval. Following the execution of this Agreement, CVLY shall, in consultation with ORRF, take all action necessary to convene a meeting of its shareholders (including any adjournment or postponement thereof, the “CVLY Meeting”) as promptly as reasonably practicable following the time when the Registration Statement (as defined in Section 6.2(a) becomes effective) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of CVLY in order to consummate the Merger and the transactions contemplated hereby (the “CVLY Shareholder Approval”); provided, however, that CVLY and ORRF shall use reasonable best efforts to cause the CVLY Meeting and the ORRF Meeting to occur on the same date.
    (i) Subject to Section 6.5 hereof, CVLY shall ensure that the CVLY Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by CVLY in connection with the CVLY Meeting are solicited in compliance in all material respects with the PBCL, the Articles of Incorporation and Bylaws of CVLY, and all other applicable legal requirements. CVLY shall keep ORRF updated with respect to the proxy solicitation results in connection with the CVLY Meeting as reasonably requested by ORRF. CVLY shall not adjourn or postpone the CVLY Meeting unless requested by ORRF or with ORRF’s prior written consent; provided, however, that CVLY shall adjourn or postpone the CVLY Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of CVLY Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting CVLY has not received proxies representing a sufficient number of shares necessary to obtain the CVLY Shareholder Approval.
    (ii) Subject to Section 6.5 hereof, (i) the CVLY Board shall unanimously recommend that CVLY’s shareholders vote to approve the Merger, this Agreement and the transactions contemplated hereby and any other matters required to be approved by CVLY’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “CVLY Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include CVLY Recommendation.
  (b) ORRF Shareholder Approval. Following the execution of this Agreement, ORRF shall, in consultation with CVLY, take all action necessary to convene a meeting of its shareholders (including any adjournment or postponement thereof, the “ORRF Meeting”) as promptly as reasonably practicable following the time when the Registration Statement to consider and vote upon the issuance of the Merger Consideration and any other matter required to be approved by the shareholders of ORRF in order to consummate the Merger and the transactions contemplated hereby (the “ORRF Shareholder Approval”); provided, however, that CVLY and ORRF shall use reasonable best efforts to cause the CVLY Meeting and the ORRF Meeting to occur on the same date.
    (i) Subject to Section 6.5 hereof, ORRF shall ensure that the ORRF Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by ORRF in connection with the ORRF Meeting are solicited in compliance in all material respects with the PBCL, the Articles of Incorporation and Bylaws of ORRF, and all other applicable legal requirements. ORRF shall keep CVLY updated with respect to the proxy solicitation results in connection with the ORRF Meeting as reasonably requested by CVLY. ORRF shall not adjourn or postpone the ORRF Meeting unless requested by CVLY or with CVLY’s prior written consent; provided, however, that ORRF shall adjourn or postpone the ORRF Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of ORRF Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting ORRF has not received proxies representing a sufficient number of shares necessary to obtain the ORRF Shareholder Approval.
    (ii) Subject to Section 6.5 hereof, (i) the ORRF Board shall unanimously recommend that ORRF’s shareholders vote to approve the issuance of the Merger Consideration and any other matters required to be approved by ORRF’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “ORRF Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include ORRF Recommendation.
  (c) Solicitation of Proxies. Subject to the provisions of Section 6.5 hereof, each of CVLY and ORRF shall use its reasonable best efforts to solicit from the their respective shareholders proxies in favor of this Agreement, the Merger, and the issuance of the Merger Consideration, as applicable, and the transactions contemplated hereby and shall take all other action necessary or advisable to secure the CVLY Shareholder Approval and the ORRF Shareholder Approval, as applicable. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the provisos of Section 6.1(a)(i) and Section 6.1(b)(i), as the case may be, unless this Agreement has been terminated in accordance with its terms, (x) the CVLY Meeting shall be convened and this Agreement shall be submitted to the shareholders of CVLY at the CVLY Meeting and (y) the ORRF Meeting shall be convened and this Agreement shall be submitted to the shareholders of ORRF at the ORRF Meeting, and nothing contained herein shall be deemed to relieve either CVLY or ORRF of such obligation.
6.2 Registration Statement.
  (a) ORRF and CVLY agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by ORRF with the SEC in connection with the issuance of ORRF Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the each of CVLY and ORRF constituting a part thereof (the “Joint Proxy Statement/Prospectus”) and all related documents). Each of ORRF and CVLY agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to keep the Registration Statement effective for as long as necessary to consummate the transactions contemplated by this Agreement. CVLY agrees to cooperate with ORRF and ORRF’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from CVLY’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Joint Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, each of CVLY and ORRF, at its expense, shall promptly mail the Joint Proxy Statement/Prospectus to its respective shareholders.

  (b) Each of ORRF and CVLY agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of ORRF and CVLY agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to CVLY’s shareholders, the time of the CVLY Meeting, the date of mailing to ORRF’s shareholders, and the time of the ORRF Meeting will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of ORRF and CVLY further agrees that if it shall become aware, prior to either the ORRF Meeting or CVLY Meeting, of any information that would cause any of the statements in the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Joint Proxy Statement/Prospectus.
  (c) ORRF will advise CVLY, promptly after ORRF receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of ORRF Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
6.3 Press Releases. ORRF and CVLY will issue a mutually agreed upon press release announcing this Agreement and the transactions contemplated hereby and will not issue any press release or make any public statement or other disclosure regarding this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that (x) a party may issue, without the prior consent of the other party (but after consultation with the other party and after allowing the other party reasonable time to comment on, which comments shall be considered in good faith by such party) a press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange and (y) a party may make public announcements or statements that are substantially identical with such other announcements or statements made after this Agreement and the transactions contemplated hereby being announced.
6.4 Access; Information.
  (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, CVLY shall, and shall cause its Subsidiaries to, afford ORRF and the ORRF Representatives (as defined in Section 6.6), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to ORRF and the ORRF Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that CVLY or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of CVLY and its Subsidiaries as ORRF or any ORRF Representative may reasonably request. Neither CVLY nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, CVLY agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.
  (b) ORRF agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement (as defined in Section 9.3), as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to each party’s obligation to consummate the transactions contemplated by this Agreement.
  (c) Upon reasonable notice and subject to applicable laws relating to the exchange of information, ORRF shall, and shall cause its Subsidiaries to, afford CVLY and CVLY Representatives (as defined in Section 6.6), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to CVLY and CVLY Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that ORRF or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of ORRF and its Subsidiaries as CVLY or any CVLY Representative may reasonably request. Neither ORRF nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, ORRF agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.
  (d) CVLY agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement, as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to each party’s obligation to consummate the transactions contemplated by this Agreement.
6.5 CVLY No Solicitation.
  (a) CVLY shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of CVLY and its Subsidiaries (collectively, the “CVLY Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, a CVLY Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any CVLY Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than ORRF) any information or data with respect to CVLY or any of its Subsidiaries or otherwise relating to a CVLY Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which CVLY is a party, with respect to an CVLY Acquisition Proposal; or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any agreement, agreement in principle or letter of intent with respect to any CVLY Acquisition Proposal or approve or resolve to approve any CVLY Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a CVLY Acquisition Proposal. Any violation of the foregoing restrictions by any of CVLY Representatives, whether or not such CVLY Representative is so authorized and whether or not such CVLY Representative is purporting to act on behalf of CVLY or otherwise, shall be deemed to be a breach of this Agreement by CVLY. CVLY and its Subsidiaries shall, and shall cause each of CVLY Representatives to, immediately (i) cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential CVLY Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential CVLY Acquisition Proposals.
For purposes of this Agreement, “CVLY Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from ORRF), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a CVLY Acquisition Transaction. For purposes of this Agreement, “CVLY Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving CVLY or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of CVLY or any of its Subsidiaries representing, in the aggregate, 25% or more of the assets of CVLY and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of CVLY or any of its Subsidiaries; or (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of CVLY or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement involving ORRF.
  (b) Notwithstanding Section 6.5(a), prior to the date of CVLY Meeting, CVLY may take any of the actions described in clause (ii) of Section 6.5(a) if, but only if, (i) CVLY has received a bona fide unsolicited written CVLY Acquisition Proposal that did not result from a material breach of this Section 6.5; (ii) the CVLY Board determines in good faith, (A) after consultation with and having considered the advice of its outside legal counsel that such CVLY Acquisition Proposal constitutes or is reasonably likely to lead to a CVLY Superior Proposal and (B) after consultation with and having considered the advice of its outside legal counsel, that the failure to take such actions would be reasonably expected to result in the failure of the CVLY Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to CVLY’s shareholders under applicable law, in each case, with respect to the Merger; (iii) CVLY has provided ORRF with at least three Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to CVLY or any of its Subsidiaries or otherwise relating to a CVLY Acquisition Proposal, CVLY receives from such Person a confidentiality agreement with terms no less favorable to CVLY than those contained in the Confidentiality Agreement. CVLY shall promptly provide to ORRF any non-public information regarding CVLY or its Subsidiaries provided to any other Person which was not previously provided to ORRF, such additional information to be provided no later than the date of provision of such information to such other party.
  (c) CVLY shall promptly (and in any event within 24 hours) notify ORRF in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, CVLY or the CVLY Representatives, in each case in connection with any CVLY Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). CVLY agrees that it shall keep ORRF informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). CVLY shall provide ORRF and ORRF Bank with at least 48 hours prior notice of any meeting of the CVLY Board at which the CVLY Board is reasonably expected to consider any CVLY Acquisition Proposal.
  (d) Neither the CVLY Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to ORRF in connection with the transactions contemplated by this Agreement (including the Merger), the CVLY Recommendation, fail to reaffirm the CVLY Recommendation within three Business Days following a request by ORRF, or make any statement, announcement, filing or release, in connection with CVLY Meeting or otherwise, inconsistent with the CVLY Recommendation (it being understood that taking a neutral position or no position with respect to a CVLY Acquisition Proposal shall be considered an adverse modification of the CVLY Recommendation); (ii) approve or recommend, or propose to approve or recommend, any CVLY Acquisition Proposal; or (iii) unless this Agreement has been terminated in accordance with its terms, enter into (or cause CVLY or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any CVLY Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or (B) requiring CVLY to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
  (e) Notwithstanding Section 6.5(d), prior to the receipt of the CVLY Shareholder Approval, the CVLY Board may withdraw, qualify, amend or modify CVLY Recommendation (a “CVLY Subsequent Determination”) after the fifth Business Day following ORRF’s receipt of a written notice (the “CVLY Notice of Superior Proposal”) from CVLY advising ORRF that the CVLY Board has decided that a bona fide unsolicited written CVLY Acquisition Proposal that it received (that did not result from a material breach by CVLY or any CVLY Representative of this Section 6.5) constitutes a CVLY Superior Proposal if, but only if, (i) the CVLY Board has determined in good faith, after consultation with and having considered the advice of its outside legal counsel that the failure to take such actions would reasonably be expected to result in the failure of the CVLY Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to CVLY’s shareholders under applicable law, in each case, with respect to the Merger, (ii) during the five Business Day period after receipt of the CVLY Notice of Superior Proposal by ORRF (the “CVLY Notice Period”), CVLY and the CVLY Board shall have cooperated and negotiated in good faith with ORRF to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable CVLY to proceed with the CVLY Recommendation without a CVLY Subsequent Determination; provided, however, that ORRF shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of CVLY Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by ORRF since its receipt of such CVLY Notice of Superior Proposal, the CVLY Board has again in good faith made the determination (A) in clause (i) of this Section 6.5(e) and (B) that such CVLY Acquisition Proposal constitutes a CVLY Superior Proposal. In the event of any material revisions to the CVLY Superior Proposal, CVLY shall be required to deliver a new CVLY Notice of Superior Proposal to ORRF and again comply with the requirements of this Section 6.5(e), except that the CVLY Notice Period shall be reduced to three Business Days.
  (f) Notwithstanding any CVLY Subsequent Determination, this Agreement shall be submitted to CVLY’s shareholders at the CVLY Meeting for the purpose of voting on, the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve CVLY of such obligation; provided, however, that if the CVLY Board shall have made a CVLY Subsequent Determination, then the CVLY Board may submit this Agreement to CVLY’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the CVLY Board may communicate the basis for its lack of a recommendation to CVLY’s shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the CVLY Board shall not submit to the vote of its shareholders any CVLY Acquisition Proposal other than the Merger at the CVLY Meeting.
6.6 ORRF No Solicitation.
  (a) ORRF shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of ORRF and its Subsidiaries (collectively, the “ORRF Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an ORRF Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any ORRF Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CVLY) any information or data with respect to ORRF or any of its Subsidiaries or otherwise relating to an ORRF Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which ORRF is a party, with respect to a ORRF Acquisition Proposal; or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any agreement, agreement in principle or letter of intent with respect to any ORRF Acquisition Proposal or approve or resolve to approve any ORRF Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an ORRF Acquisition Proposal. Any violation of the foregoing restrictions by any of ORRF Representatives, whether or not such ORRF Representative is so authorized and whether or not such ORRF Representative is purporting to act on behalf of ORRF or otherwise, shall be deemed to be a breach of this Agreement by ORRF. ORRF and its Subsidiaries shall, and shall cause each of the ORRF Representatives to, immediately (i) cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential ORRF Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential ORRF Acquisition Proposals.
  (b) Notwithstanding Section 6.6(a), prior to the date of the ORRF Meeting, ORRF may take any of the actions described in clause (ii) of Section 6.6(a) if, but only if, (i) ORRF has received a bona fide unsolicited written ORRF Acquisition Proposal that did not result from a material breach of this Section 6.6; (ii) the ORRF Board determines in good faith, (A) after consultation with and having considered the advice of its outside legal counsel, that such ORRF Acquisition Proposal constitutes or is reasonably likely to lead to an ORRF Superior Proposal and (B) after consultation with and having considered the advice of its outside legal counsel, that the failure to take such actions would be reasonably expected to result in the failure of the ORRF Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to ORRF’s shareholders under applicable law, in each case, with respect to the Merger; (iii) ORRF has provided CVLY with at least three Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to ORRF or any of its Subsidiaries or otherwise relating to an ORRF Acquisition Proposal, ORRF receives from such Person a confidentiality agreement with terms no less favorable to ORRF than those contained in the Confidentiality Agreement. ORRF shall promptly provide to CVLY any non-public information regarding ORRF or its Subsidiaries provided to any other Person which was not previously provided to CVLY, such additional information to be provided no later than the date of provision of such information to such other party.
  (c) ORRF shall promptly (and in any event within 24 hours) notify CVLY in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, ORRF or the ORRF Representatives, in each case in connection with any ORRF Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). ORRF agrees that it shall keep CVLY informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). ORRF shall provide CVLY and CVLY Bank with at least 48 hours prior notice of any meeting of the ORRF Board at which the ORRF Board is reasonably expected to consider any ORRF Acquisition Proposal.
  (d) Neither the ORRF Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to CVLY in connection with the transactions contemplated by this Agreement (including the Merger), the ORRF Recommendation, fail to reaffirm the ORRF Recommendation within three Business Days following a request by CVLY, or make any statement, announcement, filing or release, in connection with the ORRF Meeting or otherwise, inconsistent with the ORRF Recommendation (it being understood that taking a neutral position or no position with respect to an ORRF Acquisition Proposal shall be considered an adverse modification of the ORRF Recommendation); (ii) approve or recommend, or propose to approve or recommend, any ORRF Acquisition Proposal; or (iii) unless this Agreement has been terminated in accordance with its terms, enter into (or cause ORRF or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any ORRF Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.6(b)) or (B) requiring ORRF to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
  (e) Notwithstanding Section 6.6(d), prior to the receipt of the ORRF Shareholder Approval, the ORRF Board may withdraw, qualify, amend or modify the ORRF Recommendation (a “ORRF Subsequent Determination”) after the fifth Business Day following CVLY’s receipt of a written notice (the “ORRF Notice of Superior Proposal”) from ORRF advising CVLY that the ORRF Board has decided that a bona fide unsolicited written ORRF Acquisition Proposal that it received (that did not result from a material breach by ORRF or any ORRF Representative of this Section 6.6) constitutes an ORRF Superior Proposal if, but only if, (i) the ORRF Board has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel that the failure to take such actions would reasonably be expected to result in the failure of the ORRF Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to ORRF’s shareholders under applicable law, in each case, with respect to the Merger, (ii) during the five Business Day period after receipt of the ORRF Notice of Superior Proposal by CVLY (the “ORRF Notice Period”), ORRF and the ORRF Board shall have cooperated and negotiated in good faith with CVLY to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable ORRF to proceed with the ORRF Recommendation without an ORRF Subsequent Determination; provided, however, that CVLY shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the ORRF Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CVLY since its receipt of such ORRF Notice of Superior Proposal, the ORRF Board has again in good faith made the determination (A) in clause (i) of this Section 6.6(e) and (B) that such ORRF Acquisition Proposal constitutes an ORRF Superior Proposal. In the event of any material revisions to the ORRF Superior Proposal, ORRF shall be required to deliver a new ORRF Notice of Superior Proposal to CVLY and again comply with the requirements of this Section 6.6(e), except that the ORRF Notice Period shall be reduced to three Business Days.
  (f) Notwithstanding any ORRF Subsequent Determination, this Agreement shall be submitted to ORRF’s shareholders at the ORRF Meeting for the purpose of voting on, the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve ORRF of such obligation; provided, however, that if the ORRF Board shall have made an ORRF Subsequent Determination, then the ORRF Board may submit this Agreement to ORRF’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the ORRF Board may communicate the basis for its lack of a recommendation to ORRF’s shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the ORRF Board shall not submit to the vote of its shareholders any ORRF Acquisition Proposal other than the Merger at the ORRF Meeting.
6.7 Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.
6.8 Shares Listed. Prior to the Effective Time, to the extent required by Nasdaq, ORRF shall file a notice of additional listing of shares with Nasdaq with respect to the shares of ORRF Common Stock to be issued to the holders of CVLY Common Stock in the Merger.
6.9 Regulatory Applications; Filings; Consents. ORRF and CVLY and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations; provided, however, that in no event shall CVLY or ORRF, or any of their respective Subsidiaries, be required to agree to any prohibition, limitation, condition or other requirement which ORRF reasonably determines would (A) prohibit or materially limit the ownership or operation by CVLY or any of its Subsidiaries, or by ORRF or any of its Subsidiaries, of all or any material portion of the business or assets of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, (B) compel ORRF, or any of its Subsidiaries, to dispose of or hold separate all or any material portion of the business or assets of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, or (C) compel ORRF, or any of its Subsidiaries, to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (A)-(C) of this sentence would have a material adverse effect on the future operation by the Surviving Corporation’s and its Subsidiaries’ business, taken as a whole (assuming for this purposes that the Surviving Corporation consists of CVLY and ORRF and their respective Subsidiaries taken as a whole) (a “Burdensome Condition”). Provided that CVLY has cooperated as required above, ORRF agrees to file the requisite applications or notices to be filed by it with the FRB and DOBS. Each of ORRF and CVLY shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.10 Indemnification; Directors’ and Officers’ Insurance.
  (a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, and shall advance expenses as incurred, any current or former employee, director or officer of CVLY or its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was an employee, director or officer of CVLY or one of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, in each case, to the fullest extent provided in CVLY’s Articles of Incorporation or Bylaws or in the similar governing documents of CVLY’s Subsidiaries as in effect as of the date hereof or pursuant to applicable law. Any Indemnified Party to whom expenses are advanced pursuant to the first sentence of this Section 6.10(a) shall, as a condition of receiving such advances, provide an undertaking if required by CVLY’s Articles of Incorporation or Bylaws or in the similar governing documents of CVLY’s Subsidiaries or applicable law, as applicable, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification.
  (b) Prior to the Effective Time, CVLY shall purchase an extended reporting period endorsement under CVLY’s existing directors’ and officers’ liability insurance coverage for CVLY’s directors and officers in a form acceptable to CVLY which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by CVLY, so long as the aggregate cost is not more than 300% of the annual premium currently paid by CVLY for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, CVLY may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.
  (c) In the event ORRF or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of ORRF shall assume the obligations set forth in this Section 6.10.
  (d) The provisions of this Section 6.10 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
6.11 Employees and Benefit Plans.
  (a) From and for at least the 12-month period after the Effective Time, ORRF agrees to provide the employees of CVLY and any of its Subsidiaries who remain employed after the Effective Time (collectively, the “CVLY Employees”) with the following compensation and benefits: (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such CVLY Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are, in the aggregate, no less favorable than the cash incentive compensation opportunities, in the aggregate, provided to such CVLY Employee immediately prior to the Effective Time, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits maintained by ORRF for similarly-situated employees of ORRF. ORRF will treat, and cause its applicable ORRF Employee Programs to treat, the service of CVLY Employees with CVLY or any of its Subsidiaries as service rendered to ORRF or any of its Subsidiaries for purposes of eligibility to participate, vesting and for level of benefits (but not for benefit accrual under any defined benefit plan) attributable to any period before the Effective Time. Without limiting the foregoing, but subject to the terms and conditions of the applicable ORRF Employee Programs, ORRF shall cause the CVLY Employees to receive credit for their prior service for eligibility and vesting purposes in ORRF’s 401(k) plan and for purposes of determining the length of vacation, sick time, and paid time off and severance under ORRF’s applicable plan or policy. ORRF shall also provide that CVLY Employees shall not be treated as “new” employees for purposes of any exclusions under any health or similar plan of ORRF for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of CVLY or its Subsidiaries immediately prior to the Effective Time, shall use commercially reasonable efforts to cause any pre-existing conditions or limitations, exclusions, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any ORRF Employee Program providing medical, dental, hospital, pharmaceutical or vision benefits to be waived with respect to CVLY Employees and their spouses and eligible dependents, and shall use commercially reasonable efforts to provide that any deductibles, co-payments or out-of- pocket expenses paid under any of CVLY’s or any of its Subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under ORRF’s health plans upon delivery to ORRF of appropriate documentation, subject to the terms and conditions of the applicable ORRF Employee Program. Notwithstanding the foregoing provisions of this Section 6.11, service and other amounts shall not be credited to CVLY Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in the duplication of benefits. Notwithstanding any of the foregoing to the contrary, none of the provisions contained herein shall operate to duplicate any benefit provided to any CVLY Employee or the funding of any such benefit.
  (b) Notwithstanding anything to the contrary herein, following the Effective Time, ORRF shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of CVLY. Notwithstanding the foregoing, unless a CVLY Employee affirmatively terminates coverage (or causes coverage to terminate) under a CVLY health plan prior to the time such CVLY Employee becomes eligible to participate in a health plan of ORRF or ORRF’s Subsidiary, no coverage of any of CVLY Employees or their dependents shall terminate under any of the CVLY health plans prior to the time such CVLY Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of ORRF or any ORRF Subsidiary and their dependents.
  (c) From and after the Effective Time, ORRF agrees to honor and continue to be obligated to perform, or to cause ORRF Bank and CVLY and its Subsidiaries to honor and continue to be obligated to perform, in accordance with their terms, all contractual rights of current and former employees of CVLY or any of its Subsidiaries existing as of the Effective Time, including, without limitation, all employment, change in control, severance and deferred compensation agreements and arrangements listed or described in Schedule 6.11(c) of the CVLY Disclosure Schedule. In addition, concurrently with the execution of this Agreement, ORRF shall offer an employment agreement to Craig L. Kauffman, a copy of which is contained in Schedule 6.10(c) of the CVLY Disclosure Schedule.
  (d) If requested by ORRF no later than 30 days prior to the Closing, CVLY shall terminate its 401(k) plan effective as of the day prior to the Effective Time (but contingent upon the occurrence thereof) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonably satisfactory to ORRF. If the CVLY 401(k) plan is terminated, ORRF agrees to permit participants in the CVLY 401(k) plan who are CVLY Employees to roll over their account balances and outstanding loan balances from such plan to ORRF’s 401(k) plan, and such CVLY Employees who satisfy the eligibility requirements of ORRF’s 401(k) plan (taking into account credit for prior years of service with CVLY pursuant to Section 6.11(a), other than for purposes of profit-sharing contribution) shall be eligible to immediately participate in ORRF’s 401(k) plan. Prior to the Closing, ORRF shall take such other actions (including, without limitation, amending ORRF’s 401(k) plan) as may be required to effect the foregoing provisions of this Section 6.11(d).
  (e) ORRF agrees to honor the severance guidelines attached as Schedule 6.11(e) of the CVLY Disclosure Schedule in connection with the termination of employment of any CVLY Employee, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, who has a qualified termination event by CVLY at the request of ORRF as of, or within six (6) months following, the Effective Time. Any such terminated CVLY Employee shall receive the severance payment in such amounts, at such times, and upon such conditions as set forth on said Schedule.
  (f) From the date hereof through the Closing, CVLY shall, and shall cause its applicable Subsidiaries or Affiliates to, provide ORRF with reasonable access (at reasonable times, upon reasonable notice and in a manner that will not materially interfere with the normal operations of CVLY) to the (i) employees of CVLY and any of its Subsidiaries and (ii) CVLY’s human resources personnel and personnel records (to the extent not prohibited by applicable law) for purposes of (A) facilitating an orderly transition of such employees from and after the Closing, (B) making announcements concerning, and preparing for the consummation of, the transactions contemplated by this Agreement, and (C) engaging, communicating or meeting with and/or presenting to such employees on either an individual or group basis with respect to matters related to their prospective continued employment with ORRF on and after the Closing. CVLY and ORRF shall use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of CVLY and its Subsidiaries regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.
  (g) Notwithstanding the foregoing, nothing contained in this Section 6.11 shall (i) be treated as an amendment of any particular Employee Program or any other employee benefit plan, program, policy, agreement or arrangement or (ii) give any third party, including any CVLY Employee, any former employee of CVLY or any of its Subsidiaries or any beneficiary representative thereof, any right to enforce the provisions of this Section 6.11. Nothing contained in this Agreement is intended to (x) confer upon any CVLY Employee or any other Person any right to continued employment after the Effective Time or (y) prevent ORRF or any of its Affiliates from amending, modifying or terminating any Employee Program or any other employee benefit plan, program, policy, agreement or arrangement.
  (h) Within 45 days after the date of this Agreement, CVLY shall designate, in mutual agreement with ORRF, certain employees of CVLY and CVLY Bank who shall remain employed by CVLY and CVLY Bank as of the Closing Date and/or through a post-Closing transition period through certain dates following the Effective Time and such employees may be eligible to receive retention bonuses. The amount, allocation and timing of payment of each such bonus will be determined by CVLY, in mutual agreement with ORRF. Neither party shall communicate the amounts considered for individual retention bonuses with the affected employees until such amounts are finally determined.
  (i) Within 45 days after the date of this Agreement, ORRF shall designate, in mutual agreement with CVLY, certain employees of ORRF and ORRF Bank who shall remain employed by ORRF and ORRF Bank as of the Closing Date and/or through a post-Closing transition period through certain dates following the Effective Time and such employees may be eligible to receive retention bonuses. The amount, allocation and timing of payment of each such bonus will be determined by ORRF, in mutual agreement with CVLY. Neither party shall communicate the amounts considered for individual retention bonuses with the affected employees until such amounts are finally determined.
6.12 Notification of Certain Matters. Each of ORRF and CVLY shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or (b) notwithstanding the standards set forth in Section 9.1, would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by ORRF or CVLY shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to ORRF’s or CVLY’s obligations to consummate the transactions contemplated by this Agreement.
6.13 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with its respective terms.
6.14 Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, each of ORRF and CVLY shall, and shall cause each of its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (c) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (d) promptly notify CVLY or ORRF, as the case may be, of any suit, claim, action, investigation, proceeding or audit pending against or with respect to ORRF or CVLY, as the case may be, or any of its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.
6.15 Section 16 Votes. Prior to the Effective Time, CVLY shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of CVLY (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of CVLY who is subject to Section 16 of the Exchange Act.

6.16 Certain Litigation. Each party shall provide the other party prompt written notice of, and the opportunity to participate at its own expense in the defense or settlement of, any shareholder litigation against such party and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld). Each party shall use its reasonable best efforts to keep the other party generally informed about the status of such litigation.
6.17 Classified Loans.
  (a) CVLY shall promptly after the end of each quarter after the date hereof and upon Closing provide ORRF with a complete and accurate list, including the amount, of all CVLY Classified Loans.
  (b) ORRF shall promptly after the end of each quarter after the date hereof and upon Closing provide CVLY with a complete and accurate list, including the amount, of all ORRF Classified Loans.
6.18 Leases. Upon written request of ORRF, CVLY shall use commercially reasonable efforts to obtain an estoppel from any third party under a lease, sublease or ground lease to which CVLY or any of its Subsidiaries is a party, in the form attached to such lease, sublease or ground lease, or in a form as prepared by ORRF.
6.19 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement (including, without limitation, Section 6.9), each of the parties to the Agreement agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other parties hereto to that end.
6.20 Reorganization. Neither CVLY, on the one hand, nor ORRF, on the other hand, shall take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
6.21 Treatment of CVLY Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of CVLY Bank), ORRF or ORRF Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by CVLY or CVLY Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Schedule 6.21 of the CVLY Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) ORRF shall, and shall cause ORRF Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) ORRF shall, and shall cause ORRF Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the Bank Merger Effective Time, as applicable.
6.22 Corporate Governance.
  (a) Prior to the Effective Time, the ORRF Board shall take all actions necessary to adopt the Bylaws Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Bylaws Amendment, (A) ORRF shall expand the size of the ORRF Board to 13 members and (B) ORRF shall appoint six new directors, each of whom shall be selected from the existing CVLY Board by CVLY (subject to the prior consultation with ORRF), and (C) ORRF shall cause four of ORRF’s existing directors to resign (subject to prior consultation with CVLY). Each director of CVLY appointed to the board of directors of the Surviving Corporation shall serve as a director for the remainder of the term of the class to which such director is appointed, the CVLY directors shall be appointed to fill the class of directors of the resigning ORRF directors, as applicable, and the directors of the Surviving Corporation shall be re-classified so that (i) there will be an equal split of the CVLY directors amongst all classes of directors and (ii) the total number of directors of each class will be split as evenly split as possible (e.g., if there are 3 classes of directors, then there will be 5 directors in one class, 4 directors in the another class and 4 directors in the third class). Upon the expiration of the term to which he or she is initially appointed, the board of directors of the Surviving Corporation shall nominate and recommend such director for election by the shareholders of the Surviving Corporation to a successive three-year term on the board of directors of the Surviving Corporation, provided, however, that, in each case he or she continues to meet the eligibility requirements for a director under the Articles of Incorporation and Bylaws of the Surviving Corporation.
  (b) Effective as of the Effective Time, (i) Joel Zullinger shall serve as the Chairman of the board of directors of each of the Surviving Corporation and the Surviving Bank, (ii) Rodney Messick shall serve as the Vice Chairman of the board of directors of each of the Surviving Corporation and the Surviving Bank, (iii) Thomas Quinn shall serve as the Chief Executive Officer of each of the Surviving Corporation and the Surviving Bank, and (iv) Craig Kauffman shall serve as the Chief Operating Officer of each of the Surviving Corporation and the Surviving Bank. The composition of the committees of the board of directors of the Surviving Corporation shall be as further set forth in the Bylaws of the Surviving Corporation, as amended by the Bylaws Amendment.
  (c) Effective as of the Effective Time, (i) the headquarters and main office of the Surviving Corporation and the Surviving Bank will be located in Harrisburg, Pennsylvania, (ii) the operations location of the Surviving Corporation and the Surviving Bank shall be in York, Pennsylvania and (iii) the name of the Surviving Corporation shall be “Orrstown Financial Services, Inc.” and the name of the Surviving Bank shall be “Orrstown Bank”.
  (d) The corporate governance provisions of the bylaws of the Surviving Bank in effect as of the Bank Merger Effective Time will be consistent with the corporate governance provisions of the Bylaws of the Surviving Corporation, as amended by the Bylaws Amendment.
ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER
7.1 Conditions to Each Party’s Obligations to Effect the Merger. The obligation of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:
  (a) CVLY Shareholder Vote. The Merger, this Agreement and the transactions contemplated hereby shall have been approved by the requisite affirmative vote of the outstanding shares of CVLY Common Stock eligible to vote at CVLY Meeting in accordance with all applicable laws.
  (b) ORRF Shareholder Vote. The issuance of the Merger Consideration shall have been approved by the requisite affirmative vote of the outstanding shares of ORRF Common Stock eligible to vote at the ORRF Meeting in accordance with all applicable law.
  (c) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such Regulatory Approvals shall impose any term, condition or restriction that ORRF reasonably determines is a Burdensome Condition. All conditions to the Regulatory Approvals shall have been satisfied or waived.
  (d) No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.
  (e) Effective Registration Statement; NASDAQ. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority. The notice of additional listing of shares filed with Nasdaq in accordance with Section 6.8 shall have been accepted by Nasdaq.
7.2 Conditions to the Obligations of ORRF. The obligation of ORRF to consummate the Merger is also conditioned upon the satisfaction or waiver by ORRF, at or prior to the Effective Time, of each of the following conditions:
  (a) Representations, Warranties and Covenants of CVLY. (i) Each of the representations and warranties of CVLY contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of CVLY to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. ORRF shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of CVLY, to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.
  (b) Tax Opinion Relating to the Merger. ORRF shall have received an opinion from Goodwin Procter LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from ORRF, on the one hand, and CVLY, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.
7.3 Conditions to the Obligations of CVLY. The obligation of CVLY to consummate the Merger is also conditioned upon the satisfaction or waiver by CVLY, at or prior to the Effective Time, of each of the following conditions:
  (a) Representations, Warranties and Covenants of ORRF. (i) Each of the representations and warranties of ORRF contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of ORRF to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. CVLY shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of ORRF, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.
  (b) Tax Opinion Relating to the Merger. CVLY shall have received an opinion from Holland & Knight LLP dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from ORRF, on the one hand, and CVLY, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.
ARTICLE VIII

TERMINATION
8.1 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, it being understood and agreed that a decision of ORRF or CVLY to terminate this Agreement shall be made by the ORRF Board (in the case of ORRF) or the CVLY Board (in the case of CVLY):
  (a) by the mutual consent of ORRF and CVLY in a written instrument;
  (b) by ORRF or CVLY, in the event that the Merger is not consummated by December 31, 2024 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
  (c) by ORRF or CVLY (provided, however, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and which breach, either individually or in the aggregate with all other breaches by such party, would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;
  (d) by ORRF or CVLY, (i) in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall (A) impose any term, condition or restriction that is a Burdensome Condition, or (B) have been denied by final nonappealable action of such Governmental Authority, or (ii) any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 6.9, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted or to prevent such Burdensome Condition from being imposed;
  (e) by ORRF or CVLY, if the CVLY Shareholder Approval shall not have been obtained at CVLY Meeting or at any adjournment postponement thereof in accordance with this Agreement;
  (f) by ORRF or CVLY, if the ORRF Shareholder Approval shall not have been obtained at the ORRF Meeting or at any adjournment postponement thereof in accordance with this Agreement;
  (g) by ORRF, if (i) the CVLY Board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds CVLY Recommendation, fails to reaffirm CVLY Recommendation within three Business Days following a request by ORRF to do so, or makes any statement, announcement, filing or release, in connection with the CVLY Meeting or otherwise, inconsistent with the CVLY Recommendation (it being understood that taking a neutral position or no position with respect to a CVLY Acquisition Proposal shall be considered an adverse modification of the CVLY Recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the CVLY Meeting or to solicit proxies in favor of this Agreement under Section 6.1, (C) approves or recommends a CVLY Acquisition Proposal, (D) enters into (or causes CVLY to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to a CVLY Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or requiring CVLY to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5 by CVLY or any of the CVLY Representatives; or
  (h) by CVLY, if (i) the ORRF Board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds the ORRF Recommendation, fails to reaffirm the ORRF Recommendation within three Business Days following a request by CVLY to do so, or makes any statement, announcement, filing or release, in connection with the ORRF Meeting or otherwise, inconsistent with the ORRF Recommendation (it being understood that taking a neutral position or no position with respect to an ORRF Acquisition Proposal shall be considered an adverse modification of the ORRF Recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the ORRF Meeting or to solicit proxies in favor of this Agreement under Section 6.1, (C) approves or recommends an ORRF Acquisition Proposal, (D) enters into (or causes CVLY to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to an ORRF Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or requiring ORRF to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5 by ORRF or any of the ORRF Representatives.
8.2 Effect of Termination and Abandonment.
  (a) In the event of termination of this Agreement by either ORRF or CVLY as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of ORRF, CVLY, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.3 (Press Releases), 6.13 (Confidentiality Agreement) and 9.5 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, none of ORRF or CVLY shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
  (b) In the event this Agreement is terminated by ORRF pursuant to Section 8.1(g), CVLY shall pay to ORRF an amount equal to $8,300,000 (the “Termination Fee”).
  (c) In the event this Agreement is terminated by CVLY pursuant to Section 8.1(h), ORRF shall pay to CVLY the Termination Fee.
  (d) In the event that this Agreement is terminated by ORRF or CVLY pursuant to Section 8.1(b) or Section 8.1(e) due to the failure to obtain the approval of CVLY’s shareholders at the CVLY Meeting (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or capable of being satisfied prior to such termination) and (i) a CVLY Acquisition Proposal with respect to CVLY shall have been announced, disclosed or otherwise communicated to the CVLY Board or senior management of CVLY prior to the CVLY Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, CVLY shall have (x) recommended to its shareholders or consummated a transaction qualifying as a CVLY Acquisition Transaction or (y) entered into a definitive agreement with respect to a CVLY Acquisition Transaction, then CVLY shall pay to ORRF an amount equal to the Termination Fee. For purposes of this Section 8.2(d), all references in the definition of CVLY Acquisition Transaction to “25%” shall instead refer to “50%.”
  (e) In the event that this Agreement is terminated by ORRF or CVLY pursuant to Section 8.1(b) or Section 8.1(f) due to the failure to obtain the approval of ORRF’s shareholders at the ORRF Meeting (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or capable of being satisfied prior to such termination), and (i) an ORRF Acquisition Proposal with respect to ORRF shall have been announced, disclosed or otherwise communicated to the ORRF Board or senior management of ORRF prior to the ORRF Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, ORRF shall have (x) recommended to its shareholders or consummated a transaction qualifying as an ORRF Acquisition Transaction or (y) entered into a definitive agreement with respect to an ORRF Acquisition Transaction, then ORRF shall pay to CVLY an amount equal to the Termination Fee. For purposes of this Section 8.2(e), all references in the definition of ORRF Acquisition Transaction to “25%” shall instead refer to “50%.”
  (f) In the event that this Agreement is terminated by ORRF pursuant to Section 8.1(c) and (i) a CVLY Acquisition Proposal with respect to CVLY shall have been announced, disclosed or otherwise communicated to the CVLY Board or senior management of CVLY prior to any breach by CVLY of any representation, warranty, covenant or other agreement giving rise to such termination by ORRF or during the cure period therefor provided in Section 8.1(c) and (ii) within 12 months of such termination, CVLY shall have (x) recommended to its shareholders or consummated a transaction qualifying as a CVLY Acquisition Transaction or (y) entered into a definitive agreement with respect to a CVLY Acquisition Transaction, then CVLY shall pay to ORRF an amount equal to the Termination Fee. For purposes of this Section 8.2(f), all references in the definition of CVLY Acquisition Transaction to “25%” shall instead refer to “50%.”
  (g) In the event that this Agreement is terminated by CVLY pursuant to Section 8.1(c) and (i) an ORRF Acquisition Proposal with respect to ORRF shall have been announced, disclosed or otherwise communicated to the ORRF Board or senior management of ORRF prior to any breach by ORRF of any representation, warranty, covenant or other agreement giving rise to such termination by CVLY or during the cure period therefor provided in Section 8.1(c) and (ii) within 12 months of such termination, ORRF shall have (x) recommended to its shareholders or consummated a transaction qualifying as an ORRF Acquisition Transaction or (y) entered into a definitive agreement with respect to an ORRF Acquisition Transaction, then ORRF shall pay to CVLY an amount equal to the Termination Fee. For purposes of this Section 8.2(g), all references in the definition of ORRF Acquisition Transaction to “25%” shall instead refer to “50%.”
  (h) Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than two Business Days after the date of the event giving rise to the obligation to make such payment. All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the receiving party.

  (i) ORRF and CVLY acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, ORRF would not have entered into this Agreement. Accordingly, if CVLY or ORRF, as the case may be, fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, CVLY or ORRF, as the case may be, commences a suit which results in a judgment against CVLY for the amount set forth in this Section 8.2, the losing party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.
ARTICLE IX

MISCELLANEOUS
9.1 Standard. No representation or warranty of CVLY contained in Article III or of ORRF contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of CVLY, or Article IV, in the case of ORRF, has had or would be reasonably likely to have a CVLY Material Adverse Effect or an ORRF Material Adverse Effect, respectively (disregarding for purposes of this Section 9.1 any materiality or material adverse effect qualification contained in any representations or warranties other than in clause (i) of Section 3.12 and clause (i) of 4.12). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.3(a), 3.3(b), 4.3(a) and 4.3(b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 3.4, 3.5, 3.6, 3.7(a)(ii), 3.14(j), 3.22, 3.23, 3.33 and the first two sentences of Section 3.2, in the case of CVLY, and Sections 4.4, 4.5, 4.6, 4.7(a)(ii), 4.14(j), 4.22, 4.23, 4.33, the first two sentences of Section 4.2, in the case of ORRF, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) clause (i) of Section 3.12), in the case of CVLY, and clause (i) of Section 4.12, in the case of ORRF, shall be deemed untrue and incorrect if not true and correct in all respects.
9.2 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.
9.3 Certain Definitions.
  (a) As used in this Agreement, the following terms shall have the meanings set forth below:
“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Articles of Incorporation” shall have the meaning ascribed to it in Section 1306 of the PBCL.
“Business” means the business of CVLY and its Subsidiaries or the business of ORRF and its Subsidiaries as currently conducted.
“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.
“Confidentiality Agreement” means the letter agreement between the parties dated August 1, 2023 regarding confidentiality and non-disclosure, as amended by that certain Competitively Sensitive Information and Nonsoliciation Amendment, dated September 25, 2023, by and between CVLY and ORRF.
“CVLY Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a CVLY Acquisition Transaction on terms that the CVLY Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and nationally recognized financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of CVLY Common Stock or all, or substantially all, of the assets of CVLY and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of CVLY Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to CVLY’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to CVLY’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
“CVLY Material Adverse Effect” means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CVLY and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent CVLY from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term CVLY Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as CVLY and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole); (iii) actions and omissions of CVLY and its Subsidiaries taken with the prior written consent of ORRF in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by CVLY under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole) and (vii) any failure by CVLY to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of CVLY Material Adverse Effect may be taken into account in determining whether there has been a CVLY Material Adverse Effect).
“Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Environment” means any air (including indoor air), water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, soil vapor, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource.
“Environmental Laws” means any applicable federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, or exposure to, Hazardous Material or Oil. The term Environmental Law includes without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Hazardous Material” means any pollutant, contaminant, or waste and any other chemical, substance or material regulated under any Law or by any Governmental Authority due to its toxic, hazardous or dangerous or deleterious properties or characteristics, and includes, without limitation, crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, medical or infectious waste, asbestos, asbestos-containing materials, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, polychlorinated biphenyls, mold, mycotoxins, radon and per- or polyfluoroalkyl.
“Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, or used or held for use by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, in the Business. Intellectual Property Assets means, collectively, (A) patents and patent applications (“Patents”); (B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration (“Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications; and (D) rights under applicable US state trade secret laws as are applicable to know-how and confidential information (“Trade Secrets”).
“Knowledge” shall mean, with respect to any fact, event or occurrence, (i) in the case of CVLY, the actual knowledge after reasonable inquiry of one or more of those certain executive officers of CVLY listed on Schedule 9.3(a)(i) of the CVLY Disclosure Schedule, or (ii) in the case of ORRF, the actual knowledge after reasonable inquiry of one or more of ORRF’s executive officers, all of whom are listed on Schedule 9.3(a)(ii) of the ORRF Disclosure Schedule.
“Loan Property” means any property in which CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be, holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be.
“ORRF Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CVLY), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an ORRF Acquisition Transaction.
“ORRF Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving ORRF or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of ORRF or any of its Subsidiaries representing, in the aggregate, 25% or more of the assets of ORRF and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of ORRF or any of its Subsidiaries; or (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of ORRF or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement involving CVLY.
“ORRF Material Adverse Effect” means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of ORRF and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent ORRF from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term ORRF Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as ORRF and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries taken as a whole); (iii) actions and omissions of ORRF and its Subsidiaries taken with the prior written consent of CVLY in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by ORRF under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole), (vii) any failure by ORRF to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of ORRF Material Adverse Effect may be taken into account in determining whether there has been an ORRF Material Adverse Effect); and (viii) changes in the trading price or trading volume of ORRF Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of ORRF Material Adverse Effect may be taken into account in determining whether there has been an ORRF Material Adverse Effect).
“ORRF Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an ORRF Acquisition Transaction on terms that the ORRF Board determines in its good faith judgment, after consultation with and consideration of the advice of its outside legal counsel and a nationally recognized financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of ORRF Common Stock or all, or substantially all, of the assets of ORRF and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of ORRF Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to ORRF’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to ORRF’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

“Participation Facility” means any facility in which CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be, participates or has participated in the management of environmental matters.
“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint stock company, business trust or unincorporated organization.
“Privacy Laws” shall mean shall mean any law, rule or regulation that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including, without limitation, the CAN-SPAM Act, the Telephone Consumer Privacy Act, the Gramm-Leach-Bliley Act and all United States state Laws concerning privacy, data security, breach response and/or data protection, each as amended from time to time.
“Products” means those products and/or services researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be.
“Regulatory Approvals” shall mean any approval, waiver, or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement, including, without limitation, (a) the waiver or approval of the FRB and (b) the approval of DOBS.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
“Tax” or “Taxes” shall mean all taxes, duties, charges, fees, levies or other assessments, in each case in the nature of a tax, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, escheat, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.
“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement filed, or required to be filed, with a Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.
  (b) The following terms are defined elsewhere in this Agreement, as indicated below:
“Agreement” shall have the meaning set forth in the preamble to this Agreement.
“Bank Merger” shall have the meaning set forth in Section 1.8.
“Bank Merger Agreement” shall have the meaning set forth in Section 1.8.
“Bank Merger Effective Time” shall have the meaning set forth in Section 1.8.
“BHCA” shall have the meaning set forth in Section 3.2.
“BOLI” shall have the meaning set forth in Section 3.16.
“Burdensome Conditions” shall have the meaning set forth in Section 6.9.
“Bylaws Amendment” shall have the meaning ascribed to in Section 1.5.
“CERCLA” shall have the meaning set forth in Section 3.17(e).
“Certificate” shall have the meaning set forth in Section 2.2.
“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.
“Code” shall have the meaning set forth in the recitals to this Agreement.
“Contingent Workers” shall have the meaning set forth in Section 3.15.
“CRA” shall have the meaning set forth in Section 3.7(b).
“CVLY” shall have the meaning set forth in the preamble to this Agreement.
“CVLY Acquisition Proposal” shall have the meaning set forth in Section 6.5(a).
“CVLY Acquisition Transaction” shall have the meaning set forth in Section 6.5(a).
“CVLY Balance Sheet” shall have the meaning set forth in Section 3.11(a).
“CVLY Bank” shall have the meaning set forth in Section 1.8.
“CVLY Board” shall have the meaning set forth in the recitals to this Agreement.
“CVLY Classified Loans” shall have the meaning set forth in Section 3.24(g).
“CVLY Common Stock” shall have the meaning set forth in the recitals to this Agreement.
“CVLY Disclosure Schedule” shall have the meaning set forth in Section 3.1(b).
“CVLY Employee Programs” shall have the meaning set forth in Section 3.14(a).
“CVLY Employees” shall have the meaning set forth in Section 6.11(a).
“CVLY ESPP” shall have the meaning set forth in Section 2.8(c).
“CVLY Equity Plans” shall have the meaning set forth in Section 2.8(a).
“CVLY Financial Advisor” shall have the meaning set forth in Section 3.33.
“CVLY Form 10-K” shall have the meaning set forth in Section 3.11(a).
“CVLY IT Systems” shall have the meaning set forth in Section 3.19(i).
“CVLY Leases” shall have the meaning set forth in Section 3.21(b).
“CVLY Loans” shall have the meaning set forth in Section 3.24(g).
“CVLY Material Contract” shall have the meaning set forth in Section 3.20(a).
“CVLY Meeting” shall have the meaning set forth in Section 6.1(a).
“CVLY Notice Period” shall have the meaning set forth in Section 6.5(e).
“CVLY Privacy Requirements” shall have the meaning set forth in Section 3.19.
“CVLY Property” shall have the meaning set forth in Section 3.17(a).
“CVLY Recommendation” shall have the meaning set forth in Section 6.1(a)(ii).
“CVLY Representatives” shall have the meaning set forth in Section 6.5(a).
“CVLY Restricted Stock” shall have the meaning set forth in Section 2.8(b).
“CVLY SEC Documents” shall have the meaning set forth in Section 3.11(a).
“CVLY Shareholder Approval” shall have the meaning set forth in Section 6.1(a).
“CVLY Stock Options” shall have the meaning set forth in Section 2.8(a).
“CVLY Subsequent Determination” shall have the meaning set forth in Section 6.5(e).
“CVLY Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.
“Derivative Transactions” shall have the meaning set forth in Section 3.28.
“DOBS” shall have the meaning set forth in Section 3.10(b).

“Effective Time” shall have the meaning set forth in Section 1.2.
“Employee Program” shall have the meaning set forth in Section 3.14(k)(i).
“ERISA” shall have the meaning set forth in Section 3.14(k)(ii).
“ERISA Affiliate” shall have the meaning set forth in Section 3.14(k)(iv).
“Exchange Agent” shall have the meaning set forth in Section 2.6(a).
“Exchange Fund” shall have the meaning set forth in Section 2.6(a).
“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).
“FDIA” shall have the meaning set forth in Section 3.30.
“FDIC” shall have the meaning set forth in Section 3.10(b).
“Final Exercise Date” shall have the meaning set forth in Section 2.8(c).
“Finance Laws” shall have the meaning set forth in Section 3.9(a).
“FRB” shall have the meaning set forth in Section 3.2.
“Hazardous Material” shall have the meaning set forth in Section 3.19(f).
“Indemnified Parties” shall have the meaning set forth in Section 6.10(a).
“Information Security Requirements” shall have the meaning set forth in Section 3.19.
“Liens” shall have the meaning set forth in Section 3.4(a).
“maintains” shall have the meaning set forth in Section 3.14(k)(iii).
“Marks” shall have the meaning set forth in the definition of Intellectual Property Assets.
“Merger” shall have the meaning set forth in the recitals to this Agreement.
“Merger Consideration” shall have the meaning set forth in Section 2.1(c).
“Money Laundering Laws” shall have the meaning set forth in Section 3.31(b).
“Multiemployer Plan” shall have the meaning set forth in Section 3.14(k)(v).
“Nasdaq” shall have the meaning set forth in Section 2.3.
“New Certificates” shall have the meaning set forth in Section 2.6(a).
“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).
“OFAC” shall have the meaning set forth in Section 3.31(d).
“ORRF” shall have the meaning set forth in the preamble to this Agreement.
“ORRF Balance Sheet” shall have the meaning set forth in Section 4.11(a).
“ORRF Bank” shall have the meaning set forth in Section 1.8.
“ORRF Classified Loans” shall have the meaning set forth in Section 4.24(g).
“ORRF Common Stock” shall have the meaning set forth in the recitals to this Agreement.
“ORRF Disclosure Schedule” shall have the meaning set forth in Section 4.1(b).
“ORRF Employee Programs” shall have the meaning set forth in Section 4.14(a).
“ORRF Financial Advisor” shall have the meaning set forth in Section 4.33.
“ORRF Form 10-K” shall have the meaning set forth in Section 4.11(a).
“ORRF IT Systems” shall have the meaning set forth in Section 4.19(i).
“ORRF Leases” shall have the meaning set forth in Section 4.21(b).

“ORRF Loans” shall have the meaning set forth in Section 4.24(g).
“ORRF Notice Period” shall have the meaning set forth in Section 6.6(e).
“ORRF Privacy Requirements” shall have the meaning set forth in Section 4.19(a).
“ORRF Property” shall have the meaning set forth in Section 4.17(a).
“ORRF Representatives” shall have the meaning set forth in Section 6.6(a).
“ORRF SEC Documents” shall have the meaning set forth in Section 4.11(a).
“ORRF Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.
“Outside Date” shall have the meaning set forth in Section 8.1(b).
“Patents” shall have the meaning set forth in the definition of “Intellectual Property Assets”.
“PBCL” shall have the meaning set forth in the preamble of this Agreement.
“Premium Limit” shall have the meaning set forth in Section 6.10(b).
“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.2(a).
“Registration Statement” shall have the meaning set forth in Section 6.2(a).
“SEC” shall have the meaning set forth in Section 3.11(a).
“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Takeover Laws” shall have the meaning set forth in Section 3.22.
“Termination Fee” shall have the meaning set forth in Section 8.2(b).
“Third Party Rights” shall have the meaning set forth in Section 3.18(d).
“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property Assets”.
“Treasury Stock” shall have the meaning set forth in Section 2.1(b).
“USA PATRIOT Act” shall have the meaning set forth in Section 3.7(b).
“Voting Agreement Shareholders” shall have the meaning set forth in the recitals to this Agreement.
9.4 Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Board of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of CVLY or the approval of the issuance of the Merger Consideration by the shareholders of ORRF, no amendment of this Agreement shall be made which by law requires further approval of either the shareholders of CVLY or ORRF without obtaining such approval.
9.5 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that (i) ORRF and CVLY shall each pay fifty percent (50%) of printing and mailing expenses for the Joint Proxy Statement/Prospectus and (ii) SEC filing and registration fees shall be the sole responsibility of ORRF.
9.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered, or if by e-mail, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing net-day service by a recognized next-day courier, or (c) on the earlier of confirmed received or the fifth Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested, postage prepaid) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to ORRF:
4750 Lindle Road
Harrisburg, PA 17111
Attention: General Counsel
Email: mdyckman@orrstown.com
With a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Samantha Kirby, Esq.
Email: SKirby@goodwinlaw.com
If to CVLY, to:
105 Leader Heights Road
York, Pennsylvania 17403
Attention: General Counsel
Email: dstolzer@peoplesbanknet.com
With a copy to (which shall not constitute notice):
Holland & Knight LLP
1650 Market Street, Suite 3300
Philadelphia, Pennsylvania 19103
Attention: Paul J Jaskot, Esq.
Email: Paul.Jaskot@hklaw.com
9.7 Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and the right of CVLY shareholders to receive the Merger Consideration as set forth in Article II, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.8 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
9.9 Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by ORRF without the written consent of CVLY and no such assignment shall release ORRF of its obligations hereunder. After the Closing, ORRF’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by CVLY without the prior written consent of ORRF. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder.
9.10 Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.
9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

9.12 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of law principles thereof. Each of the parties hereto (a) hereby irrevocably and unconditionally consents to and submit itself to the personal jurisdiction of the state or federal courts located in the Commonwealth of Pennsylvania (“Pennsylvania Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such Pennsylvania Courts, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Pennsylvania Courts. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in any such Pennsylvania Courts and waives any bond, surety or other security that might be required of any other party in any such Pennsylvania Courts with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.6. Nothing in this Section 9.12, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF ORRF AND CVLY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
9.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction, without the posting of any bond, restraining such breach or threatened breach.
9.14 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, and any documents delivered by the parties in connection herewith, constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.
9.15 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
ORRSTOWN FINANCIAL SERVICES, INC.

By:	/s/ Thomas R. Quinn, Jr.
	Name:	Thomas R. Quinn, Jr.
	Title:	President and Chief Executive Officer
CODORUS VALLEY BANCORP, INC.

By:	/s/ Craig L. Kauffman
	Name:	Craig L. Kauffman
	Title:	President and Chief Executive Officer
[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT INDEX
Exhibit A – CVLY Voting Agreement
Exhibit B – ORRF Voting Agreement
Exhibit C – Bylaws Amendment
Exhibit D – Bank Merger Agreement

Exhibit A

CVLY Voting Agreement

CVLY VOTING AGREEMENT
VOTING AGREEMENT (“Agreement”), dated as of December 12, 2023, by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and the undersigned holder (“Shareholder”) of common stock, par value $2.50 per share (“CVLY Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (the “CVLY”).
WHEREAS, concurrently with the execution of this Agreement, ORRF and CVLY have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of CVLY with and into ORRF (the “Merger”).
WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the number of shares of CVLY Common Stock and has sole, and otherwise unrestricted, voting and investment power with respect to such shares (the “Shares”), indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the terms “Shares” means all shares of CVLY Common Stock, whether such shares of CVLY Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2 herein));
WHEREAS, it is a condition to the willingness of ORRF to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and
WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and ORRF agree as follows:
1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the shareholders of CVLY, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of CVLY, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any CVLY Acquisition Proposal, the Shareholder shall:
  (a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
  (b) vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of CVLY contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to CVLY’s and ORRF’s respective obligations to consummate the Merger; and (iii) against any CVLY Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.
Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.
2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the receipt of CVLY Shareholder Approval, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties hereto to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.
3. Subsequently Acquired Shares; Agreement to Retain Shares. The Shareholder agrees that any Shares of CVLY Common Stock which are acquired after the date of this Agreement and prior to CVLY shareholder
A-A-1

meeting (whether by the exercise of any stock options or warrants, the vesting of any restricted stock unit awards, or purchases in the open market, privately or otherwise) shall be bound by and subject to the terms of this Agreement. The Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a lien, claim, charge or other encumbrance or restriction of any kind whatsoever), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto other than in accordance with the terms and conditions of this Agreement, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (a) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers of Shares in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (d) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights as permitted by the Merger Agreement, (e) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (f) to any other shareholder of CVLY who has executed a copy of this Agreement on the date hereof, and (g) as ORRF may otherwise agree in writing in its sole discretion.
4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to ORRF as follows:
  (a) the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;
  (b) this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of ORRF) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);
  (c) the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1.
5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, in his, her or its capacity as a shareholder of CVLY, shall not, nor shall such Shareholder in such capacity authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates, other than CVLY in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his, her or its representatives or affiliates, other than CVLY in accordance with the terms of the Merger Agreement, to) (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an CVLY Acquisition Proposal, (b) participate in any discussions or negotiations regarding any CVLY Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than ORRF) any information or data with respect to CVLY or its Subsidiary or otherwise relating to an CVLY Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an CVLY Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an CVLY Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of CVLY’s shareholders with respect to an CVLY Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of CVLY that takes any action in support of an CVLY Acquisition Proposal.
A-A-2

6. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court located in the Commonwealth of Pennsylvania, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.
7. No Waivers. No waivers of any breach of this Agreement extended by ORRF to the Shareholder shall be construed as a waiver of any rights or remedies of ORRF with respect to any other shareholder of CVLY who has executed an agreement substantially in the form of this Agreement with respect to Shares owned by such shareholder or with respect to any subsequent breach of the shareholder or any other such shareholder of CVLY. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
8. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not have any effect on the ability of the Shareholder to exercise his or her duties as a director or officer of CVLY, while acting in such capacity as a director or officer of CVLY. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of CVLY.
9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.
10. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
11. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.
12. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.
13. Public Disclosure. The Shareholder shall not issue any press release or any public statement or other disclosure with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of ORRF. The Shareholder hereby permits ORRF to publish and disclose in any document and/or schedule filed by ORRF with the Securities and Exchange Commission and any other applicable Governmental Authority such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments and obligations pursuant to this Agreement.
14. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, ORRF may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.
15. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and of the United States of America located in the Commonwealth of Pennsylvania (the “Pennsylvania Courts”) for
A-A-3

any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waive any objection to the laying of venue of any such litigation in the Pennsylvania Courts and agree not to plead or claim in any Pennsylvania Court that such litigation brought therein has been brought in any inconvenient forum.
16. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.
17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) CVLY Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of CVLY’s Articles of Incorporation, as amended, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.
A-A-4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
ORRSTOWN FINANCIAL SERVICES, INC.

By:
Name:
Title:
A-A-5

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
SHAREHOLDER

By:
Name:
A-A-6

SCHEDULE 1
Shareholder	Shares
A-A-7

Exhibit B

ORRF Voting Agreement

ORRF VOTING AGREEMENT
VOTING AGREEMENT (“Agreement”), dated as of December 12, 2023, by and between Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”), and the undersigned holder (“Shareholder”) of common stock, no par value per share (“ORRF Common Stock”), of Orrstown Financial Services, Inc., a Pennsylvania corporation (the “ORRF”).
WHEREAS, concurrently with the execution of this Agreement, ORRF and CVLY have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of CVLY with and into ORRF (the “Merger”).
WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the number of shares of ORRF Common Stock and has sole, and otherwise unrestricted, voting and investment power with respect to such shares (the “Shares”), indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the terms “Shares” means all shares of ORRF Common Stock, whether such shares of ORRF Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2 herein));
WHEREAS, it is a condition to the willingness of CVLY to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and
WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and CVLY agree as follows:
1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the shareholders of ORRF, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of ORRF, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any ORRF Acquisition Proposal, the Shareholder shall:
  (a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
  (b) vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of the issuance of ORRF Common Stock in connection with the Merger and any other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of ORRF contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to ORRF’s and CVLY’s respective obligations to consummate the Merger; and (iii) against any ORRF Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.
Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.
2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the receipt of ORRF Shareholder Approval, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties hereto to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.
3. Subsequently Acquired Shares; Agreement to Retain Shares. The Shareholder agrees that any Shares of ORRF Common Stock which are acquired after the date of this Agreement and prior to ORRF shareholder
A-B-1

meeting (whether by the exercise of any stock options or warrants, the vesting of any restricted stock unit awards, or purchases in the open market, privately or otherwise) shall be bound by and subject to the terms of this Agreement. The Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a lien, claim, charge or other encumbrance or restriction of any kind whatsoever), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto other than in accordance with the terms and conditions of this Agreement, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (a) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers of Shares in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (d) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights as permitted by the Merger Agreement, (e) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death; subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (f) to any other shareholder of ORRF who has executed a copy of this Agreement on the date hereof, and (g) as CVLY may otherwise agree in writing in its sole discretion.
4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to CVLY as follows:
  (a) the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;
  (b) this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of CVLY) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);
  (c) the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1.
5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, in his, her or its capacity as a shareholder of ORRF, shall not, nor shall such Shareholder in such capacity authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates, other than ORRF in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his, her or its representatives or affiliates, other than ORRF in accordance with the terms of the Merger Agreement, to) (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an ORRF Acquisition Proposal, (b) participate in any discussions or negotiations regarding any ORRF Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than CVLY) any information or data with respect to ORRF or its Subsidiary or otherwise relating to an ORRF Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an ORRF Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an ORRF Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of ORRF’s shareholders with respect to an ORRF Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of ORRF that takes any action in support of an ORRF Acquisition Proposal.
A-B-2

6. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court located in the Commonwealth of Pennsylvania, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.
7. No Waivers. No waivers of any breach of this Agreement extended by CVLY to the Shareholder shall be construed as a waiver of any rights or remedies of CVLY with respect to any other shareholder of ORRF who has executed an agreement substantially in the form of this Agreement with respect to Shares owned by such shareholder or with respect to any subsequent breach of the shareholder or any other such shareholder of ORRF. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
8. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not have any effect on the ability of the Shareholder to exercise his or her duties as a director or officer of ORRF, while acting in such capacity as a director or officer of ORRF. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of ORRF.
9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.
10. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
11. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.
12. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.
13. Public Disclosure. The Shareholder shall not issue any press release or any public statement or other disclosure with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of CVLY. The Shareholder hereby permits CVLY to publish and disclose in any document and/or schedule filed by CVLY with the Securities and Exchange Commission and any other applicable Governmental Authority such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments and obligations pursuant to this Agreement.
14. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, CVLY may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.
15. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and of the United States of America located in the Commonwealth of Pennsylvania (the “Pennsylvania Courts”) for
A-B-3

any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waive any objection to the laying of venue of any such litigation in the Pennsylvania Courts and agree not to plead or claim in any Pennsylvania Court that such litigation brought therein has been brought in any inconvenient forum.
16. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.
17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) ORRF Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of ORRF’s Articles of Incorporation, as amended, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
CODORUS VALLEY BANCORP, INC.

By:
Name:
Title:
A-B-4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
SHAREHOLDER

By:
Name:
A-B-5

SCHEDULE 1
Shareholder	Shares
A-B-6

Exhibit C

Bylaws Amendment

AMENDED AND RESTATED BY-LAWS OF
ORRSTOWN FINANCIAL SERVICES, INC.
(Revised as of [•])
ARTICLE I – OFFICES
Section 1-1. Registered Office. The registered office of the corporation shall be located within the Commonwealth of Pennsylvania, at such place as the Board of Directors shall, from time to time, determine.
Section 1-2. Other Offices. The corporation may also have offices at such other places, within or without the Commonwealth of Pennsylvania, as the Board of Directors may, from time to time, determine.
ARTICLE II – SHAREHOLDERS’ MEETINGS
Section 2-1. Place of Shareholders’ Meetings. Meetings of shareholders shall be held at such places, within or without the Commonwealth of Pennsylvania, as may be fixed from time to time by the Board of Directors. If no such place is fixed by the Board of Directors, meetings of the shareholders shall be held at the registered office of the corporation. The Board shall have the right to determine that a meeting of shareholders be held solely by means of Internet or other electronic communications technology in the manner and to the extent provided by Pennsylvania law.
Section 2-2. Annual Meeting. A meeting of the shareholders of the corporation shall be held in each calendar year, on such date and at such time as the Board of Directors may determine. At such annual meeting, there shall be held an election of Directors.
Section 2-3. Notice for Nominations and Proposals.
  (a) Nominations of candidates for election as directors at any annual meeting of shareholders may be made (i) by, or at the direction of, a majority of the Board of Directors or (ii) by any shareholder entitled to vote at such annual meeting. Only persons nominated in accordance with the procedures set forth in paragraph (b) of this Section 2-3 shall be eligible for election as directors at an annual meeting. Ballots bearing the names of all the persons who have been nominated for election as directors at an annual meeting in accordance with the procedures set forth in paragraph B shall be provided for use at the annual meeting.
  (b) Nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this paragraph (b) of Section 2-3. To be timely, a shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than 120 days prior to the anniversary date of the mailing of notice for the immediately preceding annual meeting of shareholders of the corporation. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director and as to the shareholder giving the notice (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of corporation stock which are beneficially owned (as such beneficial ownership is determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by such person on the date of such shareholder notice, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Exchange Act, including, but not limited to, information required to be disclosed by Items 4, 5, 6 and 7 of Schedule 14A and information which would be required to be filed on Schedule 14B with the Securities and Exchange Commission (or any successors of such items or schedules); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the corporation’s books, of such shareholder and any other shareholders known by such shareholder to be supporting such nominees and (ii) the class and number of shares of corporation stock which are beneficially owned by such shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such nominees on the date of such shareholder notice. At the request of the Board of Directors, any person nominated by, or at the direction of, the Board of Directors for election as a director at an annual meeting shall furnish to the Secretary of the corporation that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee.
  (c) The Board of Directors may reject any nomination by a shareholder not timely made in accordance with the requirements of paragraph (b) of this Section 2-3. If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the
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informational requirements of this Section 2-3 in any material respect, the Secretary of the corporation shall notify such shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee reasonably determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of this Section 2-3 in any material respect, then the Board of Directors may reject such shareholder’s nomination. The Secretary of the corporation shall notify a shareholder in writing whether his nomination has been made in accordance with the time and informational requirements of this Section 2-3. Notwithstanding the procedures set forth in this paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any nominations by a shareholder, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the nomination was made in accordance with the terms of this Section 2-3. If the presiding officer determines that a nomination was made in accordance with the terms of this Section 2-3, he shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to such nominee. If the presiding officer determines that a nomination was not made in accordance with the terms of this Section 2-3, he shall so declare at the annual meeting and the defective nomination shall be disregarded.
  (d) At an annual meeting of shareholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual meeting by, or at the direction of, (i) the Board of Directors or (ii) any shareholder of the corporation who complies with all the requirements set forth in this paragraph (d) of Section 2-3. Proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this paragraph (d). For shareholder proposals to be considered at the annual meeting of shareholders, the shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than 120 days prior to the anniversary date of the mailing of notice for the immediately preceding annual meeting of shareholders of the corporation. Such shareholder’s notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation’s books, of the shareholder proposing such business and, to the extent known, any other shareholders known by such shareholder to be supporting such proposal, (iii) the class and number of shares of the corporation stock that are beneficially owned by the shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder notice, and (iv) any financial interest of the shareholder in such proposal (other than interests which all shareholders would have).
  (e) The Board of Directors may reject any shareholder proposal not timely made in accordance with the terms of paragraph (d) of this Section 2-3. If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the informational requirements of paragraph (d) in any material respect, the Secretary of the corporation shall promptly notify such shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of paragraph (d) of this Section 2-3 in any material respect, then the Board of Directors may reject such shareholder’s proposal. The Secretary of the corporation shall notify a shareholder in writing whether such shareholder’s proposal has been made in accordance with the time and informational requirements of paragraph (d) of this Section 2-3. Notwithstanding the procedures set forth in this paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any shareholder proposal, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the shareholder proposal was made in accordance with the terms of paragraph (d) of this Section 2-3. If the presiding officer determines that a shareholder proposal was made in accordance with the terms of paragraph (d) of this Section 2-3, such person shall so declare at the annual meeting and ballots shall be
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provided for use at the meeting with respect to any such proposal. If the presiding officer determines that a shareholder proposal was not made in accordance with the terms of paragraph (d) of this Section 2-3, such person shall so declare at the annual meeting and any such proposal shall not be acted upon at the annual meeting.
Section 2-4. Special Meetings. Special meetings of the shareholders may be called at any time:
  (a) By the Chairman of the Board, or in his or her absence, the Vice Chairman, if there is one; or
  (b) By the President of the corporation; or
  (c) By a majority of the Board of Directors; or
  (d) By shareholders entitled to cast at least twenty percent (20%) of the votes which shareholders are entitled to cast at the meeting.
Upon the written request of any person or persons entitled to call a special meeting, which request shall set forth the purpose for which the meeting is desired, it shall be the duty of the Secretary to fix the date of such meeting to be held at such time, not less than five (5) nor more than sixty (60) days after the receipt of such request, as the Secretary may determine, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of such meeting and to give notice thereof within five (5) days after receipt of such request, the person or persons calling the meeting may do so.
Section 2-5. Notices of Shareholders’ Meetings. Written notice stating the date, place and hour and, if required by law or these By-laws, the purpose, of any meeting of the shareholders, shall be given to each shareholder of record entitled to vote at the meeting at least five (5) days prior to the day named for the meeting, unless otherwise required by law. Such notices may be given at the discretion of, or in the name of, the Board of Directors, President, Vice President, Secretary or Assistant Secretary. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.
Section 2-6. Quorum of and Action by Shareholders. Unless otherwise provided in the Articles of Incorporation, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise specifically provided by law, the acts, at a duly organized meeting of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast, shall be the acts of the shareholders.
The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.
If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of Directors, those shareholders who attend the second of such adjourned meetings, although less than a quorum as fixed in this section or in the Articles of Incorporation, shall nevertheless constitute a quorum for the purpose of electing Directors.
Section 2-7. Voting. The officer or agent having charge of the transfer books of the corporation shall make a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. The list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.
At all shareholders’ meetings, shareholders entitled to vote may attend and vote either in person or by proxy. All proxies shall be in writing, executed by the shareholder or by his duly authorized attorney-in-fact, and shall be filed with the Secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until the notice thereof has been given to the Secretary of the corporation. No unrevoked proxy shall be valid after eleven (11) months from the date of execution, unless a longer time is expressly provided therein; but in no event shall a proxy, unless coupled with an interest, be voted on after three (3) years from the date of its execution.
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Except as otherwise specifically provided by law, all matters coming before the meeting shall be determined by a vote of shares. The Judge or Judges of Election or, if none, the Secretary of the meeting, shall tabulate and certify the results of such vote.
Section 2-8. Participation in Meetings by Conference Telephone. Any shareholder who is otherwise entitled to participate in any meeting of the shareholders may attend, be counted for the purposes of determining a quorum and exercise all rights and privileges to which he might be entitled were he personally in attendance, including the right to vote, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
Section 2-9. Action by Unanimous Consent of Shareholders. Any action which may be taken at a meeting of the shareholders or a class of shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation. Insertion in the minute book of the corporation shall be deemed filing with the Secretary regardless of whether the Secretary or some other authorized person has actual possession of the minute book. Written consents by all of the shareholders executed pursuant to this section may be executed in any number of counterparts and shall be deemed effective as of the dates set forth therein.
ARTICLE III – BOARD OF DIRECTORS
Section 3-1.
  (a) Number. The Board of Directors shall consist of not less than nine (9) and not more than fifteen (15) members, as determined from time to time by resolution of the Board of Directors approved by at least seventy-five percent (75%) of the number of directors entitled to vote thereon.
  (b) Term of Directors. The directors of the corporation shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At each annual election of directors, the directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the directors they succeed and shall be elected for a term expiring at the third succeeding annual election of directors. Each director shall serve and hold office until his/her successor is elected and qualified, or until his/her earlier resignation or removal.
Section 3-2. Place of Meeting. Meetings of the Board of Directors may be held at such place within the Commonwealth of Pennsylvania or elsewhere as a majority of the Directors may from time to time appoint or as may be designated in the notice calling the meeting.
Section 3-3. Regular Meetings. A regular meeting of the Board of Directors shall be held annually, immediately following the annual meeting of shareholders, at the place where such meeting of the shareholders is held or at such other place, date and hour as a majority of the newly elected Directors may designate. At such meeting, the Board of Directors shall elect officers of the corporation. In addition to such regular meeting, the Board of Directors shall have the power to fix by resolution the place, date and hour of other regular meetings of the Board.
Section 3-4. Special Meetings. Special meetings of the Board of Directors shall be held whenever ordered by the President, by a majority of the executive committee, if any, or by a majority of the Directors in office.
Section 3-5. Participation in Meetings by Conference Telephone. Any Director may participate in any meeting of the Board of Directors or of any committee (provided he is otherwise entitled to participate), be counted for the purpose of determining a quorum thereof and exercise all rights and privileges to which he might be entitled were he personally in attendance, including the right to vote, by means of conference telephone or other similar communications equipment by means of which all persons on the meeting can hear each other.
Section 3-6. Notices of Meeting of Board of Directors.
  (a) Regular Meetings. No notice shall be required to be given of any regular meeting, unless the same is held at other than the time or place for holding such meetings as fixed in accordance with Section 3-3 of these By-laws, in which event one (1) day’s notice shall be given of the time and place of such meeting.
  (b) Special Meetings. Written notice stating the date, place and hour of any special meeting of the Board of Directors shall be given at least one (1) day prior to the date named for the meeting.
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Section 3-7. Quorum. A majority of the Directors in office shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present at a meeting at which a quorum is present shall be considered as the acts of the Board of Directors. If there is no quorum present at a duly convened meeting of the Board of Directors, the majority of those present may adjourn the meeting from time to time and place to place.
Section 3-8. Informal Action by the Board of Directors. Any action which may be taken at a meeting of the Directors, or of the members of any committee of the Board of Directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors, or members of the committee, as the case may be, and shall be filed with the Secretary of the corporation. Insertion in the minute book of the corporation shall be deemed filing with the Secretary regardless of whether the Secretary or some other authorized person has actual possession of the minute book. Written consents by all of the Directors or the members of any committee of the Board of Directors executed pursuant to this section may be executed in any number of counterparts and shall be deemed effective as of the date set forth therein.
Section 3-9. Powers.
  (a) General Powers. The Board of Directors shall have all the power and authority granted by law to the Board, including all powers necessary or appropriate to the management of the business and affairs of the corporation.
  (b) Specific Powers. Without limiting the general powers conferred by the last preceding clause and the powers conferred by the Articles and these By-laws of the corporation, it is hereby expressly declared that the Board of Directors shall have the following powers:
    (i) To confer upon any officer or officers of the corporation the power to choose, remove or suspend assistant officers, agents or servants.
    (ii) To appoint any person, firm or corporation to accept and hold in trust for the corporation any property belonging to the corporation or in which it is interested, and to authorize any such person, firm or corporation to execute any documents and perform any duties that may be requisite in relation to any such trust.
    (iii) To appoint a person or persons to vote shares of another corporation held and owned by the corporation.
    (iv) By resolution adopted by a majority of the whole Board of Directors, to designate one (1) or more committees, each committee to consist of two (2) or more of the Directors of the corporation. To the extent provided in any such resolution, and to the extent permitted by law, a committee so designated shall have and may exercise the authority of the Board of Directors in the management of the business and affairs of the corporation. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If specifically granted this power by the Board in its resolution establishing the committee, in the absence or disqualification of any member and all designated alternates of such committee or committees or if the whole Board of Directors has failed to designate alternate members, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member.
    (v) To fix the place, time and purpose of meetings of shareholders.
    (vi) To fix the compensation of Directors and officers for their services.
Section 3-10. Removal of Directors by Shareholders. The entire Board of Directors or a class of the Board of Directors, where the Board of Directors is classified with respect to the power to elect Directors, or any individual Director may be removed from office without assigning any cause by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders would be entitled to cast at any annual election of Directors or such class of Directors. In case the Board of Directors or such class of the Board of Directors or any one or more Directors is so removed, new Directors may be elected at the same time.
Section 3-11. Vacancies. Subject to Article XIII, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled only by a majority of the remaining members of the Board of Directors though less than a quorum, unless there are no remaining Directors, in which
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case vacancies may be filled by the shareholders entitled to cast a majority of the votes thereon, and each person so elected shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the Director has been chosen expires, or until his/her earlier resignation or removal.
Section 3-12. Minimum Share Requirement. Each Director of the corporation must be a shareholder of the corporation and, by the first anniversary of his or her election as a director and at all times thereafter, own at least five thousand (5,000) shares of the corporation’s common stock.
Section 3-13. Eligibility Requirement. A person is not eligible to serve as a Director of the corporation if he or she: (a) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year; (b) is a person against whom a federal or state bank regulatory agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (c) has been found, either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court, to have (i) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency; or (ii) breached a fiduciary duty involving personal profit; or (d) has been nominated as a Director of the corporation by a person who would be disqualified from serving as a Director of this corporation under Section 3-13(a), (b) or (c) of these By- Laws.
ARTICLE IV – OFFICERS
Section 4-1. Election and Office. The officers of the corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents of whom one or more may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President, a Corporate Secretary, a Treasurer, and such other officers as the Board of Directors, the President, or the Chief Executive Officer may from time to time designate. The officers of the Corporation may also include a Chairman of the Board, if so designated by the Board of Directors. The Board of Directors shall designate from among the Chairman of the Board (if an officer), President, and any Vice Chairman, one of those officers to be the Chief Executive Officer. All officers having the rank of Senior Vice President or higher shall be elected by the Board of Directors and shall hold office at the pleasure of the Board of Directors. All other officers shall be appointed by the Chief Executive Officer, or, in his or her absence, by such other officer or officers as may be designated by the Board of Directors, and such appointments shall be reported to the Board of Directors
Any number of offices may be held by the same person.
Section 4-2. Powers and Duties of the Chief Executive Officer . Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have the general supervision over the policies, business and operation of the affairs of the corporation, and shall have all powers and duties as are usually incident to the Chief Executive Officer of a corporation. In the exercise of these duties and subject to the limitations of the laws of the Commonwealth of Pennsylvania, these By-laws, and the actions of the Board of Directors, he or she may appoint, suspend, and discharge employees, agents and assistant officers, may fix the compensation of all officers and assistant officers, and shall preside at all meetings of the shareholders at which he or she shall be present, unless there is a Chairman of the Board of Directors. He or she shall also do and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.
Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meeting of the shareholders of any corporation in which the corporation may hold stock, and, at any such meeting, shall possess and may exercise any and all rights and powers incident to the ownership of such stock which, as the owner thereof, the corporation might have possessed and exercised.
Section 4-3. Powers and Duties of the President. The President shall have such duties and powers as may be assigned to him or her from time to time by the Board of Directors or the Chief Executive Officer.
Section 4-4. Powers and Duties of the Secretary. Unless otherwise determined by the Board of Directors, the Secretary shall be responsible for the keeping of the minutes of all meetings of the Board of Directors, shareholders and all committees, in books provided for that purpose, and for the giving and serving of all notices for the corporation. He shall have charge of the corporate seal, the certificate books, transfer books
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and stock ledgers, and such other books and papers as the Board of Directors may direct. He shall perform all other duties ordinarily incident to the office of Secretary and shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors.
Section 4.5. Powers and Duties of the Treasurer. Unless otherwise determined by the Board of Directors, the Treasurer shall have charge of all the funds and securities of the corporation which may come into his or her hands. When necessary or proper, unless otherwise determined by the Board of Directors, the Treasurer shall endorse for collection on behalf of the corporation checks, notes, and other obligations, and shall deposit the same to the credit of the corporation in such banks or depositories as the Board of Directors may designate and shall sign all receipts and vouchers for payments made to the corporation. The Treasurer shall sign all checks made by the corporation, except when the Board of Directors shall otherwise direct. He or she shall be responsible for the regular entry in books of the corporation to be kept for such purpose, full and accurate account of all funds and securities received and paid by him or her on account of the corporation. Whenever required by the Board of Directors, the Treasurer shall render a statement of the financial condition of the corporation. The Treasurer shall have such other powers and shall perform such other duties as may be assigned to him or her from time to time by the Board of Directors. The Treasurer shall give such bond, if any, for the faithful performance of his or her duties as shall be required by the Board of Directors and any such bond shall remain in the custody of the President.
Section 4-6. Powers and Duties of the Chairman of the Board of Directors. Unless otherwise determined by the Board of Directors, the Chairman of the Board of Directors, if any, shall preside at all meetings of Directors. He shall have such other powers and perform such further duties as may be assigned to him or her by the Board of Directors.
Section 4-7. Powers and Duties of Vice Presidents and Assistant Officers. The Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, if such are elected, shall have the duties and powers as may from time to time be assigned to them by the Board of Directors, or by the Chief Executive Officer in the absence of any assignment by the Board of Directors. Any reference in these By- Laws to a Vice President will apply equally to a Senior Executive Vice President, Executive Vice President or a Senior Vice President unless the context requires otherwise. Each assistant officer as shall be elected shall assist in the performance of the duties of the officer to whom he or she is assistant and shall perform such duties in the absence of the officer. He or she shall perform such additional duties as the
Board of Directors, the Chief Executive Officer, or the officer to whom he or she is assistant, may from time to time assign to him or her.
Section 4-8. Delegation of Office. The Board of Directors may delegate the powers or duties of any officer of the corporation to any other person from time to time.
Section 4-9. Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring for whatever reason.
ARTICLE V – CAPITAL STOCK
Section 5-1. Share Certificates. Every share certificate shall be signed by the Chairman of the Board or the President or Vice President and by the Treasurer, Assistant Treasurer, Secretary or Assistant Secretary and sealed with the corporate seal, which may be a facsimile, engraved or printed, but where such certificate is signed by a transfer agent or a registrar, the signature of any corporate officer upon such certificate may be a facsimile, engraved or printed.
Section 5-2. Transfer of Shares. Transfer of shares shall be made on the books of the corporation only upon surrender of the share certificate, duly endorsed or with duly executed stock powers attached and otherwise in proper form for transfer, which certificate shall be cancelled at the time of the transfer. The shares of stock of the corporation which are uncertificated shall be transferable upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney duly authorized in writing, and upon compliance with appropriate procedures for transferring shares in uncertificated form.
Section 5-3. Determination of Shareholders of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other
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proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders. Such date in any case shall be not more than ninety (90) days, and in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.
Section 5-4. Lost Share Certificates. Unless waived in whole or in part by the Board of Directors, any person requesting the issuance of a new certificate in lieu of an alleged lost, destroyed, mislaid or wrongfully taken certificate shall (a) give to the corporation his bond of indemnity with an acceptable surety; and (b) satisfy such other reasonable requirements as may be imposed by the corporation. Thereupon, a new share certificate shall be issued to the registered owner or his assigns in lieu of the alleged lost, destroyed, mislaid or wrongfully taken certificate, provided that the request therefore and issuance thereof have been made before the corporation has notice that such shares have acquired by a bona fide purchaser.
Section 5-5. Uncertificated Shares. Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class shall be identical. Notwithstanding anything herein to the contrary, the other provisions of Article V of these By-laws to the extent inconsistent with uncertificated shares shall not apply to uncertificated shares and, in lieu thereof, the Board of Directors shall adopt alternative procedures.
ARTICLE VI – NOTICES; COMPUTING TIME PERIODS
Section 6-1. Contents of Notice. Whenever any notice of a meeting is required to be given pursuant to these By-laws or the Articles of Incorporation or otherwise, the notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders or where otherwise required by law, the general nature of the business to be transacted at such meeting.
Section 6-2. Method of Notice. All notices shall be given to each person entitled thereto, either personally or by sending a copy thereof through the mail or by telegraph, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If notice is sent by mail or telegraph it shall be deemed to have been given to the person entitled thereto when deposited in the United States Mail or with the telegraph office for transmission.
Section 6-3. Computing Time Periods. In computing the number of days for purposes of these By-laws, all days shall be counted, including Saturdays, Sundays or holidays, provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or holiday. In computing the number of days for the purpose of giving notice of any meeting, the date upon which the notice is given shall be counted by the day set for the meeting shall not be counted.
ARTICLE VII – LIMITATION OF DIRECTORS’ LIABILITY AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS
Section 7-1. Limitation of Directors’ Liability. No Director of the corporation shall be personally liable for monetary damages as such for any action taken or any failure to take any action unless: (a) the Director has breached or failed to perform the duties of his or her office under Section 8363 of the Pennsylvania Directors’ Liability Act (relating to standard of care and justifiable reliance), and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this Section shall not apply to the responsibility or liability of a Director pursuant to any criminal statute, or to the liability of a Director for the payment of taxes pursuant to local, State or Federal law.
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Section 7-2. Indemnification and Insurance.
  (a) Indemnification of Directors and Officers.
    (i) Each Indemnitee (as defined below) shall be indemnified and held harmless by the corporation for all actions taken by him or her and for all failures to take action (regardless of the date of any such action or failure to take action) to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including without limitation attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding (as defined below). No indemnification pursuant to this Section shall be made, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.
    (ii) The right to indemnification provided in this Section shall include the right to have the expenses incurred by the Indemnitee in defending any Proceeding paid by the corporation in advance of the final disposition of the Proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section or otherwise.
    (iii) Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.
    (iv) For purposes of this Article, (A) “Indemnitee” shall mean each Director or officer of the corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding, by reason of the fact that he or she is or was a Director or officer of the corporation or is or was serving in any capacity at the request or for the benefit of the corporation Director, officer, employee, agent, partner, or fiduciary or in any other capacity for, another corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise; and (B) “Proceeding” shall mean any threatened, pending or completed action, suit or proceeding (including without limitation an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative.
  (b) Indemnification of Employees and Other Persons. The corporation may, be action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. To the extent that an employee or agent of the corporation has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
  (c) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the corporation’s Articles of Incorporation or By-laws, agreement, vote of shareholders or Directors, or otherwise.
  (d) Insurance. The corporation may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person under Pennsylvania or other law. The corporation may also purchase and maintain insurance to insure its indemnification obligations whether arising hereunder or otherwise.
  (e) Fund for Payment of Expenses. The corporation may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise may secure in any manner its indemnification obligations, whether arising hereunder, under the Articles of Incorporation, by agreement, vote of shareholders or Directors, or otherwise.
Section 7-3. Amendment. The provisions of this Article relating to the limitation of Directors’ liability, to indemnification and to the advancement of expenses shall constitute a contract between the corporation and each of its Directors and officers which may be modified as to any Director or officer only with that person’s consent or as specifically provided in this Section. Notwithstanding any other provision of these By-laws relating to their
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amendment generally, any repeal or amendment of this Article which is adverse to any Director or officer shall apply to such Director or officer only on a prospective basis, and shall not reduce any limitation on the personal liability of a Director of the corporation, or limit the rights of an Indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these By-laws, no repeal or amendment of these By-laws shall affect any or all of this Article so as either to reduce the limitation of Directors’ liability or limit indemnification or the advancement of expenses, in any manner unless adopted by (a) the unanimous vote of the Directors of the corporation then serving, or (b) the affirmative vote of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast in the election of Directors; provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.
Section 7-4. Changes in Pennsylvania Law. References in this Article to Pennsylvania law or to any provision thereof shall be to such law (including without limitation the Directors’ Liability Act) as it existed on the date this Article was adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of Directors or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Article shall continue as theretofore to the extent permitted by law; and (b) if such change permits the corporation without the requirement of any further action by shareholders or Directors to limit further the liability of Directors (or limit the liability of officers) or to provide broader indemnification rights or rights to the advancement of expenses than the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.
ARTICLE VIII – FISCAL YEAR
The Board of Directors shall have the power by resolution to fix the fiscal year of the corporation. If the Board of Directors shall fail to do so, the President shall fix the fiscal year.
ARTICLE IX – AMENDMENTS
The shareholders entitled to vote thereon shall have the power to alter, amend, or repeal these By-laws, by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast thereon, at any regular or special meeting, duly convened after notice to the shareholders of such purpose. Subject to Article XIII, the Board of Directors, by a majority vote of those voting, shall have the power to alter, amend, and repeal these By-laws, at any regular or special meeting duly convened after notice of such purpose, subject always to the power of the shareholders to further alter, amend or repeal these By-laws.
ARTICLE X – INTERPRETATION OF BY-LAWS
All words, terms and provisions of these By-laws shall be interpreted and defined by and in accordance with the Pennsylvania Business Corporation Law, as amended, and as amended from time to time hereafter.
ARTICLE XI – MINUTE AND STOCK BOOKS AND CORPORATE SEAL
Section 11-1. Location and Maintenance of Minute Book. The Board of Directors may by resolution direct that the minute book be kept by someone other than the Secretary of the corporation. However, a resolution of the Board of Directors shall not be required if the minute book is to be kept and maintained by Counsel for the corporation. Minutes of meetings of the Shareholders, the Board of Directors, any committee of the Board of Directors and any written consent in lieu of such a meeting shall be effective if filed in the minute book whether or not the minute book is maintained by the Secretary or Counsel for the corporation.
Section 11-2. Location and Maintenance of Stock Book. The Board of Directors may by resolution direct that the stock certificates, stock ledgers, transfer books and corporate seal may be by someone other than the Secretary of the corporation. However, a resolution of the Board of Directors shall not be required if said items are to be kept and maintained by an officer or employee of the corporation at the offices of the corporation.
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ARTICLE XII – EXCLUSIVE FORUM
Venue in the following actions and proceedings shall be exclusively in the state and federal courts sitting in the judicial district embracing the county in which the registered office of the corporation is located:
  (1) any derivative action or proceeding brought on behalf of the corporation;
  (2) any action or proceeding asserting a claim of breach of duty owed by any director, officer or other employee of the corporation to the corporation or its shareholders;
  (3) any action or proceeding brought under 15 Pa.C.S. Subchapter 15D (relating to dissenters rights);
  (4) any action or proceeding brought under 15 Pa.C.S. Subchapter 17G (relating to judicial supervision of corporate action);
  (5) any action or proceeding brought under 15 Pa.C.S. Chapter 25 (relating to registered corporations); or
  (6) any action or proceeding asserting a claim against the corporation, or any director, officer or other employee of the corporation (i) arising under any provision of Pennsylvania law, or the articles of incorporation or bylaws of the Corporation, or (ii) governed by the internal affairs doctrine.
ARTICLE XIII – CERTAIN GOVERNANCE MATTERS
Section 13-1. Interpretation; Definitions.
  (a) The provisions of this Article XIII shall apply notwithstanding anything to the contrary set forth in these By-laws. In the event of any inconsistency between any provision of this Article XIII and any other provision of these By-laws, such provision of this Article XIII shall control.
  (b) The following definitions shall apply to this Article XIII and otherwise as applicable in these By-laws:
    (i) “Effective Date” shall mean the effective date of the merger of the Corporation and Codorus Valley Bancorp, Inc.
    (ii) “Legacy CVLY Committee Member” shall mean, with respect to any Committee, a Legacy CVLY Director appointed to such Committee.
    (iii) “Legacy CVLY Directors” shall mean the directors of the Corporation who were directors of Codorus Valley Bancorp, Inc. as of immediately prior to the Effective Date.
    (iv) “Legacy ORRF Committee Member” shall mean, with respect to any Committee, a Legacy ORRF Director appointed to such Committee.
    (v) “Legacy ORRF Directors” shall mean the directors of the Corporation who were directors of the Corporation as of immediately prior to the Effective Date.
    (vi) “Specified Period” shall mean the period beginning on the Effective Date and ending on the earlier of (i) three-year anniversary of the Effective Date or (ii) the third annual meeting of the Corporation following the Effective Date.
13-2. Chair; Vice Chair.
  (a) During the Specified Period, the Legacy ORRF Directors shall have the exclusive authority to appoint, by at least a majority vote of the Legacy ORRF Directors, on behalf of the Board of Directors of the Corporation, the Chair at each annual meeting, or at any special meeting at which directors are to be elected, or otherwise upon the death, resignation, removal, disqualification or other cessation of service of the Chair (or any of such individuals’ successor selected and appointed pursuant to this Section 13-2(a)).
  (b) During the Specified Period, the Legacy CVLY Directors shall have the exclusive authority to appoint, by at least a majority vote of the Legacy CVLY Directors, on behalf of the Board of Directors of the Corporation, the Vice Chair at each annual meeting, or at any special meeting at which directors are to be elected, or otherwise upon the death, resignation, removal, disqualification or other cessation of service by the Vice Chair (or any of such individuals’ successor selected and appointed pursuant to this Section 13- 2(b)).
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Section 13-3. Composition of the Board of Directors. On the Effective Date, the Board of Directors shall be comprised of thirteen (13) Directors, of which six (6) shall be Legacy CVLY Directors and seven (7) shall be persons who were Legacy ORRF Directors. Upon the expiration of the term to which he or she is initially appointed, the Board of Directors of the Surviving Corporation shall, subject to its fiduciary duties, nominate and recommend such director for election by the shareholders of the Surviving Corporation to a successive three (3) year term on the Board of Directors of the Surviving Corporation, provided, however, that in each case he or she continues to meet the eligibility requirements for a director under the Articles of Incorporation and By-laws of the Surviving Corporation.
Section 13-4. Composition of Committees.
  (a) During the Specified Period, the following committees of the Board of Directors of the Corporation shall consist of the following committees (each, a “Committee”):
    (i) Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of such Nominating and Corporate Governance Committee shall be a Legacy ORRF Director serving on such committee.
    (ii) Compensation Committee: The Compensation Committee of the Board of Directors shall consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the Compensation Committee shall be a Legacy CVLY Director serving on such committee.
    (iii) Audit Committee: The Audit Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of the Audit Committee shall be a Legacy ORRF Director serving on such committee.
    (iv) Enterprise Risk Management Committee: The Enterprise Risk Management Committee of the Board of Directors of the Surviving Corporation shall consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the Enterprise Risk Management Committee shall be a Legacy CVLY Director serving on such committee.
    (v) Asset-Liability Committee: The Asset-Liability Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of the Asset-Liability Committee shall be a Legacy ORRF Director serving on such committee.1
  (b) Notwithstanding the foregoing, in order to allow for a diversity of experience, expertise and decision-making of the Board of Directors and the Committees and to account for the ongoing needs of the Corporation and the possibility that additional directors may join the Board of Directors following the Effective Date, the number and composition of any Committee may be adjusted during the Specified Period in accordance with the other terms of these By-Laws in the good faith determination of the Board of Directors, but only upon prior consultation with the Legacy CVLY Directors and Legacy ORRF Directors at a duly called meeting of the Board of Directors; provided, however, that the Board of Directors shall use reasonable best efforts to ensure that any such change in number or composition will result in proportional representation by the Legacy CVLY Directors and the Legacy ORRF Directors on such Committee, as applicable, in accordance with the Committee composition set forth in Section 13-4(a)(i) through (a)(v) above, as applicable.
Section 13-5. Amendments to Article XIII. In the event of any inconsistency between any provision of this Article XIII and any other provision of these By-laws or the Corporation’s other constituent documents, the provisions of this Article XIII shall control. During the Specified Period, the provisions of this Article XIII may be modified, amended or repealed, and any Bylaw provision inconsistent with such provisions may be adopted, only by the affirmative vote of at least 75% of the Board of Directors.

Adopted by the Board of Directors on [Date]
[1]
In addition to the inclusion of the other corporate governance provisions of this Section 13 into the bylaws of the Surviving Bank, the bylaws of the Surviving Bank will provide that the trust committee of the bank will consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the trust committee shall be a Legacy CVLY Director serving on such committee

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Exhibit D
Bank Merger Agreement

AGREEMENT AND PLAN OF BANK MERGER
AGREEMENT AND PLAN OF BANK MERGER (“Agreement”) is dated as of [•], by and between Orrstown Bank, a Pennsylvania chartered bank (“ORRF Bank”), and PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank (“CVLY Bank”).
WHEREAS, pursuant to an Agreement and Plan of Merger (the “Holdco Merger Agreement”) dated as of December 12, 2023, by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”), CVLY will be merged with and into ORRF with ORRF as the surviving corporation;
WHEREAS, the Holdco Merger Agreement provides that the parties intend to cause the merger of CVLY Bank with and into ORRF Bank with ORRF Bank as the Surviving Bank (“Bank Merger”);
WHEREAS, it is anticipated that the Bank Merger would occur immediately after the transactions contemplated by the Holdco Merger Agreement;
WHEREAS, the board of directors of CVLY Bank and ORRF Bank, respectively, have unanimously approved this Agreement and the Bank Merger and determined that the Bank Merger, under and pursuant to the terms and conditions set forth herein, is in the best interests of ORRF Bank and CVLY Bank, respectively;
WHEREAS, this Agreement and Plan of Bank Merger has been approved by the unanimous written consent of the sole stockholders of each of ORRF Bank and CVLY Bank; and
WHEREAS, this Agreement and Plan of Bank Merger must be approved by the Pennsylvania Department of Banking and Securities (“Department”), and the Board of Governors of the Federal Reserve System.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Holdco Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CVLY Bank and ORRF Bank hereby agree and covenant as follows:
ARTICLE I – DEFINITIONS
Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
1.1 “Code” shall mean the Internal Revenue Code of 1986, as amended.
1.2 “Effective Time” shall mean the date and time at which the Bank Merger contemplated by this Agreement becomes effective, as provided in Section 2.2 of this Agreement.
1.3 “Merging Banks” shall collectively refer to CVLY Bank and ORRF Bank.
1.4 “Surviving Bank” shall refer to ORRF Bank as the surviving bank of the Bank Merger.
ARTICLE II – TERMS OF THE BANK MERGER
2.1 The Bank Merger.
  (a) Subject to the terms and conditions set forth in Holdco Merger Agreement, at the Effective Time, CVLY Bank shall be merged with and into ORRF Bank pursuant to federal law and the laws of the Commonwealth of Pennsylvania. ORRF Bank shall be the Surviving Bank of the Bank Merger and shall continue to be governed by the laws of the Commonwealth of Pennsylvania.
  (b) As a result of the Bank Merger, (i) each share of common stock of CVLY Bank issued and outstanding immediately prior to the Effective Time shall be canceled, and (ii) each share of common stock of ORRF Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding immediately after the Effective Time.
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(c) At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of the Merging Banks and thereupon and thereafter all the property, rights, powers, and franchises of each of the Merging Banks shall vest in the Surviving Bank, and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations, liquidation accounts, and duties of each of the Merging Banks and shall have succeeded to all of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties, and relationships had been originally acquired, incurred, or entered into by the Surviving Bank. The deposit taking offices of CVLY Bank shall be operated by the Surviving Bank. In addition, any reference to either of the Merging Banks in any contract, will, or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will, or document; and any pending action or other judicial proceeding to which either of the Merging Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Bank Merger, but may be prosecuted to final judgment, order, or decree in the same manner as if the Bank Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order, or decree may be rendered for or against it that might have been rendered for or against either of the Merging Banks if the Bank Merger had not occurred.
2.2 Effective Time. The Bank Merger shall become effective as of the date and time set forth in the Articles of Merger filed with the Pennsylvania Department of State.
2.3 Name of Surviving Bank. The name of the Surviving Bank shall be ORRF Bank.
2.4 Offices. The home office of the Surviving Bank shall be 4750 Lindle Road, Harrisburg, PA 17111.
2.5 Articles of Incorporation. At and after the Effective Time, the articles of incorporation of ORRF Bank shall be the articles of incorporation of the Surviving Bank until amended in accordance with their terms and applicable law.
2.6 Bylaws. At and after the Effective Time, the bylaws of ORRF Bank shall be the bylaws of the Surviving Bank until amended in accordance with their terms and applicable law.
2.7 Directors and Officers.
  (a) The directors of ORRF Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank; provided, however, that (i) immediately prior to Effective Time, ORRF Bank shall cause four of ORRF Bank’s existing directors to resign, and (ii) effective as of the Effective Time, (A) ORRF Bank shall expand the size of the ORRF Bank’s board of directors to 13 members and (B) six new directors, each of whom shall be selected from the existing CVLY Bank’s board of directors (subject to the mutual agreement between ORRF Bank and CVLY Bank), shall be appointed to the board of directors of the Surviving Bank. Upon the expiration of the term to which he or she is initially appointed, the board of directors of the Surviving Bank shall nominate and recommend such director for election by the shareholders of the Surviving Bank for successive terms such that his or her terms of service as a director of the Surviving Bank are coterminous with this terms of service as a director of the Surviving Bank, provided that in each case he or she continues to meet the eligibility requirements for a director under the articles of incorporation and bylaws of the Surviving Bank.
  (b) The executive officers of the Surviving Bank shall be as set forth on Schedule 2.7 hereto, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.
2.8 Treatment of Bank Merger. The parties hereto intend that the Bank Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
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ARTICLE III – MISCELLANEOUS
3.1 Conditions Precedent. The respective obligations of each party under this Agreement shall be subject to the satisfaction or waiver by the party permitted to do so, of the conditions set forth in Article VII of Holdco Merger Agreement.
3.2 Termination. This Agreement shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of Holdco Merger Agreement in accordance with Article VIII thereof.
3.3 Amendments. To the extent permitted by the laws of the Commonwealth of Pennsylvania, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the board of directors of each of the parties hereto.
3.4 Successors. This Agreement shall be binding on the successors of each of the Merging Banks.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Bank Merger to be executed by their duly authorized officers, all as of the day and year first above written.
ORRSTOWN BANK

By:
Name:
Title:
PEOPLESBANK, A CODORUS VALLEY COMPANY

By:
Name:
Title:
[Signature Page to Agreement and Plan of Bank Merger]
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APPENDIX B

December 12, 2023
Board of Directors
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, PA 17257
Members of the Board of Directors:
We understand that Codorus Valley Bancorp, Inc. (“Codorus”) and Orrstown Financial Services, Inc. (the “Company” or “Orrstown”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Codorus will be merged with and into Orrstown (the “Merger”), with Orrstown as the surviving corporation and that, in connection with the Merger, each share of issued and outstanding common stock, par value $2.50, of Codorus (the “Codorus Common Shares”), except for Codorus Common Shares held as treasury stock (the “Excluded Shares”), will be converted into the right to receive 0.875 shares (the “Exchange Ratio”) of Company common stock, no par value (the “Company Common Shares”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Shares.
In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:
1.	reviewed a draft of the Agreement and Plan of Merger, dated as of December 11, 2023, by and between Orrstown and Codorus (the “Agreement”);
2.
reviewed certain information related to the historical condition and prospects of the Company and Codorus, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for each of the Company and Codorus that were prepared using consensus analyst estimates for the years 2023, 2024 and 2025 with further years extrapolated based on appropriate growth rates, which estimates (including the growth rates utilized) were reviewed and approved for our use by the management of the Company (the “Projections”) and (b) certain forecasts and estimates of the amount and timing of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments expected to result from the Merger, as prepared by management of the Company (the “Pro Forma Financial Adjustments”);

3.
reviewed the Company’s and Codorus’s audited financial statements for years ended December 31, 2020, December 31, 2021 and December 31, 2022 and unaudited financial statements for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023;

4.	reviewed certain of the Company’s and Codorus’s recent public filings and other publicly available information regarding the Company and Codorus that we deemed to be relevant;
5.	reviewed the financial and operating performance of the Company and Codorus and those of other selected public companies that we deemed to be relevant;
6.
reviewed the current and historical market prices for the Company Common Shares and the Codorus Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	compared the relative contributions of the Company and Codorus to certain historical financial statistics of the combined company on a pro forma basis;
8.	reviewed certain potential pro forma financial effects of the Merger on earnings per share, capitalization and financial ratios of the Company;
9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

Board of Directors
Orrstown Financial Services, Inc.
December 12, 2023

10.
received a certificate addressed to Raymond James from the Chief Financial Officer of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.
discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters that we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and Codorus, respectively, and the financial condition and future prospects and operations of the Company and Codorus, respectively.

With your consent, we have assumed and relied upon the accuracy and completeness of all information that was available to us from public sources, supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Codorus is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Codorus is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Codorus. With respect to the Projections, Pro Forma Financial Adjustments and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Pro Forma Financial Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting (or, in the case of the Projections, with respect to 2023, 2024 and 2025, which were prepared using consensus analyst estimates for the years 2023, 2024 and 2025, are consistent with) the best currently available estimates and judgments of the management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections, Pro Forma Financial Adjustments or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger, Codorus or the Company that would be material to our analyses or this Opinion.
Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of December 11, 2023 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Codorus since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
As the Board is aware, the credit, financial and stock markets have been experiencing and do experience volatility from time to time and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Merger, Codorus or the Company. This Opinion does not purport to address potential developments in any such credit, financial and stock markets on the Exchange Ratio after the date hereof.

Board of Directors
Orrstown Financial Services, Inc.
December 12, 2023

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We provided advice to the Company with respect to the proposed Merger. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. This letter does not express any opinion as to the likely trading range of the Company Common Shares or Codorus Common Shares following the announcement or consummation of the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company or Codorus at that time. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Shares, of the Exchange Ratio.
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, Codorus and the Merger, including, without limitation, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not experts in the evaluation of allowance for credit losses and have not independently verified such allowance or reviewed or examined any individual loan or credit files. We have assumed, with your consent, that the allowance for credit losses (i) set forth in the financial statements of the Company and Codorus are adequate to cover such losses, (ii) will be adequate on a pro forma basis for the combined entity and (iii) comply fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.
In formulating our opinion, we have considered only what we understand to be the consideration to be paid by the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Company’s or Codorus’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s or such other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or any other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or Codorus or the ability of the Company or Codorus to pay their respective obligations when they come due.
The delivery of this opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors
Orrstown Financial Services, Inc.
December 12, 2023

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Codorus for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Codorus or other participants in the Merger in the future, for which Raymond James may receive compensation.
It is understood that this letter is solely for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Merger and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or Codorus regarding how said shareholder should act or vote with respect to the proposed Merger or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a joint proxy statement used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such joint proxy statement, along with a description, reasonably satisfactory to us.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Shares.
Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C

December 12, 2023
The Board of Directors
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17403

Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Codorus Valley Bancorp, Inc. (“Codorus”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Codorus with and into Orrstown Financial Services, Inc. (“Orrstown”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Codorus and Orrstown. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of Orrstown, Codorus or any shareholder of Codorus, each share of common stock, par value $2.50 per share, of Codorus (“Codorus Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Treasury Stock (as defined in the Agreement)) shall be converted into the right to receive 0.8750 of a share of common stock, no par value per share, of Orrstown (“Orrstown Common Stock”). The ratio of 0.8750 of a share of Orrstown Common Stock for one share of Codorus Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, following the execution and delivery of the Agreement, Orrstown will cause Orrstown Bank, and Codorus will cause PeoplesBank, A Codorus Valley Company (“PeoplesBank”), to execute and deliver an agreement and plan or merger pursuant to which PeoplesBank will merge with and into Orrstown Bank (the “Bank Merger”).
KBW has acted as financial advisor to Codorus and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between Codorus and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Codorus and Orrstown. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Codorus or Orrstown for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Codorus (the “Board”) in rendering this opinion and will receive a fee from Codorus for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Codorus has agreed to indemnify us for certain liabilities arising out of our engagement.
In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Codorus and received compensation for such services. KBW provided certain financial advisory services to Codorus in connection with general financial strategy and planning. In the past two years, KBW has not provided investment banking or financial advisory services to Orrstown. We may in the future provide investment banking and financial advisory services to Codorus or Orrstown and receive compensation for such services.

The Board of Directors – Codorus Valley Bancorp, Inc.
December 12, 2023

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Codorus and Orrstown and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement dated as of December 12, 2023; (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of Codorus; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of Codorus; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of Orrstown; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of Orrstown; (vi) certain regulatory filings of Codorus and Orrstown and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2022 and the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023; (vii) certain other interim reports and other communications of Codorus and Orrstown to their respective shareholders; and (viii) other financial information concerning the businesses and operations of Codorus and Orrstown furnished to us by Codorus and Orrstown or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Codorus and Orrstown; (ii) the assets and liabilities of Codorus and Orrstown; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Codorus and Orrstown with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Codorus that were prepared by Codorus management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Orrstown, as well as financial and operating forecasts and projections of Orrstown for certain periods beyond 2025 that were prepared and provided to us by Orrstown management, all of which information was discussed with us by Orrstown management and used and relied upon by us based on such discussions, at the direction of Codorus management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Orrstown (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Orrstown management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Codorus management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Codorus and Orrstown regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, Codorus with soliciting indications of interest from third parties regarding a potential transaction with Codorus.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Codorus as to the reasonableness and achievability of the financial and operating forecasts and projections of Codorus referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Codorus, upon Orrstown
Keefe, Bruyette & Woods, A Stifel Company
787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

The Board of Directors – Codorus Valley Bancorp, Inc.
December 12, 2023

management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Orrstown, the financial and operating forecasts and projections of Orrstown for certain periods beyond 2025, and the estimates regarding certain pro forma financial effects of the Merger on Orrstown (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information represents, or in the case of the Orrstown “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Orrstown management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of Codorus and Orrstown that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Orrstown referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Codorus and Orrstown and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Codorus or Orrstown since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Codorus and Orrstown are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Codorus or Orrstown, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Codorus or Orrstown under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Codorus and Orrstown of its loans and owned securities as either held for investment, on the one hand, or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Codorus and Orrstown, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Codorus Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all
Keefe, Bruyette & Woods, A Stifel Company
787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

The Board of Directors – Codorus Valley Bancorp, Inc.
December 12, 2023

related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Codorus, Orrstown or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Codorus that Codorus has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Codorus, Orrstown, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Codorus Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transactions (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Codorus, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Codorus to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Codorus or the Board; (iii) the fairness of the amount or nature of any compensation to any of Codorus’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Codorus Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Codorus (other than the holders of Codorus Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Orrstown or any other party to any transaction contemplated by the Agreement; (v) the actual value of Orrstown Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Codorus Common Stock or Orrstown Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Orrstown Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Codorus, Orrstown, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transactions (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
Keefe, Bruyette & Woods, A Stifel Company
787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

The Board of Directors – Codorus Valley Bancorp, Inc.
December 12, 2023

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Codorus Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Codorus Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, A Stifel Company
787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
The following is only a general summary of certain aspects of Pennsylvania law and ORRF articles of incorporation and bylaws related to the indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741-1850 of the Pennsylvania Business Corporations Law of 1988, as amended, or PBCL.
Sections 1741-1743 of the PBCL provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnification. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Section 1746 of the PBCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure or act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Section 1747 of the PBCL authorizes a corporation to purchase insurance for directors and other representatives. The foregoing statement is subject to the detailed provisions of Section 1741-1850 of the PBCL.
The bylaws of ORRF provide for indemnification of directors and officers to the extent provided in the PBCL. In accordance with Section 1713 of the PBCL, the bylaws of the Registrant also include a provision that the directors of the Registrant shall not be personally liable for monetary damages such for any action taken, or failure to take any action, unless: (i) the director has breached or failed to perform the duties of his office in good faith, in a manner he reasonably believes to be in the best interests of the company and with such care, including reasonably inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances; and (ii) the breach or failure to perform constitute self-dealing, willful misconduct or recklessness. Pursuant to Section 1713 of the PBCL, this limitation of personal liability does not apply to (i) the responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for the payment of taxes pursuant to federal state or local law.
Further, the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the articles of incorporation.
Item 21.	Exhibits and Financial Statement Schedules.
(a)	See Exhibit Index immediately following the signature page.
(b)	Not applicable.
(c)	Not applicable.
Item 22.	Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)
That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX
2.1
Agreement and Plan of Merger, dated as of December 12, 2023, by and between Orrstown Financial Services, Inc. and Codorus Valley Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed on December 12, 2023)

3.1	Articles of Incorporation as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on January 29, 2010)
3.2	Amended and Restated Bylaws of Orrstown Financial Services, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed on December 12, 2023)
4.1	Specimen Common Stock Certificate (incorporated by reference to the Registrant’s Registration Statement on Form S-3 filed February 8, 2010 (File No. 333-164780)
4.2
Subordinated Indenture, dated December 19, 2018, by and between Orrstown Financial Services, Inc., and U.S. Bank, National Association (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on December 20, 2018)

4.3	Form of Global Note for Subordinated Notes (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed December 20, 2018)
4.4	Form of Registration Rights Agreement for Subordinated Notes (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed December 20, 2018)
4.5	Description of Registrant’s Securities (incorporated by reference to Exhibit 4.5 of the Registrant’s Current Report on Form 10-K filed on March 11, 2022)
5.1	Opinion of Pillar Aught LLC, counsel to Orrstown Financial Services, Inc., as to the legality of the shares being registered by Orrstown Financial Services, Inc.
8.1	Opinion of Goodwin Procter LLP, counsel to Orrstown Financial Services, Inc., as to certain tax matters
8.2	Opinion of Holland & Knight LLP, counsel to Codorus Valley Bancorp, Inc., as to certain tax matters
10.1+
Employment Agreement, dated as of December 12, 2023, by and among Orrstown Financial Services, Inc., Orrstown Bank and Craig L. Kauffman (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed on December 12, 2023)

10.2+
Change in Control Agreement, dated as of December 12, 2023, by and among Orrstown Financial Services, Inc., Orrstown Bank and Craig L. Kauffman (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed on December 12, 2023)

21	Subsidiaries of Orrstown Financial Services, Inc. (incorporated by reference to Exhibit 21 of the Registrant’s Form 10-K filed on March 14, 2024)
23.1	Consent of Pillar Aught LLC (included in Exhibit 5.1)
23.2	Consent of Goodwin Procter LLP (included in Exhibit 8.1)
23.3	Consent of Holland & Knight LLP (included in Exhibit 8.2)
23.4	Consent of Crowe LLP regarding Orrstown Financial Services, Inc. financial information
23.5	Consent of Crowe LLP regarding Codorus Valley Bancorp, Inc. financial information
24.1	Powers of Attorney (included on the signature page of this Registration Statement)
99.1	Consent of Keefe, Bruyette & Woods, Inc.
99.2	Consent of Raymond James & Associates, Inc.
99.3	Form of Proxy Card of Orrstown Financial Services, Inc. (to be filed by Amendment)
99.4	Form of Proxy Card of Codorus Valley Bancorp, Inc. (to be filed by Amendment)
99.5	Consent of Sarah M. Brown to be named as a director of Orrstown Financial Services, Inc.
99.6	Consent of Brian D. Brunner to be named as a director of Orrstown Financial Services, Inc.
99.7	Consent of Scott V. Fainor to be named as a director of Orrstown Financial Services, Inc.
99.8	Consent of John W. Giambalvo to be named as a director of Orrstown Financial Services, Inc.
99.9	Consent of Craig L. Kauffman to be named as a director of Orrstown Financial Services, Inc.
99.10	Consent of J. Rodney Messick to be named as a director of Orrstown Financial Services, Inc.
107	Filing Fee Table
+	Management contract or compensatory plan or agreement

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Shippensburg, Commonwealth of Pennsylvania, on March 29, 2024.
ORRSTOWN FINANCIAL SERVICES, INC.

By:	/s/ Thomas R. Quinn, Jr.
Name:	Thomas R. Quinn, Jr.
Title:	President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Thomas R. Quinn, Jr. and Neelesh Kalani as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on March 29, 2024.
By:	/s/ Thomas R. Quinn, Jr.	By:	/s/ Neelesh Kalani
	Thomas R. Quinn, Jr. President and Chief Executive Officer and Director (Principal Executive Officer)		Neelesh Kalani Executive Vice President, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Joel R. Zullinger	By:	/s/ Mark K. Keller
	Joel R. Zullinger Chairman of the Board and Director		Mark K. Keller Director

By:	/s/ Cindy J. Joiner	By:	/s/ Thomas D. Longenecker
	Cindy J. Joiner Director		Thomas D. Longenecker Director

By:	/s/ Michael J. Rice	By:	/s/ Andrea Pugh
	Michael J. Rice Director		Andrea Pugh Director

By:	/s/ Meera R. Modi	By:	/s/ Glenn W. Snoke
	Meera R. Modi Director		Glenn W. Snoke Director

By:	/s/ Eric A. Segal	By:	/s/ Floyd E. Stoner
	Eric A. Segal Director		Floyd E. Stoner Director